As filed with the Securities and Exchange Commission on September 24, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

APPAREL HOLDING CORP.*

(Exact name of registrant as specified in its charter)

Delaware	5600	75-3264870
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
	1441 Broadway—6th Floor New York, New York 10018 (212) 515-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lisa Klinger

Chief Financial Officer and Treasurer

1441 Broadway—6th Floor

New York, New York 10018

(212) 515-2600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Gerald T. Nowak, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Kevin P. Kennedy Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Title of Each Class of Securities to be Registered	Proposed Maximum Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$200,000,000	$27,280

(1)	Includes the offering price of the shares of common stock that may be sold if the option to purchase additional shares granted by us to the underwriters is exercised in full.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(3)	Calculated by multiplying 0.00013460 by the proposed maximum offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

* Apparel Holding Corp., the registrant whose name appears on the cover of this registration statement, is a Delaware corporation. Prior to the consummation of this offering, Apparel Holding Corp. will change its name to Vince Holding Corp. Shares of the common stock of Vince Holding Corp. are being offered by the prospectus.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2013

             Shares

Apparel Holding Corp.

Common Stock

This is an initial public offering of shares of common stock of Apparel Holding Corp. (to be renamed Vince Holding Corp. prior to the consummation of this offering). All of the              shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to list the common stock on the New York Stock Exchange under the symbol “VNCE”.

We are an “emerging growth company” as defined under the federal securities laws and are therefore subject to reduced public company reporting requirements.

See ‘‘Risk Factors’’ on page 24 to read about the factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2013.

Goldman, Sachs & Co.	Baird

BofA Merrill Lynch	Barclays	J.P. Morgan	UBS Investment Bank

KeyBanc Capital Markets	Stifel	William Blair

Prospectus dated                     , 2013.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States (the “U.S.”) are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Market and Industry Data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties, including (i) the Worldwide Luxury Markets Monitor, Spring 2012 Update (dated May 7, 2012), the 2012 Luxury Goods Worldwide Market Study (11th Edition) (dated October 15, 2012) and the Worldwide Luxury Markets Monitor, Spring 2013 Update (dated May 16, 2013) (the “Bain Studies”) each of which was prepared by the Altagamma Foundation in cooperation with Bain & Company and (ii) the Vince Survey Among Qualified Non-Customers (dated January 9, 2013) (the “Harris Study”) which was prepared by Harris Interactive. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. Further, while we believe the market opportunity information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. See “Special Note Regarding Forward-Looking Statements.”

The Bain Studies analyze the global luxury market, including the market and financial performance of more than 230 of the world’s leading luxury goods companies and brands. All 2012 figures derived from the Bain Studies are based on an exchange rate of $1.00 to €0.809.

We commissioned the Harris Study to analyze awareness of the Vince brand, affinity for the Vince brand and overall brand and purchase behavior among 500 qualified respondents.

Basis of Presentation

Our fiscal year ends on the Saturday closest to January 31. Fiscal years are identified in this prospectus according to the calendar year prior to the calendar year in which they end. For example, references to “2012,” “fiscal 2012” or “fiscal year 2012” or similar references refer to the fiscal year ended on February 2, 2013. References to the “first six months of fiscal 2012” and the “first six months of fiscal 2013” refer to the six month periods ended July 28, 2012 and August 3, 2013, respectively.

Unless the context otherwise requires, references to the “company,” “we,” “us” and “our” collectively refer to Vince Holding Corp. (currently known as Apparel Holding Corp.) and its consolidated subsidiaries, which will include Vince, LLC after giving effect to the transactions to be effected prior to or in connection with the consummation of this offering. When discussing periods prior to the consummation of this offering, such references refer to the historical results and operations of Vince, LLC.

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We describe these transactions in the “Restructuring Transactions” section of this prospectus as “IPO Restructuring Transactions”. Additionally, unless the context otherwise requires, references to:

•

“AHC” refer to Apparel Holding Corp. and its consolidated subsidiaries (including Kellwood Company) prior to the completion of the IPO Restructuring Transactions. Apparel Holding Corp. is the historical owner and operator of the Vince and non-Vince businesses;

•

“Kellwood” refer to Kellwood Holding, LLC and its consolidated subsidiaries (including Kellwood Company, LLC) after giving effect to the IPO Restructuring Transactions, as the future owner and operator of the non-Vince businesses, or to the non-Vince businesses of AHC prior to the completion of the IPO Restructuring Transactions, as the context requires;

•

“Kellwood Company” refer to Kellwood Company prior to the completion of the IPO Restructuring Transactions and “Kellwood Company, LLC” references refer to such entity after completion of the IPO Restructuring Transactions;

•	“Vince” refer to the Vince business after giving effect to the IPO Restructuring Transactions; and

•

“Vince, LLC” refer to the entity that has historically held the Vince assets and liabilities and will continue to do so after completion of the IPO Restructuring Transactions and the consummation of this offering and the application of the proceeds of this offering as described herein. Apparel Holding Corp. is the legal issuer of the shares offered in this offering. Investors will be investing in the Vince business, however, they will be purchasing shares issued by Apparel Holding Corp., not Vince, LLC.

In connection with the IPO Restructuring Transactions, affiliates of Sun Capital Partners, Inc. will retain their ownership of the non-Vince businesses through their ownership of Kellwood Holding, LLC.

Trademarks

Prior to giving effect to the IPO Restructuring Transactions, AHC owned or had rights to trademarks or trade names that it used in conjunction with the operation of both the Vince and non-Vince businesses, including Vince®, Rebecca Taylor®, David Meister®, My Michelle®, XOXO®, Jolt®, Rewind®, Democracy™, Sag Harbor®, Briggs New York®, Jax®, Sangria™, Kelty®, Sierra Designs®, Ultimate Direction®, Slumberjack®, Wenzel® and Isis®. After giving effect to the IPO Restructuring Transactions, we will own or have the right to use the Vince® trademark, under which we will operate our business, and Kellwood will continue to own the trademarks and tradenames necessary to operate the non-Vince businesses. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this prospectus, we also refer to product names, trademarks, trade names and service marks that are the property of other companies. Each of the trademarks, trade names or service marks of other companies appearing in this prospectus belongs to its owners. Our use or display of other companies’ product names, trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, trade name or service mark owner, unless we otherwise indicate.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read the following summary together with the entire prospectus, including the matters set forth under “Risk Factors,” “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC” and our financial statements and related notes included in the “Additional Information Related to Vince—Supplemental Selected Historical Financial Data of Vince, LLC” section of this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Statement of operations data set forth in this “Prospectus Summary” and the “Additional Information Related to Vince—Vince Business” and “Risk Factors—Risks Related to Vince” sections are calculated and presented on a stand-alone basis for Vince, LLC as if the Vince Transfer (as defined below in “—Corporate and Other Information”) was consummated on the first day of the applicable period, unless the context otherwise requires. See “—Summary Historical Financial Data of Vince, LLC” for additional information.

Restructuring Transactions

Apparel Holding Corp. was formed to hold the assets and liabilities of Kellwood Company in connection with the February 2008 acquisition of Kellwood Company by affiliates of Sun Capital Partners, Inc. (“Sun Capital”). In September 2012, Kellwood Company transferred the assets and liabilities of the Vince business to Vince, LLC in anticipation of this offering. Immediately prior to the consummation of this offering, affiliates of Sun Capital will engage in a series of transactions pursuant to which they will establish new corporate entities that will retain all of the non-Vince businesses after this offering. These non-Vince businesses will accordingly remain privately-held and will not be owned by the investors in this offering. In addition, in connection with the IPO Restructuring Transactions, as described below in “—The Offering—Restructuring Transactions,” Apparel Holding Corp., the entity offering stock in this offering, will change its name to Vince Holding Corp. and its only assets, liabilities, and operations will consist of the Vince business. Vince is the business in which you are investing by buying shares of common stock in this offering. Notwithstanding the foregoing, an investment in us is not the same as an investment in Vince, LLC as there are assets and liabilities of Apparel Holding Corp. not reflected in the Vince, LLC balance sheet. These assets and liabilities will be significantly impacted by the IPO Restructuring Transactions and the application of the net proceeds of this offering. See “Additional Information Related to AHC—Unaudited Pro Forma Consolidated Financial Data of AHC.”

Consummation of this offering is conditioned upon the successful completion of the IPO Restructuring Transactions, including entry into the Transfer Agreement, which requires the issuance of the Kellwood Note Receivable, the application of the proceeds of this offering to the repayment of the Kellwood Note Receivable and the repayment, discharge or refinancing, as applicable, of certain indebtedness of Kellwood Company, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC.”

Our Company

Apparel Holding Corp. is currently a diversified apparel company that designs, manufactures, and markets a collection of fashion brands which include Vince, Rebecca Taylor, David Meister, Sag Harbor, My Michelle and XOXO, along with numerous private label businesses for major retailers. After giving effect to the IPO Restructuring Transactions, Apparel Holding Corp. will be renamed Vince Holding Corp. and its assets, liabilities, and operations will consist solely of the Vince business. An investment in us is an investment in the Vince business.

Vince is a prominent, high-growth contemporary apparel brand known for its modern, effortless style and everyday luxury essentials. The Vince brand was founded in 2002 with a collection of stylish women’s knits and cashmere sweaters that rapidly attracted a loyal customer base drawn to the casual sophistication and luxurious feel of our products. Over the last decade, Vince has generated strong sales momentum and has successfully grown to include a men’s collection in 2007, expanded denim, leather and outerwear lines in 2010 and women’s footwear, which was launched through a licensing partnership in 2012. The Vince brand is synonymous with a clean, timeless aesthetic, sophisticated design and superior quality. We believe these attributes have generated strong customer loyalty and allow us to hold a distinctive position among contemporary apparel brands. We also believe that we will achieve continued success by expanding our product assortment and distributing this expanded product assortment through our premier wholesale partners in the U.S. and select international markets, as well as through our growing number of branded retail locations and on our e-commerce platform. The strength of the Vince brand is demonstrated by our growth trajectory, with net sales, comparable store sales growth, Adjusted EBITDA and net income, as set forth below, for each of fiscal 2010, fiscal 2011 and fiscal 2012 and the first six months of fiscal 2012 and 2013:

Period	Net Sales	Change from Prior Period	Comparable Store Sales Growth	Adjusted EBITDA	Change from Prior Period	Net Income
(Dollars in Millions)
Fiscal 2010	$111.5	—	9.3%	$23.6	—	$9.1
Fiscal 2011	175.3	57.2%	7.6%	44.2	86.9%	16.7
Fiscal 2012	240.4	37.1%	23.1%	51.5	16.6%	10.3

First six months of Fiscal 2012	90.5	—	13.9%	15.3	—	1.2
First six months of Fiscal 2013	114.7	26.6%	31.7%	21.5	40.9%	2.4

See “—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA and a reconciliation from net income to Adjusted EBITDA.

Led by an experienced management team, Vince is evolving from a U.S. wholesale-driven women’s apparel business to a global, dual-gender, multi-channel lifestyle brand. We believe we have significant and visible growth opportunities that include:

•	expanding the brand’s appeal with new product offerings;

•	increasing wholesale penetration and productivity in premier department stores and specialty stores;

•	opening new retail locations and improving productivity in existing Vince stores;

•	growing our e-commerce business;

•	selectively adding new points of distribution globally; and

•	building brand awareness to attract new customers.

We serve our customers through a variety of channels that reinforce the Vince brand image. Our diversified channel strategy allows us to introduce our products to customers through multiple distribution points that are reported in two segments: wholesale and direct-to-consumer. Our wholesale segment is comprised of sales to premier department stores and specialty stores in the U.S. and in select international markets, with U.S. wholesale representing 76% of our fiscal 2012 sales and 70.4% of our sales for the first six months of fiscal 2013. We believe that our success in the U.S. wholesale segment and strong relationships with premier wholesale partners provide opportunities for continued growth. These growth initiatives include creating enhanced product assortments and brand extensions through both in-house development activities and licensing arrangements, as well as by continuing the build-out of Vince branded shop-in-shops in select wholesale partner locations. We also believe international wholesale, which represented 8% of net sales for fiscal year 2012 and 10.3% of net sales for the first six months of fiscal 2013, presents a significant growth opportunity as we strengthen our presence in existing geographies and introduce Vince in new markets globally.

In 2008, we began to broaden our distribution beyond the wholesale channel with the opening of our first retail store. Since then, we have expanded our direct-to-consumer presence, and as of August 31, 2013, we operated 26 stores, which consist of 21 full-price retail stores and 5 outlet locations. Based on a combination of third-party analyses and internal projections, we believe the U.S. market can currently support at least 100 free-standing Vince store locations. The direct-to-consumer segment also includes our website, www.vince.com, which was launched in 2008. The direct-to-consumer segment accounted for 16% of fiscal 2012 net sales and 19.3% of net sales for the first six months of fiscal 2013, and we expect sales from this channel to accelerate as we drive productivity in existing stores, open new stores and upgrade and re-launch our website in 2014.

Our Competitive Strengths

Differentiated Brand for Everyday Luxury Essentials.    We believe that the Vince brand holds a distinct position in today’s marketplace driven by a premium product assortment that combines sophisticated comfort with contemporary and timeless fashion that can be worn virtually everyday. The Vince brand is distinguished by a refined, modern aesthetic with superior quality and attention to detail and fit. The premium nature of the Vince brand is reinforced through our highly selective wholesale partnerships with premier department stores and specialty stores and a retail strategy designed to ensure a consistent brand presentation and enhanced customer experience. We believe the enduring fashion and effortless style of the Vince brand, coupled with a pricing strategy that positions us as an affordable luxury, have created strong and proven global appeal.

Exceptional Customer Loyalty and Reach.    The quality, consistency and design of our products have attracted a loyal following among style-savvy consumers across a broad age demographic. Based on a 2012 third-party survey that we commissioned among 500 qualified consumers, Vince has high levels of brand affinity and purchase intent. Among women surveyed who are aware of Vince, 41% express that they “love” the brand, and 35% report that they are “highly likely” to purchase the brand within the next six months, representing the highest levels of affinity and purchase intent compared to 20 other peer brands included in the survey. While our target customer is between the ages of 30 and 50, we have successfully attracted fashion-conscious customers as young as 18 and customers over 55 who appreciate our brand’s sophistication and design aesthetic.

Established Network of Premier Wholesale Partners.     Vince is a leading brand in premier U.S. department stores, including Nordstrom, Saks Fifth Avenue, Neiman Marcus and Bloomingdale’s, as well as in select specialty stores nationwide. Based on industry experience, we believe that in the majority of these U.S. department stores, Vince was a top selling brand on the contemporary floor in fiscal 2012 and the first six months of fiscal 2013. Our product offerings and brand also resonate with customers outside the U.S., as demonstrated by the strong growth experienced through premium international stores including Harrods and Harvey Nichols in both these periods and by Lane Crawford in the first six months of fiscal 2013. Looking forward, we believe there are opportunities for further growth and productivity gains with our wholesale partners through new initiatives such as product line extensions and the transformation of Vince product displays at select department stores into branded shop-in-shops.

Scalable and Flexible Retail Format.    We opened our first retail location in 2008 and have since grown our retail footprint in the U.S. to a total of 26 stores, which consist of 21 full-price retail stores and 5 outlet locations, as of August 31, 2013. Our stores offer a personalized, service-oriented shopping experience in a boutique setting that reflects the lifestyle and modern aesthetic of the brand. We have a proven and flexible full-price retail format that targets both street and mall locations, which can accommodate both dual and single gender assortments. The strength of our retail channel is evidenced by the revenue growth across our existing store base, with a 9.3%, 7.6% and 23.1% comparable store sales growth in fiscal 2010, fiscal 2011 and fiscal 2012, respectively, and 31.7% comparable store sales growth in the first six months of fiscal 2013. We continue to open retail locations and invest in infrastructure to support the long-term growth of this channel.

Experienced Management Team.    We have assembled a world-class management team with extensive experience across a broad range of disciplines including global brand building, merchandising, marketing, design, operations, retail, international, licensing and finance. Our highly skilled team is led by our Chief Executive Officer (“CEO”), Jill Granoff, who was previously CEO of Kenneth Cole Productions, our President, Karin Gregersen, who was previously Managing Director of Chloé/Richemont Americas, and our Chief Financial Officer (“CFO”), Lisa Klinger, who was previously CFO of The Fresh Market.

Growth Strategy

Capitalize on New and Existing Product Opportunities.    We believe there are significant opportunities to capitalize on our strong customer loyalty and growing customer base by enhancing our current product assortment and introducing new product categories in order to provide additional reasons to shop the Vince brand. We plan to build sales of existing product categories by elevating our men’s collection, expanding our denim and outerwear offerings, increasing our assortment of women’s bottoms and dresses and implementing a replenishment program for core items. Additionally, we continue to identify new product categories that will allow us to capture incremental share from existing customers and attract new customers. Categories already identified include handbags and leather accessories as well as more tailored collections for women and men. We also entered into a licensing agreement for women’s footwear, which launched in 2012, and signed a licensing agreement in 2013 for the launch of children’s apparel in 2014. We will continue to explore additional licensing opportunities for select categories requiring specialized expertise, such as intimates/loungewear, men’s footwear and fashion accessories.

Increase Wholesale Penetration.    In fiscal 2012, we grew our wholesale net sales in the U.S. by 35% compared to fiscal 2011. This revenue growth exceeded our growth of 17% in the number of wholesale doors during fiscal 2012, which illustrates our ability to improve productivity within existing locations. We believe we can continue to increase wholesale net sales by enhancing assortments in existing product categories, introducing new product categories and improving our visual presentation, space layout and fixtures. Working with our wholesale partners, we are planning to open 15 to 20 new branded shop-in-shops in fiscal 2013 and believe there is an attractive opportunity to open additional shop-in-shops in 2014 and beyond. We believe our shop-in-shop strategy will provide our customers with a more elevated retail shopping experience and allow us to better showcase the Vince lifestyle.

Accelerate Growth of U.S. Direct-to-Consumer Segment.    As of August 31, 2013, we operated 26 stores, which consist of 21 full-price retail stores and 5 outlet locations. Based on a combination of third-party analyses and internal projections, we believe the U.S. market can currently support at least 100 free-standing Vince store locations. We plan to double our current store base over the next three to five years, including opening a net total of six new stores in fiscal 2013. Our new full-price store model ranges from 2,000 to 3,000 gross square feet, and we target a payback period on our new store investments of two to three years. In addition to new store expansion, we also have an opportunity to increase productivity in our existing stores through enhanced merchandising with a focus on a broad lifestyle presentation, personalized customer service strategies, the launch of new product categories, improved inventory management and the expansion of made-for-outlet product. We believe our recently enhanced e-commerce strategy creates additional opportunities for growth. As a component of this strategy, we intend to upgrade and re-launch our www.vince.com website in 2014 to offer a more compelling shopping experience and richer content to increase customer engagement and visit frequency.

Expand Our International Business.    Given increasing worldwide demand for affordable luxury goods, targeted international expansion represents a compelling growth opportunity. Vince products are currently sold in 43 countries, either directly to premier department and specialty stores, or through distribution relationships with highly-regarded international partners with exclusive rights to certain territories. As of August 31, 2013, we had seven international shop-in-shops. We believe we can increase international sales by supplementing existing distribution partnerships, increasing wholesale penetration and productivity and selectively adding retail locations with current and prospective partners in attractive international markets including Canada, select European countries, Asia and the Middle East.

Build Our Brand Awareness.    Vince has a significant opportunity to increase brand awareness and drive incremental sales. Based on a 2012 third-party consumer survey we commissioned, Vince has aided brand awareness of 20% compared to 30% to 50% for other contemporary brands and approximately 75% to 90% for brands like Michael Kors, Diane von Furstenburg and Ralph Lauren. Aided brand awareness is when a respondent indicates recognition of a specific brand from a list of possible names presented by those conducting the survey instead of indicating recognition of a specific brand without being offered a list of potential responses. Our low awareness level, coupled with the high affinity and purchase intent we have among existing consumers, underscores what we believe is a significant growth opportunity to convert potential new customers to loyal brand enthusiasts. To address this opportunity, we intend to increase our marketing investment across a range of strategic initiatives, including cooperative advertising with wholesale partners, print media, digital media, editorial coverage, direct mail, search engine optimization, social media initiatives, targeted product placement, celebrity outreach and in-store events. We also believe our brand awareness will increase as we open new retail stores in prominent, high-visibility locations, increase the number of shop-in-shops at our wholesale partner locations and upgrade and re-launch our www.vince.com website.

Our Market Opportunity

We operate in the global personal luxury goods industry. According to the Bain Studies, the luxury goods market grew at a compound annual growth rate of approximately 6% between 1996 and 2012, with estimated sales of approximately $260 billion in 2012. The Bain Studies define the global personal luxury goods market to include design, hospitality, wines & spirits, food, cars and yachts. According to the Bain Studies, for fiscal 2010 through fiscal 2012, the global personal luxury goods market grew at an 11% compounded annual growth rate. Going forward, Bain & Company expects the global personal luxury goods market to grow 4% to 5% in 2013, and at a 5% to 6% compounded annual growth rate over the next few years, reflecting a growing middle class possessing increased purchasing power in select international markets, increased demand for higher-end apparel and leather goods, and growing demand for luxury goods in China and South-East Asia. We believe our business is well-positioned to benefit from these trends.

Risks Associated with our Business

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors” before investing in our common stock. Some of these risks include the following:

•

General economic conditions in the U.S. and other parts of the world, including a continued weakening of the economy and restricted credit markets, can affect consumer confidence and consumer spending patterns;

•	Intense competition in the apparel industry could reduce our sales and profitability;

•	A substantial portion of our revenue is derived from a small number of large wholesale partners, and the loss of any of these wholesale partners could substantially reduce our total revenue;

•

We have grown rapidly in recent years and we have limited operating experience as a team at our current scale of operations. If we are unable to manage our operations at our current size or are unable to manage any future growth effectively, our business results and financial performance may suffer;

•

Kellwood provides us with certain key services for our business. If Kellwood fails to perform its obligations to us or if we do not find appropriate replacement services, we may be unable to perform these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us; and

•	Our historical financial information may not be representative of our results as a stand-alone public company.

Our Equity Sponsor

Sun Capital is a leading private investment firm focused on leveraged buyouts, equity, debt and other investments in market-leading companies that can benefit from its in-house operating professionals and experience. Since its inception in 1995, Sun Capital affiliates have invested in over 320 companies worldwide with combined sales in excess of $45 billion. Sun Capital affiliates have invested in several specialty retail and apparel companies, including Gerber Childrenswear, Hanna Andersson, Limited Stores, Gordmans, Edwin Watts Golf Shop, Mattress Firm, Pamida and Shopko Stores.

On February 12, 2008, investment funds advised by affiliates of Sun Capital acquired Kellwood Company for aggregate consideration of $955.4 million, including the assumption of debt, in a cash tender offer and subsequent squeeze-out merger. Following consummation of this offering, affiliates of Sun Capital will own approximately     % of our outstanding common stock, or     % if the underwriters’ option to purchase additional shares is fully exercised. See “Other Information Related to this Offering—Security Ownership of Certain Beneficial Owners of AHC.” Sun Cardinal, LLC, a Sun Capital affiliate, will have the ability to designate a majority of our directors for so long as affiliates of Sun Capital own 30% or more of the outstanding shares of our common stock. As a result, funds advised by affiliates of Sun Capital will be able to have a significant effect relating to votes over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to this Offering and Our Common Stock—We are a “controlled company,” controlled by investment funds advised by affiliates of Sun Capital, whose interests in our business may be different from yours.”

Company History

Kellwood Company was founded in 1961 as the successor by merger of fifteen independent suppliers to Sears, Roebuck & Co. Beginning in 1985, Kellwood implemented a strategy to expand its branded business, broaden its customer base, diversify its distribution channels and further develop its global sourcing capability. In 2006, Kellwood Company acquired the Vince business from its founders. As described above, affiliates of Sun Capital acquired Kellwood Company in February 2008 through Apparel Holding Corp. Affiliates of Sun Capital will continue to control the non-Vince businesses through their ownership of Kellwood Holding, LLC, after giving effect to the IPO Restructuring Transactions.

Corporate and Other Information

Apparel Holding Corp. was incorporated in Delaware in February 2008 in connection with the acquisition of Kellwood Company by affiliates of Sun Capital. In September 2012, Kellwood Company formed Vince, LLC and all assets constituting the Vince business were contributed to Vince, LLC at such time (the “Vince Transfer”). In connection with the consummation of this offering, Apparel Holding Corp. will be renamed Vince Holding Corp., the entity issuing common stock in this offering. Our principal executive office is located at 1441 Broadway, 6th Floor, New York, New York 10018 and our telephone number is (212) 515-2600. Our corporate website address is www.vince.com. The information contained on, or accessible through, our corporate website does not constitute part of this prospectus.

Affiliates of Sun Capital are Apparel Holding Corp.’s controlling stockholders. After consummation of this offering, affiliates of Sun Capital will continue to control both Kellwood and Vince. Kellwood will continue to provide certain services to us through the Shared Services Agreement (as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement”), such as distribution, information technology and back office support.

Emerging Growth Company Status

We are, and will continue to be after completing the IPO Restructuring Transactions, an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the consummation of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Offering

Common stock offered by us	shares.

Common stock outstanding immediately after the offering	shares.

Option to purchase additional shares	We have agreed to allow the underwriters to purchase up to an additional shares from us, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

Use of proceeds

We expect to receive net proceeds from this offering of approximately $         million, based upon an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

We expect to receive approximately $         of net proceeds from this offering and retain approximately $         of such net proceeds to fund new store openings and for other general corporate purposes. We expect to use the remaining estimated net proceeds, together with borrowings of $         million under our new term loan facility, to repay the $         Kellwood Note Receivable, as described in “Restructuring Transactions.”

After giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates, Kellwood Company, LLC will use proceeds from our repayment of the Kellwood Note Receivable to repay, discharge or repurchase a portion of its indebtedness, including fees, expenses and accrued and unpaid interest related thereto, and will refinance the remainder of such then outstanding indebtedness. Kellwood Company, LLC also intends to utilize a portion of the proceeds from repayment of the Kellwood Note Receivable to pay (i) a restructuring fee equal to 1% of the aggregate of this offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Partners Management V, LLC (“Sun Capital Management”) pursuant to that certain management services agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party

— Transactions of AHC—Management Fees” (the “Management Services Agreement”) and (ii) a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional Information Related to Vince—Vince Executive Compensation— Employment Agreements.” See “Restructuring Transactions” and “Use of Proceeds” for additional information. It is currently estimated that the restructuring fee described in clause (i) above and payable to Sun Capital Management in connection with this offering will total $3.5 million.

Restructuring Transactions	Effective September 1, 2012, Kellwood Company, a wholly-owned subsidiary of Apparel Holding Corp., contributed the assets and liabilities constituting the Vince business to Vince, LLC, a Delaware limited liability company and wholly-owned subsidiary of Kellwood Company, in the Vince Transfer.

In anticipation of this offering and effective June 18, 2013, affiliates of Sun Capital, contributed $407.5 million of indebtedness to Apparel Holding Corp. as a capital contribution. We refer to this contribution as the “Sun Capital Contribution.”

We will complete the IPO Restructuring Transactions in connection with the consummation of this offering through which (i) Kellwood Holding, LLC will acquire the non-Vince businesses, which include Kellwood Company, LLC (to be converted from Kellwood Company in connection with these transactions) and (ii) Vince Intermediate Holding, LLC, a to be formed direct subsidiary of Apparel Holding Corp., will retain the Vince business, which includes Vince, LLC. Sun Capital affiliates will continue to own and control the non-Vince businesses through their ownership of Kellwood Holding, LLC after giving effect to the IPO Restructuring Transactions. Additionally, prior to consummation of this offering, and as part of the IPO Restructuring Transactions, Apparel Holding Corp. will (A) convert all of its issued and outstanding non-voting common stock into common stock on a one-for-one basis, (B) effect a stock split of its common stock on a              for              basis and (C) change its name to Vince Holding Corp. We refer to the Vince Transfer, the Sun Capital Contribution and the IPO Restructuring Transactions collectively as the “Restructuring Transactions.” Successful completion of the IPO

Restructuring Transactions and the discharge or refinancing of certain indebtedness of Kellwood Company are conditions to the consummation of this offering.

For a more detailed discussion and charts showing our structure before and after consummation of this offering, see “Restructuring Transactions.”

Dividend policy	We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and therefore we do not anticipate paying any cash dividends in the foreseeable future. We anticipate that our ability to pay dividends on our common stock will be limited by our new revolving credit facility and our new term loan facility and may be further restricted by the terms of any other of our future debt or preferred securities. See “Dividend Policy of AHC” and “Additional Information Related to Vince—Description of Certain Indebtedness of Vince, LLC.”
Risk factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in our common stock.
Proposed New York Stock Exchange Symbol	We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “VNCE”.

The number of shares of our common stock to be outstanding following this offering is based on          shares of our common stock outstanding as of                 , 2013, and excludes:

•

         shares of our common stock issuable upon the exercise of options that we intend to grant under our new management equity incentive plan (the "Vince 2013 Incentive Plan") as described in “Additional Information Related to Vince—Vince Executive Compensation —Employee Stock Plans—Vince 2013 Incentive Plan,” to certain of our executives in exchange for existing Kellwood Company stock options at a weighted average exercise price of $         per share prior to the consummation of this offering;

•

         restricted stock units, representing the right, at the option of the company, to deliver             shares of our common stock or an equivalent cash amount, that we intend to grant to our non-employee directors in connection with the consummation of this offering;

•

         shares of our common stock that will be reserved and available for future issuance under our Vince 2013 Incentive Plan, after giving effect to the option and restricted stock grants described above; and

•

         shares of our common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan (the "Vince ESPP") which we plan to adopt in connection with this offering (as described in “Additional Information Related to Vince—Vince Executive Compensation—Employee Stock Plans—Employee Stock Purchase Plan”).

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the conversion of all of our issued and outstanding non-voting common stock into common stock on a one-for-one basis;

•	the subsequent stock split of our common stock on a for basis;

•	the completion of the remainder of the IPO Restructuring Transactions;

•	no exercise by the underwriters of their option to purchase up to additional shares from us; and

•	an initial public offering price of $ per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus.

Summary Historical Consolidated Financial Data of Apparel Holding Corp.

The following tables set forth summary historical consolidated financial data of Apparel Holding Corp. and its consolidated subsidiaries. They include the results of operations associated with the combined Vince and non-Vince businesses and assets and liabilities associated with the Vince business as well as the non-Vince businesses that will be transferred to Kellwood Holding, LLC and its consolidated subsidiaries in connection with the IPO Restructuring Transactions. An investment in us after giving effect to the IPO Restructuring Transactions is an investment in the Vince business. We will not have ongoing involvement with the non-Vince businesses following separation, with the exception of our payments to Kellwood for certain services to be provided under the Shared Services Agreement as further described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement” contained elsewhere in this prospectus. Similarly, Kellwood will not have ongoing involvement in our business, other than pursuant to the Shared Services Agreement. You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization of AHC,” “Additional Information Related to AHC—Selected Historical Consolidated Financial Data of AHC,” “Additional Information Related to AHC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of AHC” and Apparel Holding Corp.’s audited historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

The statement of operations data for each of fiscal 2010, fiscal 2011 and fiscal 2012 set forth below are derived from AHC’s audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for each of the six month periods ended July 28, 2012 and August 3, 2013 and the balance sheet data as of August 3, 2013 set forth below are derived from AHC’s unaudited quarterly consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. Operating results for the six month periods are not necessarily indicative of results for a full financial year, or any other periods. Historical results are not necessarily indicative of results to be expected for future periods.

Once we have completed the IPO Restructuring Transactions, results of operations of the non-Vince businesses will be reported as discontinued operations for accounting purposes and our continuing operations will consist solely of the Vince business. See “—Summary Historical Financial Data of Vince, LLC” for additional information regarding the operations and assets and liabilities of Vince, LLC.

	Fiscal Year			Six Months Ended
	2010(1)	2011(1)	2012	July 28, 2012	August 3, 2013
(In thousands, except per share data)
				(unaudited)	(unaudited)
Statement of Operations Data:
Net sales	$586,574	$662,846	$707,995	$319,445	$363,967
Cost of products sold	430,801	490,110	507,905	235,293	256,031

Gross profit	155,773	172,736	200,090	84,152	107,936
Operating expenses:
Selling, general and administrative expenses	140,567	155,220	177,755	83,526	93,503
Amortization of intangible assets	954	1,941	1,899	950	950
Restructuring, environmental remediation and other charges(2)	9,729	2,651	5,091	2,264	827
Impairment of long-lived assets (excluding goodwill)	438	2,504	2,349	717	—
Impairment of goodwill	—	10,821	—	—	—
Change in fair value of contingent consideration, net(3)	—	(1,578)	(7,162)	(4,507)	(54)

Total operating expenses	151,688	171,559	179,932	82,950	95,226

Income from operations	4,085	1,177	20,158	1,202	12,710
Interest expense, net	103,074	127,148	122,383	74,151	43,671
Gain on acquisition, net of tax(3)	(939)	—	—	—	—
Gain on debt extinguishment(3)	(15,912)	—	—	—	—
Other expense, net	2,442	1,914	2,723	1,215	1,233

Loss before provision for income taxes	(84,580)	(127,885)	(104,948)	(74,164)	(32,194)
Provision for income taxes	3,507	3,401	708	2,245	2,679

	Fiscal Year						Six Months Ended
	2010(1)		2011(1)		2012		July 28, 2012	August 3, 2013
(In thousands, except per share data)
							(unaudited)	(unaudited)
Net loss from continuing operations(2)(3)		$(88,087)		$(131,286)		$(105,656)	$(76,409)	$(34,873)
Net (loss) income from discontinued operations(2)(4)		(16,391)		(16,580)		(2,053)	(4,798)	9,230

Net loss		$(104,478)		$(147,866)		$(107,709)	$(81,207)	$(25,643)

Basic loss per share (basic and diluted)	$		$		$		$	$
Weighted average shares outstanding:
Basic and diluted

(1)	In January 2011, AHC acquired Rebecca Taylor, a women’s contemporary apparel and accessory company. In July 2011, AHC acquired Zobha, a women’s athletic apparel brand, primarily focused on the yoga market. See “Additional Information Related to AHC—Management’s Discussion and Analysis or Financial Condition and Results of Operations of AHC—Basis of Presentation” for information regarding AHC’s decision to divest the Zobha business during the second quarter of 2013.
(2)	During the years presented, AHC performed several rationalization efforts aimed at improving its operational efficiency to streamline the fashion apparel and recreational apparel and products businesses. These restructuring activities, along with impairment of long-lived assets, environmental remediation charges and other charges included in net loss from continuing operations, are $10.2 million in fiscal 2010, $16.0 million in fiscal 2011, $7.4 million in fiscal 2012, $3.0 million in the first six months of fiscal 2012 and $0.8 million in the first six months of fiscal 2013. These restructuring activities, along with impairment of long-lived assets and other charges included in net (loss) income from discontinued operations, are $27.7 million in fiscal 2010, $6.6 million in fiscal 2011, $4.8 million in fiscal 2012, $0.2 million in the six months of fiscal 2012 and $0.9 million in the six months of fiscal 2013.
(3)	Net loss from continuing operations includes net gains affecting comparability of the following:

•

$16.8 million in fiscal 2010 comprised of a $0.9 million gain on the acquisition of certain net assets from Adampluseve, Inc, (the “Adam operations”) as the fair value of the identifiable assets less the liabilities assumed exceeded the fair value of the purchase price consideration, and a $15.9 million gain on debt extinguishment as a result of AHC’s repurchase of $29.7 million of face value of certain notes outstanding from an affiliate of Sun Capital for $9.1 million in cash;

•

$1.6 million in fiscal 2011 due to a reduction in the estimated contingent payments related to the acquisitions of Rebecca Taylor and Zobha as those purchase agreements contained provisions for contingent consideration that would be paid to the respective sellers if certain performance targets are met within a specified timeframe and during the periods presented expectations related to the achievement of these targets were revised; and

•

$7.2 million in fiscal 2012, of which $4.5 million was recognized during the six months ended July 28, 2012, due to further reductions in the estimated contingent payments related to the acquisitions of Rebecca Taylor and Zobha.

(4)	During fiscal 2011, AHC discontinued its Adam operations and Koret wholesale operations. During fiscal 2012, AHC discontinued its Baby Phat wholesale and Lamb & Flag businesses. Additionally, AHC sold its Royal Robbins and BLK DNM businesses. During the first quarter of fiscal 2013, AHC discontinued its Phat Licensing business because it sold the related trademarks. During the second quarter of fiscal 2013, AHC divested its Zobha business. As such, these operations have been reflected as discontinued operations for all periods presented.

AHC’s consolidated balance sheet data as of August 3, 2013 is presented on an actual basis:

As of August 3, 2013
Actual
(In thousands)
(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,178
Total current assets	228,891
Total assets	467,791
Total current liabilities	221,230
Long-term debt	386,842
Total stockholders’ deficit	(179,102)
Total liabilities and stockholders’ deficit	467,791

For information relating to the impact of the IPO Restructuring Transactions and this offering on AHC’s consolidated balance sheet, see the balance sheet data of AHC, as presented as of August 3, 2013 on an actual, pro forma and pro forma, as adjusted basis in “—Summary Historical Financial Data of Vince, LLC.”

Summary Unaudited Pro Forma Consolidated Financial Data of AHC

The following tables set forth the summary unaudited consolidated pro forma financial data of AHC for fiscal 2012 and the first six months of fiscal 2013. They give effect to anticipated transactions and adjustments that are relevant to the understanding of the business being offered and will have a material impact on the comparability of AHC’s results of operations. They are described below and are as follows: (i) “—Kellwood Separation,’ (ii) “—Sun Capital Contribution and Tax Receivable Agreement,’ and (iii) “—This Offering.” You should read the information set forth below together with “Additional Information Related to AHC—Unaudited Pro Forma Consolidated Financial Data of AHC” included elsewhere in this prospectus for our pro forma results of operations for fiscal 2010 and fiscal 2011. For summary information related to the pro forma, as adjusted balance sheet of AHC after giving effect to this offering, please see “Summary Historical Financial Data of Vince, LLC.” Finally, for additional information relating to the IPO Restructuring Transactions and the use of our proceeds from this offering, please see “Restructuring Transactions,” “Use of Proceeds,” and “Capitalization of AHC.”

The Kellwood Separation.    AHC will use a series of transactions to legally separate the Vince business from the non-Vince businesses immediately prior to consummation of this offering. We refer to this series of transactions as the “Kellwood Separation.” Once these transactions have occurred, the non-Vince businesses will be owned and operated separately from us. After consummation of this offering, the Vince business will be our only assets, liabilities and operations. Although Apparel Holding Corp. is the legal issuer of the shares offered in this offering, an investment in us after giving effect to the IPO Restructuring Transactions is an investment in the Vince business.

Sun Capital Contribution and Tax Receivable Agreement.    Additional restructuring activities that have occurred or will occur in order to effect the consummation of this offering, include the following:

•

effective June 18, 2013, affiliates of Sun Capital contributed $407.5 million of indebtedness under the Sun Capital Loan Agreement and the Sun Promissory Notes (each as defined in “Restructuring Transactions”) as a capital contribution to Apparel Holding Corp. in the Sun Capital Contribution; and

•

we will enter into a tax receivable agreement (the “Tax Receivable Agreement” or “TRA”) with certain of our stockholders immediately prior to the consummation of this offering (which will include affiliates of Sun Capital, the “Pre-IPO Stockholders”).

This Offering.    Pro forma adjustments to reflect (i) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $         per share, the midpoint of the range appearing on the cover page of this prospectus, after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; and (ii) our use of these proceeds and the incurrence of $         million of borrowing under our new term loan facility, as described in “Use of Proceeds,” including repayment of the Kellwood Note Receivable, are described as “Offering Adjustments.”

Fiscal 2012 Unaudited Pro Forma Statement of Operations of Historical Consolidated AHC(1)

			Kellwood Separation			Sun Capital Contribution and TRA			This Offering(4)
	Historical Consolidated AHC		Kellwood Separation Adjustments(2)	Pro Forma		Sun Capital Contribution and TRA Adjustments(3)	Pro Forma		Adjustments	Pro Forma, As Adjusted
(In thousands, except per share amounts)
Net sales		$707,995	$(467,643)		$240,352	$—		$240,352
Cost of products sold		507,905	(375,749)		132,156	—		132,156

Gross profit		200,090	(91,894)		108,196	—		108,196
Operating Expenses:
Selling, general and administrative expenses		177,755	(111,094)		66,661	—		66,661
Amortization of intangible assets		1,899	(1,301)		598	—		598
Impairment (excluding goodwill), restructuring, environmental remediation, and other charges		7,440	(7,440)		—	—		—
Impairment of goodwill		—	—		—	—		—
Change in fair value of contingent consideration, net		(7,162)	7,162		—	—		—

Total operating expenses		179,932	(112,673)		67,259	—		67,259

Income from operations		20,158	20,779		40,937	—		40,937
Interest expense, net(5)		122,383	(53,700)		68,683	(68,683)		—
Other expense, net		2,723	(1,944)		779	—		779

(Loss) income before provision for income taxes		(104,948)	76,423		(28,525)	68,683		40,158
Provision for income taxes(6)		708	15,512		16,220	—		16,220

Net (loss) income from continuing operations		$(105,656)	$60,911		$(44,745)	$68,683		$23,938

Basic earnings (loss) per share	$			$			$

Diluted earnings (loss) per share	$			$			$

Weighted average number of common shares outstanding, basic
Weighted average number of common shares outstanding, diluted

See accompanying notes to Summary Unaudited Pro Forma Consolidated Financial Data of AHC.

First Six Months of 2013 Unaudited Pro Forma Statement of Operations of Historical Consolidated AHC(1)

			Kellwood Separation			Sun Capital Contribution and TRA			This Offering(4)
	Historical Consolidated AHC		Kellwood Separation Adjustments(2)	Pro Forma		Sun Capital Contribution and TRA Adjustments(3)	Pro Forma		Adjustments	Pro Forma, As Adjusted
(In thousands, except per share amounts)
Net sales		$363,967	$(249,310)		$114,657	$—		$114,657
Cost of products sold		256,031	(192,525)		63,506	—		63,506

Gross profit		107,936	(56,785)		51,151	—		51,151
Operating Expenses:
Selling, general and administrative expenses		93,503	(59,537)		33,966	—		33,966
Amortization of intangible assets		950	(650)		300	—		300
Impairment (excluding goodwill), restructuring, environmental remediation, and other charges		827	(827)		—	—		—
Impairment of goodwill		—	—		—	—		—
Change in fair value of contingent consideration, net		(54)	54		—	—		—

Total operating expenses		95,226	(60,960)		34,266	—		34,266

Income from operations		12,710	4,175		16,885	—		16,887
Interest expense, net(5)		43,671	(27,788)		15,883	(15,883)		—
Other expense, net		1,233	(721)		512	—		512

(Loss) income before provision for income taxes		(32,194)	32,684		490	15,883		16,375
Provision for income taxes(6)		2,679	3,909		6,588	—		6,588

Net (loss) income from continuing operations		$(34,873)	$28,775		$(6,098)	$15,883		$9,787

Basic earnings (loss) per share	$			$			$			$

Diluted earnings (loss) per share	$			$			$			$

Weighted average number of common shares outstanding, basic
Weighted average number of common shares outstanding, diluted

See accompanying notes to Summary Unaudited Pro Forma Consolidated Financial Data of AHC.

(1)	You should refer to the Notes to the Unaudited Pro Forma Consolidated Financial Data of AHC contained in “Additional Information Related to AHC—Unaudited Pro Forma Consolidated Financial Data of AHC” for detailed information regarding the pro forma adjustments.
(2)	As described within “Restructuring Transactions” included elsewhere in this prospectus, AHC will use a series of transactions to legally separate the non-Vince businesses from the Vince business immediately prior to the consummation of this offering. Once these transactions have occurred, the non-Vince businesses will be owned and operated separately from us. After consummation of this offering, the Vince business will be our only assets, liabilities and operations. An investment in us after giving effect to the IPO Restructuring Transactions is an investment in the Vince business. We will not have ongoing involvement with the non-Vince businesses following separation, with the exception of our payments to Kellwood for certain services to be provided under the Shared Services Agreement as further described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement” contained elsewhere in this prospectus. Similarly, Kellwood will not have ongoing involvement in our business, other than pursuant to the Shared Services Agreement. Following the consummation of this offering, we expect to report the non-Vince businesses as discontinued operations in accordance with ASC Topic 205 Presentation of Financial Statements beginning with our first financial statements filed after the effectiveness of the registration statement of which this prospectus forms a part. All pro forma adjustments to AHC’s historical financial statements that relate to the separation of the Vince business from the non-Vince businesses are described as Kellwood Separation Adjustments and they are included under the caption “Kellwood Separation.”
(3)	On June 18, 2013, affiliates of Sun Capital contributed $407.5 million of indebtedness under the Sun Capital Loan Agreement and the Sun Promissory Notes to AHC in the Sun Capital Contribution. As such, the related interest expense on such indebtedness has been removed from AHC’s pro forma statements of operations for fiscal 2012 and the first six months of fiscal 2013.
(4)	Reflects pro forma adjustments related to (i) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $ per share, the midpoint of the range appearing on the cover page of this prospectus, after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; and (ii) our use of these proceeds and the incurrence of $ million of borrowing under our new term loan facility, as described in “Use of Proceeds,” including repayment of the Kellwood Note Receivable. As reflected in the table, the interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $ million or $ million, respectively.
(5)	Historical AHC interest represents interest costs and amortization of debt issuance costs on the following indebtedness: the Wells Fargo Facility, the Sun Capital Loan Agreement, the Sun Promissory Notes, the Cerberus Term Loan, the Sun Term Loan Agreements, the 12.875% Notes, the 7.625% Notes and the 3.5% Convertible Notes (each as defined and described in “Restructuring Transactions”). Pro forma for Kellwood Separation interest represents interest costs on the Sun Capital Loan Agreement and the Sun Promissory Notes. Pro forma for Sun Capital Contribution and Tax Receivable Agreement contains no interest. Pro forma, as adjusted includes interest costs on a new revolving credit facility and a new term loan facility we expect to enter into in connection with the consummation of this offering.
(6)	AHC has historically included the operating results of the combined Vince business and non-Vince businesses in its U.S. federal and state income tax returns. Provision for income taxes in this pro forma presentation have been determined assuming the Kellwood Separation had occurred at the beginning of the earliest period presented, and would therefore exclude the historical operating results of the non-Vince businesses. These amounts are not necessarily indicative of the provision for income taxes that would have been recorded had we operated separately from the non-Vince businesses during the periods presented. The adjustment represents the difference between the amount calculated in accordance with the methodology described herein and the historical amounts recorded.

Summary Historical Financial Data of Vince, LLC

The following tables set forth the summary historical financial data of Vince, LLC, the entity that has historically held the Vince assets and liabilities and will continue to do so after completion of the IPO Restructuring Transactions and the consummation of this offering.

Please note the following:

•

Apparel Holding Corp. (to be renamed Vince Holding Corp. prior to the consummation of this offering) is the legal issuer of the shares offered in this offering. Investors will be investing in the Vince business, however, they will be purchasing shares issued by Apparel Holding Corp., not Vince, LLC;

•	The information set forth below is provided as supplemental information and should not be considered in lieu of the information pertaining to Apparel Holding Corp; and

•

The financial information included in this discussion and in Vince, LLC’s historical financial statements may not be indicative of Apparel Holding Corp.’s financial position, operating results and changes in equity after the completion of the IPO Restructuring Transactions, or what they would have been had the Vince business operated separately from the non-Vince businesses during the periods presented.

You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization of AHC,” “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC,” “Additional Information Related to Vince—Supplemental Selected Historical Financial Data of Vince, LLC,” and Vince, LLC’s audited financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data for each of fiscal 2010, fiscal 2011 and fiscal 2012 are derived from Vince, LLC’s audited financial statements included elsewhere in this prospectus.

The statement of operations data for the six month periods ended July 28, 2012 and August 3, 2013 and the balance sheet of Vince, LLC dated as of August 3, 2013 set forth below are derived from Vince, LLC’s unaudited quarterly financial statements and contain all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. The balance sheet data of AHC dated as of August 3, 2013 set forth below is derived from AHC’s unaudited quarterly consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that AHC’s management considers necessary for a fair presentation of our financial position and results of operation for the periods presented. We have included the balance sheet data of AHC on an actual, pro forma and pro forma, as adjusted basis, each as of August 3, 2013, to reflect the assets and liabilities of the business in which you will be investing.

Operating results for the six month periods are not necessarily indicative of results for a full financial year, or any other periods. Vince, LLC’s summary historical financial data include charges from Kellwood Company for certain expenses, including centralized legal, tax, treasury, information technology, employee benefits and other centralized services and infrastructure costs. The charges have been determined on bases that we consider to be reasonable reflections of the utilization of services provided or the benefit received by Vince, LLC.

Summary Historical Financial Data of Vince, LLC

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
(In thousands, except for percentages and store counts)
				(unaudited)	(unaudited)
Statement of Operations Data:
Net sales	$111,492	$175,255	$240,352	$90,531	$114,657
Cost of products sold	55,695	89,545	132,156	50,119	63,506

Gross profit	55,797	85,710	108,196	40,412	51,151
Operating expenses:
Selling, general and administrative expenses(1)(2)	32,704	42,148	66,639	27,057	33,954
Amortization of intangible assets	598	599	598	299	300

Total operating expenses	33,302	42,747	67,237	27,356	34,254

Income from operations	22,495	42,963	40,959	13,056	16,897
Interest expense(3)	7,172	15,004	22,903	10,690	12,429
Other expense, net	350	478	779	396	512

Income before provision for income taxes	14,973	27,481	17,277	1,970	3,956
Provision for income taxes	5,923	10,812	6,964	789	1,556

Net income	$9,050	$16,669	$10,313	$1,181	$2,400

Other Operating and Financial Data:
Total stores at end of period	16	19	22	19	24
Comparable store sales growth	9.3%	7.6%	23.1%	13.9%	31.7%
Capital expenditures	$1,602	$1,450	$1,821	$457	$3,406

(1)	Includes the impact of our public company transition costs and certain one-time costs of $9.3 million, $1.7 million and $4.0 million for fiscal 2012, the first six months of fiscal 2012 and the first six months of fiscal 2013, respectively. These costs include transition payments to our founders, charges that are directly attributable to this offering, incremental costs for external legal counsel and consulting fees incurred to effect the Restructuring Transactions and other one-time charges. We expect additional transaction costs (excluding underwriting discounts and commissions) of approximately $2.9 million for the remainder of fiscal 2013 will be charged to selling, general and administrative expenses (“SG&A”).
(2)	Vince, LLC is charged for the use of services provided by the departments and shared facilities of Kellwood, which will own and operate the non-Vince businesses after the consummation of this offering. These charges are based upon the actual cost incurred, without markup. These functions and facilities will remain with Kellwood upon separation in the IPO Restructuring Transactions and will continue to be an integral part of the non-Vince businesses going forward. Vince, LLC will continue to use certain of these services for a period of time through the Shared Services Agreement described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement” and will be charged accordingly. The charges to Vince, LLC may not be representative of what the costs would have been had Vince, LLC been a separate, stand-alone entity during the periods presented.
(3)	Interest expense for fiscal 2010, fiscal 2011 and fiscal 2012 and the six month periods ended July 28, 2012 and August 3, 2013 represents interest costs and amortization of debt issuance costs on certain Kellwood Company indebtedness, including the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements (each as defined and described in “Restructuring Transactions”). These debt instruments and related interest expense are included in the Vince, LLC financial statements as Vince, LLC is a borrower party thereunder. We intend to enter into a new revolving credit facility and a new term loan facility in connection with the consummation of this offering and expect to incur interest expense on those at market rates prevailing at the time. We also intend to borrow approximately $ million under our new term loan facility at that time. The interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $ million or $ million, respectively.

The balance sheet data as of August 3, 2013 is presented:

•	on an actual basis for Vince, LLC;

•	on an actual basis for AHC.;

•

on a pro forma basis to reflect changes in AHC’s balance sheet assuming (i) the separation of the assets constituting the Vince business from those of the non-Vince businesses and (ii) our entry into the Tax Receivable Agreement, each in the IPO Restructuring Transactions (as further described in “Restructuring Transactions”) and as if such transactions had occurred on August 3, 2013. See “Restructuring Transactions” for additional information; and

•

on a pro forma, as adjusted basis to further reflect changes in AHC’s balance sheet including (i) our receipt of the estimated net proceeds from the sale of              shares of common stock by us in this offering at an assumed initial public offering price of $         per share, the midpoint of the range appearing on the cover page of this prospectus, after deducting the underwriting discount and commissions payable by us, (ii) our use of these proceeds as described in “Use of Proceeds,” including repayment of the Kellwood Note Receivable and (iii) our entry into our new term loan and revolving credit facilities and $         million of borrowings under such term loan facility.

	As of August 3, 2013
	Actual (Vince, LLC)		Actual (AHC)	Pro Forma (AHC)	Pro Forma, As Adjusted (AHC)
(In thousands)
	(unaudited)		(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$106		$2,178	$325	$
Total current assets	82,603		228,891	82,892
Total assets	290,562		467,791	389,580
Kellwood Note Receivable(1)	—		—	385,000	—
Total current liabilities	148,005	(2)	221,230	417,523
Long-term debt	163,675	(2)	386,842	—
Tax Receivable Agreement due(3)	—		—	172,151
Invested equity/Stockholders’ deficit	(26,159)		(179,102)	(203,336)
Total liabilities and invested equity/Stockholders’ deficit	290,562		467,791	389,580

(1)	In connection with Vince Intermediate Holding, LLC’s acquisition of Vince, LLC in the IPO Restructuring Transactions, Vince Intermediate Holding, LLC will issue the Kellwood Note Receivable to Kellwood Company, LLC. The principal amount of the Kellwood Note Receivable represents (i) the face value of the indebtedness, including accrued and unpaid interest and any related fees and expenses, to be repaid, discharged or repurchased by Kellwood Company, LLC in connection with the consummation of this offering, (ii) a restructuring fee equal to 1% of the aggregate of this offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management pursuant to the Management Services Agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Management Fees,” and (iii) a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements,” all partially offset by (iv) indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates. It is currently estimated that the restructuring fee described in clause (ii) above and payable to Sun Capital Management in connection with this offering will total $3.5 million. Most of the proceeds from this offering, along with the borrowings under our new term loan facility, will be used to repay the Kellwood Note Receivable.
(2)	Included within current liabilities are short-term borrowings under the Wells Fargo Facility of $88.2 million, $79.8 million and $115.6 million as of January 28, 2012, February 2, 2013 and August 3, 2013, respectively. Long-term debt includes the Cerberus Term Loan and the Sun Term Loan Agreements. Total current liabilities Pro Forma (AHC) include amounts outstanding under the Kellwood Note Receivable. These debt instruments and the related capitalized deferred issuance costs are included in the Vince, LLC financial statements as Vince, LLC is a borrower party. This debt was incurred to fund the operation and growth of the Vince and non-Vince businesses, including to finance certain acquisitions made by AHC since 2008. As discussed above, we intend to enter into a new revolving credit facility and a new term loan facility with the consummation of this offering. We also intend to borrow approximately $ million under our new term loan facility at that time. The interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $ million or $ million, respectively.
(3)	As described in “Other Information Related to the Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement” included elsewhere in this Prospectus, we will enter into the Tax Receivable Agreement with the Pre-IPO Stockholders, where we will be obligated to pay 85% of cash savings on federal, state and local income taxes realized by us through our use of certain net tax assets held by us subsequent to the IPO Restructuring Transactions. The amount set forth in this line represents 85% of the value of these net tax assets.

Non-GAAP Financial Measures

To provide investors with additional information about our financial results, we disclose within this prospectus Adjusted EBITDA, a non-GAAP financial measure of Vince, LLC, after giving effect to the Vince Transfer. This metric is derived exclusively from the operations of the Vince business, as reflected in the Vince, LLC financial statements and results of operations. We have provided below a reconciliation between Adjusted EBITDA and net income. Net income is the most directly comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

We have included Adjusted EBITDA in this prospectus because we believe it enhances investors’ understanding of Vince, LLC’s operating results. Adjusted EBITDA is provided because management believes it is an important measure of financial performance commonly used to determine the value of companies, to define standards for borrowing from institutional lenders and because it is the primary measure used by management to evaluate our performance.

Some limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect the interest expense of, or the cash requirements necessary to service interest or principal payments on, our debts;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	other companies may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and Vince, LLC’s audited historical financial results presented elsewhere in the prospectus in accordance with GAAP.

The following table presents a reconciliation of Vince, LLC net income to Adjusted EBITDA based on Vince, LLC’s statements of operations for each of the periods indicated:

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
(In thousands)
				(unaudited)	(unaudited)
Net income	$9,050	$16,669	$10,313	$1,181	$2,400
Interest expense(a)	7,172	15,004	22,903	10,690	12,429
Provision for income taxes	5,923	10,812	6,964	789	1,556
Depreciation and amortization expense	1,492	1,701	2,009	921	1,106

EBITDA	23,637	44,186	42,189	13,581	17,491
Public company transition costs(b)	—	—	9,331	1,679	4,011

Adjusted EBITDA	$23,637	$44,186	$51,520	$15,260	$21,502

(a)

Interest expense for fiscal 2010, fiscal 2011 and fiscal 2012 and the six month periods ended July 28, 2012 and August 3, 2013 represents certain interest costs and amortization of debt issuance costs on Kellwood Company indebtedness, including the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements. These debt instruments and related interest expense are included in the Vince, LLC financial statements as Vince, LLC is a borrower party thereunder. We intend to enter into a new revolving credit facility and new term loan facility in connection with the consummation of this offering and expect to incur interest expense on those at market rates prevailing at the time. We also intend to borrow approximately

$         million under our new term loan facility at that time. The interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $         million or $         million, respectively.

(b)	Adjusted EBITDA does not include the impact of our public company transition costs and certain one-time costs of $9.3 million, $1.7 million and $4.0 million for fiscal 2012, the first six months of fiscal 2012 and the first six months of fiscal 2013, respectively. These costs include transition payments to our founders, charges that are directly attributable to this offering, incremental costs for external legal counsel and consulting fees incurred to effect the Restructuring Transactions and other one-time costs. These charges are excluded due to their non-recurring nature and ability to impact comparability to other periods.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment.

We have divided the risk factors set forth in this section into the following four categories: (i) Risks Related to Vince; (ii) Risks Related to the Restructuring Transactions; (iii) Risks Related to AHC; and (iv) Risks Related to this Offering and Our Common Stock. The risks set forth in the “Risks Related to AHC” section of this “Risk Factors” section relate to risks related to the Apparel Holding Corp. business (which includes the Vince and non-Vince businesses). Although Apparel Holding Corp. is the legal issuer of the shares offered in this offering, an investment in our common stock is an investment in the Vince business and does not constitute an investment in the non-Vince businesses.

Risks Related to Vince

General economic conditions in the U.S. and other parts of the world, including a continued weakening of the economy and restricted credit markets, can affect consumer confidence and consumer spending patterns.

The apparel industry has historically been subject to cyclical variations, recessions in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits which could negatively impact our business overall, the carrying value of our tangible and intangible assets and specifically sales, gross margins and profitability. The success of our operations depends on consumer spending. Consumer spending is impacted by a number of factors, including actual and perceived economic conditions affecting disposable consumer income (such as unemployment, wages, energy costs and consumer debt levels), business conditions, interest rates and availability of credit and tax rates in the general economy and in the international, regional and local markets in which our products are sold.

Recent global economic conditions have included significant recessionary pressures and declines in employment levels, disposable income and actual and/or perceived wealth and further declines in consumer confidence and economic growth. These conditions have led and could lead to continued declines in consumer spending over the foreseeable future and may have resulted in a shift in consumer spending habits that makes it unlikely that spending will return to prior levels for the foreseeable future. The current depressed economic environment has been characterized by a decline in consumer discretionary spending and has disproportionately affected retailers and sellers of consumer goods, particularly those whose goods are viewed as discretionary or luxury purchases, including fashion apparel such as ours. While we have seen occasional signs of stabilization in the North American markets during 2012 and 2013, a shift towards continued recessionary conditions could adversely impact our sales volumes and overall profitability in the future. Further, the European debt crisis resulting from growing concerns that European countries could default on their national debt, has caused instability in the European economy, which is one of the areas that we are currently targeting for international expansion. Continued economic volatility and declines in the value of the Euro or other foreign currencies could negatively impact the global economy as a whole. Such a condition may have a material adverse impact on the profitability and liquidity of our international operations, as well as hinder our ability to grow through expansion in the international markets.

Economic conditions have also led to a highly promotional environment and strong discounting pressure from both our wholesale partners and retail customers, which have had a negative impact on our revenues and profitability. This promotional environment may continue even after economic growth returns, as we expect consumer spending trends are likely to remain at historically depressed levels for the foreseeable future. The domestic and international political situation also affects consumer confidence. The threat, outbreak or escalation of terrorism, military conflicts or other hostilities around the world could lead to further decreases in consumer spending.

Intense competition in the apparel industry could reduce our sales and profitability.

As an apparel company, we face intense competition from other domestic and foreign apparel, footwear and accessories manufacturers and retailers. Competition may result in pricing pressures, reduced profit margins, lost market share or failure to grow our market share, any of which could substantially harm our business and results of operations. Competition is based on many factors including, without limitation, the following:

•	establishing and maintaining favorable brand recognition;

•	developing products that appeal to consumers;

•	pricing products appropriately;

•	determining and maintaining product quality;

•	obtaining access to sufficient floor space in retail locations;

•	providing appropriate services and support to retailers;

•	maintaining and growing market share;

•	hiring and retaining key employees; and

•	protecting intellectual property.

Competition in the apparel industry is intense and is dominated by a number of very large brands, many of which have longer operating histories, larger customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do. These capabilities of our competitors may allow them to better withstand downturns in the economy or apparel industry. Any increased competition, or our failure to adequately address any of these competitive factors, could result in reduced sales, which could adversely affect our business, financial condition and operating results.

Competition, along with such other factors as consolidation within the retail industry and changes in consumer spending patterns, could also result in significant pricing pressure. These factors may cause us to reduce our sales prices to our wholesale partners and retail consumers, which could cause our gross margins to decline if we are unable to appropriately manage inventory levels and/or otherwise offset price reductions with comparable reductions in our operating costs. If our sales prices decline and we fail to sufficiently reduce our product costs or operating expenses, our profitability may decline, which could have a material adverse effect on our business, financial condition and operating results.

Our business depends on a strong brand image, and if we are not able to maintain or enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to sell sufficient quantities of our merchandise, which would harm our business and cause our results of operations to suffer.

We believe that maintaining and enhancing the Vince brand is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand may require us to make substantial investments in areas such as visual merchandising (including working with our wholesale partners to transform select Vince displays into branded shop-in-shops), marketing and advertising, employee training and store operations. A primary component of our strategy involves expanding into other geographic markets and working with existing wholesale partners, particularly within the U.S. We anticipate that, as our business expands into new markets and further penetrates existing markets, and as the markets in which we operate become increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Certain of our competitors in the apparel industry have faced adverse publicity surrounding the quality, attributes and performance of their products. Our brand may similarly be adversely affected if our public image or reputation is tarnished by failing to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Maintaining and enhancing our brand will depend largely on our ability to be a leader in the contemporary apparel industry and to continue to provide high quality products. If we are unable to maintain or enhance our brand image, our results of operations may suffer and our business may be harmed.

A substantial portion of our revenue is derived from a small number of large wholesale partners, and the loss of any of these wholesale partners could substantially reduce our total revenue.

We have a small number of wholesale partners who account for a significant portion of our net sales. Net sales to the full-price, off-price and e-commerce operations of our four largest wholesale partners were 61% of our total revenue for fiscal 2012 and 63% of our total revenue for the first six months of fiscal 2013. These partners, each of which accounted for more than 10% of our total revenue for fiscal 2012, include Nordstrom, Saks Fifth Avenue, Neiman Marcus and Bloomingdale’s. Nordstrom, Saks Fifth Avenue and Neiman Marcus each accounted for more than 10% of our total revenue for the first six months of fiscal 2013 and collectively represented 55.7% of our total revenue in such period. We do not have written agreements with any of our wholesale partners, and purchases generally occur on an order-by-order basis. A decision by any of our major wholesale partners, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to significantly decrease the amount of merchandise purchased from us or our licensing partners, or to change their manner of doing business with us or our licensing partners, could substantially reduce our revenue and have a material adverse effect on our profitability. Furthermore, due to the concentration of our wholesale partner base, our results of operations could be adversely affected if any of these customers fails to satisfy its payment obligations to us when due. During the past several years, the retail industry has experienced a great deal of ownership change, and we expect such change will continue. For example, Saks Fifth Avenue, one of our top four customers, recently agreed to be acquired by a third party. We cannot guarantee that our relationship with Saks Fifth Avenue will not be impacted by this ownership change and any strategic changes Saks Fifth Avenue may implement as a result. In addition, store closings by our wholesale partners decrease the number of stores carrying our products, while the remaining stores may purchase a smaller amount of our products and may reduce the retail floor space designated for our brand. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores’ target markets. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a diminishing number of large wholesale partners and decrease our negotiating strength with our wholesale partners. These factors could have a material adverse effect on our business, financial condition and operating results.

We may not be able to successfully expand our wholesale partnership base or grow our presence with existing wholesale partners.

As part of our growth strategy, we intend to increase productivity and penetration with existing wholesale partners and form relationships with new, international wholesale partners. These initiatives may include the establishment of additional shop-in-shops within select department stores. The location of Vince displays or shop-in-shops within department stores is controlled in large part by our wholesale partners. Although the investments made by us and our wholesale partners in the development and installation of Vince displays and shop-in-shops decreases the risk that our wholesale partners will require us to move to a less desirable area of their store or reduce the space allocated to such displays and shops, they are not contractually prohibited from doing so or required to grant additional or more desirable space to us. As of August 31, 2013, we had seven shop-in-shops with our U.S. wholesale partners and seven shop-in-shops with our international wholesale partners. While expanding the number of shop-in-shops is part of our growth strategy, there can be no assurances we will be able to align our wholesale partners with this strategy and continue to receive floor space from our wholesale partners to open or expand shop-in-shops.

Our ability to attract customers to our stores depends heavily on successfully locating our stores in suitable locations and any impairment of a store location, including any decrease in customer traffic, could cause our sales to be less than expected.

Our approach to identifying locations for our retail stores typically favors street and mall locations near luxury and contemporary retailers that we believe are consistent with our key customers’ demographics and shopping preferences. Sales at these stores are derived, in part, from the volume of foot traffic in these locations. Changes in areas around our existing retail locations that result in reductions in customer foot traffic or otherwise render the locations unsuitable could cause our sales to be less than expected and the related leases are generally non-cancelable. Store locations may become unsuitable due to, and our sales volume and customer traffic generally may be harmed by, among other things:

•	economic downturns in a particular area;

•	competition from nearby retailers selling similar apparel;

•	changing consumer demographics in a particular market;

•	changing preferences of consumers in a particular market;

•	the closing or decline in popularity of other businesses located near our store; and

•	store impairments due to acts of God or terrorism.

Our ability to successfully open and operate new retail stores depends on many factors, including, among others, our ability to:

•	identify new markets where our products and brand image will be accepted or the performance of our retail stores will be successful;

•	obtain desired locations, including store size and adjacencies, in targeted malls or streets;

•	negotiate acceptable lease terms, including desired rent and tenant improvement allowances, to secure suitable store locations;

•	achieve brand awareness, affinity and purchase intent in the new markets;

•	hire, train and retain store associates and field management;

•	assimilate new store associates and field management into our corporate culture;

•	source and supply sufficient inventory levels; and

•	successfully integrate new retail stores into our existing operations and information technology systems, which will initially be provided by Kellwood under the terms of the Shared Services Agreement.

As of August 31, 2013, we had 26 stores, which consist of 21 full-price retail stores and 5 outlet locations. We plan to double our store base over the next three to five years, including opening a net total of six new stores in fiscal 2013. Our new stores, however, may not be immediately profitable and we may incur losses until these stores become profitable. Unavailability of desired store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital restraints, difficulties in staffing and operating new store locations or a lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores. There can be no assurance that we will open the planned number of stores in fiscal 2013 or thereafter. Any failure to successfully open and operate new stores may adversely affect our business, financial condition and operating results.

As we expand our store base, we may be unable to maintain or grow comparable store sales or average sales per square foot at the same rates that we have achieved in the past, which could cause our share price to decline.

As we expand our store base, we may not be able to maintain or grow at the same rates of comparable store sales growth that we have achieved historically. In addition, we may not be able to maintain or grow our historic average sales per square foot as we move into new markets. If our future comparable store sales or average sales per square foot decline or fail to meet market expectations, the price of our common stock could decline. In addition, the aggregate results of operations through our wholesale partners and at our retail locations have fluctuated in the past and can be expected to continue to fluctuate in the future. A variety of factors affect both comparable store sales and average sales per square foot, including, among others, consumer spending patterns, fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our product assortment, the success of marketing programs and weather conditions. If we misjudge the market for our products, we may incur excess inventory for some of our products and miss opportunities for other products. These factors may cause our comparable store sales results and average sales per square foot in the future to be materially lower than recent periods or our expectations, which could harm our results of operations and result in a decline in the price of our common stock.

We have grown rapidly in recent years and we have limited operating experience as a team at our current scale of operations. If we are unable to manage our operations at our current size or are unable to manage any future growth effectively, our business results and financial performance may suffer.

We have expanded our operations rapidly since our inception in 2002, and we have limited operating experience at our current size. Our business has more than doubled over the past two years, as we have grown our total net sales from $111.5 million in fiscal 2010 to $240.4 million in fiscal 2012 and from $90.5 million for the first six months of fiscal 2012 to $114.7 million for the first six months of fiscal 2013. We have made and are making investments to support our near and longer-term growth. If our operations continue to grow over the longer term, of which there can be no assurance, we will be required to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other headquarters personnel. Kellwood will continue to provide services to us after this offering under the Shared Services Agreement. Our expansion may exceed the capacity that Kellwood is able to provide, on attractive pricing terms or at all, under the terms of the Shared Services Agreement (as more fully described below in “—Problems with our distribution system could harm our ability to meet customer expectations, manage inventory, complete sales and achieve targeted operating efficiencies”). Our continued growth could strain our existing resources, and we could experience operating difficulties, including obtaining sufficient raw materials at acceptable prices, securing manufacturing capacity to produce our products and experiencing delays in production and shipments. These difficulties would likely lead to a decrease in net revenue, income from operations and the price of our common stock.

Kellwood provides us with certain key services for our business. If Kellwood fails to perform its obligations to us or if we do not find appropriate replacement services, we may be unable to perform these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

As a business unit of Kellwood, we have historically relied on the financial resources and the administrative and operational support systems of Kellwood to run our business. Some of the Kellwood systems we are using include enterprise resource planning (“ERP”), human resource management systems and distribution applications. Many of these systems are complex and either highly customized or proprietary. In conjunction with our separation from Kellwood, we are in the process of separating our assets from those of Kellwood and either creating our own financial, administrative, operational and other support systems or contracting with third parties to replace Kellwood’s systems that will not be provided to us under the terms of the Shared Services Agreement as discussed below. In order to successfully implement our own systems and operate as a stand-alone business, we must be able to attract and retain a number of highly skilled employees. We must also obtain goods, technology and services without the benefit of Kellwood’s purchasing power. As an entity separate from Kellwood, we may be unable to obtain such goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could increase our costs and reduce our profitability.

We will enter into the Shared Services Agreement in connection with the consummation of the IPO Restructuring Transactions. The Shared Services Agreement will govern the provision by Kellwood of certain support services to us, including distribution, information technology and back office support. Kellwood will provide these services until we elect to terminate the provision thereof in accordance with the terms of such agreement or, for services which require a term as a matter of law or which are based on a third-party agreement with a set term, the related termination date specified in the schedule thereto. Upon the termination of certain services, Kellwood may no longer be in a position to provide certain other related services. Assuming we proceed with our request to terminate the original services, such related services shall also be terminated in connection with such termination. The Shared Services Agreement will terminate automatically upon the termination of all services provided thereunder, unless earlier terminated by either party in connection with the other party’s material breach upon 30 days prior notice to such defaulting party. After termination of the agreement, Kellwood will have no obligation to provide any services to us. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement” for a description of these services. The services provided under the Shared Services Agreement (as may be amended from time to time) may not be sufficient to meet our needs and we may not be able to replace these services at favorable costs and on favorable terms, if at all. In addition, Kellwood has experienced financial difficulty in the past. For example, in 2009, Kellwood’s independent auditors raised substantial doubt regarding Kellwood’s ability to continue as a going concern. If Kellwood encounters any issues during the transitional period which impact its ability to provide services pursuant to the Shared Services Agreement, our business could be materially harmed. Any failure or significant downtime in our own financial or administrative systems or in Kellwood’s financial or administrative systems during the transitional period and any difficulty in separating our assets from Kellwood’s assets and integrating newly acquired assets into our business could result in unexpected costs, impact our results or prevent us from paying our suppliers and employees and performing other administrative services on a timely basis and could materially harm our business, financial condition, results of operations and cash flows.

Our limited operating experience and brand recognition in international markets may delay our expansion strategy and cause our business and growth to suffer.

We face additional risks with respect to our strategy to expand internationally, including our efforts to further expand our business in Canada, select European countries, Asia and the Middle East through arrangements with international partners. Our current operations are based largely in the U.S., with international sales representing approximately 8% of net sales for fiscal 2012 and 10.3% of net sales for the first six months of fiscal 2013. Therefore we have a limited number of customers and experience in operating outside of the U.S. We also do not have extensive experience with regulatory environments and market practices outside of the U.S. and cannot guarantee, notwithstanding our international partners’ familiarity with such environments and market practices, that we will be able to penetrate or successfully operate in any market outside of the U.S. Many of these markets have different operational characteristics, including employment and labor regulations, transportation, logistics, real estate (including lease terms) and local reporting or legal requirements. Furthermore, consumer demand and behavior, as well as style preferences, size and fit, and purchasing trends, may differ in these markets and, as a result, sales of our product may not be successful, or the margins on those sales may not be in line with those that we currently anticipate. In addition, in many of these markets there is significant competition to attract and retain experienced and talented employees. Failure to develop new markets outside of the U.S. or disappointing sales growth outside of the U.S. may harm our business and results of operations.

Our plans to improve and expand our product offerings may not be successful, and the implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our net revenue and profitability.

In addition to our store expansion strategy, we plan to grow our business by increasing our core product offerings, which includes expanding our men’s collection, denim, outerwear, women’s bottoms and dresses assortment. We also plan to develop and introduce select new product categories and pursue select additional licensing opportunities such as intimates/loungewear, men’s footwear and fashion accessories.

The principal risks to our ability to successfully carry out our plans to improve and expand our product offerings are that:

•	if our expected product offerings fail to maintain and enhance our brand identity, our image may be diminished or diluted and our sales may decrease;

•

if we fail to find and enter into relationships with external partners with the necessary specialized expertise or execution capabilities, we may be unable to offer our planned product extensions or to realize the additional revenue we have targeted for those extensions; and

•	the use of licensing partners may limit our ability to conduct comprehensive final quality checks on merchandise before it is shipped to our stores or to our wholesale partners.

In addition, our ability to successfully carry out our plans to improve and expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and style trends. These plans could be abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could impact our competitive position and reduce our net revenue and profitability.

Our current and future licensing arrangements may not be successful and may make us susceptible to the actions of third parties over whom we have limited control.

Our current and future licensing arrangements may not be successful and may make us susceptible to the actions of third parties over whom we have limited control. We entered into a licensing agreement when we launched women’s footwear in 2012 and signed a licensing agreement in 2013 for the launch of children’s apparel in 2014. In the future, we may enter into select additional licensing arrangements for product offerings which require specialized expertise. We may also enter into select licensing agreements pursuant to which we may grant third parties the right to distribute and sell our products in certain geographic areas. Although we have taken and will continue to take steps to select potential licensing partners carefully and monitor the activities of our licensing partners (through, among other things, approval rights over product design, production quality, packaging, merchandising, marketing, distribution and advertising), such arrangements may not be successful. Our licensing partners may fail to fulfill their obligations under their license agreements or have interests that differ from or conflict with our own, such as the pricing of our products and the offering of competitive products. In addition, the risks applicable to the business of our licensing partners may be different than the risks applicable to our business, including risks associated with each such partner’s ability to:

•	obtain capital;

•	exercise operational and financial control over its business;

•	manage its labor relations;

•	maintain relationships with suppliers;

•	manage its credit and bankruptcy risks; and

•	maintain customer relationships.

Any of the foregoing risks, or the inability of any of our licensing partners to successfully market our products or otherwise conduct its business, may result in loss of revenue and competitive harm to our operations in regions or product categories where we have entered into such licensing arrangements.

Our business will suffer if we fail to respond to changing customer tastes.

Customer tastes can change rapidly. We may not be able to anticipate, gauge or respond to these changes within a timely manner. We may also not be able to continue to satisfy our customers’ existing tastes and preferences. If we misjudge the market for products or product groups, or if we fail to identify and respond appropriately to changing consumer demands, we may be faced with unsold finished goods inventory, which could materially adversely affect expected operating results and decrease sales, gross margins and profitability.

If we are unable to accurately forecast customer demand for our products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in delays in the shipment of products to our stores and to wholesale partners.

We stock our stores, and provide inventory to our wholesale partners, based on our or their estimates of future demand for particular products. Our inventory management and planning team determines the number of pieces of each product that we will order from our manufacturers based upon past sales of similar products, sales trend information and anticipated demand at our suggested retail prices. However, if our inventory and planning team fails to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products. There can be no assurance that we will be able to successfully manage our inventory at a level appropriate for future customer demand.

Factors that could affect our inventory management and planning team’s ability to accurately forecast customer demand for our products include:

•	a substantial increase or decrease in demand for our products or for products of our competitors;

•	our failure to accurately forecast customer acceptance for our new products;

•	new product introductions or pricing strategies by competitors;

•	more limited historical store sales information for our newer markets;

•	weakening of economic conditions or consumer confidence in the future, which could reduce demand for discretionary items, such as our products; and

•	acts or threats of war or terrorism which could adversely affect consumer confidence and spending or interrupt production and distribution of our products and our raw materials.

Because of our rapid growth, we have occasionally placed insufficient levels of desirable product with our wholesale partners and in our retail locations such that we were unable to fully satisfy customer demand at those locations. We cannot guarantee that we will be able to match supply with demand in all cases in the future, whether as a result of our inability to produce sufficient levels of desirable product or our failure to forecast demand accurately. As a result of these inabilities or failures, we may encounter difficulties in filling customer orders or in liquidating excess inventory at discount prices and may experience significant write-offs. Additionally, if we over-produce a product based on an aggressive forecast of demand, retailers may not be able to sell the product and cancel future orders or require give backs. These outcomes could have a material adverse effect on brand image and adversely impact sales, gross margins and profitability.

Our senior management team has limited experience working together as a group, and may not be able to manage our business effectively.

Our CEO, Jill Granoff, and CFO, Lisa Klinger, joined the company in 2012. Many of the other members of our senior management team, including our new President, Karin Gregersen, and our new Creative Director, Doo-Ri Chung, have been with us less than one year. As a result, our senior management team has limited experience working together as a group. This lack of shared experience could negatively impact our senior management team’s ability to quickly and efficiently respond to problems and effectively manage our business. If our management team is not able to work together as a group, our results of operations may suffer and our business may be harmed.

Loss of key personnel could disrupt our operations.

Our continued success is dependent on the ability to attract, retain and motivate qualified management, designers, administrative talent and sales associates to support existing operations and future growth. Competition for qualified talent in the apparel industry is intense, and we compete for these individuals with other companies that in many cases have greater financial and other resources. The loss of the services of any members of senior management or the inability to attract and retain other qualified executives could have a material adverse effect on our business, results of operations and financial condition.

Our competitive position could suffer if our intellectual property rights are not protected.

We believe that our trademarks and designs are of great value. From time to time, third parties have challenged, and may in the future try to challenge, our ownership of our intellectual property. In some cases, third parties with similar trademarks or other intellectual property may have pre-existing and potentially conflicting trademark registrations. We rely on cooperation from third parties with similar trademarks to be able to register our trademarks in jurisdictions in which such third parties have already registered their trademarks. We are susceptible to others imitating our products and infringing our intellectual property rights. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. The actions we have taken to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, our trademarks and other intellectual property rights or in similar marks or marks that we license and/or market and we may not be able to successfully resolve these conflicts to our satisfaction. We may need to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity and financial condition to suffer.

We license our website domain name from a third-party. Pursuant to the license agreement (the “License Agreement”), our license to use www.vince.com will expire in 2018 and will automatically renew for successive one year periods, subject to our right to terminate the arrangement with or without cause; provided, that we must pay the applicable early termination fee and provide 30 days prior notice in connection with a termination without cause. The licensor has no termination rights under the License Agreement. Any failure by the licensor to perform its obligations under the License Agreement could adversely affect our brand and make it more difficult for users to find our website.

Problems with our distribution system could harm our ability to meet customer expectations, manage inventory, complete sales and achieve targeted operating efficiencies.

In the U.S., we rely on a distribution facility operated by Kellwood in City of Industry, California. Our ability to meet the needs of our wholesale partners and our own retail stores depends on the proper operation of this distribution facility. Kellwood will continue to provide distribution services, until we elect to terminate such services, as part of the Shared Services Agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement.” We also have a warehouse in Belgium operated by a third-party logistics provider to support our wholesale orders for customers located in Europe. There can be no assurance that we will be able to enter into other contracts for an alternate or replacement distribution centers on acceptable terms or at all. Such an event could disrupt our operations. In addition, because substantially all of our products are distributed from one location, our operations could also be interrupted by labor difficulties, or by floods, fires, earthquakes or other natural disasters near such facility. We maintain business interruption insurance and are a beneficiary under similar Kellwood insurance policies related to Kellwood assets or services we will continue to utilize under the Shared Services Agreement. These policies, however, may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales and achieve targeted operating efficiencies could be harmed. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

The extent of our foreign sourcing may adversely affect our business.

Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located outside of the U.S., with approximately 94% of our total revenue for fiscal 2012 and 93% of our total revenue for the first six months of fiscal 2013 attributable to manufacturing contractors located outside of the U.S. These manufacturing contractors are located mainly in countries in Asia and South America, with approximately 70% and 21% of our purchases for fiscal 2012 and approximately 73% and 21% of our purchases for the first six months of fiscal 2013, attributable to manufacturing contractors located in China and Peru, respectively. A manufacturing contractor’s failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on us. As a result of the magnitude of our foreign sourcing, our business is subject to the following risks:

•

political and economic instability in countries or regions, especially Asia, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods;

•	imposition of regulations, quotas and other trade restrictions relating to imports, including quotas imposed by bilateral textile agreements between the U.S. and foreign countries;

•	imposition of increased duties, taxes and other charges on imports;

•	labor union strikes at ports through which our products enter the U.S.;

•	labor shortages in countries where contractors and suppliers are located;

•	a significant decrease in availability or an increase in the cost of raw materials;

•	restrictions on the transfer of funds to or from foreign countries;

•	disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

•	the migration and development of manufacturing contractors, which could affect where our products are or are planned to be produced;

•	increases in the costs of fuel, travel and transportation;

•

reduced manufacturing flexibility because of geographic distance between our foreign manufacturers and us, increasing the risk that we may have to mark down unsold inventory as a result of misjudging the market for a foreign-made product; and

•	violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If these risks limit or prevent us from manufacturing products in any significant international market, prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business.

We do not have written agreements with any of our third-party manufacturing contractors. As a result, any single manufacturing contractor could unilaterally terminate its relationship with us at any time. Two of our manufacturers in China, one of which we have worked with since our inception in 2002 and the other with whom we have worked for over five years, accounted for the production of approximately 25% and 23.5% of our finished products during fiscal 2012 and the first six months of fiscal 2013, respectively. Supply disruptions from these manufacturers (or any of our other manufacturers) could have a material adverse effect on our ability to meet customer demands, if we are unable to source suitable replacement materials at acceptable prices or at all. Our inability to promptly replace manufacturing contractors that terminate their relationships with us or cease to provide high quality products in a timely and cost-efficient manner could have a material adverse effect on our business, financial condition and operating results.

Fluctuations in the price, availability and quality of raw materials could cause delays and increase costs and cause our operating results and financial condition to suffer.

Fluctuations in the price, availability and quality of the fabrics or other raw materials, particularly cotton, leather, and synthetics used in our manufactured apparel, could have a material adverse effect on cost of sales or our ability to meet customer demands. The prices of fabrics depend largely on the market prices of the raw materials used to produce them. The price and availability of the raw materials and, in turn, the fabrics used in our apparel may fluctuate significantly, depending on many factors, including crop yields, weather patterns, labor costs and changes in oil prices. We may not be able to create suitable design solutions that utilize raw materials with attractive prices or, alternatively, to pass higher raw materials prices and related transportation costs on to our customers. We are not always successful in our efforts to protect our business from the volatility of the market price of raw materials, and our business can be materially affected by dramatic movements in prices of raw materials. The ultimate effect of this change on our earnings cannot be quantified, as the effect of movements in raw materials prices on industry selling prices are uncertain, but any significant increase in these prices could have a material adverse effect on our business, financial condition and operating results.

Our reliance on independent manufacturers could cause delays or quality issues which could damage customer relationships.

We use independent manufacturers to assemble or produce all of our products, whether inside or outside the U.S. We are dependent on the ability of these independent manufacturers to adequately finance the production of goods ordered and maintain sufficient manufacturing capacity. The use of independent manufacturers to produce finished goods and the resulting lack of direct control could subject us to difficulty in obtaining timely delivery of products of acceptable quality. We generally do not have long-term contracts with any independent manufacturers. Alternative manufacturers, if available, may not be able to provide us with products or services of a comparable quality, at an acceptable price or on a timely basis. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. There can be no assurance that there will not be a disruption in the supply of our products from independent manufacturers or, in the event of a disruption, that we would be able to substitute suitable alternative manufacturers in a timely manner. The failure of any independent manufacturer to perform or the loss of any independent manufacturer could have a material adverse effect on our business, results of operations and financial condition.

If our independent manufacturers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

We have established and currently maintain operating guidelines which promote ethical business practices such as fair wage practices, compliance with child labor laws and other local laws. While we monitor compliance with those guidelines, we do not control our independent manufacturers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our independent manufacturers or the divergence of an independent manufacturer’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and our brand. From time to time, our audit results have revealed a lack of compliance in certain respects, including with respect to local labor, safety and environmental laws. Other apparel companies have faced criticism after highly-publicized incidents or compliance issues have occurred or been exposed at factories producing their products. To the extent our manufacturers do not bring their operations into compliance with such laws or resolve material issues identified in any of our audit results, we may face similar criticism and negative publicity. This could diminish the value of our brand image and reduce demand for our merchandise. In addition, other apparel companies have encountered organized boycotts of their products in such situations. If we, or other companies in our industry, encounter similar problems in the future, it could harm our brand image, stock price and results of operations.

Monitoring compliance by independent manufacturers is complicated by the fact that expectations of ethical business practices continually evolve, may be substantially more demanding than applicable legal requirements and are driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such expectations might develop in the future and cannot be certain that our guidelines would satisfy all parties who are active in monitoring and publicizing perceived shortcomings in labor and other business practices worldwide.

Our operating results are subject to seasonal and quarterly variations in our net revenue and income from operations, which could cause the price of our common stock to decline.

We have experienced, and expect to continue to experience, seasonal variations in our net revenue and income from operations. Seasonal variations in our net revenue are primarily related to increased sales of our products during our fiscal third and fourth quarters, reflecting our historical strength in sales during the fall and holiday seasons. Historically, seasonable variations in our income from operations have been driven principally by increased net revenue in such fiscal quarters.

Our rapid growth may have overshadowed whatever seasonal or cyclical factors might have influenced our business to date. In addition, as our revenue mix evolves over time to include more sales from additional retail stores, we may see an increase in the percentage of sales occurring during the fourth quarter. Such seasonal or cyclical variations in our business may harm our results of operations in the future, if we do not plan inventory appropriately, if customer shopping patterns fluctuate during such seasonal periods or if bad weather during the fourth quarter constrains shopping activity.

Any future seasonal or quarterly fluctuations in our results of operations may not match the expectations of market analysts and investors to assess the longer-term profitability and strength of our business at any particular point, which could lead to increased volatility in our stock price. Increased volatility could cause our stock price to suffer in comparison to less volatile investments.

We are subject to risks associated with leasing retail space, are generally subject to long-term non-cancelable leases and are required to make substantial lease payments under our operating leases, and any failure to make these lease payments when due would likely harm our business, profitability and results of operations.

We do not own any of our stores, but instead lease all of our retail stores under operating leases. Our leases generally have initial terms of 10 years, and generally can be extended only for one additional 5-year term. All of our leases require a fixed annual rent, and most require the payment of additional rent if store sales exceed a negotiated amount. Most of our leases are “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities, and we generally cannot cancel these leases at our option. Additionally, certain of our leases allow the lessor to terminate the lease if we do not achieve a specified gross sales threshold. We have experienced circumstances in the past where landlords have attempted to invoke these contractual provisions. Although we believe we will achieve the required threshold to continue those leases, we cannot assure you that we will do so. Any loss of our store locations due to underperformance may harm our results of operations, stock price and reputation.

Payments under these leases account for a significant portion of our SG&A expenses. For example, as of August 31, 2013, we were a party to operating leases associated with our retail stores requiring future minimum lease payments of $6.8 million in the aggregate through fiscal 2013 and approximately $55.2 million thereafter. We expect that any new retail stores we open will also be leased by us under operating leases, which will further increase our operating lease expenses and require significant capital expenditures. Our substantial operating lease obligations could have significant negative consequences, including, among others:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

•	placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under our new credit facilities or from other sources, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business.

In addition, additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term if we cannot negotiate a mutually acceptable termination payment. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. Of our existing leases, one retail lease expires in fiscal 2013 and no existing retail leases expire in fiscal 2014. If we are unable to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close, our business, profitability and results of operations may be harmed.

The Patient Protection and Affordable Care Act may materially increase our costs and/or make it harder for us to compete as an employer.

The Patient Protection and Affordable Care Act imposed new mandates on employers, including a requirement effective January 1, 2014 (which has temporarily been extended to January 1, 2015 due to a recent executive order) that employers with 50 or more full-time employees provide “credible” health insurance to employees or pay a financial penalty. Given our current health plan design, and assuming the law is implemented without significant changes, these mandates could materially increase our costs. Moreover, if we choose to opt out of offering health insurance to our employees, we may become less attractive as an employer and it may be harder for us to compete for qualified employees.

System security risk issues could disrupt our internal operations or information technology services, and any such disruption could negatively impact our net sales, increase our expenses and harm our reputation.

Experienced computer programmers and hackers, and even internal users, may be able to penetrate our network security and misappropriate our confidential information or that of third parties,

including our customers, create system disruptions or cause shutdowns. In addition, employee error, malfeasance or other errors in the storage, use or transmission of any such information could result in a disclosure to third parties outside of our network. As a result, we could incur significant expenses addressing problems created by any such inadvertent disclosure or any security breaches of our network. This risk is heightened because we collect and store customer information, including credit card information, and use certain customer information for our marketing purposes. In addition, we rely on third parties for the operation of our website, www.vince.com, and for the various social media tools and websites we use as part of our marketing strategy.

Consumers are increasingly concerned over the security of personal information transmitted over the internet, consumer identity theft and user privacy, and any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or breaches. In addition, sophisticated hardware and operating system software and applications that we procure form third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that may impeded our sales, distribution or other critical functions. In addition to taking the necessary precautions ourselves, we require that third-party service providers implement reasonable security measures to protect our customers’ identity and privacy. We do not, however, control these third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection, and zoning and occupancy laws and ordinances that regulate retailers generally or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, employees, vendors, independent manufacturers or partners, the costs of certain goods could increase, or we could experience delays in shipments of our products, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our employees at our retail locations, which would increase our selling costs and may cause us to reexamine our wage structure for such employees. Other laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, supervisory status, leaves of absence, mandated health benefits, overtime pay, unemployment tax rates and citizenship requirements, could negatively impact us, by increasing compensation and benefits costs which would in turn reduce our profitability.

Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws and future actions or payments related to such changes could be material to us.

If we are unable to attract, assimilate and retain new employees, we may not be able to grow or successfully operate our business.

To be successful in continuing to grow our business, we will need to continue to attract, assimilate, retain and motivate highly talented employees with a range of skills and experience, especially at the store management levels. Although we have recently hired and trained new store managers and experienced sales associates at several of our retail locations, competition for employees in our industry is intense and we may from time to time experience difficulty in retaining our associates or attracting the additional talent necessary to support the growth of our business. These problems could be exacerbated as we embark on our strategy of opening new retail stores over the next several years. We will also need to attract and retain other professionals across a range of disciplines, including design, production, sourcing and international business, as we develop new product categories and continue to expand our international presence. Furthermore, we will need to recruit employees to provide, or enter into consulting or outsourcing arrangements with respect to the provision of, services to be provided by Kellwood under the Shared Services Agreement when Kellwood no longer provides such services thereunder. If we are unable to attract, assimilate and retain additional employees with the necessary skills, we may not be able to grow or successfully operate our business.

Our operations will be restricted by our new credit facilities.

We intend to enter into a new revolving credit facility and a new term loan facility in connection with the consummation of this offering. We expect that our new credit facilities will contain significant restrictive covenants. These covenants may impair our financing and operational flexibility and make it difficult for us to react to market conditions and satisfy our ongoing capital needs and unanticipated cash requirements. Specifically, such covenants will likely restrict our ability and, if applicable, the ability of our subsidiaries to, among other things:

•	incur additional debt;

•	make certain investments and acquisitions;

•	enter into certain types of transactions with affiliates;

•	use assets as security in other transactions;

•	pay dividends;

•	sell certain assets or merge with or into other companies;

•	guarantee the debt of others;

•	enter into new lines of businesses;

•	make capital expenditures;

•	prepay, redeem or exchange our debt; and

•	form any joint ventures or subsidiary investments.

Our ability to comply with the covenants and other terms of our debt obligations will depend on our future operating performance. If we fail to comply with such covenants and terms, we would be required to obtain waivers from our lenders to maintain compliance with our debt obligations. If we are unable to obtain any necessary waivers and the debt is accelerated, a material adverse effect on our financial condition and future operating performance would likely result. See “Additional Information Related to Vince—Description of Certain Indebtedness of Vince, LLC.” The terms of our debt obligations may restrict or delay our ability to fulfill our obligations under the Tax Receivable

Agreement. In accordance with the terms of the Tax Receivable Agreement, delayed or unpaid amounts thereunder would accrue interest at a default rate of one-year LIBOR plus 500 basis points until paid. Our obligations under the Tax Receivable Agreement could result in a failure to comply with covenants or financial ratios required by our debt financing agreements and could result in an event of default under such a debt financing. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement” for more information regarding the terms of the Tax Receivable Agreement.

We could incur significant costs in complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws.

Our operations are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. We could be held liable for the costs to address contamination of any real property ever owned, operated or used as a disposal site. In addition, in the event that Kellwood Company becomes financially incapable of addressing the environmental liability incurred prior to the structural reorganization separating Kellwood Company from Vince, LLC, a third-party may file suit and attempt to allege that AHC engaged in a fraudulent transfer by arguing that the purpose of the separation of the non-Vince assets from AHC was to insulate AHC assets from the environmental liability. For example, pursuant to a Consent Decree with the U.S. Environmental Protection Agency (“EPA”) and the State of Missouri, a non-Vince subsidiary of AHC is conducting a cleanup of contamination at the site of a plant in New Haven, Missouri, which occurred between 1973 and 1985. Kellwood Company has posted a letter of credit in the amount of $5.9 million as a performance guarantee for the estimated cost of the required remediation work. If, despite the financial assurance provided by Kellwood Company as required by the EPA, Kellwood Company became financially unable to address this remediation, and if the corporate separateness of Vince, LLC is disregarded or if a fraudulent transfer is found to have occurred, Vince, LLC could be liable for the full amount of the remediation. If this were to occur or if we were to became liable for other environmental liabilities or obligations, it could have a material adverse effect on our business, financial condition or results of operations.

We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance, share-based compensation and other expenses as a result of being a public company. The Sarbanes-Oxley Act, as well as related rules implemented by the U.S. Securities and Exchange Commission (the “SEC”), and the securities regulators and by the NYSE, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations, including compliance with Section 404(b) of the Sarbanes-Oxley Act once we are no longer an emerging growth company, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or to incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. To assist in the recruitment of qualified directors, officers and other members of senior management and to help align their interests with those of our stockholders, we intend to make equity grants under the Vince 2013 Incentive Plan. The Vince, LLC audited financial statements included elsewhere in this prospectus do not include charges for shared based compensation. We will, however, in future periods report charges associated with grants made under the Vince 2013 Incentive Plan as we expect that shared based compensation will constitute a significant component of our executive compensation program. As a result of the foregoing, we expect an increase in legal, accounting, insurance, share based compensation and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

Risks Related to the Restructuring Transactions

Our historical financial information may not be representative of our results as a stand-alone public company.

The historical financial information we have included in this prospectus has been derived from the consolidated financial statements of AHC and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we operated separately from the non-Vince businesses during the historical periods presented. The historical costs and expenses reflected in our consolidated financial statements include charges for certain corporate functions historically provided by Kellwood Company, including centralized legal, accounting, tax, treasury, information technology and other services and infrastructure costs. We and Kellwood believe these charges are reasonable reflections of the historical utilization levels of these services in support of our business. The historical financial information is not necessarily indicative of our future results of operations, financial position, cash flows or costs and expenses. We have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from the non-Vince businesses, including changes in our employee base, changes in our legal structure, and increased costs associated with being a publicly traded, stand-alone company. For additional information, see “Additional Information Related to Vince—Supplemental Selected Historical Financial Data of Vince, LLC,” “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC” and Vince, LLC’s historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

Any disputes that arise between us and Kellwood with respect to our past and ongoing relationships could harm our business operations.

Disputes may arise between Kellwood and us in a number of areas relating to our past and ongoing relationships, including:

•	intellectual property and technology matters;

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Kellwood;

•	employee retention and recruiting;

•	business combinations involving us;

•	the nature, quality and pricing of transitional services Kellwood has agreed to provide us; and

•	business opportunities that may be attractive to both Kellwood and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. We anticipate that following this offering, affiliates of Sun Capital, who will also continue to control Kellwood after consummation of this offering, will own approximately     % of our common stock and Sun Cardinal, LLC, an affiliate of Sun Capital, will have the ability to designate a majority of our directors.

Third parties may seek to hold us responsible for liabilities related to the non-Vince businesses that we will not retain in the IPO Restructuring Transactions and for liabilities associated with Vince assets not yet transferred to us.

In connection with the separation of the non-Vince businesses from the Vince business in the IPO Restructuring Transactions, Kellwood Company, LLC will remain liable for the obligations related to the non-Vince businesses. Despite this fact, third parties may seek to hold us responsible for liabilities related to the non-Vince businesses. Kellwood Company, LLC has agreed to indemnify us for any claims and losses that may arise related to such liabilities. But if Kellwood Company, LLC is not able to satisfy its related indemnification obligations to us, our results of operations could suffer. See “—Risks Related to Vince—Kellwood provides us with certain key services for our business. If Kellwood fails to perform its obligations to us or if we do not find appropriate replacement services, we may be unable to perform these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us” and “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Transfer Agreement” for additional information regarding the risks related to Kellwood’s ability to satisfy its obligations to us and the indemnity to be provided to us by Kellwood Company, LLC pursuant to the terms of that certain transfer agreement to be entered into in connection with the IPO Restructuring Transactions.

We will be required to pay for 85% of certain tax benefits, and could be required to make substantial cash payments in which the stockholders purchasing shares in this offering will not participate.

Immediately prior to the consummation of this offering, we intend to enter into the Tax Receivable Agreement with the Pre-IPO Stockholders. Under the Tax Receivable Agreement, we will be obligated to pay to the Pre-IPO Stockholders an amount equal to 85% of the cash savings in federal, state and local income tax realized by us by virtue of our future use of the federal, state and local net operating loss (“NOLs”), and alternative minimum tax credits held by us as of                     , 2013, together with section 197 intangible deductions (collectively, the “Pre-IPO Tax Benefits”). “Section 197 intangible deductions” means amortization deductions with respect to certain amortizable intangible assets which are held by us and our subsidiaries immediately after this offering. Cash tax savings generally will be computed by comparing our actual federal, state and local income tax liability to the amount of such taxes that we would have been required to pay had such Pre-IPO Tax Benefits not been available to us. While payments made under the Tax Receivable Agreement will depend upon a number of factors, including the amount and timing of taxable income we generate in the future and any future limitations that may be imposed on our ability to use the Pre-IPO Tax Benefits, the payments could be substantial. Assuming the federal, state and local corporate income tax rates presently in effect, no material change in applicable tax law and no limitation on our ability to use the Pre-IPO Tax Benefits under Section 382 of the U.S. Internal Revenue Code, as amended (the “Code”), the cash benefit of the full use of these Pre-IPO Tax Benefits would be approximately $         million, of which 85%, or $         million, is potentially payable to the Pre-IPO Stockholders under the terms of the Tax Receivable Agreement. The Tax Receivable Agreement accordingly could require us to make substantial cash payments in which the stockholders purchasing shares in this offering will not participate.

Although we are not aware of any issue that would cause the U.S. Internal Revenue Service (the “IRS”), to challenge any tax benefits arising under the Tax Receivable Agreement, the affiliates of Sun Capital will not reimburse us for any payments previously made if such benefits subsequently were disallowed, although the amount of any tax savings subsequently disallowed will reduce any future payment otherwise owed to the Pre-IPO Stockholders. For example, if our determinations regarding the applicability (or lack thereof) and amount of any limitations on the NOLs under Section 382 of the Code were to be successfully challenged by the IRS after payments relating to such NOLs had been made to the Pre-IPO Stockholders, we would not be reimbursed by the Pre-IPO Stockholders and our recovery would be limited to the extent of future payments (if any) otherwise remaining under the Tax Receivable Agreement. As a result, in such circumstances we could make payments to the Pre-IPO Stockholders under the Tax Receivable Agreement in excess of our actual cash tax savings. Furthermore, while we will generally only make payments under the Tax Receivable Agreement after we have recognized a cash flow benefit from the utilization of the Pre-IPO Tax Benefits, (other than upon a change of control or other acceleration event), the payments required under the agreement could require us to use a substantial portion of our cash from operations for those purposes.

At the effective date of the Tax Receivable Agreement, any liability recognized will be accounted for in our financial statements as a reduction of additional paid-in capital. Subsequent changes in the Tax Receivable Agreement liability will be recorded through earnings in operating expenses. Although we currently have a valuation allowance on the entire amount of NOLs, if we continue to be profitable, the valuation allowance could be reduced or eliminated. Even if the NOLs are available to us, the Tax Receivable Agreement will operate to transfer significantly all of the benefit to the Pre-IPO Stockholders. Additionally, the payments we make to the Pre-IPO Stockholders under the Tax Receivable Agreement are not expected to give rise to any incidental tax benefits to us, such as deductions or an adjustment to the basis of our assets.

Federal and state laws impose substantial restrictions on the utilization of NOL carry-forwards in the event of an “ownership change,” as defined in Section 382 of the Code. Under the rules, such an ownership change is generally any change in ownership of more than 50 percent of a company’s stock within a rolling three-year period, as calculated in accordance with the rules. The rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning directly or indirectly 5% or more of the stock of the company and any change in ownership arising from new issuances of stock by the company.

At this time, we have not performed a detailed analysis under Section 382 of the Code to determine if the IPO Restructuring Transactions would constitute an ownership change. With this offering and other transactions that have occurred over the past three years, we may trigger or have already triggered an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in stock ownership. As a result, if we earn net taxable income, our ability to use the pre-change NOL carry-forwards (after giving effect to payments to be made to the Pre-IPO Stockholders under the Tax Receivable Agreement) to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Notwithstanding the foregoing, our preliminary analysis under Section 382 of the Code indicates that the IPO Restructuring Transactions would not trigger an “ownership change” limitation.

If we did not enter into the Tax Receivable Agreement, we would be entitled to realize the full economic benefit of the Pre-IPO Tax Benefits, to the extent allowed by federal, state and local law, including Section 382 of the Code. Subject to exceptions, the Tax Receivable Agreement is designed with the objective of causing our annual cash costs attributable to federal state and local income taxes (without regard to our continuing 15% interest in the Pre-IPO Tax Benefits) to be the same as we would have paid had we not had the Pre-IPO Tax Benefits available to offset our federal, state and local taxable income. As a result, stockholders purchasing shares in this offering will not be entitled to the economic benefit of the Pre-IPO Tax Benefits that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the Pre-IPO Tax Benefits).

In certain cases, payments under the Tax Receivable Agreement to the Pre-IPO stockholders may be accelerated and/or significantly exceed the actual benefits we realize in respect of the Pre-IPO Tax Benefits.

Upon the election of an affiliate of Sun Capital to terminate the Tax Receivable Agreement pursuant to a change in control (as defined in the Tax Receivable Agreement) or upon our election to terminate the Tax Receivable Agreement early, all of our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable. Additionally, the Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under Title 11 of the United States Code (the “Bankruptcy Code”) then all of our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable.

In the case of any such acceleration, we would be required to make an immediate payment equal to 85% of the present value of the tax savings represented by any portion of the Pre-IPO Tax Benefits for which payment under the Tax Receivable Agreement has not already been made, which upfront payment may be made years in advance of the actual realization of such future benefits. Such payments could be substantial and could exceed our actual cash tax savings from the Pre-IPO Tax Benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will have sufficient cash available for that we will be able to finance our obligations under the Tax Receivable Agreement.

If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on a discount rate equal to monthly LIBOR plus 300 basis points, we estimate that we would be required to pay $         million in the aggregate under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement.”

Risks Related to AHC

General economic conditions in the U.S., Europe and other parts of the world, including a continued weakening of the economy and restricted credit markets, can affect consumer confidence and consumer spending patterns.

The apparel industry has historically been subject to cyclical variations, recessions in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits which could negatively impact AHC’s business overall, the carrying value of AHC’s tangible assets and intangible assets and specifically sales, gross margins and profitability. The success of AHC’s operations depends on consumer spending. Consumer spending is impacted by a number of factors, including actual and perceived economic conditions affecting disposable consumer income (such as unemployment, wages, energy costs, consumer debt levels, etc.), business conditions, interest rates and availability of credit and tax rates in the general economy and in the international, regional and local markets where AHC’s products are sold.

Recent global economic conditions have included significant recessionary pressures and declines in employment levels, disposable income and actual and/or perceived wealth and further declines in consumer confidence and economic growth. These conditions have led and could lead to continued substantial declines in consumer spending over the foreseeable future and may have resulted in a resetting of consumer spending habits that makes it unlikely that spending will return to prior levels for the foreseeable future. The current depressed economic environment has been characterized by a dramatic decline in consumer discretionary spending and has disproportionately affected retailers and sellers of consumer goods, particularly those whose goods are viewed as discretionary purchases, including fashion apparel such as AHC brands. While there have been occasional signs of stabilization in the North American markets during 2012, a shift towards continued recessionary conditions could adversely impact AHC’s sales volumes and overall profitability in the future. Further, the European debt crisis resulting from growing concerns that European countries could default on their national debt, have caused instability in the European economy. Continued economic volatility and declines in the value of the Euro could negatively impact the global economy as a whole. Such a condition would have a material adverse impact on the profitability and liquidity of AHC’s international operations, as well as hinder AHC’s ability to grow through expansion in the international markets.

Economic conditions have also led to a highly promotional environment and strong discounting pressure from both AHC’s wholesale and retail customers, which have had a negative effect on its revenues and profitability. This promotional environment may likely continue even after economic growth returns, as AHC expects consumer spending trends are likely to remain at historically depressed levels for the foreseeable future. The domestic and international political situation also affects consumer confidence. The threat, outbreak or escalation of terrorism, military conflicts or other hostilities could lead to further decreases in consumer spending.

Intense competition in the apparel industry could reduce AHC’s sales and profitability.

As an apparel company, AHC faces intense competition from other domestic and foreign apparel, footwear and accessories producers and retailers. Competition may result in pricing pressures, reduced profit margins or lost market share or failure to grow AHC’s market share, any of which could substantially harm its business and results of operations. Competition is based on many factors including, without limitation, the following:

•	establishing and maintaining favorable brand recognition;

•	developing products that appeal to consumers;

•	pricing products appropriately;

•	determining and maintaining product quality;

•	obtaining access to sufficient floor space in retail outlets;

•	providing appropriate services and support to retailers;

•	maintaining and growing market share;

•	maintaining key employees; and

•	protecting intellectual property.

Competition in the apparel industry is intense and is dominated by a number of very large brands, many of which have longer operating histories, larger customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than AHC does. These capabilities of AHC’s competitors may allow them to better withstand downturns in the economy or apparel industry. The aggressive and competitive nature of the apparel industry may result in lower prices for AHC’s products and decreased gross profit margins, either of which may materially adversely affect sales and profitability. Any increased competition, or AHC’s failure to adequately address any of these competitive factors, could result in reduced sales, which could adversely affect AHC’s business, financial condition and operating results.

AHC’s business will suffer if AHC fails to continually anticipate fashion trends and consumer tastes.

Customer tastes and fashion trends can change rapidly. AHC may not be able to anticipate, gauge or respond to these changes within a timely manner. If AHC misjudges the market for its products or product groups, or if AHC fails to identify and respond appropriately to changing consumer demands and fashion trends, it may be faced with unsold finished goods inventory, which could materially adversely affect expected operating results and decrease sales, gross margins and profitability.

Alternatively, even if AHC reacts appropriately to changes in fashion trends and consumer preferences, consumers may consider its various brand images to be outdated or associate its brands with styles that are no longer popular or trend-setting. Any of these outcomes could have a material adverse effect on AHC’s brands, business and results of operations.

The apparel industry has relatively long lead times for the design and production of products. Consequently, AHC must in some cases commit to production in advance of orders based on forecasts of customer and consumer demand. If AHC fails to forecast demand accurately, it may under-produce or over-produce a product and encounter difficulty in filling customer orders or in liquidating excess inventory. Additionally, if AHC over-produces a product based on an aggressive forecast of demand, retailers may not be able to sell the product and cancel future orders or require retrospective price adjustments. These outcomes could have a material adverse effect on sales and brand image and adversely impact sales, gross margins and profitability.

A substantial portion of AHC’s revenue is derived from a small number of large wholesale partners, and the loss of any of these wholesale partners could substantially reduce AHC’s total revenue.

A small number of AHC’s wholesale partners account for a significant portion of its total revenue. Total revenue to AHC’s ten largest wholesale partners was 55% of its total revenue for fiscal 2012 and 60% for the first six months of fiscal 2013. AHC does not have written agreements with any of its wholesale partners, and purchases generally occur on an order-by-order basis. A decision by any of AHC’s major wholesale partners, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from AHC or its licensing partners, or to change their manner of doing business with AHC or its licensing partners, could substantially reduce AHC’s revenue and have a material adverse effect on its profitability. During the past several years, the retail industry has experienced a great deal of consolidation and other ownership changes, and AHC expects such changes will continue. In addition, store closings by AHC’s wholesale partners decrease the number of stores carrying its products, while the remaining stores may purchase a smaller amount of AHC’s products and may reduce the retail floor space designated for AHC’s brands. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores’ target markets. Any of these types of actions could decrease the number of stores that carry AHC’s products or increase the ownership concentration within the retail industry. These changes could decrease AHC’s opportunities in the market, increase its reliance on a diminishing number of large wholesale partners and decrease AHC’s negotiating strength with its wholesale partners. These factors could have a material adverse effect on AHC’s business, financial condition and operating results.

Consolidation and change in the retail industry may eliminate existing or potential customers.

A number of apparel retailers have experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions,

restructurings, bankruptcies and liquidations. During past years, various apparel retailers, including some of AHC’s customers, have experienced financial problems including bankruptcy that have increased the risk of extending credit to those retailers. Financial problems with respect to any of AHC’s customers could cause it to reduce or discontinue business with those customers or require AHC to assume more credit risk relating to those customers’ receivables, either of which could have a material adverse effect on Kellwood’s business, results of operations and financial condition.

There has been, and continues to be, merger, acquisition and consolidation activity in the retail industry. In 2012, the apparel industry experienced a number of consolidation agreements and acquisitions by private-equity investors. If consumer confidence and overall economic conditions continue to recover in the foreseeable future, AHC would expect consolidation and merger activity to continue. Future consolidation could reduce the number of AHC’s customers and potential customers. A smaller market for AHC’s products could have a material adverse impact on its business and results of operations. In addition, it is possible that the larger customers, which result from mergers or consolidations, could decide to perform many of the services that AHC currently provides. If that were to occur, it could cause AHC’s business to suffer.

With increased consolidation in the retail industry, AHC is increasingly dependent upon key retailers whose bargaining strength and share of AHC’s business is growing. Accordingly, AHC faces greater pressure from these customers to provide more favorable trade terms, often in form of customers requiring AHC to provide price concessions on prior shipments as a prerequisite for obtaining future orders. AHC could be negatively affected by changes in the policies or negotiating positions of its customers. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of AHC’s products at retail. To the extent AHC’s customers have more of its goods on hand at the end of the season, there will be greater pressure for AHC to grant markdown concessions on prior shipments. Additionally, AHC could be negatively affected by changes in the policies or negotiating positions of its customers. AHC’s inability to develop satisfactory programs and systems to satisfy these customers could adversely affect operating results in any reporting period.

AHC is reliant on its retail customers for the sale of its goods.

AHC is primarily a wholesale manufacturer and marketer of womens, juniors and girls apparel. AHC’s customers are primarily retailers who sell AHC’s goods in their retail stores or online. AHC’s success in selling its products is largely dependent on its retail customers’ success in selling to their customers, the end users of AHC’s products. The success of AHC’s retail customers is in turn subject to a number of factors, many of which are outside of AHC’s and their control.

Loss of key personnel could disrupt AHC’s operations.

AHC’s continued success is dependent on its ability to attract, retain and motivate qualified management, designers, administrative and sales personnel to support existing operations and future growth. Competition for qualified personnel in the apparel industry is intense, and AHC competes for these individuals with other companies that in many cases have greater financial and other resources. The loss of the services of any members of senior management or the inability to attract and retain other qualified personnel could have a material adverse effect on AHC’s business, results of operations and financial condition.

The extent of AHC’s foreign sourcing may adversely affect AHC’s business.

AHC’s products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in Asia. A manufacturing contractor’s failure to ship products to AHC in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of AHC’s customers for those items. The failure to make timely deliveries may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on it. As a result of the magnitude of AHC’s foreign sourcing, its business is subject to the following risks:

•

political and economic instability in countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods;

•	imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries;

•	imposition of increased duties, taxes and other charges on imports;

•	significant fluctuation of the value of the dollar against foreign currencies;

•	labor shortages in countries where contractors and suppliers are located;

•	a significant decrease in availability or an increase in the cost of raw materials;

•	restrictions on the transfer of funds to or from foreign countries;

•	disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

•	the migration and development of manufacturing contractors, which could affect where AHC’s products are or are planned to be produced;

•	increases in the costs of fuel, travel and transportation;

•

reduced manufacturing flexibility because of geographic distance between AHC’s foreign manufacturers and us, increasing the risk that we may have to mark down unsold inventory as a result of misjudging the market for a foreign-made product;

•

increases in manufacturing costs in the event of a decline in the value of the United States dollar against major world currencies, particularly the Chinese Yuan, and higher labor costs being experienced by our foreign manufacturers in China; and

•	violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If these risks limit or prevent AHC from selling or manufacturing products in any significant international market, prevent AHC from acquiring products from foreign suppliers, or significantly increase the cost of its products, AHC’s operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact its business.

The success of AHC’s licenses depends on the value of the licensed brands.

Some of AHC’s products are produced under license agreements with third parties. Similarly, AHC licenses some of its brand names to other companies. Brands that AHC licenses from third parties are integral to its business as is the implementation of AHC’s strategies for growing and expanding these brands and trademarks. AHC markets some of its products under the names and brands of recognized designers. AHC’s sales of these products could decline if any of those designer’s images or reputations were to be negatively impacted. Additionally, AHC relies on continued good relationships with both licensees and licensors, of certain trademarks and brand names. Adverse actions by any of these third parties could damage the brand equity associated with these trademarks and brands, which could have a material adverse effect on AHC’s business, results of operations and financial condition.

AHC’s competitive position could suffer if its intellectual property rights are not protected.

AHC believes that its trademarks, patents and designs are of great value. From time to time, third parties have challenged, and may in the future try to challenge, AHC’s ownership of its intellectual property. AHC is susceptible to others imitating its products and infringing its intellectual property rights. AHC Imitation or counterfeiting of AHC’s products or infringement of its intellectual property rights could diminish the value of AHC’s brands or otherwise adversely affect AHC’s revenues. The actions AHC has taken to establish and protect its trademarks and other intellectual property rights may not be adequate to prevent imitation of its products by others or to prevent others from seeking to invalidate AHC’s trademarks or block sales of its products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, AHC’s trademarks and other intellectual property rights or in similar marks or marks that AHC licenses and/or market and AHC may not be able to successfully resolve these conflicts to its satisfaction. AHC may need to resort to litigation to enforce its intellectual property rights, which could result in substantial costs and diversion of resources. Successful infringement claims against AHC could result in significant monetary liability or prevent AHC from selling some of its products. In addition, resolution of claims may require AHC to redesign its products, license rights from third parties or cease using those rights altogether. Any of these events could harm AHC’s business and cause its results of operations, liquidity and financial condition to suffer.

AHC currently owns the exclusive right to use various domain names containing or relating to its brands. AHC may be unable to prevent third parties from acquiring and using domain names that infringe or otherwise decrease the value of its trademarks and other proprietary rights. Failure to protect AHC’s domain names could adversely affect its brands and make it more difficult for users to find AHC’s websites.

Fluctuations in the price, availability and quality of raw materials could cause delays and increase costs and cause AHC’s operating results and financial condition to suffer.

Fluctuations in the price, availability and quality of the fabrics or other raw materials, particularly cotton, leather, and synthetics used in AHC’s manufactured apparel, could have a material adverse effect on cost of sales or AHC’s ability to meet customer demands. The prices of fabrics depend largely on the market prices of the raw materials used to produce them. The price and availability of the raw materials and, in turn, the fabrics used in AHC’s apparel may fluctuate significantly, depending on many factors, including crop yields, weather patterns, labor costs and changes in oil prices. AHC may not be able to pass higher raw materials prices and related transportation costs on to its customers. AHC is not always successful in its efforts to protect its business from the volatility of the market price of raw materials, and AHC’s business can be materially affected by dramatic movements in prices of raw materials. The ultimate effect of this change on AHC’s earnings cannot be quantified, as the effect of movements in raw materials prices on industry selling prices are uncertain, but any significant increase in these prices could have a material adverse effect on its business, financial condition and operating results.

Problems with AHC’s distribution system could harm its ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies.

AHC operates two distribution facilities in City of Industry, California and St. George, Utah, as well as utilizing seven third-party distribution facilities. AHC’s ability to meet the needs of its wholesale partners and its own retail stores depends on the proper operation of these distribution facilities.

Because a substantial portion of AHC’s products are distributed from these locations, AHC’s operations could also be interrupted by labor difficulties, or by floods, fires, earthquakes or other natural disasters near such either facility. AHC maintains business interruption insurance, but it may not adequately protect AHC from the adverse effects that could result from significant disruptions to its distribution system, such as the long-term loss of customers or an erosion of AHC’s brand image. If AHC encounters problems with its distribution system, its ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be harmed. Any of the foregoing factors could have a material adverse effect on AHC’s business, financial condition and operating results.

AHC’s ability to source its merchandise profitably or at all could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.

The majority of AHC’s products are currently manufactured for it outside of the U.S. The U.S. and the countries in which AHC’s products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for AHC to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products available to AHC or may require AHC to modify its supply chain organization or other current business practices, any of which could harm AHC’s business, financial condition and results of operations.

If AHC is unable to accurately forecast customer demand for its products AHC’s manufacturers may not be able to deliver products to meet its requirements, and this could result in delays in the shipment of products to AHC’s wholesale partners.

AHC provides stock to its wholesale partners, based on its estimates of future demand for particular products. AHC’s inventory management and planning teams determine the number of pieces of each product that AHC will order from its manufacturers based upon past sales of similar products, feedback from focus groups, sales trend information and anticipated retail price. However, if AHC’s inventory and planning teams fail to accurately forecast customer demand, AHC may experience excess inventory levels or a shortage of products.

Factors that could affect AHC’s inventory and planning team’s ability to accurately forecast customer demand for its products include:

•	a substantial increase or decrease in consumer demand for AHC’s products or for products of AHC’s competitors;

•	AHC’s failure to accurately forecast customer acceptance for its new products;

•	new product introductions or pricing strategies by competitors;

•	more limited historical store sales information for AHC’s newer markets;

•	weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as AHC’s products; and

•	acts or threats of war or terrorism which could adversely affect consumer confidence and spending or interrupt production and distribution of AHC’s products and AHC’s raw materials.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discount prices, which would cause our gross margin to suffer and could impair the strength and exclusivity of AHC’s brand.

In addition, if AHC underestimates customer demand for its products, AHC’s manufacturers may not be able to deliver products to meet its requirements, and this could result in delays in the shipment of products to AHC’s wholesale partners and may damage our reputation and customer relationships. There can be no assurances that AHC will be able to successfully manage its inventory at a level appropriate for future customer demand.

We could incur significant costs in complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws.

Our operations are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. We could be held liable for the costs to address contamination of any real property we have ever owned, operated or used as a disposal site. For example, pursuant to a Consent Decree with the EPA and the State of Missouri, we are conducting a cleanup of contamination at the site of a plant in New Haven, Missouri, which occurred between 1973 and 1985. As of February 2, 2013 AHC’s best estimate of the discounted value of the total obligation for required and voluntary remedial activities at this New Haven site is $9.6 million. If AHC’s estimated amount of the discounted value is incorrect or if AHC were to become liable for other environmental liabilities or obligations, it could have a material adverse effect on its business, financial condition or results of operations.

System security risk issues could disrupt AHC’s internal operations or information technology services, and any such disruption could harm AHC’s net sales, increase our expenses and harm its reputation.

Experienced computer programmers and hackers, and even internal users, may be able to penetrate AHC’s network security and misappropriate AHC’s confidential information or that of third parties, including our customers, create system disruptions or cause shutdowns. In addition, employee error, malfeasance or other errors in the storage, use or transmission of any such information could result in a disclosure to third parties outside of AHC’s network. As a result, AHC could incur significant expenses addressing problems created by any such inadvertent disclosure or any security breaches of its network. This risk is heightened because AHC collects and stores customer information, including credit card information, and use certain customer information for its marketing purposes. In addition, AHC relies on third parties for the operation of its various websites and for the various social media tools and websites AHC uses as part of its marketing strategy.

Consumers are increasingly concerned over the security of personal information transmitted over the internet, consumer identity theft and user privacy, and any compromise of customer information could subject AHC to customer or government litigation and harm AHC’s reputation, which could adversely affect AHC’s business and growth. Moreover, AHC could incur significant expenses or disruptions of its operations in connection with system failures or breaches. In addition, sophisticated hardware and operating system software and applications that AHC procures from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of AHC’s systems. The costs to AHC to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services, could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that may impeded AHC’s sales, distribution or other critical functions. In addition to taking the necessary precautions, AHC requires that third-party service providers implement reasonable security measures to protect its customers’ identity and privacy. AHC does not, however, control these third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future.

There are claims made against AHC from time to time that can result in litigation or regulatory proceedings which could distract management from AHC’s business activities and result in significant liability.

AHC faces the risk of litigation and other claims against it. Litigation and other claims may arise in the ordinary course of its business and include commercial disputes, intellectual property issues, product-oriented allegations and slip and fall claims. In addition, AHC could face a wide variety of associate claims against it, including general discrimination, privacy, labor and employment, ERISA and disability claims. Any claims could result in litigation against AHC and could also result in regulatory proceedings being brought against AHC by various federal and state agencies that regulate its business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time and expense. Litigation and other claims and regulatory proceedings against AHC could result in unexpected expenses and liability, and could also materially and adversely affect AHC’s operations and reputation.

Changes in laws, including employment laws and laws related to AHC’s merchandise, could make conducting AHC’s business more expensive or otherwise change the way AHC does business.

AHC is subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were to change or were violated by AHC’s management, associates, vendors, buying agents or trading companies, the costs of certain goods could increase, or AHC could experience delays in shipments of its products, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for AHC’s merchandise and hurt its business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of business more expensive or require us to change the way AHC does business. Other laws related to employee benefits and treatment of associates, including laws related to limitations on associate hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could negatively impact AHC, such as by increasing compensation and benefits costs for overtime and medical expenses.

Moreover, changes in product safety or other consumer protection laws could lead to increased costs to AHC for certain merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for AHC to plan and prepare for potential changes to applicable laws and future actions or payments related to such changes could be material to AHC.

AHC is subject to potential challenges relating to overtime pay and other regulations that impact its employees, which could cause its business, financial condition, results of operations or cash flows to suffer.

U.S. federal and state labor laws govern AHC’s relationship with its employees and affect its operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates and citizenship requirements. These laws change frequently and may be difficult to interpret and apply. In particular, as a retailer, AHC may be subject to challenges regarding the application of overtime and related pay regulations to its employees. A determination that AHC does not comply with these laws could harm its brand image, business, financial condition and results of operation. Additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence or mandated health benefits could also cause our business, financial condition, results of operations or cash flows to suffer.

Risks Related to this Offering and Our Common Stock

We cannot assure that a market will develop for our common stock or what the price of our common stock will be.

Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our common stock may decline, possibly materially.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

Broad market and industry factors may harm the price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the price of our common stock may include, among other things:

•	actual or anticipated fluctuations in quarterly operating results or other operating metrics, such as comparable store sales, that may be used by the investment community;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community;

•	conditions or trends affecting our industry or the economy generally;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the apparel, accessories and retail industries;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	announcements by our wholesale partners of negative business performance or the projection that future business performance will be negative;

•	changes in product assortment between high and low margin products;

•	capital commitments;

•	our entry into new markets;

•	timing of new store openings;

•	percentage of sales from new stores versus established stores;

•	additions or departures of key business leaders;

•	actual or anticipated sales of our common stock, including sales by our directors, officers or significant stockholders;

•	significant developments relating to our manufacturing, distribution, or supplier relationships;

•	customer purchases of new products from us and our competitors;

•	investor perceptions of the apparel, accessories and retail industries in general and our company in particular;

•	major catastrophic events;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under applicable accounting standards;

•	changes in accounting standards, policies, guidance, interpretation or principles; and

•	material litigation or government investigations.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation, even if it does not result in liability for us, could result in substantial costs to us and divert management’s attention and resources.

We are a “controlled company,” controlled by investment funds advised by affiliates of Sun Capital, whose interests in our business may be different from yours.

Upon consummation of this offering, affiliates of Sun Capital will own approximately     % of our outstanding common stock, assuming the underwriters do not exercise their option to purchase additional shares. As such, affiliates of Sun Capital will, for the foreseeable future, have significant influence over our reporting and corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. For so long as affiliates of Sun Capital own 30% or more of our outstanding shares of common stock, Sun Cardinal, LLC, a Sun Capital affiliate (“Sun Cardinal”), will have the right to designate a majority of our board of directors. For so long as Sun Cardinal has the right to designate a majority of our board of directors, the directors designated by Sun Cardinal are expected to constitute a majority of each committee of our board of directors, other than the Audit Committee, and the chairman of each of the committees, other than the Audit Committee, is expected to be a director serving on such committee who is designated by Sun Cardinal, provided that, at such time as we are not a “controlled company” under the NYSE corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our board of directors will be “independent directors,” as defined under the rules of the NYSE.

As a “controlled company,” the rules of the NYSE exempt us from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of “independent directors,” as defined under such rules and that we have nominating and corporate governance and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of listing; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors.

Affiliates of Sun Capital will control actions to be taken by us and our board of directors, including amendments to our amended and restated certificate of incorporation and amended and restated bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors designated by Sun Cardinal will have the authority, subject to the terms of our indebtedness and the rules and regulations of the NYSE, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. The NYSE independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply against Sun Capital or its affiliates, or any of our directors who are associates of, or affiliated with, Sun Capital, in a manner that would prohibit them from investing in competing businesses or doing business with our partners or customers. It is possible that the interests of Sun Capital and its affiliates may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, Sun Capital may have different tax positions from other stockholders which could influence their decisions regarding whether and when we should dispose of assets, whether and when we should incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we will enter into in connection with this offering, and whether and when we should terminate the Tax Receivable Agreement and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration tax or other considerations of Sun Capital and its affiliates even where no similar benefit would accrue to us. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement.”

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share, because the assumed initial public offering price of $        , which is the midpoint of the price range listed on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that affiliates of Sun Capital paid substantially less than the initial public offering price when they acquired their shares of our capital stock in February 2008.

Our business and stock price may suffer as a result of our lack of public company operating experience. In addition, if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

We are a privately-held company. Our lack of recent public company operating experience may make it difficult to forecast and evaluate our future performance. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business performance, financial condition and results of operations may be harmed. In addition, the trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. Our board of directors retains the discretion to change this policy.

We are a holding company and we are dependent upon distributions from our subsidiaries to pay dividends and taxes and other expenses.

Vince Holding Corp. will be a holding company with no material assets other than its ownership of membership interests in Vince Intermediate Holding, LLC, a holding company that will have no material assets other than its interest in Vince, LLC. Neither Vince Holding Corp. nor Vince Intermediate Holding, LLC will have any independent means of generating revenue. To the extent that we need funds, for a cash dividend to holders of our common stock or otherwise, and Vince Intermediate Holding, LLC or Vince, LLC is restricted from making such distributions under applicable law or regulation or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

We will file consolidated income tax returns on behalf of Vince Holding Corp. and Vince Intermediate Holding, LLC. Most of our future tax obligations will likely be attributed to the operations of Vince, LLC. Accordingly, most of the payments against the Tax Receivable Agreement will be attributed to the operations of Vince, LLC. We intend to cause Vince, LLC to pay dividends or make funds available to us in an amount sufficient to allow us to pay our taxes and any payments due to the Pre-IPO Stockholders under the Tax Receivable Agreement. If, as a consequence of these various limitations and restrictions, we do not have sufficient funds to pay tax or other liabilities, we may have to borrow funds and thus our liquidity and financial condition could be materially adversely affected. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a default rate of one-year LIBOR plus 500 basis points until paid. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement” for more information regarding the terms of the Tax Receivable Agreement.

We will have broad discretion over the use of proceeds from this offering after repayment of the Kellwood Note Receivable, and such remaining proceeds will be limited. Additionally, drawings under our new term loan facility will also be used to help repay the Kellwood Note Receivable and we will have no availability under such facility after giving effect to such repayment.

Most of the net proceeds from this offering are being used, along with the borrowings under our new term loan facility, to repay the Kellwood Note Receivable that will be issued to Kellwood Company, LLC in connection with the IPO Restructuring Transactions. Kellwood Company, LLC will use proceeds from the repayment of the Kellwood Note Receivable to (i) repay or retire long-term indebtedness (including accrued and unpaid interest thereon and any related fees and expenses) that was incurred to fund the operation and growth of the Vince and non-Vince businesses, (ii) pay a restructuring fee equal to 1% of the aggregate of this offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management pursuant to the Management Services Agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Management Fees,” and (iii) a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements,” all partially offset by (iv) indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates. It is currently estimated that the restructuring fee described in clause (ii) above and payable to Sun Capital Management in connection with this offering will total $3.5 million. Since most of the proceeds from this offering, along with the borrowings under our new term loan facility, are being used to repay the Kellwood Note Receivable, which Kellwood Company, LLC will use to repay, discharge or repurchase debt incurred to acquire and operate the non-Vince businesses of Apparel

Holding Corp. or to pay fees associated with the operation of such businesses, investors should expect that these proceeds will not directly benefit the Vince business or be used to fund its expansion or growth. Additionally, we will have broad discretion over the use of the net proceeds from this offering that are not used to repay the Kellwood Note Receivable, and you will be relying on the judgment of our board of directors and management regarding the application of any such remaining proceeds. Although we expect to use a portion of such remaining net proceeds for new store openings and other general corporate purposes, which may include general and administrative expenses, we have not allocated these net proceeds for specific purposes. Furthermore, it is possible that a substantial portion of the remaining net proceeds will be invested in a way that does not yield a favorable, or any, return for us. Finally, as drawings under our new term loan facility will be used to help repay the Kellwood Note Receivable (in an amount equal to the entire availability under such facility), no portion of such facility will available to support our future growth and operations and we may need to draw on our new revolving credit facility to fund such future growth and operations.

Anti-takeover provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could delay and discourage takeover attempts that stockholders may consider to be favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions include:

•	the classification of our board of directors so that not all members of our board of directors are elected at one time;

•

the authorization of the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•

stockholder action can only be taken at a special or regular meeting and not by written consent following the time that Sun Capital and its affiliates cease to beneficially own a majority of our common stock;

•	advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

•	removal of directors only for cause following the time that Sun Capital and its affiliates cease to beneficially own a majority of our common stock;

•

allowing Sun Cardinal to fill any vacancy on our board of directors for so long as affiliates of Sun Capital own 30% or more of our outstanding shares of common stock and thereafter, allowing only our board of directors to fill vacancies on our board of directors; and

•

following the time that Sun Capital and its affiliates cease to beneficially own a majority of our common stock, super-majority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation.

Our amended and restated certificate of incorporation will also contain a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law (“DGCL”), and will prevent us from engaging in a business combination, such as a merger, with a person or group who acquires at least 15% of our voting stock for a period of three years from the date such person became an interested stockholder, unless board or stockholder approval is obtained prior to acquisition.

However, our amended and restated certificate of incorporation will also provide that both Sun Capital and its affiliates and any persons to whom a Sun Capital affiliate sells its common stock will be deemed to have been approved by our board of directors.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change of control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

A total of             , or     %, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold on the NYSE in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. The sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering and after giving effect to the IPO Restructuring Transactions, we will have              shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is required under the Securities Act or an exemption from registration is available. In addition, pursuant to our Registration Agreement, affiliates of Sun Capital have rights to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves. Subject to compliance with applicable lock-up restrictions and satisfaction of certain conditions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales could also impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than underwriting discounts and commissions). See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Registration Agreement.”

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers and directors, have agreed with the underwriters, that for a period of 180 days after the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Other Information Related to this Offering—Underwriting” for more information. Substantially all of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 90 days after the date of this prospectus, subject to the lock-up agreements and applicable volume and other limitations imposed under federal securities laws. See “Other Information Related to this Offering—Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. Sales by our existing stockholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

Number of shares and % of total outstanding	Date Available for Sale into Public Market
, or %	Immediately after this offering

, or %	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided their respective one-year holding periods under Rule 144 have expired.

, or %	From time to time after the date 180 days after the date of this prospectus upon expiration of their respective holding periods.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Any issuance of preferred stock could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Upon consummation of this offering, our board of directors will have the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

After giving effect to the IPO Restructuring Transactions, we will continue to be an “emerging growth company,” as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2018. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed

$1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We will become a large accelerated filer the year after we have an aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of $700 million or more. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the price for our common stock may be more volatile.

As an emerging growth company we will not be required to comply with the rules of the SEC implementing Section 404(b) of the Sarbanes-Oxley Act and therefore our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting until the year following the year we cease to be an emerging growth company. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 and 404 other than 404(b) of the Sarbanes-Oxley Act. These rules will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following the year our first annual report is required to be filed with the SEC. If we are unable to conclude that we have effective internal control over financial reporting, our independent registered public accounting firm is unable to provide us with an unqualified report as and when required by Section 404 or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have irrevocably elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements, including in the sections captioned “Prospectus Summary,” “Risk Factors,” “Additional Information Related to AHC—AHC Business,” “Additional Information Related to AHC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of AHC,” “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC” and “Additional Information Related to Vince—Vince Business,” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the introduction of new merchandise, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors,” “Additional Information Related to AHC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of AHC” and “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC” These factors include without limitation:

•	changes in consumer spending and general economic conditions;

•	our ability to respond to market competition;

•	our dependence on a strong brand image;

•	our ability to maintain and expand our relationships with our significant wholesale partners;

•	our ability to locate suitable locations to open new stores and to attract customers to our stores;

•	our ability to maintain recent levels of comparable store sales or average sales per square foot;

•	our ability to manage our operations at our current size or manage future growth effectively;

•	our reliance on Kellwood to provide us with certain key services for our business;

•	our ability to successfully improve and expand our product offerings;

•	the success of our current and future licensing arrangements;

•	our ability to successfully anticipate customer tastes;

•	our ability to forecast customer demand for our products and deliver products to our stores and wholesale partners;

•	our ability to successfully expand in the U.S. and other new markets;

•	the ability of our senior management team to work together as a group;

•	our ability to attract and retain the services of our senior management and key employees;

•	our inability to protect our trademarks or other intellectual property rights;

•	the ability of our suppliers or manufacturers to produce or deliver our products in a timely or cost-effective manner;

•	our reliance on foreign sourcing for our product offerings;

•	our ability to respond to fluctuations in the price, availability and quality of raw materials;

•	harm to our brand image due to the failure of our independent manufacturers to use ethical business practices;

•	our ability to accurately anticipate and respond to seasonal or quarterly fluctuations in our operating results;

•	risks associated with leasing retail space subject to long-term non-cancelable leases;

•	changes in laws and regulations applicable to our business;

•	system security risk issues that could disrupt our internal operations or information technology services;

•	the success of our advertising, marketing and promotional strategies;

•	our ability to source our merchandise profitably or at all;

•	restrictions imposed by our indebtedness on our current and future operations;

•	increased costs as a result of being a public company; and

•	our failure to maintain adequate internal controls.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

RESTRUCTURING TRANSACTIONS

Effective September 1, 2012, Kellwood Company, a wholly-owned subsidiary of Apparel Holding Corp., contributed the assets and liabilities constituting our business to Vince, LLC in the Vince Transfer. Affiliates of Sun Capital contributed, effective June 18, 2013, $407.5 million of indebtedness under the following instruments as a capital contribution to Apparel Holding Corp. in the Sun Capital Contribution: (i) that certain Loan Authorization Agreement, originally dated February 13, 2008 (the “Sun Capital Loan Agreement”), by and between Apparel Holding Corp. and certain Sun Capital affiliates for a $72.0 million line of credit, (ii) that certain $225,000,000 Senior Subordinated Promissory Note, dated May 2, 2008 (as amended, the “First Sun Promissory Note”), of Apparel Holding Corp. in favor of a certain Sun Capital affiliate and (iii) that certain $75,000,000 Senior Subordinated Promissory Note, dated as of May 2, 2008 (as amended on July 19, 2012, the “Second Sun Promissory Note” and collectively with the First Sun Promissory Note, the “Sun Promissory Notes”), of Apparel Holding Corp. in favor of a certain Sun Capital affiliate (such transactions in clauses (i)-(iii), the “Sun Capital Contribution”).

We have elected to complete the IPO Restructuring Transactions discussed in this section so that investors may invest in a stand-alone Vince business. In addition, the IPO Restructuring Transactions preserve the value of certain of AHC’s pre-offering tax attributes and allow the Pre-IPO Stockholders and Vince Holding Corp. to benefit from those pre-offering tax attributes after the consummation of this offering. We have elected to complete the IPO Restructuring Transactions contemporaneously with the consummation of this offering to reduce the risk of incurring the costs and expenses related to the IPO Restructuring Transactions if the offering is not completed.

The chart below is a summary of Apparel Holding Corp.’s current structure prior to the consummation of this offering after giving effect to the Vince Transfer and the Sun Capital Contribution.

(1)	Consists of the Sun Term Loan A Agreement and the Sun Term Loan B/C/D/E/F/G Agreement, as described below.
(2)	Vince, LLC is currently a borrower party or guarantor to the Wells Fargo Facility, the Cerberus Term Loan, the Sun Term Loan Agreements and the 12.875% Notes (each as defined below). Vince, LLC will be released from such obligations in connection with the repayment, discharge or refinancing, as applicable, by Kellwood Company, LLC of such obligations, which will happen contemporaneously with the consummation of this offering.

Prior to consummation of this offering, the following IPO Restructuring Transactions will take place:

•

the conversion of all of our issued and outstanding non-voting common stock into common stock on a one-for-one basis and the subsequent stock split of our common stock on a             for             basis, at which time Apparel Holding Corp. will become Vince Holding Corp.;

•	Vince Intermediate Holding, LLC will be formed and become a direct subsidiary of Vince Holding Corp.;

•	Kellwood Company, LLC (which is to be converted from Kellwood Company in connection with the IPO Restructuring Transactions) will be contributed to Vince Intermediate Holding, LLC;

•

Kellwood Company, LLC will distribute 100% of Vince, LLC’s membership interests to Vince Intermediate Holding, LLC, who will issue the Kellwood Note Receivable to Kellwood Company, LLC. The principal amount of the Kellwood Note Receivable will represent, among other things, the amount of the indebtedness to be repaid, discharged or repurchased by Kellwood Company, LLC with proceeds from this offering as described below and in “Use of Proceeds;”

•

Kellwood Holding, LLC will be formed by Vince Intermediate Holding, LLC and Vince Intermediate Holding, LLC will, through a series of steps, contribute 100% of the membership interests of Kellwood Company, LLC to Kellwood Intermediate Holding, LLC (which will be formed as a wholly-owned subsidiary of Kellwood Holding, LLC);

•	100% of the membership interests of Kellwood Holding, LLC will be distributed to the Pre-IPO Stockholders; and

•

Vince Holding Corp. will enter into the Tax Receivable Agreement with the Pre-IPO Stockholders, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement;”

•

Vince, LLC will enter into the Shared Services Agreement with Kellwood Company, LLC, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement;” and

•

Vince Intermediate Holding, LLC will enter into the Transfer Agreement with Kellwood Company, LLC, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Transfer Agreement.”

As a result of the IPO Restructuring Transactions, the non-Vince businesses will be separated from the Vince business, the Pre-IPO Stockholders (through their ownership of Kellwood Holding, LLC) will retain the ownership and control of the non-Vince businesses and a stand-alone Vince business will remain.

After consummation of this offering and as described below, Vince Holding Corp. will contribute $         of net proceeds from this offering to Vince Intermediate Holding, LLC. Vince Intermediate Holding, LLC will use such proceeds and $         of borrowings under its new term loan facility (as described in “Additional Information Related to Vince—Description of Certain Indebtedness of Vince, LLC”) to repay the $         million Kellwood Note Receivable (which includes $         million of accrued and unpaid interest on the indebtedness Kellwood Company, LLC will repay with the proceeds of the Kellwood Note Receivable). The Kellwood Note Receivable will include (i) the amounts to be repaid, discharged or repurchased by Kellwood Company, LLC in connection with the closing of this offering,

(ii) the 1% restructuring fee payable to Sun Capital Management and (iii) the debt recovery bonus payable to our Chief Executive Officer, all partially offset by (iv) certain indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates. The Kellwood Note Receivable will not include amounts outstanding under the Wells Fargo Facility. As discussed in “Additional Information Related to AHC—Description of Certain Indebtedness of AHC,” Kellwood currently intends to refinance the Wells Fargo Facility in connection with the consummation of this offering. Vince, LLC will not guarantee or be a borrower party to the refinanced credit facility.

Kellwood Company, LLC (currently known as Kellwood Company) will use the proceeds from the repayment of the Kellwood Note Receivable to, after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates, (i) repay, at closing, all indebtedness outstanding under (A) the $45 million term loan with Cerberus Business Finance, LLC (the “Cerberus Term Loan”) and (B) that certain Fifth Amended and Restated B/C/D/E/F/G Loan Agreement (the “Sun Term Loan B/C/D/E/F/G Agreement”) between Kellwood Company and certain Sun Capital affiliates and (C) that certain Second Amended and Restated Sun Term Loan A Agreement (the “Sun Term Loan A Agreement” and collectively with the Sun Term Loan B/C/D/E/F/G Agreement, the “Sun Term Loan Agreements”) between Kellwood Company and certain Sun Capital affiliates, and which Sun Term Loan Agreements collectively totaled $118.0 million in the aggregate as of August 3, 2013, (ii) discharge or repurchase at par all of Kellwood Company’s 12.875% Second-Priority Senior Secured Payment-In-Kind Notes due 2014 (the “12.875% Notes”), which totaled $146.8 million as of August 3, 2013, plus, with respect to clauses (i) and (ii), fees, expenses and accrued and unpaid interest thereon, (iii) pay a restructuring fee equal to 1% of the aggregate of the offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management pursuant to the Management Services Agreement and (iv) pay a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements.” It is currently estimated that the restructuring fee described in clause (iii) above and payable to Sun Capital Management in connection with this offering will total $3.5 million.

In addition, Kellwood Company, LLC may, at or after closing, use proceeds remaining from the repayment of the Kellwood Note Receivable to discharge, refinance or repurchase at par the following indebtedness, for which Vince, LLC is neither a guarantor nor an obligor: (A) all of Kellwood Company’s 7.625% 1997 Debentures due 2017 (the “7.625% Notes”), which totaled $87.0 million in aggregate principal amount as of August 3, 2013; and (B) all of Kellwood Company’s 3.5% 2004 Convertible Debentures due June 15, 2034 (the “3.5% Convertible Notes”), which totaled $0.2 million in aggregate principal amount as of August 3, 2013, plus, with respect to clauses (i) and (ii), fees, expenses and accrued and unpaid interest thereon.

Kellwood Company, LLC shall enter into an escrow agreement with Vince Intermediate Holding, LLC and the Escrow Agent, pursuant to which Vince Intermediate Holding, LLC will, on behalf of Kellwood Company, LLC, escrow an amount with                          (the “Escrow Agent”) equal to the face amount of all the indebtedness described in the prior paragraph (with the proceeds from the repayment of the Kellwood Note Receivable and after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates) which is not repaid, repurchased or discharged at closing until such time as it is discharged, refinanced or repaid in full. No interest will accrue on the funds placed into escrow with the Escrow Agent and both Vince Intermediate Holding, LLC and Kellwood Company, LLC must consent to any distributions from the escrow account in accordance with the terms of the Transfer Agreement. The escrow agreement will automatically terminate upon the release of all funds from the escrow account, in accordance with the terms thereof.

In addition, Kellwood Company, LLC will, in connection with this offering, refinance Kellwood Company’s $155 million revolving credit facility (the “Wells Fargo Facility”), to among other things,

remove Vince, LLC as an obligor thereunder. See “Use of Proceeds” and “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC” for additional information.

After completion of these various transactions and payments and application of the net proceeds from this offering, Vince, LLC’s obligations under the Wells Fargo Facility, the Cerberus Term Loan, the Sun Term Loan Agreements and the 12.875% Notes will be terminated or discharged. Vince, LLC has no obligations under the 7.625% Notes or the 3.5% Convertible Notes. Thereafter, Vince Holding Corp., and by extension the investors in this offering, will not be responsible for the obligations described above and the only outstanding obligations of Vince Holding Corp. and its subsidiaries immediately after the consummation of this offering will be the $         million outstanding under its new term loan facility.

The chart below is a summary of our corporate structure and that of the assets constituting the non-Vince businesses upon consummation of this offering.

(1)	The Kellwood Note Receivable will be repaid in connection with the closing of this offering with most of the net proceeds from this offering, along with the borrowings under our new term loan facility. See “Use of Proceeds.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to retain approximately $         million of the net proceeds from this offering to fund new store openings and for other general corporate purposes. We intend to use the remaining net proceeds from this offering, together with cash from our new term loan facility, to repay the Kellwood Note Receivable.

As discussed in “Restructuring Transactions” prior to consummation of this offering, Vince Intermediate Holding, LLC will issue the Kellwood Note Receivable to Kellwood Company, LLC in connection with Vince Intermediate Holding, LLC’s acquisition of Vince, LLC. The Kellwood Note Receivable will include (i) the amounts to be repaid, discharged or repurchased by Kellwood Company, LLC, (ii) the 1% restructuring fee payable to Sun Capital Management and (iii) the debt recovery bonus payable to our Chief Executive Officer, all partially offset by (iv) certain indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates. The Kellwood Note Receivable will not include amounts outstanding under the Wells Fargo Facility. As discussed in “Additional Information Related to AHC—Description of Certain Indebtedness of AHC,” Kellwood currently intends to refinance the Wells Fargo Facility in connection with the consummation of this offering. Vince, LLC will not guarantee or be a borrower party to the refinanced credit facility. When issued, the Kellwood Note Receivable will be in an aggregate principal amount of $         million. It will not bear interest and will be due the date of its issuance. Vince Holding Corp. will contribute approximately $         million of the net proceeds from this offering to Vince Intermediate Holding, LLC. Vince Intermediate Holding, LLC will use such proceeds and approximately $         million of borrowings under its new term loan facility to repay the Kellwood Note Receivable.

As described below, Kellwood Company, LLC will use the proceeds from the repayment of the Kellwood Note Receivable to, after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates, (i) repay, at closing, all indebtedness outstanding under (A) the $45 million Cerberus Term Loan and (B) the Sun Term Loan Agreements, which collectively totaled $118.0 million in the aggregate as of August 3, 2013, (ii) discharge or repurchase at par all of the outstanding 12.875% Notes, which totaled $146.8 million as of August 3, 2013, plus, with respect to clauses (i) and (ii), fees, expenses and accrued and unpaid interest thereon, (iii) pay a restructuring fee equal to the aggregate of 1% of the offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management pursuant to the Management Services Agreement and (iv) pay a debt recovery bonus of up to $6.0 million to our Chief Executive Officer. It is currently estimated that the restructuring fee described in clause (iii) above and payable to Sun Capital Management in connection with this offering will total $3.5 million.

In addition, Kellwood Company, LLC may, at or after closing, use proceeds from the repayment of the Kellwood Note Receivable to discharge, refinance or repurchase at par the following indebtedness, for which Vince, LLC is neither a guarantor nor an obligor: (A) all of the outstanding 7.625% Notes, which totaled $87.0 million in aggregate principal amount as of August 3, 2013; and (B) all of the outstanding 3.5% Convertible Notes, which totaled $0.2 million in aggregate principal amount as of August 3, 2013, plus, with respect to clauses (i) and (ii), fees, expenses and accrued and unpaid interest thereon.

Kellwood Company, LLC shall enter into an escrow agreement with Vince Intermediate Holding, LLC and the Escrow Agent, pursuant to which Vince Intermediate Holding, LLC will, on behalf of Kellwood Company, LLC, escrow an amount equal to the face amount of all the indebtedness described in the prior paragraph (with the proceeds from the repayment of the Kellwood Note Receivable and after giving effect to the debt forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates) with the Escrow Agent which is not repaid, repurchased or discharged at closing until such time as it is discharged, refinanced or repaid in full. No interest will accrue on the funds placed into escrow with the Escrow Agent and both Vince Intermediate Holding, LLC and Kellwood Company, LLC must consent to any distributions from the escrow account in accordance with the terms of the Transfer Agreement. The escrow agreement will automatically terminate upon the release of all funds from the escrow account, in accordance with the terms thereof.

After consummation of this offering, neither Vince Holding Corp. nor any subsidiary thereof (including Vince, LLC) will have any obligations under any of the following agreements or instruments, which are to be repaid, refinanced, repurchased or discharged by Kellwood Company, LLC in connection with this offering:

•

Wells Fargo Facility.    The Wells Fargo Facility terminates upon the earliest to occur of (i) October 19, 2016, (ii) 90 days prior to the scheduled December 31, 2014 maturity date of the 12.875% Notes (including any extension effective on or prior to such 90th day prior to such scheduled maturity date) and (iii) 90 days prior to the scheduled maturity date of the Cerberus Term Loan. All borrowings under the Wells Fargo Facility bear interest at a rate per annum equal to the applicable margin (ranging from 2.5% to 3.0% per annum for LIBOR loans and 1.25% to 1.75% for base rate loans, based on average availability, plus, at the borrowers’ election, LIBOR or an applicable base rate). As discussed in “Additional Information Related to AHC—Description of Certain Indebtedness of AHC” and “Restructuring Transactions.” Kellwood currently intends to refinance the Wells Fargo Facility in connection with the consummation of this offering.

•

Cerberus Term Loan.    The Cerberus Term Loan terminates upon the earliest to occur of (i) October 19, 2015, (ii) the date on which the Wells Fargo Facility has been paid in full and all commitments thereunder have been terminated, (iii) 60 days prior to the scheduled December 31, 2014 maturity date of the 12.875% Notes (including any extensions thereof agreed to after October 19, 2011) and (iv) the date on which the loans under the Sun Term Loan Agreements are accelerated. All borrowings under the Cerberus Term Loan bear interest at a rate per annum equal to the applicable margin (which ranges from 10.75% to 11.25% per annum for LIBOR rate loans, based on leverage and income tests contained therein, plus, at the borrowers’ election, LIBOR or an applicable reference rate).

•

Sun Term Loan Agreements.    The Sun Term Loan Agreements terminate upon the earliest to occur of (i) January 19, 2017 and (ii) the scheduled maturity of the Cerberus Term Loan (unless such maturity has been extended, in which case the maturity set forth in clause (i) shall be extended by the same amount of time). All borrowings under the Sun Term Loan A Agreement and the Term B Loan, Term C Loan and Term D Loan under the Sun Term Loan B/C/D/E/F/G Agreement bear interest at a rate equal to 10% per annum. All borrowings under the Term E Loan, Term F Loan and Term G Loan under the Sun Term Loan B/C/D/E/F/G Agreement bear interest at a rate equal to 12% per annum. The Term G Loan was entered into on June 28, 2013 and there are currently no amounts outstanding under the Term G Loan. The Term G Loan was entered into to fund working capital, capital expenditures and other general corporate purposes of the Company.

•

Public Bonds and 3.5% Convertible Notes.    The 12.875% Notes are scheduled to mature on December 31, 2014. Interest on such notes is paid (i) in cash, at a rate of 7.875% per annum, payable in January and July and (ii) in the form of PIK interest at a rate of 5% per annum. The

7.625% Notes are scheduled to mature on October 15, 2017 and the interest on such notes accrues at a rate of 7.625% per annum. The 3.5% Convertible Notes are scheduled to mature on June 15, 2034, and the interest on such notes accrues at a rate of 3.5% per annum.

Additionally, in connection with the consummation of this offering and the payment of a restructuring fee equal to the aggregate of 1% of this offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management from proceeds from the repayment of the Kellwood Note Receivable, the Management Services Agreement will be terminated, as will Vince, LLC’s guarantee of obligations thereunder. It is currently estimated that this restructuring fee will total $3.5 million. Additionally, Kellwood Company, LLC will use proceeds from the repayment of the Kellwood Note Receivable to pay a debt recovery bonus of up to $6.0 million to our Chief Executive Officer.

All of the indebtedness under the facilities or agreements described above was incurred to fund the operation and growth of the Vince and non-Vince businesses, including to finance certain acquisitions made by AHC since 2008. See “Risk Factors—Risks Related to this Offering and Our Common Stock—We will have broad discretion over the use of proceeds from this offering after repayment of the Kellwood Note Receivable, and such remaining proceeds will be limited. Additionally, drawings under our new term loan facility will also be used to help repay the Kellwood Note Receivable and we will have no availability under such facility after giving effect to such repayment.”

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, respectively, the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY OF AHC

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our new revolving credit facility or new term loan facility. See “Additional Information Related to Vince—Description of Certain Indebtedness of Vince, LLC.” Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements, general business conditions, expansion plans and other factors that our board of directors may deem relevant.

CAPITALIZATION OF AHC

The following table sets forth our cash and cash equivalents, short-term borrowings and capitalization as of August 3, 2013 on:

•	an actual basis;

•

on a pro forma basis to give effect to the Sun Capital Contribution and the IPO Restructuring Transactions (including the conversion of all of our issued and outstanding non-voting common stock on a one-for-one basis), and

•

on a pro forma, as adjusted basis to further reflect (i) our receipt of the estimated net proceeds from the sale of             shares of common stock by us in this offering at an assumed initial public offering price of $         per share, the midpoint of the range appearing on the cover page of this prospectus, after deducting the assumed underwriting discount and commissions payable by us and our estimated fees and expenses; and (ii) our use of these proceeds and the incurrence of $         million of borrowings under our new term loan facility, as described in “Use of Proceeds,” including repayment of the Kellwood Note Receivable.

You should read this table together with the sections entitled “Use of Proceeds,” “Additional Information Related to Vince—Supplemental Selected Historical Financial Data of Vince, LLC” and the notes thereto and “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC” included elsewhere in this prospectus.

	August 3, 2013
	Actual	Pro Forma	Pro Forma, As Adjusted
(In thousands)
	(unaudited)	(unaudited)	(unaudited)
Cash and restricted cash:
Cash and cash equivalents	$2,178	$325	$

Short-term borrowings:
Wells Fargo Facility(1)(2)	$115,601	$—	$
Kellwood Note Receivable(3)	—	385,000

Long-term debt:
New Vince revolving credit facility	$—	$—	$
New Vince term loan facility	—	—
Cerberus Term Loan(2)	45,660	—
12.875% Notes(2)	143,962	—
7.625% Notes	78,991	—
3.5% Convertible Notes	214	—
Sun Term Loan Agreements(2)	118,015	—

Total long-term debt	386,842	—
Stockholders’ (Deficit) Equity:
Preferred Stock, $0.001 par value per share actual, $0.01 par value per share pro forma and pro forma, as adjusted; 100,000 shares authorized actual, shares authorized pro forma and pro forma, as adjusted; no shares issued and outstanding actual, pro forma and pro forma, as adjusted	—	—
Non-Voting Common Stock, $0.001 par value per share actual; 1,700,000 shares authorized actual, no shares authorized pro forma and pro forma, as adjusted; shares issued and outstanding actual, no shares issued or outstanding, pro forma and pro forma, as adjusted		—

Common Stock, $0.001 par value per share actual, $0.01 par value per share pro forma and pro forma, as adjusted; 1,200,000 shares authorized actual,             shares authorized pro forma and pro forma, as adjusted;              shares issued and outstanding actual,              shares issued and outstanding pro forma and             shares issued and outstanding pro forma, as adjusted

Additional paid in capital	$794,528	$770,295	$
Accumulated deficit	(973,523)	(973,523)
Accumulated other comprehensive loss	(108)	(108)

Total stockholders’ (deficit) equity	( )	( )

Total capitalization	$	$	$

(1)	Includes $12.6 million of outstanding letters of credit. Kellwood Company, LLC will refinance the Wells Fargo Facility in connection with this offering. See “Use of Proceeds” and “Restructuring Transactions.”
(2)	Vince, LLC is a borrower party or guarantor under the agreements governing the Wells Fargo Facility, the Cerberus Term Loan, the Sun Term Loan Agreements and the 12.875% Notes. Vince, LLC’s obligations under all of the above, other than with respect to the Wells Fargo Facility, which will be refinanced by Kellwood Company, LLC in connection with this offering as described in footnote (1) above, will be terminated or discharged in connection with the repayment of such indebtedness with net proceeds from this offering and borrowings under our new term loan facility, as described in “Use of Proceeds.”
(3)	As a result of the IPO Restructuring Transactions, Vince Intermediate Holding, LLC will acquire Vince, LLC from Kellwood Company, LLC in exchange for the Kellwood Note Receivable. The net proceeds from this offering (after giving effect to underwriting discounts, fees and expenses related to this offering and $ million of proceeds to be retained by us), along with $ of indebtedness under our new term loan facility, will be used to repay the Kellwood Note Receivable. The principal amount of the Kellwood Note Receivable represents (i) the face value of the indebtedness, including accrued and unpaid interest and any related fees and expenses, to be repaid, discharged or repurchased by Kellwood Company, LLC in connection with the consummation of this offering, (ii) a restructuring fee equal to 1% of the aggregate of this offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management pursuant to the Management Services Agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Management Fees,” and (iii) a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements,” all partially offset by (iv) indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates. It is currently estimated that the restructuring fee described in clause (ii) above and payable to Sun Capital Management in connection with this offering will total $3.5 million.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the pro forma, as adjusted amount for each of cash and cash equivalents, additional paid in capital, total stockholders’ equity or loss and total capitalization by approximately $         million assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions an estimated offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of our common stock. The pro forma net tangible book value of our common stock as of             , 2013 was $         million, or approximately $         per share. Pro forma net tangible book value per share represents the amount of total pro forma tangible assets reduced by the amount of our total pro forma liabilities divided by the pro forma number of shares of common stock that would have been outstanding on             , 2013, prior to the sale of              shares of our common stock in this offering. Pro forma net tangible book value as of             , 2013 gives pro forma effect to the Sun Capital Contribution and the IPO Restructuring Transactions (including (i) the conversion of all of our issued and outstanding non-voting common stock into common stock on a one-for-one basis; and (ii) the subsequent stock split of our common stock on a             for             basis).

On February 12, 2008, affiliates of Sun Capital acquired Kellwood Company for aggregate consideration of $955.4 million, including the assumption of our debt (or approximately $         per pro forma share, as compared to the initial public offering price of $         per share based on the midpoint of the range set forth on the cover page of this prospectus).

Dilution to new investors in pro forma net tangible book value per share represents the difference between the amount per share paid by new investors purchasing shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the consummation of this offering. After giving effect to the sale of shares of our common stock in this offering based upon an assumed initial public offering price of $        , the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the Sun Capital Contribution and IPO Restructuring Transactions and the application of the estimated net proceeds therefrom, our pro forma, as adjusted net tangible book value as of             , 2013 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to the Pre-IPO Stockholders and an immediate dilution of $         per share to new investors purchasing shares of common stock in this offering at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of , 2013 (before giving effect to this offering)	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma, as adjusted net tangible book value per share as of May 4, 2013 (after giving effect to this offering)

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease our pro forma net tangible book value of this offering by $         million, our pro forma net tangible book value per share after this offering by $         per share and the dilution in pro forma net tangible book value to new investors in this offering by $         per share (assuming the number of shares set forth on the cover of this preliminary prospectus remains the same and after deducting the assumed underwriting discounts and commissions payable by us).

The following table sets forth, on a pro forma basis as adjusted as of             , 2013, after giving effect to the IPO Restructuring Transactions as described in “Restructuring Transactions” included elsewhere in this prospectus and the sale of             shares of our common stock in this offering, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by the Pre-IPO Stockholders and by new investors who purchase shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $         per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Pre-IPO Stockholders		%		%

New investors		%		%

Total		%		%

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease total consideration paid by new investors by approximately $         million, and increase or decrease the percent of total consideration paid by new investors by     %, assuming the number of shares set forth on the cover of this preliminary prospectus remains the same.

Upon consummation of this offering, the Pre-IPO Stockholders will own     %, and new investors will own     % of the total number of shares of common stock outstanding after this offering. Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, the Pre-IPO Stockholders would own     % and new investors would own     % of the total number of shares of common stock outstanding after this offering.

The foregoing discussion and the tables and calculations above exclude an aggregate of             shares of common stock reserved for issuance under the Vince 2013 Incentive Plan, which we plan to adopt in connection with this offering. To the extent that any options or equity incentive grants are issued in the future, including pursuant to the Vince 2013 Incentive Plan, with an exercise or purchase price below the initial offering price, new investors will experience further dilution. See “Additional Information Related to Vince—Vince Executive Compensation—Employee Stock Plans—Vince 2013 Incentive Plan.”

ADDITIONAL INFORMATION RELATED TO AHC

The information appearing in this section includes additional information regarding the non-Vince businesses that are to be transferred to Kellwood Holding, LLC and its subsidiaries in the IPO Restructuring Transactions. The Pre-IPO Stockholders will continue to own and operate 100% of the non-Vince businesses through their ownership of Kellwood Holding, LLC after giving effect to the IPO Restructuring Transactions. Vince Holding Corp., the issuer of common stock in this offering, will have no interest in the non-Vince businesses after giving effect to the IPO Restructuring Transactions.

As used in this Additional Information Related to AHC Section, unless the context otherwise requires:

•

“Kellwood” refers to Kellwood Holding, LLC and its consolidated subsidiaries (including Kellwood Company, LLC) after giving effect to the IPO Restructuring Transactions, or to the non-Vince businesses of AHC prior to the consummation of the IPO Restructuring Transactions, as the context requires; and

•

“AHC” refers to Apparel Holding Corp. and its consolidated subsidiaries (including Kellwood Company) prior to consummation of the IPO Restructuring Transactions. Apparel Holding Corp. is the historical owner and operator of the Vince and non-Vince business.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AHC

The following tables set forth selected historical consolidated financial data of Apparel Holding Corp. and its consolidated subsidiaries. They include assets and liabilities associated with the Kellwood business that will be transferred to Kellwood Holding, LLC and its consolidated subsidiaries in the IPO Restructuring Transactions. They also include the assets and liabilities of the Vince business transferred to Vince, LLC in connection with the Vince Transfer in September 2012. The Vince, LLC assets and liabilities have no relation to the non-Vince businesses. The following reflects the results of operations associated with the combined Vince and non-Vince assets. An investment in us after giving effect to the IPO Restructuring Transactions is an investment in the Vince business. We will not have ongoing involvement with the non-Vince businesses following separation, with the exception of our payments to Kellwood for certain services to be provided under the Shared Services Agreement as further described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement” contained elsewhere in this prospectus. Similarly, Kellwood will not have ongoing involvement in our business, other than pursuant to the Shared Services Agreement. You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization of AHC,” “Additional Information Related to AHC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of AHC” and AHC’s audited historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

The statement of operations data for each of fiscal 2010, fiscal 2011 and fiscal 2012 and the historical balance sheet data as of fiscal 2010, fiscal 2011 and fiscal 2012 set forth below are derived from AHC’s audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for each of the six month periods ended July 28, 2012 and August 3, 2013 and the balance sheet data as of August 3, 2013 set forth below are derived from AHC’s unaudited quarterly consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of AHC’s financial position and results of operations for the periods presented. Operating results for the six month periods are not necessarily indicative of results for a full financial year, or any other periods. Historical results are not necessarily indicative of results to be expected for future periods.

After consummation of this offering and the IPO Restructuring Transactions, AHC’s results of the non-Vince businesses will be reported as discontinued operations for accounting purposes and AHC’s continuing operations will consist solely of the non-Vince businesses. See “Additional Information Related to Vince—Supplemental Selected Historical Financial Data of Vince, LLC” for additional information regarding the operations and assets and liabilities of Vince, LLC.

	Fiscal Year						Six Months Ended
	2010(1)		2011(1)		2012		July 28, 2012	August 3, 2013
(In thousands, except per share data)
							(unaudited)	(unaudited)
Statement of Operations Data:
Net sales		$586,574		$662,846		$707,995	$319,445	$363,967
Cost of products sold		430,801		490,110		507,905	235,293	256,031

Gross profit		155,773		172,736		200,090	84,152	107,936
Operating expenses:
Selling, general and administrative expenses		140,567		155,220		177,755	83,526	93,503
Amortization of intangible assets		954		1,941		1,899	950	950
Restructuring, environmental remediation and other charges(3)		9,729		2,651		5,091	2,264	827
Impairment of long-lived assets (excluding goodwill)		438		2,504		2,349	717	—
Impairment of goodwill		—		10,821		—	—	—
Change in fair value of contingent consideration, net(2)		—		(1,578)		(7,162)	(4,507)	(54)

Total operating expenses		151,688		171,559		179,932	82,950	95,226

Income from operations		4,085		1,177		20,158	1,202	12,710
Interest expense, net		103,074		127,148		122,383	74,151	43,671
Gain on acquisition, net of tax(2)		(939)		—		—	—	—
Gain on debt extinguishment(2)		(15,912)		—		—	—	—
Other expense, net		2,442		1,914		2,723	1,215	1,233

Loss before provision for income taxes		(84,580)		(127,885)		(104,948)	(74,164)	(32,194)
Provision for income taxes		3,507		3,401		708	2,245	2,679

Net loss from continuing operations(2)(3)		(88,087)		(131,286)		(105,656)	(76,409)	(34,873)
Net (loss) income from discontinued operations(3)(4)		(16,391)		(16,580)		(2,053)	(4,798)	9,230

Net loss		$(104,478)		$(147,866)		$(107,709)	$(81,207)	$(25,643)

Basic loss per share (basic and diluted)	$		$		$		$	$
Weighted average shares outstanding:
Basic and diluted

(1)	In January 2011, AHC acquired Rebecca Taylor, a women’s contemporary apparel and accessory company. In July 2011, AHC acquired Zobha, a women’s athletic apparel brand, primarily focused on the yoga market. See “Additional Information Related to AHC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of AHC—Basis of Presentation” for information regarding AHC’s decision to divest the Zobha business during the second quarter of fiscal 2013.

(2)	Net loss from continuing operations includes net gains affecting comparability of the following:

•

$16.8 million in fiscal 2010 comprised of a $0.9 million gain on the acquisition of certain net assets from the Adam operations as the fair value of the identifiable assets less the liabilities assumed exceeded the fair value of the consideration, and a $15.9 million gain on debt extinguishment as a result of AHC’s repurchase of $29.7 million of face value of certain notes outstanding from an affiliate of Sun Capital for $9.1 million in cash;

•

$1.6 million in fiscal 2011 due to a reduction in the estimated contingent payments related to the acquisitions of Rebecca Taylor and Zobha as those purchase agreements contain provisions for contingent consideration that will be paid to the respective sellers if certain performance targets are met within a specified timeframe and during the periods presented expectations related to the achievement of these targets were revised; and

•

$7.2 million in fiscal 2012, of which $4.5 million was recognized during the six months ended July 28, 2012, due to further reductions in the estimated contingent payments related to the acquisitions of Rebecca Taylor and Zobha.

(3)	During the years presented AHC performed several rationalization efforts aimed at improving AHC’s operational efficiency to streamline the fashion apparel business and recreational apparel and products businesses. These restructuring activities, along with impairment of long-lived assets, environmental remediation charges and other charges included in net loss from continuing operations are $10.2 million in fiscal 2010, $15.1 million in fiscal 2011, $7.4 million in fiscal 2012, $3.0 million in the first six months of fiscal 2012, and $0.8 million in the first six months of fiscal 2013. These restructuring activities, along with impairment of long-lived assets and other charges included in net (loss) income from discontinued operations are $27.7 million in fiscal 2010, $6.3 million in fiscal 2011, $4.8 million in fiscal 2012, $0.2 million in the first six months of fiscal 2012, and $0.9 million in the first six months of fiscal 2013.

(4)	During fiscal 2011, AHC discontinued its Adam operations and Koret wholesale operations. AHC had previously acquired the net assets which comprised its Adam operations during fiscal 2010. During fiscal 2012, AHC discontinued its Baby Phat wholesale and Lamb & Flag businesses. Additionally, AHC sold its Royal Robbins and BLK DNM businesses. During the first quarter of fiscal 2013, AHC discontinued its Phat Licensing business because AHC sold the related trademarks. During the second quarter of fiscal 2013, AHC divested its Zobha business. As such, these operations have been reflected as discontinued operations for all periods presented.

	As of
	January 29, 2011	January 28, 2012	February 2, 2013	August 3, 2013
(In thousands)
				(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$5,194	$1,839	$1,881	$2,178
Total current assets	186,673	211,254	199,792	228,891
Total assets	410,718	468,445	442,124	467,791
Total current liabilities	180,939	213,403	190,046	221,230
Long-term debt	758,473	934,354	761,752	386,842
Total stockholders’ deficit	(595,219)	(743,021)	(561,265)	(179,102)
Total liabilities and stockholders’ deficit	410,718	468,445	442,124	467,791

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF AHC

The following unaudited selected consolidated financial data presents AHC’s historical consolidated statements of operations and consolidated balance sheet after giving effect to the transactions and adjustments as described in the accompanying notes. The unaudited pro forma consolidated financial data was prepared (i) on a basis consistent with that used in preparing AHC’s audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that AHC considers necessary for a fair presentation of its financial position and results of operations for the unaudited periods and (ii) consistent with the requirements of Article 11 of Regulation S-X.

This unaudited pro forma consolidated financial data should be read in conjunction with the information contained in “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC,” “Additional Information Related to Vince—Supplemental Selected Historical Financial Data of Vince, LLC,” the audited financial statements of Vince, LLC and the related notes thereto appearing elsewhere in this prospectus, “Additional Information Related to AHC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of AHC,” “Additional Information Related to AHC—Selected Historical Consolidated Financial Data of AHC,” the audited consolidated financial statements of AHC and related notes thereto appearing elsewhere in this prospectus and “Restructuring Transactions.”

As used in this section, unless the context requires otherwise:

•

“our,” “us,” “we” and “Vince Holding Corp.” refer to Vince Holding Corp. (currently known as Apparel Holding Corp.) and its consolidated subsidiaries (including Vince, LLC) after giving effect to the IPO Restructuring Transactions;

•	“Vince” refers to the Vince business after giving effect to the IPO Restructuring Transactions;

•

“Vince, LLC” refers to the entity that has historically held the Vince assets and liabilities and will continue to do so after completion of the IPO Restructuring Transactions and the consummation of this offering and the application of the proceeds of this offering as described herein. Apparel Holding Corp. is the legal issuer of the shares offered in this offering. Investors will be investing in the Vince business, however, they will be purchasing shares issued by Apparel Holding Corp., not Vince, LLC;

•

“AHC” refers to Apparel Holding Corp. and its consolidated subsidiaries (including Kellwood Company) prior to the completion of the IPO Restructuring Transactions. Apparel Holding Corp. is the historical owner and operator of the Vince and non-Vince businesses; and

•

“Kellwood” refers to Kellwood Holding, LLC and its consolidated subsidiaries (including Kellwood Company, LLC) after giving effect to the IPO Restructuring Transactions, as the future owner and operator of the non-Vince businesses, or to the non-Vince businesses of AHC prior to the completion of the IPO Restructuring Transactions, as the context requires.

This unaudited pro forma consolidated financial data gives effect to anticipated transactions that we believe are relevant to the understanding of the business being offered and will have a material impact on the comparability of our results of operations. They are described below and are as follows: (i) “—Kellwood Separation,” (ii) “—Sun Capital Contribution and Tax Receivable Agreement,” and (iii) “—This Offering.”

The Kellwood Separation

As described within “Restructuring Transactions” included elsewhere in this prospectus, AHC will use a series of transactions to legally separate the Vince business from the non-Vince businesses immediately prior to consummation of this offering. We refer to this series of transactions as the

“Kellwood Separation”. Once these transactions have occurred, the non-Vince businesses will be owned and operated separately from us. After consummation of this offering, the Vince business will be our only assets, liabilities, and operations. Although Apparel Holding Corp. is the legal issuer of the shares offered in this offering, an investment in us after giving effect to the IPO Restructuring Transactions is an investment in the Vince business. Following the consummation of this offering, we expect to report the non-Vince operations as discontinued operations in accordance with ASC Topic 205 Presentation of Financial Statements beginning with our first financial statements filed after the effectiveness of the registration statement of which this prospectus forms a part. All pro forma adjustments to our historical financial statements that relate to the separation from the non-Vince businesses are described as “Kellwood Separation Adjustments” and they are included under the caption “—Kellwood Separation.”

In addition, set forth below is supplemental disclosure of the allocation of the pro forma results of operations and financial position of the “Kellwood Separation Adjustments”. This supplemental disclosure is referred to as “Allocation of Pro Forma” and represents the allocation of the unaudited pro forma results of operations and financial position among Apparel Holding Corp., Vince Intermediate Holding, LLC and Vince, LLC after giving effect to the Kellwood Separation. Apparel Holding Corp., Vince Intermediate Holding, LLC and Vince, LLC, collectively, will represent the three corporate or limited liability company entities that represent the consolidated group that will constitute the Vince business after consummation of the IPO Restructuring Transactions. The financial results of Vince, LLC are presented since after giving effect to the IPO Restructuring Transactions, Vince, LLC will be the sole operating subsidiary of the business in which you are investing in this offering. The Vince, LLC financials have been prepared on a standalone, carve-out basis. As such we present an adjustment column within the “Allocation of Pro Forma” table to reconcile the Vince, LLC financials on a stand-alone carve-out basis with the pro forma presentation of AHC after giving effect to the Kellwood Separation.

Sun Capital Contribution and Tax Receivable Agreement

Additional restructuring activities that have occurred or will occur in order to effect the consummation of this offering, include the following:

•

effective June 18, 2013, affiliates of Sun Capital contributed $407.5 million of indebtedness under the Sun Capital Loan Agreement and the Sun Promissory Notes as a capital contribution to Apparel Holding Corp. in the Sun Capital Contribution; and

•

we will enter into the Tax Receivable Agreement, (referred to in this “Unaudited Pro Forma Consolidated Financial Data of AHC” as the “TRA”), with the Pre-IPO Stockholders as described in “Other Information Related to the Offering—Certain Relationships and Related Party transactions of AHC—Tax Receivable Agreement.”

Pro forma adjustments related to these additional restructuring activities are described as “Sun Capital Contribution and TRA Adjustments.”

This Offering

Pro forma adjustments to reflect (i) our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $        per share, the midpoint of the range appearing on the cover page of this prospectus, after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; and (ii) our use of these proceeds and the incurrence of $         million of borrowings under our new term loan facility, as described in “Use of Proceeds,” including repayment of the Kellwood Note Receivable, are described as “ Offering Adjustments.”

Unaudited Pro Forma Statements of Operations

In accordance with Article 11 of Regulation S-X we have provided AHC’s unaudited pro forma consolidated statements of operations for fiscal 2010, fiscal 2011, fiscal 2012 and the first six months of fiscal 2012 and the first six months of fiscal 2013, presented on a pro forma basis to give effect to the Kellwood Separation as if it had occurred at the beginning of fiscal 2010.

Additionally, the unaudited pro forma consolidated statements of operations for fiscal 2012 and the first six months of fiscal 2013 are presented on a pro forma basis, to give effect to the Sun Capital Contribution and entry into the TRA, as if such transactions had been consummated on the first day of fiscal 2012; and finally, the unaudited pro forma consolidated statements of operations are presented for fiscal 2012 and the first six months of fiscal 2013 on a pro forma, as adjusted basis, to further reflect the impact of the Offering Adjustments.

Fiscal 2010 Unaudited Pro Forma Statement of Operations of Historical Consolidated AHC

			Kellwood Separation				Allocation of Pro Forma(2)
	Historical Consolidated AHC		Kellwood Separation Adjustments(1)		Pro Forma		AHC	Vince Intermediate Holding, LLC	Vince, LLC(3)		Adjustments		Pro Forma
(In thousands, except per share amounts)
Net sales		$586,574	$(475,082	)(a)		$111,492	$—	$—	$111,492		$—		$111,492
Cost of products sold		430,801	(375,106	)(a)		55,695	—	—	55,695		—		55,695

Gross profit		155,773	(99,976)			55,797	—	—	55,797		—		55,797
Operating Expenses:
Selling, general and administrative expenses		140,567	(107,829	)(b)		32,738	34 (g)	—	32,704	(i)	—		32,738
Amortization of intangible assets		954	(356)			598	—	—	598		—		598
Restructuring, environmental remediation and other charges		9,729	(9,729)			—	—	—	—		—		—
Impairment of long-lived assets (excluding goodwill)		438	(438)			—	—	—	—		—		—
Impairment of goodwill		—	—			—	—	—	—		—		—
Change in fair value of contingent consideration, net		—	—			—	—	—	—		—		—

Total operating expenses		151,688	(118,352)			33,336	34	—	33,302		—		33,336

Income (loss) from operations		4,085	18,376			22,461	(34)	—	22,495		—		22,461
Interest expense, net		103,074	(35,124	)(c)		67,950	67,950 (h)	—	7,172	(j)	(7,172	)(k)	67,950
Gain on acquisition, net of tax		(939)	939	(d)		—	—	—	—		—		—
Gain on debt extinguishment		(15,912)	15,912	(e)		—	—	—	—		—		—
Other expense, net		2,442	(2,092)			350	—	—	350		—		350

Income (loss) before provision for income taxes		(84,580)	38,741			(45,839)	(67,984)	—	14,973		7,172		(45,839)
Provision for income taxes		3,507	5,462	(f)		8,969	—	—	5,923		3,046	(l)	8,969

Net income (loss) from continuing operations		$(88,087)	$33,279			$(54,808)	$(67,984)	$—	$9,050		$4,126		$(54,808)

Basic earnings (loss) per share	$				$

Diluted earnings (loss) per share	$				$

Weighted average number of common shares outstanding, basic
Weighted average number of common shares outstanding, diluted
See accompanying notes to Unaudited Pro Forma Consolidated Financial Data.

Fiscal 2011 Unaudited Pro Forma Statement of Operations of Historical Consolidated AHC

			Kellwood Separation				Allocation of Pro Forma(2)
	Historical Consolidated AHC		Kellwood Separation Adjustments(1)		Pro Forma		AHC	Vince Intermediate Holding, LLC	Vince, LLC(3)		Adjustments		Pro Forma
(In thousands, except per share amounts)
Net sales		$662,846	$(487,591	)(a)		$175,255	$—	$—	$175,255		$—		$175,255
Cost of products sold		490,110	(400,565	)(a)		89,545	—	—	89,545		—		89,545

Gross profit		172,736	(87,026)			85,710	—	—	85,710		—		85,710
Operating Expenses:
Selling, general and administrative expenses		155,220	(113,027	)(b)		42,193	45 (g)	—	42,148	(i)	—		42,193
Amortization of intangible assets		1,941	(1,342)			599	—	—	599		—		599
Restructuring, environmental remediation and other charges		2,651	(2,651)			—	—	—	—		—		—
Impairment of long-lived assets (excluding goodwill)		2,504	(2,504)			—	—	—	—		—		—
Impairment of goodwill		10,821	(10,821)			—	—	—	—		—		—
Change in fair value of contingent consideration, net		(1,578)	1,578	(m)		—	—	—	—		—		—

Total operating expenses		171,559	(128,767)			42,792	45	—	42,747		—		42,792

Income (loss) from operations		1,177	41,741			42,918	(45)	—	42,963		—		42,918
Interest expense, net		127,148	(45,785	)(c)		81,363	81,363 (h)	—	15,004	(j)	(15,004	)(k)	81,363
Other expense, net		1,914	(1,436)			478	—	—	478		—		478

(Loss) Income before provision for income taxes		(127,885)	88,962			(38,923)	(81,408)	—	27,481		15,004		(38,923)
Provision for income taxes		3,401	13,693	(f)		17,094	—	—	10,812		6,282	(l)	17,094

Net (loss) income from continuing operations		$(131,286)	$75,269			$(56,017)	$(81,408)	$—	$16,669		$8,722		$(56,017)

Basic earnings (loss) per share	$				$

Diluted earnings (loss) per share	$				$

Weighted average number of common shares outstanding, basic
Weighted average number of common shares outstanding, diluted

See accompanying notes to Unaudited Pro Forma Consolidated Financial Data.

Fiscal 2012 Unaudited Pro Forma Statement of Operations of Historical Consolidated AHC

			Kellwood Separation				Allocation of Pro Forma(2)
	Historical Consolidated AHC		Kellwood Separation Adjustments(1)		Pro Forma		AHC	Vince Intermediate Holding, LLC	Vince, LLC(3)		Adjustments		Pro Forma
(In thousands, except per share amounts)
Net sales		$707,995	$(467,643	)(a)		$240,352	$—	$—	$240,352		$—		$240,352
Cost of products sold		507,905	(375,749	)(a)		132,156	—	—	132,156		—		132,156

Gross profit		200,090	(91,894)			108,196	—	—	108,196		—		108,196
Operating Expenses:
Selling, general and administrative expenses		177,755	(111,094	)(b)		66,661	22 (g)	—	66,639	(i)	—		66,661
Amortization of intangible assets		1,899	(1,301)			598	—	—	598		—		598
Restructuring, environmental remediation and other charges		5,091	(5,091)			—	—	—	—		—		—
Impairment of long-lived assets (excluding goodwill)		2,349	(2,349)			—	—	—	—		—		—
Impairment of goodwill		—	—			—	—	—	—		—		—
Change in fair value of contingent consideration, net		(7,162)	7,162	(m)		—	—	—	—		—		—

Total operating expenses		179,932	(112,673)			67,259	22	—	67,237		—		67,259

Income (loss) from operations		20,158	20,779			40,937	(22)	—	40,959		—		40,937
Interest expense, net		122,383	(53,700	)(c)		68,683	68,683 (h)	—	22,903	(j)	(22,903	)(k)	68,683
Other expense, net		2,723	(1,944)			779	—	—	779		—		779

(Loss) income before provision for income taxes		(104,948)	76,423			(28,525)	(68,705)	—	17,277		22,903		(28,525)
Provision for income taxes		708	15,512	(f)		16,220	—	—	6,964		9,256	(l)	16,220

Net (loss) income from continuing operations		$(105,656)	$60,911			$(44,745)	$(68,705)	$—	$10,313		$13,647		$(44,745)

Basic earnings (loss) per share	$				$

Diluted earnings (loss) per share	$				$

Weighted average number of common shares outstanding, basic
Weighted average number of common shares outstanding, diluted

See accompanying notes to Unaudited Pro Forma Consolidated Financial Data.

First Six Months of Fiscal 2012 Unaudited Pro Forma Statement of Operations of Historical Consolidated AHC

			Kellwood Separation				Allocation of Pro Forma(2)
	Historical Consolidated AHC		Kellwood Separation Adjustments(1)		Pro Forma		AHC	Vince Intermediate Holding, LLC	Vince, LLC(3)		Adjustments		Pro Forma
(In thousands, except per share amounts)
Net sales		$319,445	$(228,914	)(a)		$90,531	$—	$—	$90,531		$—		$90,531
Cost of products sold		235,293	(185,174	)(a)		50,119	—	—	50,119		—		50,119

Gross profit		84,152	(43,740)			40,412	—	—	40,412		—		40,412
Operating Expenses:
Selling, general and administrative expenses		83,526	(56,457	)(b)		27,069	12 (g)	—	27,057	(i)	—		27,069
Amortization of intangible assets		950	(651)			299	—	—	299		—		299
Restructuring, environmental remediation and other charges		2,264	(2,264)
Impairment of long-lived assets (excluding goodwill)		717	(717)			—	—	—	—		—		—
Impairment of goodwill		—	—			—	—	—	—		—		—
Change in fair value of contingent consideration, net		(4,507)	4,507	(m)		—	—	—	—		—		—

Total operating expenses		82,950	(55,582)			27,368	12	—	27,356		—		27,368

Income (loss) from operations		1,202	11,842			13,044	(12)	—	13,056		—		13,044
Interest expense, net		74,151	(26,256	)(c)		47,895	47,895 (h)	—	10,690	(j)	(10,690	)(k)	47,895
Other expense, net		1,215	(819)			396	—	—	396		—		396

(Loss) income before provision for income taxes		(74,164)	38,917			(35,247)	(47,907)	—	1,970		10,690		(35,247)
Provision for income taxes		2,245	2,872	(f)		5,117	—	—	789		4,328	(l)	5,117

Net (loss) income from continuing operations		$(76,409)	$36,045			$(40,364)	$(47,907)	$—	$1,181		$6,362		$(40,364)

Basic earnings (loss) per share	$				$

Diluted earnings (loss) per share	$				$

Weighted average number of common shares outstanding, basic
Weighted average number of common shares outstanding, diluted

See accompanying notes to Unaudited Pro Forma Consolidated Financial Data.

First Six Months of Fiscal 2013 Unaudited Pro Forma Statement of Operations of Historical Consolidated AHC

			Kellwood Separation				Allocation of Pro Forma(2)
	Historical Consolidated AHC		Kellwood Separation Adjustments(1)		Pro Forma		AHC	Vince Intermediate Holding, LLC	Vince, LLC(3)		Adjustments		Pro Forma
(In thousands, except per share amounts)
Net sales		$363,967	$(249,310	)(a)		$114,657	$—	$—	$114,657		$—		$114,657
Cost of products sold		256,031	(192,525	)(a)		63,506	—	—	63,506		—		63,506

Gross profit		107,936	(56,785)			51,151	—	—	51,151		—		51,151
Operating Expenses:
Selling, general and administrative expenses		93,503	(59,537	)(b)		33,966	12 (g)	—	33,954	(i)	—		33,966
Amortization of intangible assets		950	(650)			300	—	—	300		—		300
Restructuring, environmental remediation and other charges		827	(827)
Impairment of long-lived assets (excluding goodwill)		—	—			—	—	—	—		—		—
Impairment of goodwill		—	—			—	—	—	—		—		—
Change in fair value of contingent consideration, net		(54)	54	(m)		—	—	—	—		—		—

Total operating expenses		95,226	(60,960)			34,266	12	—	34,254		—		34,266

Income (loss) from operations		12,710	4,175			16,885	(12)	—	16,897				16,885
Interest expense, net		43,671	(27,788	)(c)		15,883	15,883 (h)	—	12,429	(j)	(12,429	)(k)	15,883
Other expense, net		1,233	(721)			512	—	—	512		—		512

(Loss) income before provision for income taxes		(32,194)	32,684			490	(15,895)	—	3,956		12,429		490
Provision for income taxes		2,679	3,909	(f)		6,588	—	—	1,556		5,035	(l)	6,588

Net (loss) income from continuing operations		$(34,873)	$28,775			$(6,098)	$(15,895)	$—	$2,400		$7,397		$(6,098)

Basic earnings (loss) per share	$				$

Diluted earnings (loss) per share	$				$

Weighted average number of common shares outstanding, basic
Weighted average number of common shares outstanding, diluted

See accompanying notes to Unaudited Pro Forma Consolidated Financial Data.

Fiscal 2012 Unaudited Pro Forma Statement of Operations of Historical Consolidated AHC

			Sun Capital Contribution and TRA				This Offering(5)
	Pro Forma for Kellwood Separation(4)		Sun Capital Contribution and TRA Adjustments		Pro Forma		Adjustments	Pro Forma, As Adjusted
(In thousands, except per share amounts)
Net sales		$240,352	$—			$240,352	$	$
Cost of products sold		132,156	—			132,156

Gross profit		108,196	—			108,196
Operating Expenses:
Selling, general and administrative expenses		66,661	—			66,661
Amortization of intangible assets		598	—			598
Restructuring, environmental remediation and other charges		—	—			—
Impairment of long-lived assets (excluding goodwill)		—	—			—
Impairment of goodwill		—	—			—
Change in fair value of contingent consideration, net		—	—			—

Total operating expenses		67,259	—			67,259

Income from operations		40,937	—			40,937
Interest expense, net		68,683	(68,683	)(n)		—
Other expense, net		779	—			779

(Loss) income before provision for income taxes		(28,525)	68,683			40,158
Provision for income taxes		16,220	—			16,220

Net (loss) income from continuing operations		$(44,745)	$68,683			$23,938	$	$

Basic earnings (loss) per share	$				$

Diluted earnings (loss) per share	$				$

Weighted average number of common shares outstanding, basic
Weighted average number of common shares outstanding, diluted

See accompanying notes to Unaudited Pro Forma Consolidated Financial Data.

First Six Months of Fiscal 2013 Unaudited Pro Forma Statement of Operations of Historical Consolidated AHC

			Sun Capital Contribution and TRA				This Offering(5)
	Pro Forma for Kellwood Separation (4)		Sun Capital Contribution and TRA Adjustments		Pro Forma		Adjustments	Pro Forma, As Adjusted
(In thousands, except per share amounts)
Net sales		$114,657	$—			$114,657	$	$
Cost of products sold		63,506	—			63,506

Gross profit		51,151	—			51,151
Operating Expenses:
Selling, general and administrative expenses		33,966	—			33,966
Amortization of intangible assets		300	—			300
Impairment of long-lived assets (excluding goodwill)		—	—			—
Impairment of goodwill		—	—			—
Change in fair value of contingent consideration, net		—	—			—

Total operating expenses		34,266	—			32,466

Income from operations		16,885	—			16,885
Interest expense, net		15,883	(15,883	)(n)		—
Other expense, net		512	—			512

Net income before provision for income taxes		490	15,883			16,373
Provision for income taxes		6,588	—			6,588

(Loss) income from continuing operations		$(6,098)	$15,883			$9,785	$	$

Basic (loss) income per share	$				$			$

Diluted (loss) income per share	$				$			$

Weighted average number of common shares outstanding, basic
Weighted average number of common shares outstanding, diluted

See accompanying notes to Unaudited Pro Forma Consolidated Financial Data.

Unaudited Pro Forma Consolidated Balance Sheet

AHC’s unaudited consolidated balance sheet is presented as of August 3, 2013 on:

•	an actual basis;

•	a pro forma basis to give effect to the Kellwood Separation as if it occurred on such date;

•	a pro forma basis to give effect to entry into the TRA as if such transaction occurred on such date; and

•	a pro forma, as adjusted basis to give further effect to this offering and the application of the proceeds therefrom as if such transactions occurred on such date.

August 3, 2013 Unaudited Pro Forma Balance Sheet of Historical Consolidated AHC

		Kellwood Separation				Allocation of Pro Forma(2)
	Historical Consolidated AHC	Kellwood Separation Adjustments(6)		Pro Forma		AHC	Vince Intermediate Holding, LLC		Vince, LLC(3)		Adjustments		Pro Forma
(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$2,178	$(1,853)		$325		$219	$—		$106		$—		$325
Receivables, net	115,718	(75,815)		39,903		—	—		39,903		—		39,903
Inventories, net	93,858	(65,853)		28,005		—	—		28,005		—		28,005
Prepaid expenses and other current assets	17,001	(2,342	)(o)	14,659	(o)	—	—		14,589		70	(k)	14,659
Current assets of discontinued operations	136	(136)		—		—	—		—		—		—

Total current assets	228,891	(145,999)		82,892		219	—		82,603		70		82,892

Property, plant and equipment, net	20,261	(10,763)		9,498		—	—		9,498				9,498
Intangible assets, net	145,331	(34,789)		110,542		—	—		110,542		—		110,542
Goodwill	65,876	(2,130)		63,746		—	—		63,746		—		63,746
Other assets	7,405	115,497	(o)	122,902	(o)	—	69,744	(t)	24,173		28,985	(u)	122,902
Long-term assets of discontinued operations	27	(27)		—		—	—		—		—		—

Total assets	$467,791	$(78,211)		$389,580		$219	$69,744		$290,562		$29,055		$389,580

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	115,601	(115,601)		—		—	—		115,601	(j)	(115,601	)(k)	—
Accounts payable	73,510	(45,572)		27,938		—	—		27,938		—		27,938
Accrued salaries and employee benefits	13,886	(11,561)		2,325		—	—		2,325		—		2,325
Other accrued expenses	16,535	(14,275)		2,260		181	—		2,141		(62	)(k)	2,260
Kellwood Note Receivable	—	385,000	(p)	385,000		—	385,000	(p)	—		—		385,000
Current liabilities of discontinued operations	1,698	(1,698)		—		—	—		—		—		—

Total current liabilities	221,230	196,293		417,523		181	385,000		148,005		(115,663)		417,523

Long-term debt	386,842	(386,842)		—		—	—		163,675		(163,675)		—
Deferred income taxes and other	36,409	(33,167	)(o)	3,242	(o)	—	—		5,041		(1,799)		3,242
Tax Receivable Agreement due	—			—		—	—		—		—		—
Long-term liabilities of discontinued operations	2,412	(2,412)		—		—	—		—		—		—

Total stockholders’ deficit invested equity	(179,102)	147,917	(q)	(31,185)		38	(315,256)		(26,159)		310,192		(31,185)

Total liabilities and stockholders’ deficit/invested equity	$467,791	$(78,211)		$389,580		$219	$69,744		$290,562		$29,055		$389,580

See accompanying notes to Unaudited Pro Forma Consolidated Financial Data.

August 3, 2013 Unaudited Pro Forma Balance Sheet of Historical Consolidated AHC

	Pro Forma for Kellwood Separation(4)	Sun Capital Contribution and TRA			This Offering(7)
		Sun Capital Contribution and TRA Adjustments		Pro Forma	Adjustments	Pro Forma, As Adjusted
(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$325	$—		$325
Receivables, net	39,903	—		39,903
Inventories, net	28,005	—		28,005
Prepaid expenses and other current assets	14,659	—		14,659
Current assets of discontinued operations	—	—		—

Total current assets	82,892	—		82,892

Property, plant and equipment, net	9,498	—		9,498
Intangible assets, net	110,542	—		110,542
Goodwill	63,746	—		63,746
Other assets	122,902	—		122,902
Long-term assets of discontinued operations	—	—		—

Total assets	$389,580	$—		$389,580

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	—	—		—
Accounts payable	27,938	—		27,938
Accrued salaries and employee benefits	2,325	—		2,325
Other accrued expenses	2,260	—		2,260
Kellwood Note Receivable	385,000	—		385,000
Current liabilities of discontinued operations	—	—		—

Total current liabilities	417,523	—		417,523

Long-term debt	—	—		—
Deferred income taxes and other	3,242	—		3,242
Tax Receivable Agreement due	—	172,151	(r)	172,151
Long-term liabilities of discontinued operations	—	—
Total stockholders’ deficit	(31,185)	(172,151	)(s)	(203,336)

Total liabilities and stockholders’ deficit	$389,580	$—		$389,580

See accompanying notes to Unaudited Pro Forma Consolidated Financial Data.

Notes to Unaudited Pro Forma Consolidated Financial Data

(1)	As described within “Restructuring Transactions” included elsewhere in this prospectus, AHC will use a series of transactions to legally separate the non-Vince businesses from the Vince business immediately prior to the consummation of this offering. Once these transactions have occurred, the non-Vince businesses will be owned and operated separately from us. After consummation of this offering, the Vince business will be our only assets, liabilities, and operations. An investment in us after giving effect to the IPO Restructuring Transactions is an investment in the Vince business. We will not have ongoing involvement with the non-Vince businesses following separation, with the exception of our payments to Kellwood for certain services to be provided under the Shared Services Agreement as further described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC— Shared Services Agreement” contained elsewhere in this prospectus. Similarly, Kellwood will not have ongoing involvement in our business, other than pursuant to the Shared Services Agreement. Following the consummation of this offering, we expect to report the non-Vince businesses as discontinued operations in accordance with ASC Topic 205 Presentation of Financial Statements beginning with our first financial statements filed after the effectiveness of the registration statement of which this prospectus forms a part. All pro forma adjustments to AHC’s historical financial statements that relate to the separation of the Vince business from the non-Vince businesses are described as Kellwood Separation Adjustments and they are included under the caption “Kellwood Separation.”

As the Kellwood Separation is expected to have a material impact on AHC’s results of operations, AHC has included unaudited pro forma financial statements of operations for fiscal 2010, fiscal 2011 and fiscal 2012, as well as for the first six months of fiscal 2012 and fiscal 2013 which gives effect to the Kellwood Separation as though it occurred at the beginning of fiscal 2010. AHC has also included an unaudited pro forma balance sheet as of August 3, 2013, which give effect to the Kellwood Separation as though it had occurred on that date, at which time the non-Vince businesses would be presented as discontinued operations for all historical reporting periods. There will be no gain or loss recognized as a result of the IPO Restructuring Transactions because the entities involved in the transactions are under the common control of affiliates of Sun Capital.

(2)	Set forth within the tables is supplemental disclosure of the allocation of the pro forma results of operations and financial position of the Kellwood Separation Adjustments. This supplemental disclosure is referred to as “Allocation of Pro Forma” and represents the allocation of the unaudited pro forma results of operations and financial position among Apparel Holding Corp., Vince Intermediate Holding, LLC and Vince, LLC after giving effect to the Kellwood Separation. Apparel Holding Corp., Vince Intermediate Holding, LLC and Vince, LLC, collectively, will represent the three corporate or limited liability company entities that represent the consolidated group that will constitute the Vince business after consummation of the IPO Restructuring Transactions. The financial results of Vince, LLC are presented since after giving effect to the IPO Restructuring Transactions as Vince, LLC will be the sole operating subsidiary of the business in which you are investing. The Vince, LLC financials have been prepared on a stand-alone carve-out basis. As such, we present an adjustment column within the “Allocation of Pro Forma” table to reconcile the Vince, LLC financials on a stand-alone carve-out basis with the pro-forma presentation of AHC after giving effect to the Kellwood Separation. The amounts presented for AHC within the Allocation of Pro Forma table are exclusive of AHC’s investment in Vince, LLC.

(3)	Amounts are derived from the Vince, LLC audited financial statements included elsewhere in this prospectus. Those audited statements were prepared on a standalone carve-out basis. The Vince, LLC financial statements include short-term borrowings, long-term debt and interest expense related to certain Kellwood Company indebtedness, including the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements. Such debt instruments and related interest expense are included in the Vince, LLC financial statements as Vince, LLC is a borrower party thereunder.

Provision for income taxes in the Vince, LLC financial statements has been determined on a stand-alone basis (i.e. on a “separate return” basis.) As such, the assessment of the realization of net deferred tax assets, the need for a valuation allowance and judgments on the recognition of tax benefits were based on Vince, LLC’s own facts and circumstances and excluded from that assessment were any impacts of the overall results of the non-Vince businesses. The provision for income taxes is not necessarily indicative of the income taxes that would have been recorded had the Vince business been owned and operated separately from the non-Vince businesses during the periods presented.

(4)	Reflects the unaudited pro forma results of operations and financial position of AHC after giving effect to the Kellwood Separation.

(5)	Presented on a pro forma, as adjusted basis to further reflect (i) our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range appearing on the cover page of this prospectus, after deducting the assumed underwriting discount and commissions and our estimated fees and expenses payable by us and (ii) our use of these proceeds and the incurrence of $ million of borrowings under our new term loan facility, as described in “Use of Proceeds,” including repayment of the Kellwood Note Receivable. As reflected in the table, the interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $ million or $ million, respectively.

(6)	AHC will use a series of transactions to legally separate the Vince business from the non-Vince businesses immediately prior to consummation of this offering. We refer to this series of transactions as the Kellwood Separation. Once these transactions have occurred, the non-Vince businesses will be owned and operated separately from us and we will present the historical non-Vince businesses as discontinued operations. These pro forma adjustments give effect to the removal of assets and liabilities of the non-Vince businesses, and the net impact of these transactions are reflected as an adjustment to consolidated AHC’s additional paid in capital.

a)	AHC has maintained distinct financial records of the non-Vince businesses, separate from the Vince business, which include all of the direct revenues and charges pertaining to the applicable business, as appropriate. All operating revenues and cost of sales can be identified as specifically pertaining to sales of products of the non-Vince or Vince business, as applicable.

b)	As noted above in note (a), AHC has maintained distinct financial records of its Vince and non-Vince businesses. Any SG&A expenses identified as directly pertaining to the Vince or non-Vince businesses are charged directly to the Vince or non-Vince businesses, as appropriate. Additionally, the Vince business is charged for the use of services provided by centralized Kellwood departments and shared facilities. These charges are based upon the actual cost incurred, without mark-up. These functions and facilities will remain with Kellwood upon separation, and will continue to be an integral part of that business going forward. We will continue to use certain of these services for a period of time through the Shared Services Agreement (as described in “Other information related to the Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement”) and will be charged accordingly. The charges to Vince, LLC may not be representative of what the costs would have been had the Vince business been owned and operated separately from the non-Vince businesses during the periods presented, however management believes the amounts to be charged to Vince, LLC are representative of the incremental cost to Kellwood to service the Vince business.

c)

This pro forma adjustment represents Kellwood Company indebtedness and related interest expense, including under the Wells Fargo Facility, the Cerberus Term Loan, the Sun Term Loan Agreements, the 12.875%, the 7.625% Notes and the 3.5% Convertible Notes. These debt instruments and related interest expense are allocated to discontinued operations as the related indebtedness will be repaid, refinanced, discharged or repurchased in connection with the Kellwood Separation or, with respect to those obligations for which Vince, LLC is neither a borrower nor a guarantor, they will remain obligations of Kellwood Company. Most of the proceeds from this offering, along with the borrowings under our new term loan facility, will be used to repay, discharge or repurchase the related obligations under such instruments (other than the Wells Fargo Facility which will separately be refinanced by Kellwood Company, LLC in connection with this offering) and to pay (i) a restructuring fee equal to 1% of the aggregate of this offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management pursuant to the Management Services Agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Management Fees,” and (ii) a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements.” It is currently estimated that the restructuring fee described in clause (i) above and payable to Sun Capital Management in connection with this offering will total $3.5 million. None of the debt obligations that have been allocated to discontinued operations are expected to be retained by the non-Vince businesses subsequent to the consummation of this offering (except for indebtedness for which Vince, LLC is neither a guarantor or obligor and which is to be repaid, refinanced, discharged or repurchased after the closing of this offering with disbursements from the escrow account, as described in “Use of Proceeds” and “Restructuring Transactions” and after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates).

d)	This pro forma adjustment relates to the $0.9 million gain on the acquisition of the Adam operations in fiscal 2010 as the fair value of the identifiable assets less the liabilities assumed exceeded the fair value of the purchase price consideration.

e)	This pro forma adjustment relates to the $15.9 million gain on debt extinguishment as a result of AHC’s repurchase of $29.7 million of face value of certain notes outstanding from an affiliate of Sun Capital for $9.1 million in cash.

f)	AHC has historically included the operating results of the combined Vince business and non-Vince businesses in its U.S. federal and state income tax returns. Provision for income taxes in this pro forma presentation have been determined assuming the Kellwood Separation had occurred at the beginning of the earliest period presented, and would therefore exclude the historical operating results of the non-Vince businesses. These amounts are not necessarily indicative of the provision for income taxes that would have been recorded had we operated separately from the non-Vince businesses during the periods presented. The adjustment represents the difference between the amount calculated in accordance with the methodology described herein and the historical amounts recorded. The effective tax rate in this pro forma presentation differs from the U.S. statutory tax rate of 35% primarily due to the AHC interest expense that is disallowed for income tax purposes.

g)	AHC has incurred certain costs related to maintaining its corporate existence and other related overhead costs. These have not been allocated to any of AHC’s subsidiaries. These costs will remain in continuing operations subsequent to the Kellwood Separation due to their ongoing nature as related corporate overhead.

h)	The amounts reflected in interest expense, net for the AHC within the “Allocation of Pro Forma” table represent the interest expense related to AHC’s indebtedness to affiliates of Sun Capital under the Sun Capital Loan Agreement and the Sun Promissory Notes. This debt, and related interest expense, will not be allocated to discontinued operations for historical periods as a result of the Kellwood Separation. Effective June 18, 2013, affiliate of Sun Capital contributed the $407.5 million of indebtedness under the Sun Capital Loan Agreement and the Sun Promissory Note as a capital contribution to Apparel Holding Corp. in the Sun Capital Contribution. Accordingly, for periods subsequent to June 18, 2013 AHC ceased to accrue any interest expense related to that debt.

i)	The Vince, LLC financial statements were prepared on a standalone carve-out basis and include SG&A expenses related to the Vince business, including the impact of our public company transition costs and certain other one-time costs. This results in an amount similar to the SG&A expenses reflected within the AHC pro forma column as expenses related to the Kellwood departments and services to be utilized by us under the Shared Services Agreement will be included as part of the discontinued operations in this pro forma presentation.

j)	Short-term borrowings represent borrowings under the Wells Fargo Facility. Long-term debt includes the Cerberus Term Loan and the Sun Term Loan Agreements. These debt instruments, the related capitalized deferred issuance costs and related accrued interest and interest expense are included in the Vince, LLC financial statements as Vince, LLC is a borrower party thereunder. Notwithstanding the foregoing, the related obligations under these debt instruments and the associated expenses are excluded from the historical AHC pro forma financials as they will be reported as part of discontinued operations after consummation of the IPO Restructuring Transactions. Additionally, after consummation of this offering, neither Vince Holding Corp. nor any subsidiary thereof (including Vince, LLC) will have any obligations under any of these agreements or instruments, which are to be repaid, refinanced, repurchased or discharged by Kellwood Company, LLC in connection with this offering (after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates, as described in “Restructuring Transactions.”)

k)	The purpose of the adjustment is to reconcile short-term borrowings, long-term debt, accrued interest, deferred debt issuance costs and related interest expense contained in the Vince, LLC financial statements to that of pro forma consolidated AHC financial statements after giving effect to the Kellwood Separation (to remove the Wells Fargo Facility, Cerberus Term Loan and Sun Term Loan Agreements which are contained in the Vince, LLC financial statements).

l)	The provision for income taxes was calculated on a separate-return basis for the Vince, LLC financial statements. The purpose of the adjustment is to reconcile the basis of presentation used in preparing the Vince, LLC financial statements to that of the pro forma consolidated AHC financial statements after giving effect to the Kellwood Separation.

m)	This pro forma adjustment represents the charges to adjust the fair value of contingent consideration for the non-Vince businesses of Rebecca Taylor and Zobha brands due to decreases in estimated contingent purchase price consideration related to the acquisition of such brands.

n)	On June 18, 2013, affiliates of Sun Capital contributed $407.5 million of indebtedness under the Sun Capital Loan Agreement and the Sun Promissory Notes to AHC in the Sun Capital Contribution. The contributed indebtedness consisted of $369.5 million of outstanding principal balances and $38.0 million of capitalized PIK interest. This pro forma adjustment gives effect to that contribution for fiscal 2012 and the first six months of fiscal 2013 as of the beginning of fiscal 2012 for the unaudited pro forma consolidated statement of operations. As such, the related interest expense on such indebtedness has been removed from AHC’s pro forma statements of operations for fiscal 2012 and the first six months of fiscal 2013.

o)	Set forth in the tables below is additional detail regarding the composition of the following financial statement line items appearing on the unaudited pro forma balance sheet as of August 3, 2013: prepaid expenses and other current assets, other assets, and deferred income taxes and other. We have provided additional information within these tables to explain the calculation and composition of the aforementioned balances in the pro forma presentation.

		Kellwood Separation
(in thousands)
	Historical Consolidated AHC	Kellwood Separation Adjustments		Pro Forma
Prepaid expenses and other current assets
Net current deferred tax assets	$110	$2,662		$2,772	(i)
Other prepaid expenses and other current assets	16,891	(5,004	)(iii)	11,887

Total prepaid expenses and other current assets	$17,001	$(2,342)		$14,659

Other assets
Net long-term deferred tax assets	$116	$121,092		$121,208
Deferred debt issuance costs	3,835	(3,835	)(ii)	—
Other long-term assets	3,454	(1,760	)(iii)	1,694

Total other assets	$7,405	$115,497		$122,902

Deferred income taxes and other
Non-current uncertain tax positions	$388	$(388	)(iii)	$—
Non-current deferred tax liabilities	3,699	(3,699)		—	(i)
Other non-current liabilities	32,322	(29,080	)(iii)	3,242

Total deferred income taxes and other	$36,409	$(33,167)		$3,242

(i)	These transactions have been structured in such a way as to preserve a significant amount of tax assets that may otherwise expire prior to being used. Various federal and state net operating losses are available to offset future taxable income; however a full valuation allowance was placed on these assets as AHC’s historical pretax losses indicated that the realization of these benefits was not more likely than not. As Kellwood Company converts to a limited liability company structure as a result of the IPO Restructuring Transactions and becomes Kellwood Company, LLC, the tax assets which will attach to and be available for use by the Vince business after the Kellwood Separation and as such, the pro forma balance sheet gives effect to such conversion.

After the Kellwood Separation, there are also deferred tax assets related to Section 197 intangibles of the non-Vince businesses and other net deferred tax liabilities related to Kellwood that will carry over to the Vince business after the consummation of this offering.

Pro forma deferred income tax assets and liabilities consist of the following (in thousands):
Federal and state net operating losses	$77,640
Section 197 intangible basis of the non-Vince businesses	39,430
Release of valuation allowance on deferred tax assets of the Vince business	14,808
Other deferred tax liabilities	(7,898)

Total net deferred taxes	$123,980

Pro forma deferred income tax assets and liabilities included in:
Net current deferred tax assets	$2,772
Net non-current deferred tax assets	121,208
Non-current deferred tax liabilities	—

Total net deferred income taxes	$123,980

The net deferred tax assets discussed above are all currently recorded in the financial statements of AHC. However, they are fully offset with a valuation allowance. The valuation allowance is released upon the Kellwood Separation, the offset of which is deemed to be additional paid in capital. The use of these assets is subject to the TRA, as further discussed in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement.” Under the TRA we will be obligated to pay to our pre-IPO stockholders 85% of the cash savings on federal, state and local income taxes realized by us through our use of the net tax assets held by us subsequent to the

Kellwood Separation. The difference between the net deferred income tax assets of $124.0 million and the $172.1 million amount due under the Tax Receivable Agreement is due primarily to the book basis of Vince, LLC Section 197 intangible assets. Such assets have not yet generated a deferred tax asset but the tax amortization will be subject to the Tax Receivable Agreement.

(ii)	Deferred debt issuance costs relate to Kellwood indebtedness which will be allocated to discontinued operations in connection with the Kellwood Separation.

(iii)	These pro forma adjustments give effect to the removal of assets and liabilities of the non-Vince businesses in the Kellwood Separation.

p)	As a result of the IPO Restructuring Transactions, Vince Intermediate Holding, LLC will acquire Vince, LLC from Kellwood Company, LLC in exchange for the Kellwood Note Receivable. The principal amount of the Kellwood Note Receivable represents (i) the face value amount of the indebtedness, including accrued and unpaid interest and any related fees and expenses, to be repaid, discharged or repurchased by Kellwood Company, LLC in connection with the consummation of this offering and the repayment of the Kellwood Note Receivable by us, (ii) a restructuring fee equal to 1% of the aggregate of this offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management pursuant to the Management Services Agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Management Fees,” and (iii) a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements,” all partially offset by (iv) indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates. It is currently estimated that the restructuring fee described in clause (ii) above and payable to Sun Capital Management in connection with this offering will total $3.5 million. Most of the proceeds from this offering, along with $ million of indebtedness under our new term loan facility, will be used to repay the Kellwood Note Receivable. As of August 31, 2013, we estimated the amount payable by Vince Intermediate Holding, LLC to Kellwood Company, LLC under the Kellwood Note Receivable to be approximately $385.0 million.

All Kellwood Company long-term indebtedness outstanding (including accrued and unpaid interest and any related fees and expenses) will be repaid, discharged or repurchased with proceeds from the Kellwood Note Receivable (after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates).

Kellwood Company long-term debt as of August 3, 2013 presented in AHC Financial Statements (dollars in thousands:

	Face Value	Less: Discount(1)	Carrying Value
Cerberus Term Loan	$45,660	$—	$45,660
Sun Term Loan Agreements	118,015	—	118,015
12.875% Notes	146,768	(2,806)	143,962
7.625% Notes.	86,953	(7,962)	78,991
3.5% Convertible Debt	214	—	214

Total	$397,610	$(10,768)	$386,842

(1) Represents original issue discount.

Kellwood Company long-term debt as of August 3, 2013 presented in Vince, LLC Financial Statements (as a borrower party, dollars in thousands):

	Face Value	Less: Discount	Carrying Value
Cerberus Term Loan.	$45,660	$—	$45,660
Sun Term Loan Agreements	118,015	—	118,015

Total(1)	$163,675	$—	$163,675

(1) Does not include the 12.875% Notes in accordance with GAAP requirements as Vince, LLC is only a guarantor, rather than an obligor, of such obligations.

Kellwood Company, LLC’s expected use of the proceeds from the repayment of the Kellwood Note Receivable as of August 3, 2013 is as follows (dollars in thousands):

	Face Value	Accrued Interest	Total
Cerberus Term Loan.	$45,660	$—	$45,660
Sun Term Loan Agreements	118,015	—	118,015
12.875% Notes	146,768	787	147,555
1% restructuring fee payable to Sun Capital Management	—	—	3,500
Debt recovery bonus payable to our Chief Executive Officer	—	—	6,000
7.625% Notes and 3.5% Convertible Debt.	87,167	1,935	89,102
Estimated related third-party fees and expenses	—	—	2,000
Debt forgiveness or capital contribution by Sun Capital or its affiliates	—	—	(26,832)

Total uses			$385,000

q)	Adjustment represents the net impact of the removal of assets and liabilities of the non-Vince businesses with the net impact reflected within stockholders’ deficit as additional paid in capital.

r)	As described in “Other information related to the Offering—Certain Relationships and Related Party transactions of AHC—Tax Receivable Agreement” included elsewhere in this prospectus, we will enter into the TRA with the Pre-IPO Stockholders, where we will be obligated to pay 85% of cash savings on federal, state and local income taxes realized by us through our use of certain net tax assets held by us subsequent to the Kellwood Separation. This pro forma adjustment gives effect to what we believe the expected liability would have been under such agreement after giving effect to the IPO Restructuring Transactions as though such events had occurred on August 3, 2013. We estimate $30.4 million of net cash savings (after the 85% due to the Pre-IPO stockholders) on federal, state and local income taxes realized by us through our use of certain net tax assets held by us subsequent to the Kellwood Separation. Our ability to realize the net cash savings described in the previous sentence will depend upon a number of factors, including the amount and timing of taxable income we generate in the future and any future limitations that may be imposed on our ability to use certain net tax assets.
(s)	The adjustment to additional paid in capital represents the entry into the TRA of $172.2 million.

(t)	$69.7 million of deferred tax assets are allocated to Vince Intermediate Holding, LLC. These include $77.6 million of deferred tax assets related to historical NOL carry forwards and $7.9 million of other deferred tax liabilities generated by Kellwood Company that will transfer to Vince Intermediate Holding, LLC upon Kellwood Company’s conversion to a limited liability company.

(u)	The $29.0 million proforma adjustment primarily relates to the $39.4 million of deferred tax assets related to the Section 197 intangible basis of the non-Vince businesses that will attach to the Vince Section 197 intangibles upon separation from Kellwood. This additional deferred tax asset is partially offset by a $7.9 million difference in the deferred income taxes computed on a separate-return basis for Vince, LLC and the overall pro forma consolidated AHC deferred income taxes. It is also partially offset by $2.5 million of deferred debt issuance costs which are reported in the Vince, LLC other assets financial statement line item but excluded from the pro forma AHC other assets financial statement line item after giving effect to the Kellwood Separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AHC

You should read the following discussion together with “Additional Information Related to AHC—Selected Historical Consolidated Financial Data of AHC” and the consolidated financial statements and related notes of Apparel Holding Corp. included elsewhere in this prospectus. The statements in this discussion regarding expectations of AHC’s future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors—Risks Related to AHC” and “Special Note Regarding Forward-Looking Statements.” AHC’s actual results may differ materially from those contained in or implied by any forward-looking statements. As used in this section, unless the context requires otherwise, “AHC” refers to Apparel Holding Corp. and its consolidated subsidiaries prior to giving effect to the IPO Restructuring Transactions, and “Kellwood” refers to Kellwood Holding, LLC and its consolidated subsidiaries (including Kellwood Company, LLC) after giving effect to the IPO Restructuring Transactions.

The businesses of AHC described in this section represent its various operations, including the Vince and non-Vince businesses. The non-Vince businesses will not be owned by investors in this offering following the IPO Restructuring Transactions. For a discussion and analysis of the financial information relating solely to the Vince business, please see “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC.”

Business Summary

AHC is a holding company, controlled by the affiliates of Sun Capital. In 2008, AHC acquired Kellwood Company and its subsidiaries. Kellwood Company was founded in 1961 as the successor by merger of fifteen independent suppliers to Sears, Roebuck & Co. (“Sears”). Beginning in 1985, Kellwood implemented a strategy to expand its branded business, broaden its customer base, diversify its distribution channels and further develop its global product sourcing capability. As a result of this strategy, AHC has redirected its focus from the manufacturing of private label apparel and home fashions for Sears to the development of branded fashion apparel and recreational products. As part of this strategy, AHC also acquired various apparel companies or businesses and has divested numerous others. AHC now has a diversified brand portfolio that serves a broad range of customer segments across multiple wholesale partners and through its own retail stores and websites.

AHC did not have any customers that accounted for more than 10% of consolidated net sales from continuing operations during fiscal 2012. In fiscal 2011, sales to Kohl’s accounted for more than 10% of the consolidated net sales of continuing operations. These sales represented 14% of fiscal 2011 net sales. In fiscal 2010, sales to Kohl’s and Macy’s accounted for more than 10% of the consolidated net sales from continuing operations. These sales represented 15% and 12% of fiscal 2010 net sales, respectively.

AHC manufactures, distributes and markets products under many brands, some of which it owns, and others that are under licensing agreements. In addition, AHC has four reportable segments, as set forth below:

•

Vince: Contemporary fashion apparel and accessories sold under the Vince® brand name through wholesale distribution to premier department stores and specialty stores as well as direct-to-consumer through Vince’s retail stores and the www.vince.com website;

•

American Recreational Products (“ARP”): Recreational apparel and products sold under Kelty, Sierra Designs, Ultimate Direction, Slumberjack, Wenzel and Isis brand names through wholesale distribution to retailers as well as through websites;

•

Juniors: A collection of denim, dresses and sportswear labels that appeal to girls and young women sold under the Rewind, My Michelle and Jolt brand name as well as private label to wholesale partners. Additionally, AHC licenses the XOXO brand name and produces apparel under that name for wholesale partners within this segment; and

•

Moderate: Moderately priced related separates and pants covering career and casual lifestyle sold through wholesale distribution and produced under private labels as well as under the Sag Harbor and Briggs New York brands.

Performance results of AHC’s remaining operating segments, primarily apparel sold under the Rebecca Taylor, Democracy, Jax and Sangria brands as well as under the licensed David Meister brand, have been combined in Other, as none of these brands individually meets the quantitative thresholds for disclosures as a reportable segment. Other operations accounted for less than 25% of AHC’s revenues in each of fiscal 2010, fiscal 2011 and fiscal 2012 and the first six months of fiscal 2013.

In connection with this offering, all AHC segments other than the Vince segment will be separated from AHC in the IPO Restructuring Transactions, as defined elsewhere in this prospectus, by Apparel Holding Corp., the entity offering stock in this offering. Apparel Holding Corp. will report operations from all segments other than the Vince segment as discontinued operations in future reporting periods after the consummation of this offering.

Basis of Presentation

AHC operates on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year.

•	References to “fiscal year 2012” or “fiscal 2012” refer to the fiscal year ended February 2, 2013;

•	References to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012;

•	References to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011;

•	References to “the first six months of fiscal 2012” refer to the six month period ended July 28, 2012; and

•	References to “the first six months of fiscal 2013” refer to the six month period ended August 3, 2013.

Fiscal year 2012 consisted of a 53-week period and each of fiscal 2011 and fiscal 2010 consisted of a 52-week period. Each of the first six months of fiscal 2012 and the first six months of fiscal 2013 consisted of a 26-week period.

Net sales.    Net sales consists of revenues from the sale of products, less returns, discounts and allowances and other offsets to net sales as well as shipping and handling fees and licensing fees and royalties. In AHC’s wholesale operations, revenue is recognized when goods are shipped in accordance with customer orders, at which point title passes. Provisions for discounts, returns and other allowances are recorded as a reduction of net sales in the same period as the related sales. In

AHC’s direct to consumer operations, revenue is recognized at the time of customer purchase in retail stores, and at the time of shipment for customer e-commerce orders. During the second quarter of fiscal 2013, AHC divested its Zobha business to focus resources on its larger contemporary and Juniors brands. Accordingly the historical results of operations and financial position of the Zobha business are reported as discontinued operations for all periods presented.

Cost of products sold.    AHC’s cost of products sold includes:

•	the cost of purchased merchandise, including raw materials;

•	the cost of inbound transportation, including freight;

•	the cost of production, sourcing and technical design departments;

•	other processing costs associated with acquiring and preparing the inventory for sale;

•	shrink and valuation reserves;

•	royalties for licensed brand names; and

•	depreciation on owned facilities and equipment.

There may be variations in the costs that other companies use to calculate gross profit. As a result, data in this prospectus regarding AHC’s gross profit dollars and gross margin may not be comparable with similar data made available by other companies.

Gross profit/Gross margin.    Gross profit is defined as net sales less the cost of products sold. Gross margin is the percentage of gross profit to net sales.

Selling, general and administrative expenses.    AHC’s SG&A expenses consist of marketing, advertising, design, occupancy, certain distribution costs, salaries and benefits and other corporate overhead.

Amortization of intangible assets.    Amortization of intangible assets consists of straight-line amortization expense on definite-lived intangible assets over their useful lives (10 or 20 years). These assets are comprised of customer relationships and were valued at the time of AHC’s acquisition of Kellwood Company in 2008. Definite-lived intangible assets are tested for impairment if a triggering event occurs.

Restructuring, environmental remediation and other charges.    AHC’s restructuring, environmental remediation and other charges consist of:

•

Restructuring expenses associated with efforts to continuously improve operational and organizational efficiency such as costs for moving facilities, exiting businesses, curtailing/downsizing operations because of changing economic conditions, and other costs resulting from asset redeployment decisions;

•	Charges to adjust environmental remediation obligations related to a former manufacturing facility, as described below; and

•	Charges to record settlement obligations related to unclaimed property.

During the second quarter of fiscal 2012, Kellwood Company entered into a Consent Decree with the EPA, and Missouri Department of Natural Resources (“MDNR”) to conduct cleanup initiatives for the decontamination of soil and groundwater located near a former metal fabrication plant in New

Haven, Missouri. The agreement became effective August 24, 2012, and was entered into as settlement of a lawsuit filed against Kellwood Company, a wholly-owned subsidiary of AHC, by the EPA and MDNR. The lawsuit alleged that Kellwood Company inappropriately disposed of tetrachloroethylene (“PCE”), an industrial degreaser used to clean metal rods for tent poles, on the surrounding grounds and sewer system of a plant operated by American Recreation Products, a wholly-owned subsidiary of Kellwood Company, between 1973 and 1985.

As of February 2, 2013, AHC recorded $9.6 million for estimated capital costs and ongoing remedial activities at the New Haven site. This amount represents AHC’s best estimate of the discounted value of the total obligation. The recorded liability differs from the $5.9 million letter of credit required by the EPA primarily due to AHC’s use of a lower discount rate, as well as assumption of additional costs not reflected in the EPA’s estimate of the related remediation work. These additional costs include voluntary corrective actions as well as EPA oversight fees.

Impairment of long-lived assets (excluding goodwill).     Definite-lived intangible and long-lived assets are tested for impairment if a triggering event occurs. Under the provisions of ASC Topic 350, AHC tests its indefinite-lived intangible assets, which primarily consist of trademarks, at least annually and in an interim period if a triggering event occurs. During fiscal 2012, AHC tested indefinite-lived intangible assets for impairment under the provisions of ASU 2012-02 and completed its most recent annual impairment testing during the fourth quarter of fiscal 2012.

Impairment of goodwill.    In accordance with ASC Topic 350, goodwill is tested for impairment at least annually and in an interim period if it appears more likely than not that the carrying amount exceeds its fair value. Goodwill represents the excess of the cost of acquired businesses over the fair market value of the identifiable net assets. AHC completed its most recent annual impairment testing of goodwill during the fourth quarter of fiscal 2012.

Change in fair value of contingent consideration.    The purchase agreements related to the acquisitions of the Rebecca Taylor and Zobha businesses contain provisions for contingent consideration that will be paid to the respective sellers if certain performance targets are met within a specified timeframe. These amounts were estimated on the purchase date based on the terms of the purchase agreement and weighted average probability EBITDA forecasts. As forecasted EBITDA amounts change, estimates of future performance are revised and adjustments to the contingent payments are recorded. AHC will continue to estimate these payments through the end of the potential payout period that terminates on January 30, 2016, the last day of fiscal 2015.

Interest expense, net.    AHC’s interest expense consists of interest on its indebtedness with affiliates of Sun Capital and interest on Kellwood Company’s various debt agreements, amortization of deferred debt issuance costs and amortization of debt discounts. The interest associated with the Sun Capital Loan Agreement and the Sun Promissory Notes was contributed as a capital contribution to AHC effective June 18, 2013.

Gain on acquisition, net of tax.    In connection with the acquisition of the Adam operations, the fair value of the identifiable assets acquired less liabilities assumed exceeded the fair value of the consideration and accordingly, the acquisition was accounted for as a bargain purchase and AHC recorded a gain on acquisition during the third quarter of fiscal 2010 when it was acquired. AHC’s Adam operations are now reported within discontinued operations as AHC ceased such operations in the fourth quarter of fiscal 2011.

Gain on debt extinguishment.    Gain on debt extinguishment occurred in fiscal 2010 when Kellwood Company repurchased $29.7 million in aggregate principal amount of its 7.625% Notes from an affiliate of Sun Capital for $9.1 million in cash. The repurchased 7.625% Notes were then retired. Approximately $87.0 million in aggregate principal amount of 7.625% Notes remain outstanding following the repurchase. The extinguishment resulted in a gain of $15.9 million.

Other expense, net.    AHC’s other expense, net consists of miscellaneous income and expenses and management fees paid to Sun Capital Management.

Provision for income taxes.    AHC is subject to taxation in many jurisdictions, and the calculation of its tax liabilities involves dealing with inherent uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. Historically, AHC has been primarily subject to taxation in the U.S. because the majority of products were sold to customers in the U.S. In the future as business expands outside the U.S., AHC could become subject to taxation based on the foreign statutory rates in the countries where these sales occur and its effective tax rate would fluctuate accordingly. AHC is subject to examination of its income tax returns by the IRS and other tax authorities. AHC regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of income tax reserves and expenses. Should actual events differ from current expectations, it could materially impact AHC’s financial position, results of operations and cash flows.

AHC accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities at enacted rates. Valuation allowances are determined in accordance with the “more likely than not” recognition criteria. Absent the IPO Restructuring Transactions, based on available information, it is more likely than not that AHC’s net deferred tax assets will not be realized, and accordingly AHC has taken a full valuation allowance against all of its U.S. net deferred tax assets.

As a result of the IPO Restructuring Transactions AHC expects to be able to utilize these net deferred tax assets. As of February 2, 2013 there are deferred tax assets of $67.4 million related to NOL carry-forwards, which has a full valuation allowance recorded against it. AHC had approximately $179.0 million of federal NOL carry-forwards as of February 2, 2013 that will expire between 2029 and 2033 if they are not used prior to the applicable expiration date. In connection with the consummation of this offering, AHC will enter into the Tax Receivable Agreement with the Pre-IPO Stockholders, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement.” As a result of the Tax Receivable Agreement, 85% of any benefits AHC receives from utilization of NOLs and other tax attributes will be paid to the Pre-IPO Stockholders. AHC currently projects that the net benefits from the NOL carry-forwards and other tax attributes covered by the Tax Receivable Agreement will be utilized within ten years. AHC does not anticipate that the existence of the Tax Receivable Agreement, or payments to be made thereunder, will impact its effective tax rate which is estimated to be approximately 38% to 42% both during and after the period AHC will be subject to the Tax Receivable Agreement.

Furthermore, federal and state laws impose substantial restrictions on the utilization of NOL carry-forwards in the event of an “ownership change,” as defined in Section 382 of the Code. Under the rules, such an ownership change is generally any change in ownership of more than 50 percent of a company’s stock within a rolling three-year period, as calculated in accordance with the rules. The rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning directly or indirectly 5% or more of the stock of the company and any change in ownership arising from new issuances of stock by the company.

At this time, AHC has not performed a detailed analysis under Section 382 of the Code to determine if the IPO Restructuring Transactions would constitute an ownership change. With this offering and other transactions that have occurred over the past three years, AHC may trigger or have already triggered an “ownership change” limitation. AHC may also experience ownership changes in the future as a result of subsequent shifts in stock ownership. As a result, if AHC earns net taxable income, the ability to use the pre-change NOL carry-forwards (after giving effect to payments to be made to the Pre-IPO Stockholders under the Tax Receivable Agreement) to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Notwithstanding the foregoing, AHC’s preliminary analysis under Section 382 of the Code indicates that the IPO Restructuring Transactions would not trigger an “ownership change” limitation.

Net (loss) income from discontinued operations.    In accordance with ASC Topic 205, AHC reports the results of operations from discontinued businesses that have been disposed of once the operations and cash flows of the business have been or will be eliminated and AHC will not have significant continuing involvement with the disposed businesses. During the second quarter of fiscal 2013, AHC divested the Zobha business to focus resources on its larger contemporary and Juniors brands. During 2012, AHC decided to exit the Baby Phat wholesale business as a result of the decision to exit the urban-wear market generally. AHC also exited its startup Lamb & Flag business as a result of the decision to refocus on core businesses and cease startup activities. Additionally, the BLK DNM and Royal Robbins, LLC businesses (and certain related Canadian assets and liabilities), were sold during 2012. During 2011, AHC discontinued its Adam operations and Koret wholesale business due to poor operating performance.

The following discussion is a summary of the key factors management considers necessary in reviewing AHC’s results of operations, liquidity, capital resources and operating results. The amounts and disclosures included in management’s discussion and analysis of financial condition and results of operations, unless otherwise indicated, are presented on a continuing operations basis. This discussion should be read in conjunction with “Additional Information Related to AHC—Unaudited Pro Forma Consolidated Financial Data of AHC” and AHC’s consolidated financial statements and related notes thereto, included elsewhere in this prospectus.

The following discussion includes financial information prepared in accordance with accounting principles generally accepted in the U.S. (GAAP), as well as Adjusted EBITDA, which is considered “a non-GAAP financial measure.” Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. The presentation of Adjusted EBITDA is intended to supplement understanding of AHC’s operating performance. This non-GAAP financial measure is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than GAAP measures and may not be comparable to similarly titled measures presented by other companies.

Adjusted EBITDA is defined as income or loss from continuing operations before provision for income taxes, net interest expense, depreciation, amortization of intangible assets, restructuring, environmental and other charges, impairment of long-lived assets, impairment of goodwill, and certain gains and losses that affect comparability. AHC believes Adjusted EBITDA assists in comparing performance over various reporting periods and against peers on a consistent basis because it removes from operating results the impact of items that do not reflect our core operating performance. See the “Non-GAAP Reconciliations” section below for reconciliations of this non-GAAP financial measure to its most comparable measure calculated and presented in accordance with GAAP.

All AHC segments, other than the Vince segment, will be separated from AHC in the IPO Restructuring Transactions and reported by Apparel Holding Corp. as discontinued operations in future reporting periods. Affiliates of Sun Capital will control the non-Vince businesses through their ownership of Kellwood Holding, LLC after giving effect to the IPO Restructuring Transactions.

Results of Continuing Operations

The following tables summarize key components of AHC’s results of continuing operations for the periods indicated, both in dollars and as a percentage of AHC’s net sales:

	Fiscal Year						Six Months Ended
	2010		2011		2012		July 28, 2012		August 3, 2013
(In thousands, except percentages)
							(unaudited)		(unaudited)
Statement of Operations Data:
Net sales	$586,574	100%	$662,846	100.0%	$707,995	100.0%	$319,445	100.0%	$363,967	100.0%
Cost of products sold	430,801	73.4	490,110	73.9	507,905	71.7	235,293	73.7	256,031	70.3

Gross Profit	155,773	26.6	172,736	26.1	200,090	28.3	84,152	26.3	107,936	29.7
Operating expenses:
Selling, general and administrative expenses	140,567	24.0	155,220	23.4	177,755	25.1	83,526	26.1	93,503	25.7
Amortization of intangible assets	954	0.2	1,941	0.3	1,899	0.3	950	0.3	950	0.3
Restructuring, environmental remediation and other charges	9,729	1.7	2,651	0.4	5,091	0.7	2,264	0.7	827	0.2
Impairment of long-lived assets (excluding goodwill)	438	0.1	2,504	0.4	2,349	0.3	717	0.2	—	—
Impairment of goodwill	—	—	10,821	1.6	—	—	—	—	—	—
Change in fair value of contingent consideration	—	—	(1,578)	(0.2)	(7,162)	(1.0)	(4,507)	(1.4)	(54)	—

Total operating expenses	151,688	25.9	171,559	25.9	179,932	25.4	82,950	26.0	95,226	26.2

Income from operations	4,085	0.7	1,177	0.2	20,158	2.8	1,202	0.4	12,710	3.5
Interest expense, net	103,074	17.6	127,148	19.2	122,383	17.3	74,151	23.2	43,671	12.0
Gain on acquisition, net of tax	(939)	(0.2)	—	—	—	—	—	—	—	—
Gain on debt extinguishment	(15,912)	(2.7)	—	—	—	—	—	—	—	—
Other expense, net	2,442	0.4	1,914	0.3	2,723	0.4	1,215	0.4	1,233	0.3

Loss before provision for income taxes	(84,580)	(14.4)	(127,885)	(19.3)	(104,948)	(14.8)	(74,164)	(23.2)	(32,194)	(8.8)
Provision for income taxes	3,507	0.6	3,401	0.5	708	0.1	2,245	0.7	2,679	0.7

Net loss from continuing operations	(88,087)	(15.0)	(131,286)	(19.8)	(105,656)	(14.9)	(76,409)	(23.9)	(34,873)	(9.6)
Net (loss) income from discontinued operations	(16,391)	(2.8)	(16,580)	(2.5)	(2,053)	(0.3)	(4,798)	(1.5)	9,230	2.5

Net loss	$(104,478)	(17.8)%	$(147,866)	(22.3)%	$(107,709)	(15.2)%	$(81,207)	(25.4)%	$(25,643)	(7.0)%

Non-GAAP Reconciliations

Reconciliations of AHC’s non-GAAP measure to loss of continuing operations before provision for income taxes are included below.

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
(in thousands)				(unaudited )	(unaudited )
Adjusted EBITDA
Vince	$23,637	$44,186	$42,189	$13,581	$17,491
ARP	(1,454)	(7,854)	(4,496)	(208)	(528)
Juniors	13,557	9,411	9,426	3,113	9,384
Moderate	18,672	250	1,924	(1,003)	832
Other	(1,301)	10,296	6,916	2,747	3,792

Segment Adjusted EBITDA	53,111	56,289	55,959	18,230	30,971
Unallocated corporate expense	(31,312)	(32,196)	(30,736)	(15,914)	(15,149)
Interest expense, net	(103,074)	(127,148)	(122,383)	(74,151)	(43,671)
Depreciation	(9,035)	(8,491)	(5,611)	(2,905)	(2,622)
Amortization of intangible assets	(954)	(1,941)	(1,899)	(950)	(950)
Restructuring, environmental and other charges	(9,729)	(2,651)	(5,091)	(2,264)	(827)
Impairment of long-lived assets (excluding goodwill)	(438)	(2,504)	(2,349)	(717)	—
Impairment of goodwill	—	(10,821)	—	—	—
Change in fair value of contingent consideration	—	1,578	7,162	4,507	54
Gain on acquisition, net of tax	939	—	—	—	—
Gain on debt extinguishment	15,912	—	—	—	—

Loss of continuing operations before provision for income taxes	$(84,580)	$(127,885)	$(104,948)	$(74,164)	$(32,194)

First Six Months of Fiscal 2013 Compared to First Six Months of Fiscal 2012

Net sales for continuing operations for the first six months of fiscal 2013 were $364.0 million, increasing $44.5 million, or 13.9%, versus $319.4 million for the first six months of fiscal 2012. The increase in sales compared to the prior year is primarily due to increased sales of contemporary and Juniors brands.

Segment Results of Operations

	Net Sales by Segment		Segment Adjusted EBITDA
	First Six Months		First Six Months
	2012	2013	2012	2013
(In thousands)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Sales by Segment
Vince	$90,531	$114,657	$13,581	$17,491
ARP	52,295	51,272	(208)	(528)
Juniors	89,850	110,575	3,113	9,384
Moderate	38,509	32,182	(1,003)	832
Other	48,260	55,281	2,747	3,792

Total	$319,445	$363,967	$18,230	$30,971

Vince.    Net sales from the Vince segment (which is now operated through Vince, LLC) increased $24.1 million, or 26.6%, to $114.7 million in the first six months of fiscal 2013 from $90.5 million in the first six months of fiscal 2012 due to additional volume at existing as well as new wholesale partners, as well as an increase in the number of retail stores and increased productivity at existing retail stores. The overall increase in net sales was driven primarily by the strength of existing product lines, successful introduction of new products and the increasing recognition of the Vince brand name.

Segment Adjusted EBITDA from the Vince segment increased $3.9 million, or 28.8%, to $17.5 million in the first six months of fiscal 2013 from $13.6 million in the first six months of fiscal 2012 due to the increase in sales noted above, partially offset by higher design, development and marketing expenses to support the growth of the brand and increased corporate costs associated with preparing Apparel Holding Corp. to become a public company.

ARP.    Net sales from the ARP segment decreased $1.0 million, or 2.0% to $51.3 million in the first six months of fiscal 2013 from $52.3 million in the first six months of fiscal 2012, driven by a shift in the timing of product shipments into the third quarter of 2013.

Segment Adjusted EBITDA from the ARP segment decreased $0.3 million, or 153.9%, to $(0.5) million in the first six months of fiscal 2013 from $(0.2) million in the first six months of fiscal 2012, driven by a shift in the timing of product shipments into the third quarter of 2013.

Juniors.    Net sales from the Juniors segment increased $20.7 million, or 23.1% to $110.6 million in the first six months of fiscal 2013 from $89.9 million in the first six months of fiscal 2012 primarily due to increased private label program orders from one of AHC’s wholesale partners, as well an increase in the number of wholesale doors distributing AHC’s products and sales related to its licensed XOXO product.

Segment Adjusted EBITDA from the Juniors segment increased $6.3 million, or 201.5%, to $9.4 million in the first six months of fiscal 2013 from $3.1 million in the first six months of fiscal 2012 primarily due to increased, higher margin net sales coupled with a reduction in advertising expenses.

Moderate.    Net sales from the Moderate segment decreased $6.3 million, or 16.4% to $32.2 million in the first six months of fiscal 2013 from $38.5 million in the first six months of fiscal 2012 due to reduced orders from AHC’s wholesale partners. The moderate segment has been and continues to be a declining source of sales for AHC as retailers expand their private label offerings.

Segment Adjusted EBITDA from the Moderate segment was $0.8 million in the first six months of fiscal 2013 compared to $(1.0) million in the first six months of fiscal 2012 due to improved gross margin rates and expense reductions in compensation costs and design expenses.

Other.    Net revenue from the Other segment increased $7.0 million, or 14.5% to $55.3 million for the first six months of fiscal 2013 from $48.3 million in the first six months of fiscal 2012 due primarily to additional orders from a certain wholesale partner as they continue to implement an out-sourced strategy for their private label brands, as well as growth at Rebecca Taylor and the addition of a new value program with a certain wholesale partner. This was partially offset by a decrease in revenue related to AHC’s David Meister dress business.

Segment Adjusted EBITDA from the Other segment increased $1.0 million, or 38.0% to $3.8 million for the first six months of fiscal 2013 from $2.7 million in the first six months of fiscal 2012 due to a greater percentage of sales coming from the Rebecca Taylor business, where we generally achieve higher margins.

Cost of products sold from continuing operations for the first six months of fiscal 2013 was $256.0 million increasing $20.7 million, or 8.8%, compared to $235.3 million in the first six months of fiscal 2012. The increase in cost of products sold is due primarily to additional sales volume period over period.

Gross profit/gross margin for continuing operations for the first six months of fiscal 2013 increased 330 basis points to 29.7% from 26.3% in the first six months of fiscal 2012. The increase is due to increased volume of the higher margin Vince and Rebecca Taylor brands.

Selling, general and administrative expense (“SG&A”) for continuing operations in the first six months of fiscal 2013 was $93.5 million, or 25.7% of net sales, increasing $10.0 million, or 11.9% compared to $83.5 million, or 26.1%, of net sales in the first six months of fiscal 2012. The increase in SG&A expense is primarily due to: (i) increased marketing expense of $0.8 million and increased compensation expense of $5.6 million to support the growth of AHC’s Vince brand and the opening of new retail stores; and (ii) increased legal, consulting and outside services expenses of $2.0 million related to preparation of the IPO Restructuring Transactions and this offering.

Amortization of intangible assets for continuing operations for the first six months of fiscal 2013 and for the first six months of fiscal 2012 remained unchanged at $1.0 million.

Restructuring, environmental remediation and other charges for continuing operations for the first six months of fiscal 2013 were $0.8 million, decreasing $1.4 million from $2.3 million in the first six months of fiscal 2012 for the reasons set forth in “—Impairment, Restructuring, Environmental Remediation and Other Charges.”

Impairment of long-lived assets (excluding goodwill) for continuing operations was $0.7 million for the first six months of fiscal 2012 due to the realization of an impairment loss for the decline in market value of AHC’s exited facility in Trenton, Tennessee. AHC had no impairments on long-lived assets of its continuing operations during the first six months of fiscal 2013.

Interest expense, net for the first six months of fiscal 2013 was $43.7 million, a decrease of $30.5 million compared to $74.2 million in the first six months of fiscal 2012. The decrease is due primarily to lower average outstanding debt balances during the first six months of fiscal 2013 as compared to the first six months of fiscal 2012. During the fourth quarter of fiscal 2012 all capitalized interest accrued prior to July 19, 2012 related to indebtedness with affiliates of Sun Capital was waived. In June 2013, outstanding debt was contributed to equity in the Sun Capital Contribution.

Other expense, net for continuing operations remained consistent at $1.2 million for the first six months of fiscal 2012 and fiscal 2013.

Provision for income taxes.    AHC’s effective tax rates on pretax earnings for continuing operations for the first six months of fiscal 2013 and the first six months of fiscal 2012 were (8.3%) and

(3.0%), respectively. The rate for these periods differs from the U.S. statutory rate of 35% primarily due to the incurrence of additional valuation allowances and nondeductible interest.

Net (loss) income from discontinued operations.    There was $9.2 million of income for the first six months of fiscal 2013 compared to a loss of $4.8 million for the first six months of fiscal 2012. The change is primarily due to a tax benefit of $11.9 million recognized in the first quarter of fiscal 2013 as a result of releasing a valuation allowance. This release in valuation allowance is due to the allocation of the disallowed tax loss on the sale of the Baby Phat trademark to intangible assets with indefinite lives resulting in fewer deferred tax liabilities that cannot be offset against deferred tax assets for valuation allowance purposes.

Fiscal Year 2012 Compared to Fiscal Year 2011

Net sales for continuing operations for fiscal 2012 were $708.0 million, increasing $45.1 million, or 6.8%, versus $662.8 million for fiscal 2011. The increase in sales compared to the prior year is primarily due to increased sales of the Vince and Rebecca Taylor brands, and recreational apparel and products, partially offset by a decrease in sales in AHC’s Moderate and Juniors brands.

Segment Results of Operations

	Net Sales by Segment		Segment Adjusted EBITDA
	Fiscal Year		Fiscal Year
	2011	2012	2011	2012
(In thousands)
Net Sales by Segment
Vince	$175,255	$240,352	$44,186	$42,189
ARP	94,606	98,830	(7,854)	(4,496)
Juniors	190,613	181,582	9,411	9,426
Moderate	103,817	78,103	250	1,924
Other	98,555	109,128	10,296	6,916

Total	$662,846	$707,995	$56,289	$55,959

Vince.    Net sales from the Vince segment increased $65.1 million, or 37.1%, to $240.4 million in fiscal 2012 from $175.3 million in fiscal 2011 due to additional volume at existing as well as new wholesale partners, as well as an increase in the number of retail stores and increased sales at existing retail stores. The overall increase in net sales was driven primarily by the strength of Vince’s existing product lines, successful introduction of new products and the increasing recognition of the Vince brand name.

Segment Adjusted EBITDA from the Vince segment decreased $2.0 million, or 4.5%, to $42.2 million in fiscal 2012 from $44.2 million in fiscal 2011. This reduction was due primarily to higher compensation costs incurred to support the growth of the brand, one-time transition payments to the Vince founders, and increased corporate costs associated with preparing Apparel Holding Corp. to become a public company.

ARP.    Net sales from the ARP segment increased $4.2 million, or 4.5%, to $98.8 million in fiscal 2012 from $94.6 million in fiscal 2011 driven by additional wholesale volume of camping equipment at recreational retailers, primarily specialty stores, national sporting goods stores and hunting and fishing stores.

Segment Adjusted EBITDA from the ARP segment increased $3.4 million, or 42.8%, to $(4.5) million in fiscal 2012 from $(7.9) million in fiscal 2011 driven primarily but inventory markdowns that occurred in fiscal 2011 but did not recur in fiscal 2012.

Juniors.    Net sales from the Juniors segment decreased $9.0 million, or 4.7% to $181.6 million in fiscal 2012 from $190.6 million in fiscal 2011 primarily due to reduced orders from one of AHC’s wholesale partners who decided to develop one of its Juniors labels internally that AHC previously produced for them.

Segment Adjusted EBITDA from the Juniors segment remained consistent at $9.4 million for fiscal 2011 and fiscal 2012 despite a decrease in net sales volume from fiscal 2011 to fiscal 2012, primarily due to cost reductions.

Moderate.    Net sales from the Moderate segment decreased $25.7 million, or 24.8%, to $78.1 million in fiscal 2012 from $103.8 million in fiscal 2011 due to reduced orders from AHC’s wholesale partners. The Moderate space has been and continues to be a declining source of sales for AHC as retailers expand their private label offerings.

Segment Adjusted EBITDA from the Moderate segment increased $1.7 million, or 669.6%, to $1.9 million in fiscal 2012 from $0.2 million in fiscal 2011 due primarily to expense reduction actions taken as a result of reduced net sales volume.

Other.    Net revenue from the Other segment increased $10.6 million, or 10.7% to $109.1 million in fiscal 2012 from $98.6 million in fiscal 2011 due primarily to additional orders from a certain wholesale partner for whom AHC is developing certain of its private label brands, as well as growth at Rebecca Taylor.

Segment Adjusted EBITDA from the Other segment decreased $3.4 million, or 32.8% to $6.9 million in fiscal 2012 from $10.3 million in fiscal 2011 due primarily to additional compensation, design and occupancy expense as a result of growing the Rebecca Taylor business.

Cost of products sold for continuing operations for fiscal 2012 was $507.9 million increasing $17.8 million, or 3.6%, versus $490.1 million for fiscal 2011. The increase in cost of products sold is due primarily to the additional sales volume year over year.

Gross profit/gross margin for continuing operations increased 220 basis points to 28.3% in fiscal 2012 from 26.1% in fiscal 2011. The increase in margin rate is due to additional volume in AHC’s higher-margin Vince and Rebecca Taylor brands.

Selling, general and administrative expenses for continuing operations in fiscal 2012 was $177.8 million, or 25.1% of net sales, increasing $22.5 million, or 14.5% compared to $155.2 million, or 23.4%, of net sales in fiscal 2011. The increase in SG&A expense compared to the prior year is primarily due to (i) increased compensation expense of $16.7 million related to hiring and retention of certain key employees (including one-time transition payments to the Vince founders); (ii) increased occupancy expense of $2.6 million due to new retail store openings; and (iii) increased design, development and marketing expenses of $3.8 million to support the growth of AHC’s contemporary brands and the opening of new retail stores.

Amortization of intangible assets for continuing operations for fiscal 2011 and fiscal 2012 was unchanged at $1.9 million.

Restructuring, environmental remediation and other charges for continuing operations were $5.1 million in fiscal 2012, increasing $2.4 million from $2.7 million in fiscal 2011. The increase is due to recording $2.5 million in fiscal 2012 for the settlement obligations related to unclaimed property.

Impairment of long-lived assets (excluding goodwill) for continuing operations was $2.3 million for fiscal 2012, decreasing $0.2 million from $2.5 million in fiscal 2011. In fiscal year 2011, we recognized an impairment charge of $2.5 million on a trademark due to declining results of one of our Juniors wholesale businesses. In fiscal year 2012, we recognized an additional impairment charge of $1.2 million on this trademark due to further declines in related operating results, as well as an impairment charge of $0.7 million on our exited facility in Trenton, Tennessee due to a decline in market value.

Impairment of goodwill for continuing operations for fiscal 2011 was $10.8 million. This was due to a decrease in the near-term forecasted EBITDA of Rebecca Taylor. This was primarily due to a delay in expected growth and cost synergies. There were no goodwill impairments during fiscal 2012.

Change in fair value of contingent consideration for continuing operations was $7.2 million for fiscal 2012 and $1.6 million for fiscal 2011 due to decreases in estimated contingent purchase price consideration related to the Rebecca Taylor and Zobha acquisitions. AHC will continue to estimate the Rebecca Taylor payments through the end of the potential payout period that terminates on January 30, 2016, the last day of fiscal 2015.

Interest expense, net for continuing operations for fiscal 2012 was $122.4 million, a decrease of $4.8 million compared to $127.1 million in fiscal 2011. The decrease is due primarily to lower average outstanding debt balances in fiscal 2012 as compared to fiscal 2011. Additionally, a $1.7 million non-cash charge to write-off deferred debt issuance costs occurred in fiscal 2011 as a result of refinancing Kellwood Company’s credit facility. No similar charge was incurred in fiscal 2012.

Other expense, net for continuing operations for fiscal 2012 was $2.7 million, an increase of $0.8 million compared to $1.9 million in fiscal 2011. The change is primarily due to the recognition of the death benefit of a life insurance policy on a former executive during fiscal 2011.

Provision for income taxes. AHC’s effective tax rates on pretax earnings for continuing operations for fiscal 2012 and 2011 were (0.7%) and (2.7%), respectively. The 2012 and 2011 rates differ from the U.S. statutory rate of 35.0% primarily due to nondeductible interest expense and additional valuation allowance placed on U.S. deferred tax assets.

Net (loss) income from discontinued operations was a loss of $2.1 million for fiscal 2012 and a loss of $16.6 million for fiscal 2011. The change is primarily due to discontinuing unprofitable businesses including the Adam operations and the Koret wholesale operations during the fourth quarter of fiscal 2011, discontinuing the BLK DNM and Lamb & Flag businesses during the second and third quarters of fiscal 2012, respectively, and divesting the Zobha business during the second quarter of 2013.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales for continuing operations for fiscal 2011 were $662.8 million, increasing $76.2 million, or 13.0%, versus $586.6 million for fiscal 2010. The increase in sales compared to the prior year is primarily due to increased sales of AHC’s contemporary and Juniors brands, including the sales of AHC’s newly acquired Rebecca Taylor brand, partially offset by the closure of the Koret retail outlet stores and decreasing sales in the Moderate segment.

Segment Results of Operations

	Net Sales by Segment		Segment Adjusted EBITDA
	Fiscal Year		Fiscal Year
	2010	2011	2010	2011
(In thousands)
Vince	$111,492	$175,255	$23,637	$44,186
ARP	98,203	94,606	(1,454)	(7,854)
Juniors	177,629	190,613	13,557	9,411
Moderate	141,895	103,817	18,672	250
Other	57,355	98,555	(1,301)	10,296

Total	$586,574	$662,846	$53,111	$56,289

Vince.    Net sales from the Vince segment increased $63.8 million, or 57.2%, to $175.3 million in fiscal 2011 from $111.5 million in fiscal 2010 due to additional volume at existing as well as new wholesale partners, as well as an increase in the number of retail stores and increased sales at existing retail stores. The overall increase in net sales was driven primarily by the strength of Vince’s existing products lines, and the increasing recognition of the Vince brand name.

Segment Adjusted EBITDA from the Vince segment increased $20.6 million, or 86.9%, to $44.2 million in fiscal 2011 from $23.6 million in fiscal 2010. This increase was driven primarily from the increased sales volume noted above and a decrease in operating expenses as a percentage of sales. The decrease in operating expenses as a percentage of sales resulted from our sales growing at a greater rate than our expenses during fiscal 2011.

ARP.    Net sales from the ARP segment decreased $3.6 million, or 3.7%, to $94.6 million in fiscal 2011 from $98.2 million in fiscal 2010 driven by a reduction in wholesale volume of camping equipment at recreational retailers, primarily specialty retailers, national sporting goods stores and hunting and fishing stores.

Segment Adjusted EBITDA from the ARP segment decreased $6.4 million, or 440.2%, to $(7.9) million in fiscal 2011 from $(1.5) million in fiscal 2010 driven by a reduction in wholesale volume of camping equipment at recreational retailers, primarily specialty retailers, national sporting goods stores and hunting and fishing stores and a further reduction in margin on these net sales.

Juniors.    Net sales from the Juniors segment increased $13.0 million, or 7.3%, to $190.6 million in fiscal 2011 from $177.6 million in fiscal 2010 as a result of increased volume to AHC’s wholesale partners as a result of expanded product offerings, new labels and new customers.

Segment Adjusted EBITDA from the Juniors segment decreased $4.1 million, or 30.6%, to $9.4 million in fiscal 2011 from $13.6 million in fiscal 2010 as a result of higher raw material and manufacturing costs driven by expanded product offerings, new labels and new customers.

Moderates.    Net sales from the Moderate segment decreased $38.1 million, or 26.8%, to $103.8 million in fiscal 2011 from $141.9 million in fiscal 2010 due to reduced orders from AHC’s wholesale partners as well as the closure of Koret retail outlet stores. The moderate segment has been and continues to be a declining source of sales for AHC as retailers expand their private label offerings.

Segment Adjusted EBITDA from the Moderate segment decreased $18.4 million, or 98.7%, to $0.2 million in fiscal 2011 from $18.7 million in fiscal 2010 due to net sales volume reductions from AHC’s wholesale partners as well as the closure of Koret retail outlet stores.

Other.    Net sales from the Other segment increased $41.2 million, or 71.8%, to $98.6 million in fiscal 2011 from $57.3 million in fiscal 2010 primarily due to the acquisition of Rebecca Taylor during the fourth quarter of fiscal 2010.

Segment Adjusted EBITDA from the Other segment was $10.3 million in fiscal 2011 compared to $(1.3) million in fiscal 2010 primarily due to the acquisition of Rebecca Taylor during the fourth quarter of fiscal 2010.

Cost of products sold for continuing operations for fiscal 2011 was $490.1 million, increasing $59.3 million, or 13.8%, versus $430.8 million for fiscal 2010 due primarily to additional sales volume.

Gross profit/gross margin for continuing operations decreased 50 basis points to 26.1% in fiscal 2011 from 26.6% in fiscal 2010. The decrease in margin rate is primarily driven by increasing raw material and manufacturing costs and excess inventory in the ARP and Moderate segments, partially offset by increased volume of the higher margin Vince and Rebecca Taylor brands.

Selling, general and administrative expenses for continuing operations in fiscal 2011 was $155.2 million, or 23.4% of net sales, increasing $14.7 million, or 10.4% compared to $140.6 million, or 24.0%, of net sales in fiscal 2010. The increase in selling, general and administrative expenses compared to the prior year is primarily due to (i) increased expenses of $12.8 million related to the newly acquired Rebecca Taylor business; (ii) increased sample and pattern expenses of $1.8 million related to new product offerings; and (iii) increased marketing and advertising expenses of $0.9 million to support the growth of AHC’s contemporary brands and the opening of new retail stores.

Amortization of intangible assets for continuing operations for fiscal 2011 was $1.9 million, increasing $1.0 million compared to $1.0 million in fiscal 2010. The increase in amortization expense was principally due to the new intangible assets arising from AHC’s fiscal 2010 acquisition of Rebecca Taylor.

Restructuring, environmental remediation and other charges for continuing operations were $2.7 million in fiscal 2011, decreasing $7.1 million from $9.7 million in fiscal 2010. The decrease is primarily due to a decrease in employee termination and one-time benefit arrangements of $1.3 million, a decrease in exit costs related to leased facilities of $2.7 million, and a charge of $2.9 million recognized in fiscal 2010 related to an environmental remediation liability at a former manufacturing facility.

Impairment of long-lived assets (excluding goodwill) for continuing operations was $2.5 million for fiscal 2011, increasing $2.1 million from $0.4 million in fiscal 2010. The increase is primarily due to recognizing an impairment charge in fiscal 2011 of $2.5 million on a trademark due to declining results of one of our Juniors wholesale businesses.

Impairment of goodwill for continuing operations for fiscal 2011 was $10.8 million. This was due to a decrease in the near-term forecasted EBITDA of Rebecca Taylor. This was primarily due to a delay in expected growth and cost synergies. There were no goodwill impairments during fiscal 2010.

Change in fair value of contingent consideration for continuing operations was $1.6 million for fiscal 2011 due to decreases in estimated contingent purchase price consideration related to the Rebecca Taylor acquisition. As the acquisition of Rebecca Taylor occurred in January of fiscal 2010, no change in fair value of contingent consideration was recorded in 2010.

Interest expense, net for continuing operations for fiscal 2011 was $127.1 million, an increase of $24.1 million compared to $103.1 million in fiscal 2010. The increase is due primarily to higher average outstanding debt balances as compared to fiscal 2010, as well as a $1.7 million non-cash charge to write-off deferred debt issuance costs recorded in fiscal 2011.

Gain on acquisition, net of tax for continuing operations for fiscal 2010 was $0.9 million. This gain resulted from AHC’s acquisition of the Adam operations. The fair value of the identifiable assets acquired less liabilities assumed of $1.6 million exceeded the fair value of the consideration of $0.1 million and net of tax of $0.6 million. Accordingly, the acquisition has been accounted for as a bargain purchase and, as a result, AHC recognized a gain of $0.9 million associated with the acquisition in the third quarter of fiscal 2010.

Gain on debt extinguishment for continuing operations for fiscal 2010 was $15.9 million as a result of the repurchase of $29.7 million in aggregate principal of the 7.625% Notes completed during the first quarter of fiscal 2010.

Other expense, net for continuing operations for fiscal 2011 was $1.9 million, a decrease of $0.5 million compared to $2.4 million in fiscal 2010. The decrease was primarily due to the recognition of the death benefit of a life insurance policy on a former executive during fiscal 2011.

Provision for income taxes.    AHC’s effective tax rates on pretax earnings for continuing operations for fiscal 2011 and 2010 were (2.7%) and (4.1%), respectively. The fiscal 2011 and 2010 rates differ from the U.S. statutory rate of 35% primarily due to nondeductible interest expense and additional valuation allowance placed on U.S. deferred tax assets.

Net (loss) income from discontinued operations was a loss of $16.6 million for fiscal 2011 and $16.4 million for fiscal 2010, increasing $0.2 million from fiscal 2010 to fiscal 2011. The change is primarily due to increased losses recognized on AHC’s discontinued start-up brands and underperforming businesses in fiscal 2011 as compared to fiscal 2010, substantially offset by impairment charges of $24.1 million recognized on AHC’s Baby Phat and Phat Farm trademarks in fiscal 2010.

Impairment, Restructuring, Environmental Remediation and Other Charges

Restructuring charges are comprised of expenses associated with efforts to continuously improve operational and organizational efficiency. These expenses result from numerous individual actions implemented across AHC’s divisions on an ongoing basis. Restructuring charges include costs for moving facilities, exiting businesses, curtailing/downsizing operations because of changing economic conditions, and other costs resulting from asset redeployment decisions. Unless otherwise indicated, these charges are recorded as part of unallocated corporate expenses and not directly charged to any segment.

Impairment, restructuring, environmental remediation and other charges during the first six months of fiscal 2013 and the first six months of fiscal 2012 included various efforts to create a more efficient operational and organizational structure in AHC’s support operations and apparel businesses. Additionally, AHC recognized an impairment charge of $0.7 million during the first six months of fiscal 2012 due to a decline in the market value of an exited facility in Trenton, Tennessee. Impairment, restructuring, environmental remediation and other charges during fiscal 2012 included:

•	charges to accrue future lease payments and other contractual obligations associated with exited businesses;

•	charges to record settlement obligations related to escheat liability;

•

charges to adjust environmental remediation obligations (as described above in “—Basis of Presentation—Restructuring, environmental remediation and other charges”) related to a former manufacturing facility;

•	costs to maintain closed facilities, partially offset by the recovery of charges through the sublease and other use of vacant spaces;

•

impairment charges of $6.7 million related to intangible assets and other long-lived assets, of which $1.2 million was allocated to our Juniors segment, with the remainder allocated to Corporate expenses and discontinued businesses; and

•

severance charges and related costs for exited businesses and various restructuring projects to create a more efficient operational and organizational structure in AHC’s support operations and apparel businesses.

Impairment, restructuring, environmental remediation and other charges during fiscal 2011 included:

•	charges to accrue future lease payments and other contractual obligations associated with exited businesses;

•	charges related to an environmental remediation obligation at a former manufacturing facility;

•	costs to maintain closed facilities, partially offset by the recovery of charges through the sublease and other use of vacant spaces;

•

impairment charges of $19.4 million related to goodwill, intangible assets, and other long-lived assets, of which $2.5 million and $10.8 million was allocated to the Juniors and Other operating segments, respectively, with the remainder relating to discontinued businesses; and

•	severance charges and related costs for various restructuring projects to create a more efficient operational and organizational structure in AHC’s support operations and apparel businesses.

Impairment, restructuring, environmental remediation and other charges during fiscal 2010 included:

•	charges that related to closing Koret outlet stores and other costs associated with vacant spaces;

•	charges to accrue future lease payments due to early exit of leased spaces;

•	charges related to an environmental remediation obligation at a former manufacturing facility;

•	impairment charges of $24.6 million primarily related to intangible assets of AHC’s discontinued Phat Licensing business; and

•	severance charges and related costs for various restructuring projects to create a more efficient operational and organizational structure in AHC’s support operations and apparel businesses.

For fiscal 2010, fiscal 2011 and fiscal 2012 and the six months ended July 28, 2012 and August 3, 2013, the costs related to impairment of long-lived assets and restructuring, environmental remediation and other charges recorded in continuing and discontinuing operations were as follows:

	Continuing Operations	Discontinued Operations	Total
(In thousands)
Fiscal 2010	$10,167	$27,704	$37,871
Fiscal 2011	15,976	6,627	22,603
Fiscal 2012	7,440	4,789	12,229
First Six Months Fiscal 2012 (unaudited)	2,981	221	3,202
First Six Months Fiscal 2013 (unaudited)	827	942	1,769

For fiscal 2010, fiscal 2011 and fiscal 2012 the costs related to impairment of long-lived assets and restructuring, environmental remediation and other charges were recorded as follows:

	Fiscal 2010
	Continuing Operations	Discontinued Operations	Total
(In thousands)
Restructuring, environmental remediation and other charges	$9,729	$3,575	$13,304
Impairment of long-lived assets (excluding goodwill)	438	24,129	24,567
Impairment of goodwill	—	—	—

Total pretax cost	$10,167	$27,704	$37,871

After tax cost	$10,167	$27,704	$37,871

	Fiscal 2011
	Continuing Operations	Discontinued Operations	Total
(In thousands)
Restructuring, environmental remediation and other charges	$2,651	$489	$3,140
Impairment of long-lived assets (excluding goodwill)	2,504	5,913	8,417
Impairment of goodwill	10,821	225	11,046

Total pretax cost	$15,976	$6,627	$22,603

After tax cost	$15,124	$6,333	$21,457

	Fiscal 2012
	Continuing Operations	Discontinued Operations	Total
(In thousands)
Restructuring, environmental remediation and other charges	$5,091	$409	$5,500
Impairment of long-lived assets (excluding goodwill)	2,349	4,380	6,729
Impairment of goodwill	—	—	—

Total pretax cost	$7,440	$4,789	$12,229

After tax cost	$7,440	$4,789	$12,229

For the first six months of fiscal 2012 and fiscal 2013, the costs related to impairment of long-lived assets and restructuring, environmental remediation and other charges were recorded as follows:

	First Six Months Fiscal 2012
	Continuing Operations	Discontinued Operations	Total
(In thousands)
	(unaudited)	(unaudited)	(unaudited)
Restructuring, environmental remediation and other charges	$2,264	$221	$2,485
Impairment of long-lived assets (excluding goodwill)	717	—	717
Impairment of goodwill	—	—	—

Total pretax cost	$2,981	$221	$3,202

After tax cost	$2,981	$221	$3,202

	First Six Months Fiscal 2013
	Continuing Operations	Discontinued Operations	Total
(In thousands)
	(unaudited)	(unaudited)	(unaudited)
Restructuring, environmental remediation and other charges	$827	$508	$1,335
Impairment of long-lived assets (excluding goodwill)	—	434	434
Impairment of goodwill	—	—	—

Total pretax cost	$827	$942	$1,769

After tax cost	$827	$942	$1,769

The results of operations, impairment of long-lived assets, restructuring and other charges for businesses sold and shut down are reported as discontinued operations. The gains and losses on consummated transactions involving the sale of operations are included as part of net (loss) income from discontinued operations.

AHC completed its most recent annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal 2012. AHC recorded no goodwill impairment charges in fiscal 2012 or 2010, but its goodwill impairment charges for fiscal 2011 amounted to $10.8 million and $0.2 million for continuing and discontinued operations, respectively. AHC’s impairment charges for identifiable intangible assets for continuing and discontinued operations amounted to $24.6 million, $8.2 million, and $1.2 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively, which represent write downs of AHC’s intangible assets to their fair values.

For its long-lived assets, during the fourth quarter of fiscal 2012, AHC determined that its equity investment in the purchaser of BLK DNM was fully impaired due to continued poor operating performance and negative cash flows. AHC retained an equity interest after the sale of its BLK DNM business during the second quarter of fiscal 2012. AHC also recognized impairment charges of $0.7 million related to an exited facility in Trenton, Tennessee due to a decline in market value. This charge was recorded during fiscal 2012 at the time the facility was sold to a third-party. Further AHC recognized an impairment of fixed assets of $4.4 million during fiscal 2012 related to shutting down its Lamb & Flag operations.

Roll-forwards of the major components of the impairment of long-lived assets and restructuring, environmental remediation and other charges for fiscal 2011 and fiscal 2012 and the first six months of fiscal 2013 recorded in continuing operations are as follows:

	Contractual Obligations	Employee Severance and Termination Benefits	Impairment of Long- Lived Assets	Restructuring, Environmental Remediation and Other Charges	Total
(In thousands)
Accrual as of January 29, 2011	$894	$384	$—	$10,349	$11,627
Provision	342	1,093	13,325	1,216	15,976
Non-cash utilization	—	—	(13,325)	—	(13,325)
Utilization	(763)	(1,236)	—	(2,007)	(4,006)

Accrual as of January 28, 2012	473	241	—	9,558	10,272
Provision	142	1,974	2,349	2,975	7,440
Non-cash utilization	—	—	(2,349)	—	(2,349)
Utilization	(467)	(1,777)	—	(464)	(2,708)

Accrual as of February 2, 2013	148	438	—	12,069	12,655
Provision (unaudited)	24	511	—	292	827
Non-cash utilization (unaudited)	—	—	—	—	—
Utilization (unaudited)	(93)	(856)	—	(363)	(1,312)

Accrual as of August 3, 2013 (unaudited)	$79	$93	$—	$11,998	$12,170

Roll-forwards of the major components of the impairment of long-lived assets and restructuring, environmental remediation and other charges for fiscal 2011 and fiscal 2012 and the first six months of fiscal 2013 recorded in discontinued operations are as follows:

	Contractual Obligations	Employee Severance and Termination Benefits	Impairment of Long- Lived Assets	Restructuring, Environmental Remediation and Other Charges	Total
(In thousands)
Accrual as of January 29, 2011	$22,047	$791	$—	$188	$23,026
Provision (reversal)	(90)	554	6,138	25	6,627
Non-cash utilization	—	—	(6,138)	—	(6,138)
Utilization	(7,925)	(805)	—	(213)	(8,943)

Accrual as of January 28, 2012	14,032	540	—	—	14,572
Provision (reversal)	(599)	551	4,380	457	4,789
Non-cash utilization	—	—	(4,380)	—	(4,380)
Utilization	(12,215)	(1,031)	—	(170)	(13,416)

Accrual as of February 2, 2013	1,218	60	—	287	1,565
Provision (unaudited)	230	269	434	9	942
Non-cash utilization (unaudited)	—	—	(434)	—	(434)
Utilization (unaudited)	(1,211)	(100)	—	(36)	(1,347)

Accrual as of August 3, 2013 (unaudited)	$237	$229	$—	$260	$726

Contractual obligations represent adverse contractual arrangements under which losses are probable and estimable and where there is no future economic benefit. These include make-whole payments to PVH Corp. (“PVH”) as a result of the termination of the Calvin Klein license agreement and minimum lease payments, as well as costs related to vacated leased spaces for the exited Lamb & Flag business.

In continuing and discontinued operations, contractual obligations and employee severance and termination benefits will largely be settled through the first quarter of fiscal 2015 in accordance with the related agreements.

During fiscal 2013, AHC expects actions to be taken that will result in additional restructuring charges to continuing operations of less than $0.5 million and additional net cash outflows related to restructuring activities of approximately $1.2 million. AHC expects actions to be taken that will result in additional restructuring charges to discontinued operations of approximately $0.2 million and additional net cash outflows related to restructuring activities of approximately $0.6 million.

Discontinued Operations

During the second quarter of fiscal 2013, AHC divested its Zobha business in order to focus resources on its larger contemporary and juniors brands.

During the first quarter of fiscal 2013, AHC sold its Baby Phat trademark to a licensee after having also shut down its Baby Phat wholesale operations during the fourth quarter of fiscal 2012. AHC previously sold its Phat Farm trademark to the same licensee in the second quarter of fiscal 2012. The disposal of these trademarks (collectively, “Phat Licensing”) and related wholesale operations resulted from its decision to exit the urban wear market generally and refocus AHC’s efforts on its larger contemporary and Juniors brands.

In the fourth quarter of fiscal 2012, AHC sold the equity interests of Royal Robbins, LLC, and certain assets and liabilities of its Royal Robbins Canada operations to an unrelated third party.

In the third quarter of fiscal 2012, AHC discontinued its Lamb & Flag operations, and in the second quarter of fiscal 2012, AHC sold substantially all the assets and liabilities of its BLK DNM operations. The decision to exit both these businesses resulted from the determination that AHC’s startup brands are not aligned with its current strategic initiatives.

In the fourth quarter of fiscal 2011, AHC discontinued its Adam operations and Koret businesses due to poor operating performance.

The results of operations and restructuring and other charges for the discontinued operations are reported as discontinued operations in AHC’s consolidated financial statements included elsewhere in this prospectus, for all periods presented. Additionally, assets and liabilities of the discontinued operations are segregated in AHC’s consolidated financial statements included elsewhere in this prospectus.

The following table provides summarized operating results for fiscal 2010, fiscal 2011 and fiscal 2012 and the first six months of fiscal 2012 and fiscal 2013 for discontinued operations.

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
(In thousands, except effective tax rate)
				(unaudited)	(unaudited)
Net sales	$52,454	$63,199	$47,163	$28,583	$1,097
Cost of products sold	24,097	45,928	34,014	20,613	1,758

Gross profit	28,357	17,271	13,149	7,970	(661)
Selling, general and administrative expenses	17,238	26,771	20,184	13,381	1,848
Amortization of intangible assets	83	108	294	261	—
Restructuring and other charges	3,575	489	409	221	508
Impairment of long-lived assets (excluding goodwill)	24,129	5,913	4,380	—	434
Impairment of goodwill	—	225	—	—	—
Interest expense, net	—	471	1,616	869	—
Other (income) expense, net	(688)	15	(11,730)	(2,172)	(768)

Loss before provision for income taxes	(15,980)	(16,721)	(2,004)	(4,590)	(2,683)
Provision for income taxes	411	(141)	49	208	(11,913)

Net (loss) income from discontinued operations	$(16,391)	$(16,580)	$(2,053)	$(4,798)	$9,230

Effective tax rate	(2.6)%	0.8%	(2.4)%	(4.5)%	N.M.

Net sales for discontinued operations during the first six months of fiscal 2013 were $1.1 million compared to $28.6 million for the first six months of fiscal 2012, at which time the Zobha, Phat Licensing, Lamb & Flag, BLK DNM, Royal Robbins and Baby Phat Wholesale businesses were all still in operation. The significant decrease of $27.5 million, or 96.2% from the first six months of fiscal 2012 to the first six months of fiscal 2013 is attributable to the fact that Zobha and Phat Licensing were the only aforementioned businesses still in operation during the first six months of fiscal 2013. Net sales for discontinued operations for fiscal 2012 were $47.2 million, compared to $63.2 million in fiscal 2011, decreasing $16.0 million, or 25.4%. $16.0 million of the decrease in net sales is due to the shutdown of the Adam operations and Koret businesses at the end of fiscal 2011. Net sales for fiscal 2011 were $63.2 million, compared to $52.5 million in fiscal 2010, increasing $10.7 million, or 20.5%. The increase is primarily a result of the addition of the Baby Phat wholesale operations in fiscal 2011.

Cost of products sold for discontinued operations during the first six months of fiscal 2013 was 1.8, versus $20.6 million in the first six months of fiscal 2012 due to the fact that the businesses described in the immediately prior paragraph were no longer in operation after the first six months of fiscal 2012. Cost of products sold for discontinued operations for fiscal 2012 was $34.0 million, decreasing $11.9 million, or 25.9%, versus $45.9 million for fiscal 2011. Cost of products sold for discontinued operations for fiscal 2011 was $45.9 million, increasing $21.8 million, or 90.6%, versus $24.1 million for fiscal 2010.

Gross profit/gross margin for discontinued operations was 27.9% during the first six months of fiscal 2012. During the first six months of fiscal 2013, AHC experienced a negative gross margin of (60.3)% primarily due to the concessions granted to customers of AHC’s Baby Phat licensing business to liquidate the inventory of this discontinued business. Gross profit/gross margin increased 60 basis points to 27.9% in fiscal 2012 from 27.3% in fiscal 2011. Gross profit/gross margin decreased 2,680 basis points to 27.3% in fiscal 2011 from 54.1% in fiscal 2010. The decrease from fiscal 2010 to fiscal 2011 is due to the substantial negative margins realized in 2011 from the Adam operations and Koret operations. While these charges did not recur in fiscal 2012, margin improvement was partially offset by the charges of $2.1 million incurred to liquidate the Lamb & Flag and Baby Phat wholesale inventory in fiscal 2012.

Selling, general and administrative expenses for discontinued operations in the first six months of fiscal 2013 was $1.8 million, representing costs associated with AHC’s Zobha business prior to the divestiture thereof. During the first six months of fiscal 2012, SG&A for discontinued operations was $13.4 million, or 46.8%, of sales for discontinued operations, at which time the Zobha, Phat Licensing, Lamb & Flag, BLK DNM, Royal Robbins and Baby Phat Wholesale businesses were still operating. Selling, general and administrative expenses for discontinued operations in fiscal 2012 were $20.2 million, compared to $26.8 million in fiscal 2011, decreasing $6.6 million, or 24.6%. The decrease is attributable to exiting the Adam operations and Koret businesses in the fourth quarter of fiscal 2011, for which these costs were eliminated. SG&A expenses for fiscal 2011 were $26.8 million, compared to $17.2 million in fiscal 2010, increasing $9.5 million, or 55.3%. The increase resulted from incurring only partial year charges related to the startup of the BLK DNM operations and acquisition of the Adam operations in 2010. AHC also incurred additional expenses related to the addition of the Zobha and Baby Phat wholesale operations in the third quarter of fiscal 2011.

Amortization of intangible assets for discontinued operations is related to the definite-lived assets recognized as a result of acquiring the Royal Robbins and Adam brands. Amortization remained relatively unchanged at $0.1 million in fiscal 2010 and fiscal 2011 and was $0.3 million in fiscal 2012. Amortization was $0 for the first six months of fiscal 2013 and $0.3 million for the first six months of fiscal 2012.

Restructuring and other charges for discontinued operations were $0.5 million during the first six months of fiscal 2013, and $0.2 million during the first six months of fiscal 2012. Charges recognized during the first six months of fiscal 2013 were primarily related to costs to divest AHC’s Zobha business, while the changes recognized during the first six months of fiscal 2012 resulted from the recognition of costs to exit AHC’s Lamb & Flag business, partially offset by adjustments to decrease AHC’s estimated reserves on exited lease spaces and other shutdown costs. Restructuring and other charges for discontinued operations decreased from $0.5 million in fiscal 2011 to $0.4 million in fiscal 2012. Charges recognized in fiscal 2012 primarily relate to costs incurred to exit our Lamb & Flag business, partially offset by reversals of previously accrued make-whole payments related to our terminated Calvin Klein license agreement. Charges recognized in fiscal 2011 primarily relate to costs incurred to exit our Adam business, partially offset by reversals of accrued make-whole payments for our Calvin Klein license agreement. Restructuring and other charges decreased from $3.6 million in fiscal 2010 to $0.5 million during fiscal 2011 as a result of recognizing various costs in fiscal 2010 to reduce overhead and obtain operational efficiencies within our Phat Licensing business.

Impairment of long-lived assets for discontinued operations was $0.4 million for the first six months of fiscal 2013 due to the write-off of obsolete fixed assets related to AHC’s Zobha business. Impairment of long-lived assets was $4.4 million for fiscal 2012, decreasing $1.5 million from

$5.9 million in fiscal 2011. The decrease is primarily due to recognizing impairment losses of $5.2 million on our Phat Licensing and Adam intangible assets in fiscal 2011, partially offset by the write-down of the Lamb & Flag fixed assets of $4.4 million in fiscal 2012. Impairment of long-lived assets decreased from $24.1 million in fiscal 2010 to $5.9 million in fiscal 2011. In fiscal 2010, we recognized an impairment charge of $24.1 million on our Phat Licensing trademarks due to the declining results of our licensees, which was partially offset by the additional impairment charges recognized for our Phat Licensing and Adam intangible assets in fiscal 2011.

Interest expense, net for discontinued operations incurred on the portion of debt required to be repaid upon completing the sale of the Royal Robbins operations in the fourth quarter of fiscal 2012 was retrospectively allocated to discontinued operations in fiscal 2011 and fiscal 2012. Interest expense, net for discontinued operations was $0 in the first six months of fiscal 2013 compared to $0.9 million in the first six months of fiscal 2012. This balance increased to $0.5 million in fiscal 2011 from no interest expense in fiscal 2010 and to $1.6 million in fiscal 2012 as AHC did not obtain financing under the Wells Fargo Facility and the Cerberus Term Loan until the third quarter of fiscal 2011.

Other (income) expense, net from discontinued operations during the first six months of fiscal 2013 was income of $0.8 million, representing the gain on the sale of the Baby Phat trademark. Other (income) expense, net for discontinued operations was income of $2.2 in the first six months of fiscal 2012, which primarily consisted of a $3.7 million gain on the sale of AHC’s Phat Farm trademark, partially offset by a loss recognized on the sale of AHC’s BLK DNM business. Other (income) expenses, net increased from $0 in fiscal 2011 to income of $11.7 million in fiscal 2012. This change resulted from the $9.1 million gain realized on AHC’s sale of the Royal Robbins business and the $3.7 million gain realized on the sale of AHC’s Phat Farm trademark, partially offset by the $1.9 million loss recognized on the sale of the BLK DNM operations in fiscal 2012. No operations were disposed of in fiscal 2011 through sale transactions.

Effective tax rates for discontinued operations for fiscal 2010, fiscal 2011 and fiscal 2012 differs from the U.S. statutory rate of 35% primarily due to a full valuation allowance on current year deferred tax assets offset in part by state taxes. The rate for the first six months of fiscal 2013 differs from the U.S. statutory rate of 35% primarily due to a release of valuation allowance. The release in valuation allowance is primarily due to the allocation of the disallowed tax loss on the sale of the Baby Phat trademark to intangible assets with indefinite lives resulting in fewer deferred tax liabilities that cannot be offset against deferred tax assets for valuation allowance purposes. The effective tax rate for discontinued operations for the first six months of fiscal 2012 differs from the U.S. statutory rate of 35% primarily due to an increase in the valuation allowance offset in part by state taxes and the lower tax rate on foreign earnings.

AHC expects to have future net cash outflows related to its discontinued operations of approximately $1.5 million, which is primarily payable through fiscal 2014.

Quarterly Financial Data

The following table presents AHC’s unaudited consolidated quarterly results of operations for the ten fiscal quarters ended August 3, 2013. This table includes all adjustments, consisting only of normal recurring adjustments that AHC considers necessary for fair presentations of its financial position and operating results for the quarters presented:

	Quarter Ended
	April 30, 2011	July 30, 2011	October 29, 2011	January 28, 2012	April 28, 2012	July 28, 2012	October 27, 2012	February 2, 2013	May 4, 2013	August 3, 2013
(In thousands, unaudited)
Net Revenues	$146,102	$164,010	$194,517	$158,217	$151,664	$167,781	$203,355	$185,195	$170,714	$193,253
Cost of products sold	107,460	119,191	143,480	119,979	113,737	121,556	140,440	132,172	124,673	131,358

Gross Profit	38,642	44,819	51,037	38,238	37,927	46,225	62,915	53,023	46,041	61,895
Operating expenses:
Selling, general and administrative expenses	38,641	40,201	37,145	39,233	41,814	41,712	45,786	48,443	45,174	48,329
Amortization of intangible assets	350	350	766	475	475	475	475	474	475	475
Restructuring, environmental remediation and other charges	1,367	323	109	852	988	1,276	556	2,271	782	45
Impairment of long-lived assets (excluding goodwill)	—	—	—	2,504	—	717	9	1,623	—	—
Impairment of goodwill	—	—	—	10,821	—	—	—	—	—	—
Change in fair value of contingent consideration	—	—	—	(1,578)	—	(4,507)	—	(2,655)	—	(54)

Total operating expenses	40,358	40,874	38,020	52,307	43,277	39,673	46,826	50,156	46,431	48,795

(Loss) income from operations	(1,716)	3,945	13,017	(14,069)	(5,350)	6,552	16,089	2,867	(390)	13,100
Interest expense, net	28,746	29,917	33,672	34,813	37,291	36,860	23,773	24,459	24,303	19,368
Gain on acquisition, net of tax	—	—	—	—	—	—	—	—	—	—
Gain on debt extinguishment	—	—	—	—	—	—	—	—	—	—
Other expense, (income) net	674	597	(314)	957	667	548	609	899	338	895

Loss before provision for income taxes	(31,136)	(26,569)	(20,341)	(49,839)	(43,308)	(30,856)	(8,293)	(22,491)	(25,031)	(7,163)
Provision for income taxes	1,296	1,169	556	380	1,238	1,007	(58)	(1,479)	1,354	1,325

Net loss from continuing operations	(32,432)	(27,738)	(20,897)	(50,219)	(44,546)	(31,863)	(8,235)	(21,012)	(26,385)	(8,488)
Net income (loss) from discontinued operations, net of income taxes	1,793	(1,894)	(960)	(15,519)	(2,609)	(2,189)	(6,660)	9,405	11,276	(2,046)

Net loss	$(30,639)	$(29,632)	$(21,857)	$(65,738)	$(47,155)	$(34,052)	$(14,895)	$(11,607)	$(15,109)	$(10,534)

Liquidity and Capital Resources

AHC has substantial indebtedness as a result of its February 2008 acquisition of Kellwood Company by the Pre-IPO Stockholders. Since its acquisition, AHC has incurred additional debt in order to fund negative cash flows, principally due to significant cash outflows resulting from its numerous restructuring activities, the significant level of interest expense arising from its substantial indebtedness, and significant cash outflows related to payments for acquisitions. The retail and apparel industry and economy as a whole have suffered recessionary conditions, a decline in employment levels and declines in consumer confidence in a number of the years since the acquisition of Kellwood Company by affiliates of Sun Capital, which have negatively impacted operating results. As a result, AHC has been, and continues to be, challenged by its heavily leveraged capital structure, negative cash flows, and significant level of interest expense.

AHC currently funds its cash requirements primarily through cash generated from operations and relies on its revolving credit facility for cash borrowings as needed. At February 2, 2013, its borrowing base provided for a borrowing level of $110.9 million under the Wells Fargo Facility and there were borrowings outstanding and letters of credit outstanding of $79.8 million and $13.3 million, respectively. AHC expects that cash on hand, cash flows from operating activities, and available credit under the Wells Fargo Facility will be adequate to meet its liquidity needs for the next 12 months. As of August 31, 2013, availability under the Wells Fargo Facility was $12.3 million.

AHC will continue to evaluate potential financing transactions, including refinancing certain tranches of its indebtedness, issuing incremental debt, obtaining incremental letter of credit facilities and extending maturities of its existing debt, as well as evaluating other potential transactions which may provide it with additional liquidity. In addition, AHC’s capital and SG&A spending, restructuring plans, and growth initiatives contain discretionary elements. The discretionary elements can be deferred or otherwise eliminated in the near term to provide additional flexibility to manage its liquidity requirements. However, there can be no assurance as to which, if any, of these alternatives AHC may choose, or whether financing or refinancing will be available to it on acceptable terms or at all.

Wells Fargo Facility

On October 19, 2011, Kellwood Company and certain of its domestic subsidiaries, as borrowers, (“Borrowers”), entered into a credit agreement with the Wells Fargo Bank, National Association, as agent, and lenders from time to time party thereto, as amended, the Wells Fargo Facility. The Wells Fargo Facility provides the Borrowers with a non-amortizing senior revolving credit facility with aggregate lending commitments of $160.0 million, reduced to $155.0 million by the December 31, 2012 Amendment described below. The Wells Fargo Facility terminates at the earliest to occur of (a) October 19, 2016, (b) 90 days prior to the scheduled December 31, 2014, maturity date of the 12.875% Notes (including any extension effective on or prior to such 90th day prior to such scheduled maturity date) or (c) 90 days prior to the scheduled maturity date of the Cerberus Term Loan (including any extension effective on or prior to such 90th day prior to such scheduled maturity date). The amount which the Borrowers may borrow from time to time under the Wells Fargo Facility is determined on the basis of a borrowing base formula that is a percentage of Kellwood Company’s accounts receivable and inventory that meet eligibility criteria specified in the Wells Fargo Facility, but in no case more than the aggregate lending commitments of the participating lenders. All borrowings under the Wells Fargo Facility bear interest at a rate per annum equal to an applicable margin (ranging from 2.5% to 3.0% per annum for LIBOR Revolver Loans (as defined therein) and 1.25% to 1.75% for Base Rate Loans (as defined therein) based on average availability under the Wells Fargo Facility plus, at the Borrowers’ election, LIBOR or a Base Rate (as defined in the Wells Fargo Facility)). In addition to paying interest, the Borrowers will pay a periodic commitment fee to the lenders under the Wells Fargo Facility based on the amount of unused availability under the borrowing base formula. The Wells Fargo Facility is secured by a first-priority security interest in substantially all of the assets of the Borrowers, principally consisting of accounts receivable, inventory, and intellectual property. The Wells Fargo Facility contains certain customary representations, warranties, provisions and restrictions. The Wells Fargo Facility requires that the Borrowers maintain a fixed charge coverage ratio of at least 1:1 during any Covenant Testing Period (as defined in therein) which is triggered when excess availability is below 12.5% of the aggregate commitments under the Wells Fargo Facility (the “Covenant Testing Trigger Date”). The fixed charge ratio is defined as the ratio of Consolidated EBITDA (as defined in the Wells Fargo Facility) (with certain addbacks as defined in the Wells Fargo Facility for certain restructuring charges, startup losses in newly developed brands, costs incurred in certain acquisitions, management fees, as well as certain other costs and charges) minus certain capital expenditures and certain distributions, redemptions and management fees; to fixed charges, defined as consolidated net interest expense paid or payable in cash, scheduled principal payments on debt in cash and certain earnout payments paid in cash, excluding earnout payments related to the Vince brand for the 2011 fiscal year, up to a certain amount, calculated over the trailing four fiscal quarters. Upon the occurrence and during the continuance of an event of default or upon the occurrence of a Covenant Testing Trigger Date, a cash dominion period will go into effect whereby the agent has the ability to direct the disposition of the balances in controlled deposit accounts. The cash dominion period will expire when availability is over 12.5% of the aggregate commitments under the Wells Fargo Facility for a period of 90 consecutive days and any other events of default have been waived.

On March 23, 2012, Kellwood Company amended the Wells Fargo Facility to modify the Covenant Testing Period such that it is now triggered when excess availability is below $5.0 million, and triggered the cash dominion period, as defined therein. This amendment was entered into in consideration for a guaranty of payment of Kellwood Company’s obligations under the Wells Fargo Facility and a $20.0 million letter of credit to the benefit of Wells Fargo Bank, National Association, as agent, issued by an affiliate of Sun Capital for repayment under the guaranty should it ever become payable pursuant to its terms.

On April 20, 2012, Kellwood Company amended the Wells Fargo Facility to extend the modification to the Covenant Testing Period to be in effect until March 21, 2014 unless the guaranty described above is no longer in effect or the full face amount of the letter of credit described above is no longer available to be drawn. The guaranty will be released, the letter of credit returned and the trigger for the Covenant Testing Period will return to the pre-amendment level when availability is above $35.0 million for 90 consecutive days and is projected to remain above $25.0 million through the remaining term of the Wells Fargo Facility. This amendment also provided for the consent of the Wells Fargo Facility lenders to the additional loans under the Sun Loan Agreements.

On December 31, 2012, Kellwood Company amended the Wells Fargo Facility to obtain consent to the sale of the Royal Robbins business, to release Royal Robbins, LLC as a Borrower and/or Obligor under the Wells Fargo Facility, and to release the agent’s lien on the assets of the Royal Robbins business. Additionally, the first $10 million of the net cash proceeds arising from the cash purchase price paid at closing (excluding any escrow amount) were to be applied to the Cerberus Term Loan and the remaining portion to be remitted to the Wells Fargo Facility. This amendment also resulted in a permanent reduction to availability of $5.0 million.

On June 28, 2013, Kellwood Company and the lenders under the Wells Fargo Facility entered into a consent pursuant with respect to Kellwood Company’s incurrence of Term Loan G under the Sun Term Loan B/C/D/E/F/G Agreement.

In connection with consummation of this offering, Kellwood Company, LLC will refinance the Wells Fargo Facility. See “Use of Proceeds” and “Restructuring Transactions.”

Sun Promissory Notes

On May 2, 2008, AHC issued the Sun Promissory Notes in amounts totaling $300.0 million. The unpaid principal balance of the note accrues interest at 15% per annum until the maturity date of October 15, 2011, at which point any unpaid principal balance of the note shall accrue interest at a rate of 17% per annum until the note is paid in full. All interest which is not paid in cash on or before an interest payment date shall be deemed paid in kind and added to the principal balance of the note. All interest accrued shall be deemed interest paid in kind unless an election is made otherwise. No interest has been paid on the Sun Promissory Notes.

On July 19, 2012, AHC amended the Sun Promissory Notes to extend the maturity date to October 15, 2016 and reduce the interest rate to 12% per annum until maturity, at which point any unpaid principal balance of the notes shall accrue interest at a rate of 14% per annum until the notes are paid in full.

On December 28, 2012, all interest accrued under the note prior to July 19, 2012 was waived. This resulted in an increase to additional paid-in-capital in the amount of $270.8 million as both parties were under the common control of affiliates of Sun Capital.

Effective June 18, 2013, an affiliate of Sun Capital contributed $407.5 million of indebtedness under the Sun Capital Loan Agreement and the Sun Promissory Notes as a capital contribution to AHC in the Sun Capital Contribution.

Sun Capital Loan Agreement

AHC is party to the Sun Capital Loan Agreement with SCSF Kellwood Finance, LLC (“SCSF Finance”) and Sun Kellwood Finance (as successors to Bank of Montreal) for a $72.0 million line of credit. Under the terms of this agreement, as amended from time to time, interest accrues at the greater of prime plus 2% per annum or LIBOR plus 4.75% per annum and is due by the last day of each fiscal quarter. The principal balance of the loan which remains unpaid after demand for repayment or during the existence of any other Event of Default, as defined in the credit agreement, bears interest until paid in full at a post-maturity rate of 2% per annum above the rate otherwise applicable. Interest on the loan is payable either in immediately available funds on each interest payment date or by adding such interest to the unpaid principal balance of the loan on each interest payment date. No interest has been paid on the Sun Capital Loan Agreement. The original maturity date of the loan was August 6, 2009. On July 19, 2012, the maturity date of the loan was extended to August 6, 2014.

On December 28, 2012, Sun Kellwood Finance and SCSF Finance waived all interest capitalized and accrued under the loan authorization agreement prior to July 19, 2012. As all parties are under the common control of affiliates of Sun Capital, this transaction resulted in a capital contribution of $18.2 million, which was recorded as an adjustment to additional paid-in-capital as of February 2, 2013.

Effective June 18, 2013, an affiliate of Sun Capital contributed $407.5 million of indebtedness under the Sun Capital Loan Agreement and the Sun Promissory Notes as a capital contribution to AHC in the Sun Capital Contribution.

Cerberus Term Loan

On October 19, 2011, Kellwood Company and certain of its domestic subsidiaries, as borrowers, entered into the Cerberus Term Loan with Cerberus Business Finance, LLC (the “Agent”) as collateral agent, and the lenders from time to time party thereto. The Cerberus Term Loan provides the

Borrowers with a non-amortizing secured Cerberus Term Loan in an aggregate amount of $55.0 million. The Cerberus Term Loan terminates at the earliest to occur of (a) October 19, 2015, (b) the date on which the Wells Fargo Facility has been paid in full and all commitments thereunder have been terminated, (c) 60 days prior to the scheduled December 31, 2014 maturity date of the 12.875% Notes (including any extensions thereof agreed to after October 19, 2011) or (d) the date on which the term loans under the Sun Term Loan Agreements are accelerated. All borrowings under the Cerberus Term Loan bear interest, from the date of the agreement until the effective date of the amendment described below at a rate per annum equal to an applicable margin (10.25% per annum for LIBOR Rate Loans (as defined therein) and 7.75% for Reference Rate Loans (as defined therein)) plus, at the Borrowers’ election, LIBOR or a Reference Rate as defined in the Cerberus Term Loan. The Cerberus Term Loan is secured by a security interest in substantially all of the assets of the Borrowers, principally consisting of accounts receivable, inventory and intellectual property, which security interest is contractually subordinated to security interests of the lenders under the Wells Fargo Facility. The Cerberus Term Loan contains certain customary representations, warranties, provisions and restrictions. The Cerberus Term Loan required that the Borrowers maintain a fixed charge coverage ratio as of each fiscal quarter end prior to the effective date of the amendment described below of at least 1:1. The fixed charge ratio is defined as the ratio of Consolidated EBITDA (as defined in the December 31 amendment to the Cerberus Term Loan as described below ) (with certain addbacks as defined in the amended Cerberus Term Loan for certain restructuring charges, startup losses in newly developed brands, costs incurred in certain acquisitions, as well as certain other costs and charges) minus certain capital expenditures and certain distributions, redemptions and management fees; to fixed charges, defined as consolidated net interest expense paid or payable in cash, scheduled principal payments on debt in cash and certain earnout payments paid in cash, excluding earnout payments related to the Vince brand for the 2011 fiscal year, up to a certain amount, calculated over the trailing four fiscal quarters. The Cerberus Term Loan also required that the Borrowers maintain a leverage ratio as defined in the Cerberus Term Loan and ranging from 2.85:1 to 4.25:1 during the life of the Cerberus Term Loan prior to the effective date of the amendment described below. The leverage ratio is defined as the ratio of indebtedness secured by a lien on any collateral (including the debt under the Wells Fargo Facility and Cerberus Term Loan and capitalized leases, but excluding the debt under the Sun Loan Agreements (as defined below) and the 12.875% Notes), divided by Consolidated EBITDA (as defined in the December 31 amendment to the Cerberus Term Loan described below) for the trailing four fiscal quarters.

On January 26, 2012, Kellwood Company obtained a waiver to the Cerberus Term Loan until the end of the first quarter of fiscal 2012 (the “Waiver Period”) as AHC anticipated not being in compliance with the fixed charge coverage ratio and the leverage ratio covenants as of January 28, 2012. In conjunction with this waiver, Kellwood Company paid the Agent a $75,000 waiver fee and an affiliate of Sun Capital provided the Agent with a $10.0 million letter of credit. The waiver required the parties to the Cerberus Term Loan to work in good faith during the Waiver Period to amend the financial covenants set forth in the Cerberus Term Loan at levels mutually acceptable to all parties.

On March 23, 2012, Kellwood Company entered into a waiver consenting to the March 23, 2012 amendment entered into with respect to the Wells Fargo Facility referred to above.

On April 20, 2012, Kellwood Company entered into Consent and Amendment No. 1 to Cerberus Term Loan. This amendment provided for the consent of the Cerberus Term Loan lenders to the additional term loans under the Sun Loan Agreement (as defined below), the release of the $10.0 million letter of credit noted above and the delivery of Kellwood Company’s audited fiscal 2011 financial statements within 97 days of the fiscal year-end. This amendment increased the applicable margins for borrowings under the Cerberus Term Loan which bore interest from and after the effective date of the amendment at a rate per annum equal to an applicable margin (ranging from 10.75% to 11.25% per annum for LIBOR Rate Loans (as defined in the Cerberus Term Loan) and 8.25% to

8.75% for Reference Rate Loans (as defined in the Cerberus Term Loan) based on leverage and income tests under the Cerberus Term Loan) plus, at the Borrowers’ election, LIBOR or a Reference Rate as defined in the Cerberus Term Loan. The amendment also provided for a portion of such interest equal to 1% per annum to be paid-in-kind and added to the principal amount of such term loans at Kellwood Company’s option so long as no event of default exists. The amendment also modified the financial covenant levels required to be maintained by the Borrowers beginning with the second quarter of fiscal 2012 for each financial covenant. The Cerberus Term Loan, as amended, requires that the Borrowers maintain a fixed charge coverage ratio as of each fiscal quarter end (beginning with the second quarter of fiscal 2012) ranging from 0.14:1 to 1.28:1 during the life of the Cerberus Term Loan. The Cerberus Term Loan, as amended, also required that the Borrowers maintain a leverage ratio as defined in the Cerberus Term Loan and ranging from 2.44:1 to 7.77:1 during the life of the Cerberus Term Loan (beginning with the second quarter of fiscal 2012). The minimum fixed charge coverage ratios for the second, third and fourth quarters of fiscal 2012 were 0.14:1, 0.41:1 and 0.67:1, respectively. The minimum fixed charge coverage ratios for 2013 were 0.89:1, 1.24:1, 1.28:1, and 1.22:1 for the first through fourth quarters, respectively. Subsequent to 2013, the quarterly minimum fixed charge coverage ratio remained at 1.22:1. The maximum leverage ratios for the second, third and fourth quarters of fiscal 2012 were 7.77:1, 5.71:1 and 3.51:1, respectively. The maximum leverage ratios for 2013 were 3.47:1, 358:1, 3.08:1, and 2.44:1 for the first through fourth quarters, respectively. Subsequent to 2013, the maximum quarterly leverage ratio remains at 2.44:1.

On December 31, 2012, Kellwood Company amended the Cerberus Term Loan to obtain consent to the sale of the Royal Robbins business, to release Royal Robbins, LLC as a Borrower and/or Obligor under the Cerberus Term Loan, and to release the agent’s lien on the assets of Royal Robbins. This amendment required the prepayment of the obligations under the Cerberus Term Loan in an amount not less than $10.0 million from a portion of the proceeds from the sale of Royal Robbins, with the remaining funds to be remitted to the Wells Fargo Facility. This amendment also redefined the definition Consolidated EBITDA to allow for certain additional addbacks.

On May 3, 2013, Kellwood Company amended the Cerberus Term Loan in anticipation of not being in compliance with the fixed charge coverage ratio covenant during fiscal 2013. This amendment modified the definition of the fixed charge coverage ratio to allow Kellwood Company to exclude certain types of capital expenditures in the calculation of the minimum fixed charge coverage ratio for the second, third, and fourth quarters of fiscal 2013, not to exceed $7.5 million in total. Additionally, this amendment modified the minimum fixed charge coverage ratios for the second, third, and fourth quarters of fiscal 2013 to be 1.10:1, 1.175:1, and 1.25:1, respectively. The minimum fixed charge coverage ratio for all fiscal quarters subsequent to fiscal 2013 was modified to be 1.25:1. Kellwood Company anticipates that it will be in compliance with all provisions of the amended Cerberus Term Loan during fiscal 2013, until consummation of this offering, at which time Kellwood Company, LLC will use a portion of the net proceeds from this offering to repay all amounts outstanding under the Cerberus Term Loan (and accrued and unpaid interest thereon). At February 2, 2013, Kellwood Company was in compliance with all provisions of the amended Cerberus Term Loan. On June 28, 2013, Cerberus and Kellwood Company entered into a consent to the Cerberus Term Loan with respect to AHC’s incurrence of the Term G Loan under the Sun Term Loan B/C/D/E/F/G Agreement.

In connection with consummation of this offering, Kellwood Company, LLC will use a portion of the net proceeds from the Kellwood Note Receivable to repay all amounts outstanding under the Cerberus Term Loan (and accrued and unpaid interest thereon) in full.

Sun Term Loan A/B/C/D/E/F/G Obligations

On July 23, 2009, Kellwood Company and certain of its domestic subsidiaries, as borrowers (the “Borrowers”), affiliates of Sun Capital, as lenders, and Sun Kellwood Finance, LLC, as collateral agent, entered into the Sun Term Loan A Loan Agreement pursuant to which the Sun Capital affiliated lenders made certain Term A loans with an original principal amount of $12.2 million, the proceeds of which were used by the Borrowers to fund payment of the principal amounts outstanding, plus accrued and unpaid interest on Kellwood Company’s 7.875% 1999 Debentures due July 15, 2009 that were not tendered as part of the exchange offer for the 12.875% Notes.

On October 19, 2011, the Sun Term Loan A Loan Agreement was amended and restated in order to conform to representations, warranties and covenants to that of the Wells Fargo Facility and the Cerberus Facility which were entered into on that date. The Sun Term Loan Agreements were also amended to provide a termination date of the earlier of (i) January 19, 2017 or (ii) the date on which the Cerberus Term Loan has been terminated; provided that, if the Cerberus Term Loan is extended, the stated maturity date set forth in (i) above shall be extended by a period of the same duration. The interest terms of the Sun Term Loan Agreements were amended such that the Sun Term Loan Agreements bear interest at 10% per annum (or 12% per annum in the case of the Term E Loans, Term F Loans and the Term G Loans described below) that will be added to the principal amounts of the term loans thereunder. If the availability under the Wells Fargo Facility is not less than $45.0 million, Kellwood Company may pay interest at a rate of 5% per annum in cash with respect to the Term A, B, C and D Loans and at a rate of 6% per annum in cash with respect to the Term E, F and G Loans. The Sun Term Loan Agreements are secured by a security interest in substantially all of the assets of the Borrowers, which security interest is contractually subordinated to the security interests of the lenders under the Wells Fargo Facility and the Cerberus Term Loan. The Sun Term Loan Agreements contain customary representations, warranties, provisions and restrictions substantially similar to Wells Fargo Facility and the Cerberus Term Loan.

The Sun Term Loan B/C/D Agreement, dated as of July 23, 2009 pursuant to which the lenders made certain (i) Term B Loans with an original principal amount of $22.4 million issued on January 4, 2011, the proceeds of which were used by the Borrowers solely to finance the acquisition of Rebecca Taylor, (ii) Term C Loans with an original principal amount of $14.9 million issued on March 18, 2011, the proceeds of which were used to fund working capital, capital expenditures and other general corporate purposes of the Borrowers and (iii) Term D Loans with an original principal amount of $10.0 million issued on August 5, 2011, the proceeds of which were used to fund all or any part of the purchase price or cost of design, construction, installation or improvement or lease of property (real or personal), plant or equipment (whether through the direct acquisition of such assets or the acquisition of capital stock of any person owning such assets) used in the business of the Borrowers.

On October 19, 2011, the Sun Term Loan B/C/D Agreement and the Sun Term Loan A Agreement each were amended and restated in order to confirm the related representations, warranties and covenants to those of the Wells Fargo Term Facility and the Cerberus Term Loan entered into on that date. The Sun Term Loan Agreements were also amended to provide a termination date of the earlier of (i) January 19, 2017 or (ii) the date on which the Cerberus Term Loan has been terminated; provided that, if the Cerberus Term Loan is extended, the stated maturity date set forth in (i) above shall be extended by a period of the same duration. The interest terms of the Sun Term Loan Agreements were amended such that the Sun Term Loan Agreements bear interest at 10% per annum (or 12% per annum in the case of the Term E Loans, Term F Loans and the Term G Loans described below) that will be added to the principal amounts of such term loans. If the availability under the Wells Fargo Facility is not less than $45.0 million, AHC may pay interest at a rate of 5% per annum in cash with respect to the Term A Loan, Term B Loan, Term C Loan and Term D Loans and at a rate of 6% per annum in cash with respect to the Term E Loan, Term F Loan and Term G Loan. The Sun Term Loan Agreements are secured by a security interest in substantially all of the assets of the Borrowers, which security interest is contractually subordinated to the security interests of the lenders under the Wells Fargo Facility and the Cerberus Term Loan. The Sun Term Loan Agreements contain customary representations, warranties, provisions and restrictions substantially similar to Wells Fargo Facility and the Cerberus Term Loan.

On April 20, 2012, Kellwood Company entered into an amendment and restatement of each of the Sun Term Loan Agreements. The Sun Term Loan B/C/D Agreement was amended and restated and became the Sun Term Loan B/C/D/E/F Agreement in order to (i) provide for new Term E Loans with an original principal amount of $5.1 million, the proceeds of which were used to finance costs and expenses and earnout payments in respect of certain acquisitions consummated by the Borrowers prior to the date of the Term E Loans, (ii) provide for new Term F Loans with an original principal amount of $24.9 million, the proceeds of which were used to fund working capital, capital expenditures and other general corporate purposes of the Borrowers, and (iii) conform certain covenant and definitional changes made to the Wells Fargo Facility and the Cerberus Term Loan. The primary reason for entering into the amendment and restatement of the Sun Term A Loan Agreement was to conform to the aforementioned changes made to the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan B/C/D Agreement. The Term E Loans and the Term F Loans bear interest at a rate of 12% per annum and such interest will be added to the principal amounts of such loans at the end of each fiscal quarter. If the availability under the Wells Fargo Facility is not less than $45.0 million, Kellwood Company may pay interest at a rate of 6% per annum in cash. No cash interest has been paid on the Sun Term Loan Agreements.

On June 28, 2013, Kellwood Company entered into an amendment and restatement of the Sun Term Loan B/C/D/E/F Agreement in order to (i) provide for new Term G Loans with an original principal amount of $5.0 million, the proceeds of which were used to fund working capital, capital expenditures and other general corporate purposes of the Borrowers and (ii) to conform to the changes made to the Wells Fargo Facility and the Cerberus Term Loan. On June 28, 2013 Kellwood Company also entered into an amendment to the Sun Term Loan A Agreement to allow for the addition of the Term G Loans and to conform to the changes made to the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan B/C/D/E/F Agreement.

In connection with consummation of this offering, Kellwood Company, LLC will use a portion of the net proceeds from the Kellwood Note Receivable to repay all amounts outstanding under the Sun Term Loan Agreements (and accrued and unpaid interest thereon) in full (after giving effect to indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates).

12.875% Notes

Interest on the 12.875% Notes is paid (a) in cash at a rate of 7.875% per annum payable in January and July; and (b) in the form of PIK interest at a rate of 5% per annum (“PIK Interest”) payable either by increasing the principal amount of the outstanding 12.875% Notes, or by issuing additional 12.875% Notes with a principal amount equal to the PIK Interest accrued for the interest period. The 12.875% Notes are guaranteed by various of Kellwood Company’s subsidiaries on a secured basis, which security interest is contractually subordinated to security interests of lenders under the Wells Fargo Facility, the Cerberus Term Loan and the Sun Loan Agreements. The 12.875% Notes contain certain customary provisions that, among other things, limit Kellwood Company’s ability to incur additional indebtedness, make certain restricted payments, dispose of assets or redeem or repurchase capital stock or prepay subordinated indebtedness.

In connection with consummation of this offering, Kellwood Company, LLC will use a portion of net proceeds from the Kellwood Note Receivable to discharge or repurchase all amounts outstanding under the 12.875% Notes (and accrued and unpaid interest thereon) in full.

7.625% Notes

On April 15, 2010, Kellwood Company repurchased $29.7 million in aggregate principal amount of the 7.625% Notes from an affiliate of Sun Capital for $9.1 million in cash. The repurchased 7.625% Notes were then retired. Approximately $87.0 million in aggregate principal amount of 7.625% Notes remain outstanding following the repurchase. Interest is payable in April and October. The extinguishment resulted in a gain of $15.9 million during 2010.

In connection with consummation of this offering, Kellwood Company, LLC will use a portion of net proceeds from the Kellwood Note Receivable offering to discharge or repurchase all amounts outstanding under the 7.625% Notes (and accrued and unpaid interest thereon) in full (after giving effect to indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates).

Cash (used in)/provided by operating activities.    Cash provided by operating activities primarily consists of net loss, adjusted for certain non-cash items including depreciation and amortization, share-based compensation, capitalized PIK interest expense, deferred income taxes, amortization of bond discounts and debt issuance costs, impairment, restructuring, environmental remediation and other charges, gains and losses on dispositions of various assets and businesses, and the effect of changes in working capital and other activities.

In the first six months of fiscal 2013, net cash used in operating activities was $41.0 million and consisted of a net loss of $25.6 million plus non-cash items of $21.5 million less changes in working capital and other activities of $36.9 million. Non-cash items consisted primarily of capitalized PIK interest expense of $23.3 million, deferred income tax benefit of $9.7 million, depreciation and amortization of $3.7 million, and amortization of bond discounts and debt issue costs of $3.5 million. Cash used in working capital and other activities consisted of an increase in receivables, net of $4.2 million, an increase in inventories, net of $18.8 million, an increase in prepaid and other current assets of $7.3 million and a decrease in accounts payable and other accrued expenses of $4.2 million as a result of timing of payments to vendors.

In the first six months of fiscal 2012, net cash used in operating activities was $41.0 million and consisted of a net loss of $81.2 million plus non-cash items of $61.5 million less changes in working capital and other activities of $21.4 million. Non-cash items consisted primarily of capitalized PIK interest expense of $55.2 million, depreciation and amortization of $4.6 million, amortization of bond discounts and debt issuance costs of $3.6 million, net gains of $2.4 million on the disposition of trademarks and businesses, and a net gain of $4.5 million on fair value of contingent consideration. Cash used in working capital and other activities consisted primarily of an increase in inventories, net of $8.3 million, an increase in receivables, net of $7.5 million as a result of timing of customer payments, an increase in prepaid expenses and other current assets of $2.3 million, and payments of liabilities associated with restructuring and environmental remediation activities of $7.4 million.

In fiscal 2012, net cash used in operating activities was $26.0 million and consisted of a net loss of $107.7 million plus non-cash items of $98.3 million less changes in working capital and other activities of $16.6 million. Non-cash items consisted primarily of capitalized PIK interest expense of $86.5 million, depreciation and amortization of $8.4 million, amortization of bond discounts and debt issuance costs of $7.2 million, impairment charges of $6.7 million, restructuring, environmental remediation and other charges of $5.5 million, gains on disposition of trademarks of $4.2 million, gains on disposition of businesses of $7.3 million and a net gain on fair value of contingent consideration of $7.2 million. Cash used for working capital and other activities consisted primarily of payments of liabilities associated with restructuring and environmental remediation activities of $16.1 million, a decrease in accounts payable and accrued expenses of $7.8 million due to timing of vendor payments and payroll, partially offset by an increase in other assets and liabilities of $5.7 million.

In fiscal 2011, net cash used in operating activities was $38.3 million and consisted of a net loss of $147.9 million plus $135.6 million of non-cash items less $26.0 million for changes in working capital and other activities. Non-cash items consisted primarily of capitalized PIK interest expense of

$92.1 million, depreciation and amortization of $11.1 million, amortization of bond discounts and debt issuance costs of $6.4 million, impairment charges of $19.5 million and restructuring, environmental remediation and other charges of $3.1 million. Cash used for working capital and other activities consisted primarily of an increase in receivables, net of $20.9 million due to increased net sales, an increase in inventories, net of $5.9 million due to a forecasted increase in net sales, payments of liabilities associated with restructuring and environmental remediation activities of $12.9 million, partially offset by an increase in accounts payable and accrued expense of $12.6 million due to timing of vendor payments and payroll.

In fiscal 2010, net cash used in operating activities was $44.7 million and consisted of a net loss of $104.5 million plus $118.2 million of non-cash items less $58.5 million for changes in working capital and other activities. Non-cash items consisted primarily of capitalized PIK interest expense of $75.1 million, depreciation and amortization of $10.3 million, amortization of bond discounts and debt issuance costs of $6.8 million, impairment charges of $24.6 million and restructuring, environmental remediation and other charges of $13.3 million, and a gain on debt extinguishment of $15.9 million. Cash used for working capital and other activities consisted primarily of an increase in inventories, net of $28.5 million due to timing of inventory purchases, payments of liabilities associated with restructuring and environmental remediation activities of $18.6 million, an increase in receivables, net of $5.8 million due to the timing of customer payments, and an increase in accounts payable and accrued expenses of $6.0 million due to timing of vendor payments and payroll.

Net cash (used in)/provided by investing activities.    Net cash from investing activities primarily relates to capital expenditures and payments for acquisitions and proceeds from dispositions. Net cash provided by investing activities was $0.5 million in the first six months of fiscal 2013 due primarily to proceeds received from the disposition of a trademark and other assets, partially offset by capital expenditures of $5.5 million. Net cash used in the first six months of fiscal 2012 was $2.5 million due to deposits to restricted accounts and capital expenditures, partially offset by proceeds from dispositions of trademarks and businesses. Net cash from investing activities increased $87.0 million from $69.6 million used in investing activities in fiscal 2011 to $17.5 million provided by investing activities in fiscal 2012. The increase is primarily attributable to significantly higher amounts of cash used in fiscal 2011 for cash purchase consideration related to the Vince acquisition, as well as proceeds received from the disposition of various trademarks, the disposition of two closed distribution center facilities, and the sale of the BLK DNM and Royal Robbins business during fiscal 2012. Net cash from investing activities decreased $35.5 million from $34.0 million used in investing activities in fiscal 2010 to $69.6 million used in investing activities in fiscal 2011. The change is due to significant cash purchase consideration paid during fiscal 2011 related to the Vince acquisition as well as additional capital expenditures for new retail store development.

Net cash (used in)/provided by financing activities.    Net cash from financing activities primarily relates to borrowings and repayments of short-term debt obligations, long-term debt obligations, revolving credit facilities and debt issuance costs related thereto. Net cash provided by financing activities was $40.8 million in the first six months of fiscal 2013 due to additional net borrowings of $35.8 million on the Wells Fargo Facility and additional borrowings of $5.0 million under the Sun Term Loan Agreements. Net cash provided by financing activities was $43.6 million in the first six months of fiscal 2012 due to additional borrowings of $30.0 million under the Sun Term Loan Agreements and net borrowings of $16.5 million on the Wells Fargo Facility. Net cash from financing activities decreased $95.8 million from $104.5 million provided by financing activities in fiscal 2011 to $8.6 million provided by financing activities in fiscal 2012. The decrease is primarily due to a fiscal 2012 repayment on a long-term loan obligation incurred in the prior year, as well as fewer net borrowings of long-term loan obligations and revolving credit facilities during fiscal 2012, net of fees paid for amendments. Net cash from financing activities increased $37.1 million from $67.3 million provided by financing activities in fiscal 2010 to $104.5 million provided by financing activities in fiscal 2011. This increase is due to additional debt obligations incurred during fiscal 2011 partially offset by lower net borrowings from revolving credit facilities and fees paid for debt issuance.

Cash from discontinued operations.    All cash flows from discontinued operations are combined with cash flows from continuing operations within our discussions of net cash from operating activities, investing activities, and financing activities above.

Net cash used in operating activities of AHC included a $14.8 million increase, $13.3 million increase, and $11.2 million increase in working capital of discontinued operations for fiscal 2010, fiscal 2011, and fiscal 2012, respectively. Net cash used in operating activities of AHC included a $0.5 million increase and $1.9 million decrease in working capital requirements of discontinued operations for the first six months of fiscal 2012 and fiscal 2013, respectively.

Noteworthy investing activities of discontinued operations consist of proceeds received from the dispositions of various businesses and trademarks. In fiscal 2012, AHC received a combined amount of $28.3 million net of selling costs for the sale of its Phat Farm trademark, BLK DNM business, and Royal Robbins business. During the first six months of fiscal 2013, AHC sold the Baby Phat trademark and received $4.8 million in sale proceeds, net of related selling costs. During the first six months of fiscal 2012, AHC received $4.6 million net of selling costs to sell various trademarks related to discontinued operations, including its Phat Farm trademark. There were no investing activities related to discontinued operations that generated material cash flows in fiscal 2010 or fiscal 2011.

Net cash from financing activities was not materially impacted by discontinued operations for all periods presented.

Cash and cash equivalents.    Cash and cash equivalents increased $0.1 million from $1.8 million at January 28, 2012 to $1.9 million at February 2, 2013. The increase is due to cash provided by investing activities, specifically the disposition of businesses and trademarks, as well as net borrowings on AHC’s long-term loan obligations, offset by cash used to finance operating activities.

Contractual Obligations and Commitments

A summary of AHC’s contractual obligations and commitments at February 2, 2013 is as follows:

	Future payments due by period(1)
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
(In thousands)
Wells Fargo Facility(2)(3)	$—	$79,783	$—	$—	$79,783
Sun Promissory Notes—principal and PIK interest(4)	—	—	497,894	—	497,894
Sun Capital Loan Agreement—principal and PIK interest(4)	—	77,450	—	—	77,450
Other long-term debt—principal and PIK interest(3)	—	331,685	86,953	200	418,838
Long-term debt—cash interest(2)(3)	18,047	24,750	13,260	244	56,301
Operating lease obligations	16,367	28,016	19,822	30,081	94,286
Minimum royalty/advertising obligations	574	508	—	—	1,082
Purchase orders/commitments	103	—	—	—	103
Contingent purchase price(5)	—	3,663	3,454	—	7,117
Uncertain tax positions(6)	2,357	4,138	690	—	7,185
Environmental remediation(7)	656	2,115	1,611	8,499	12,881
State income tax settlement(8)	2,042	3,067	—	—	5,109
Employment contracts(9)	132	332	—	—	464
Obligation from exit activities	3,356	1,594	—	—	4,950
Other contractual commitments(10)	1,334	624	—	—	1,958
Tax Receivable Agreement(11)	—	—	—	—	172,087

Total	$44,968	$557,725	$623,684	$39,024	$1,437,488

(1)	In connection with consummation of this offering, Vince, LLC will enter into the Shared Services Agreement with Kellwood Company, LLC pursuant to which Kellwood will provide support services in various operational areas including, among other things, distribution, information technology and back office support (as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement”). We have excluded the amounts due under such agreement from the table herein as we cannot precisely estimate the future payments to be made thereunder and timing thereof. However, we currently expect to pay between $8.0 million to $10.0 million on an annualized basis in the near to intermediate term after consummation of this offering for services to be provided by Kellwood under the Shared Services Agreement.
(2)	The cash interest commitment excludes cash interest on the Wells Fargo Facility as the agreement contains variable interest provisions for which no reliable estimate of future payment amounts can be made. These long-term debt obligations will be repaid, refinanced or discharged in connection with the consummation of this offering.
(3)	Payments under these instruments will not be required in any period after consummation of this offering, as most of the proceeds from this offering, along with the borrowings under our new term loan facility, will be used to repay the Kellwood Note Receivable. In turn, Kellwood Company, LLC will use the proceeds from such repayment to repay, refinance or discharge this indebtedness (after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates).
(4)	On June 18, 2013, Sun Kellwood Finance and SCSF Finance assigned all title and interest in both the Sun Promissory Notes and note under the Sun Capital Loan Agreement to Sun Cardinal. Immediately following the assignment of these notes, Sun Cardinal contributed all outstanding principal and interest due as of June 18, 2013 to the capital of AHC. These transactions were recorded in the second quarter of fiscal 2013 as increases to AHC’s additional paid in capital in the amounts of $334.6 million and $72.9 million for the Sun Promissory Notes and Sun Capital Loan Agreement, respectively, in connection with the Sun Capital Contribution.
(5)	Represents the amount of potential additional cash purchase consideration related to the Rebecca Taylor acquisition. The obligor under such agreements and contracts is Kellwood Company and such obligations will remain with Kellwood Company after the consummation of this offering. These commitments and obligations are not currently, and will not become, the obligations of Vince, LLC or the Vince business subsequent to the IPO Restructuring Transactions and the consummation of this offering.
(6)	These amounts are inclusive of estimated interest currently due, as well as an estimate of future interest that will be payable. AHC has excluded $2.7 million from the table that it believes is not reasonably possible to predict when it may be paid.
(7)	Kellwood Company has posted a letter of credit in the amount of $5.9 million as a performance guarantee related to environmental remediation work. AHC currently estimates undiscounted cash flows of $12.9 million related to this remediation work. The obligor under such agreements and contracts is Kellwood Company and such obligations will remain with Kellwood Company after the consummation of this offering. These commitments and obligations are not currently, and will not become, the obligations of Vince, LLC or the Vince business subsequent to the IPO Restructuring Transactions and the consummation of this offering.
(8)	Kellwood Company settled an ongoing income tax case with a state jurisdiction during fiscal 2012 payable over a three year period. The amounts within the table include estimated interest payments at a rate of 7.5%. The obligor under such agreements and contracts is Kellwood Company and such obligations will remain with Kellwood Company after the consummation of this offering. These commitments and obligations are not currently, and will not become, the obligations of Vince, LLC or the Vince business subsequent to the IPO Restructuring Transactions and the consummation of this offering.
(9)	Kellwood Company has entered into agreements with certain employees to provide for relocation benefits.
(10)

Other contractual commitments include payments under significant non-cancellable consulting and software contracts. The obligor under such agreements and contracts is Kellwood Company and such obligations will remain with Kellwood Company after the consummation of this offering. These commitments and obligations are not currently, and will not become, the obligations of Vince, LLC or the Vince business subsequent to the IPO Restructuring Transactions and the consummation of this offering.

(11)	In connection with the consummation of this offering, Vince Holding Corp. will enter into the Tax Receivable Agreement with the Pre-IPO Stockholders (as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement”). While we have included the total amount estimated to be due under such agreement, we cannot reliably estimate in which future periods these amounts would become due.

Inflation

While inflation may impact AHC’s sales and cost of goods sold, AHC believes the effects of inflation on its results of operations and financial condition are not significant. While the offering involves only an investment in the Vince business, AHC cannot provide any assurances that its results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

AHC is exposed to interest rate risk resulting from fluctuations in interest expense of variable-rate debt, as well as fluctuations in the fair value of its fixed-rate debt instruments. These obligations were contributed to the capital of AHC in the Sun Capital Contribution or will be repaid, refinanced, repurchased or discharged in connection with this offering.

As of February 2, 2013, 23.4% of AHC’s total debt outstanding related to variable-rate debt instruments, including the Wells Fargo Facility, Cerberus Term Loan, and the Sun Capital Loan Agreement and the Sun Promissory Notes. Affiliates of Sun Capital contributed $407.5 million of indebtedness, including under the Sun Capital Loan Agreement, in the Sun Capital Contribution. Any increase in interest rates of these financial instruments could have an adverse impact on the results of AHC’s operations, as management does not currently hedge against interest rate fluctuations and does not intend to engage in such hedging activity in the foreseeable future. A 100 basis point increase to the market rates utilized within each of the variable-rate debt instruments would have resulted in a $1.8 million increase to AHC’s interest expense for fiscal 2012. AHC’s strategy regarding management of its exposure to interest rate fluctuations did not change significantly during the year. Management does not expect any significant changes in AHC’s exposure to interest rate fluctuations or in how such exposure is managed during the remainder of fiscal 2013.

Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, AHC’s fixed-rate debt had a fair value of approximately $620.4 million as of February 2, 2013, which compares to the book value of $644.8 million. Market interest rate changes result in increases or decreases in the fair value of AHC’s fixed-rate debt. Notwithstanding that all of AHC’s fixed-rate debt will be repaid, refinanced, repurchased or discharged in connection with this offering (after giving effect to the Sun Capital Contribution), at February 2, 2013 a 100 basis point increase in interest rates would have resulted in approximately a $4.4 million decrease in the fair value of its fixed-rate debt; a 100 basis point decrease in interest rates would have resulted in approximately a $4.5 million increase in the fair value of its fixed-rate debt.

In addition, AHC does not believe that foreign currency risk, commodity price or inflation risks are expected to be material to its business or its consolidated financial position, results of operations or cash flows after giving effect to the Sun Capital Contribution and the IPO Restructuring Transactions.

Off-Balance Sheet Arrangements

During fiscal 2010, fiscal 2011 and fiscal 2012, AHC did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements included elsewhere in this prospectus in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect amounts reported in AHC’s consolidated financial statements and accompanying notes. Actual results will differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments which management believes are the most critical to aid in fully understanding and evaluating the reported financial results are discussed below.

Revenue Recognition

Sales are recognized when goods are shipped in accordance with customer orders for AHC’s wholesale and e-commerce businesses, and at the time of sale to consumer for AHC’s retail business. The Vince segment and the Rebecca Taylor operations are the only parts of AHC’s business with retail store operations. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to AHC. Accrued discounts, returns and allowances are included as an offset to accounts receivable in the balance sheets for AHC’s wholesale business.

Accounts Receivable—Reserves for Allowances

Accounts receivable are recorded net of allowances for returns and existing and expected future chargebacks from customers. It is the nature of the apparel and recreational products industry that suppliers like AHC face significant pressure from customers in the retail industry to provide allowances to compensate for customer margin shortfalls. This pressure often takes the form of customers requiring AHC to provide price adjustments on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of AHC’s products at retail. To the extent AHC’s customers have more of its goods on hand at the end of the season, there will be greater pressure for AHC to grant markdown allowances on prior shipments. AHC’s accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and its estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. AHC evaluates the allowance balances on a continuing basis and adjust them as necessary to reflect changes in anticipated allowance activity. AHC also provides an allowance for sales returns based on historical return rates.

Accounts Receivable—Allowance for Doubtful Accounts

AHC maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. AHC’s estimation of the allowance for doubtful accounts involves consideration of the financial condition of specific customers as well as general estimates of future collectability based on historical experience and expected future trends.

The estimation of these factors involves significant judgment. In addition, actual collection experience, and thus bad debt expense, can be significantly impacted by the financial difficulties of as few as one customer.

Inventory Valuation

Inventories are stated at lower of cost or market. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. AHC’s products can be classified into two types: replenishment and non- replenishment. Replenishment items are those basics that are not highly seasonal or dependent on fashion trends. The same products are sold by retailers 12 months a year and styles evolve slowly. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of AHC’s business involves replenishment items.

The majority of AHC’s products consist of items that are non-replenishment as a result of being highly tied to a season or fashion look. These products are economically “perishable”. The value of this seasonal merchandise might be sufficient for AHC to generate a profit over its cost at the beginning of its season, but by the end of its season a few months later the same inventory might be salable only at less than cost. For these products, the selling season generally ranges from three to six months. The value may rise again the following year when the season in which the goods sell approaches—or it may not, depending on the level of prior year merchandise on the market and on year-to-year fashion changes.

The majority of out-of-season inventories must be sold to off-price retailers and other customers who serve a customer base that will purchase prior year fashions. The amount, if any, that these customers will pay for prior year fashions is determined by the desirability of the inventory itself as well as the general level of prior year goods available to these customers. The assessment of inventory value, as a result, is highly subjective and requires an assessment of the seasonality of the inventory, its future desirability, and future price levels in the off-price sector.

Many of AHC’s products are purchased for and sold to specific customers’ orders. Others are purchased in anticipation of selling them to a specific customer. The loss of a major customer, whether due to the customer’s financial difficulty or other reasons, could have a significant negative impact on the value of the inventory expected to be sold to that customer. This negative impact can also extend to purchase obligations for goods that have not yet been received. These obligations involve product to be received into inventory over the next one to six months.

Fair Value Assessments of Goodwill and Intangible Assets

Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually and in an interim period if a triggering event occurs. AHC completed its most recent annual impairment testing on goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal 2012.

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. As the acquisition by Kellwood Company of the net assets of Vince occurred prior to the current requirements of ASC Topic 805: Business Combinations, the additional purchase consideration paid to the former owners of Vince subsequent to the acquisition date was recorded as an addition to the purchase price, and therefore goodwill, once determined. In September 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to the Intangibles—Goodwill and Other Topic of Accounting Standards Codification (“ASC”). The goodwill impairment qualitative assessment requires an assessment of the reporting unit to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If adverse qualitative trends are identified that could negatively impact the fair value of the reporting unit, a “step one” goodwill impairment test is performed. The “step one” goodwill impairment test requires an estimate of the fair value of the reporting unit and certain assets and liabilities. If the fair value of a reporting unit exceeds its book value, goodwill of the reporting unit is not considered impaired and “step two” of the impairment test is not required. If the book value of a reporting unit exceeds its fair value, “step two” of the impairment test is performed to measure the amount of impairment loss, if any. The implied fair value of the reporting unit’s goodwill is compared to the book value of that goodwill. If the book value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

An entity may pass on performing the qualitative assessment for a reporting unit and directly perform “step one” of the assessment. This determination can be made on an asset by asset basis, and an entity may resume performing a qualitative assessment in subsequent periods. These amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. AHC early adopted these amendments during fiscal year 2011 and performed a qualitative assessment of impairment in fiscal 2011 for goodwill related to its reporting units, with the exception of Vince, as there was significant related purchase consideration capitalized in fiscal 2011.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Lived Assets for Impairment. Under this amendment, an entity may elect to perform a qualitative impairment assessment for indefinite-lived intangible assets similar to the goodwill impairment testing guidance discussed above.

This amendment is effective for annual and interim impairment tests for indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012. AHC early adopted this amendment during fiscal 2012 and performed a quantitative assessment of impairment in fiscal 2012 for trademarks associated with certain brands.

For trademarks that AHC directly proceeded to “step one” during fiscal 2012, and for impairment tests performed in prior years, AHC primarily uses the relief from royalty method to calculate the fair value of the intangible assets, which uses revenue projections, royalty rates and discount rates in the calculation.

Determining the fair value of goodwill and other intangible assets is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others. It is possible that estimates of future operating results (which will need to give effect to give effect to the IPO Restructuring Transactions and the discontinuance of the Kellwood operations) could change adversely and impact the evaluation of the recoverability of the carrying value of goodwill and intangible assets and that the effect of such changes could be material.

Definite-lived intangible assets are primarily compromised of customer relationships and are being amortized on a straight-line basis over their useful lives of 10 to 20 years.

Income Taxes

AHC is subject to taxation in many jurisdictions, and the calculation of its tax liabilities involves dealing with inherent uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. AHC assesses the income tax positions and record tax liabilities for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. AHC accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities at enacted rates. AHC bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes. AHC records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

AHC’s accounting for deferred tax consequences represents management’s best estimate of future events that can be appropriately reflected in the accounting estimates. Changes in existing tax laws, regulations, rates and future operating results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are also subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Although AHC believes the measurement of liabilities for uncertain tax positions is reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. If AHC ultimately determines that the payment of these liabilities will be unnecessary, the liability will be reversed and a tax benefit will be recognized during the period in which it is determined the liability no longer applies. Conversely, additional tax charges are recorded in a period in which it is determined that a recorded tax liability is less than the ultimate assessment is expected to be. If additional taxes are assessed as a result of an audit or litigation, it could have a material effect on AHC’s income tax provision and net income in the period or periods for which that determination is made.

Recent Accounting Pronouncements

In June 2011, the FASB issued an accounting standards update regarding the presentation of comprehensive income in financial statements. The provisions of this standard provide an option to present the components of net income and other comprehensive income either as one continuous statement of comprehensive income or as two separate but consecutive statements. This standard was amended December 2011 as it relates to the presentation of comprehensive income. This amendment defers the requirement to present the effects of reclassifications out of accumulated other comprehensive income on AHC’s consolidated statements of income, which was required in the Comprehensive Income amendment made in June 2011. The provisions of this new disclosure standard were effective January 1, 2012. AHC has provided a separate Statement of Other Comprehensive Income during the current year. The requirement to present the effects of reclassifications out of accumulated other comprehensive income will impact only the presentation of the financial statements to the extent AHC has instances of these transactions in the future.

In September 2011 and July 2012, the FASB issued amendments to the Intangibles—Goodwill and Other topic of ASC. Under these amendments, an entity may elect to perform a qualitative impairment assessment for goodwill and indefinite-lived intangible assets. We have adopted these amendments, as discussed above.

In May 2011, the FASB issued ASU 2011-04. The new guidance resulted in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP. The new guidance did not extend the use of fair value accounting, but provided guidance on how it should be applied where its use is already required or permitted by other standards within GAAP. This update was effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance in fiscal 2011 did not have a material impact on AHC’s consolidated financial position, results of operations, or cash flows.

AHC BUSINESS

Overview

AHC is a holding company, controlled by the affiliates of Sun Capital. Kellwood Company was founded in 1961 as the successor by merger of fifteen independent suppliers to Sears, Roebuck & Co. (“Sears”). Beginning in 1985, Kellwood implemented a strategy to expand its branded business, broaden its customer base, diversify its distribution channels and further develop its global product sourcing capability. As a result of this strategy, AHC has redirected its focus from the manufacturing of private label apparel and home fashions for Sears to the development of branded fashion apparel and recreational products. As part of this strategy, AHC also acquired various apparel companies or businesses and has divested numerous others. AHC now has a diversified brand portfolio that serves a broad range of customer segments across multiple wholesale partners and through its own retail stores and websites.

AHC did not have any customers that accounted for more than 10% of consolidated net sales from continuing operations during fiscal 2012. In fiscal 2011, sales to Kohl’s accounted for more than 10% of the consolidated net sales of continuing operations. These sales represented 14% of fiscal 2011 net sales. In fiscal 2010, sales to Kohl’s and Macy’s accounted for more than 10% of the consolidated net sales from continuing operations. These sales represented 15% and 12% of fiscal 2010 net sales, respectively.

AHC manufactures, distributes and markets products under many brands, some of which it owns, and others that are under licensing agreements. In addition, prior to the IPO Restructing Transactions, AHC had four reportable segments, as set forth below. Each segment is responsible for its own design, merchandising and sourcing activities:

•

Vince: Contemporary fashion apparel and accessories sold under the Vince® brand name through wholesale distribution to premier department stores and specialty stores as well as direct-to-consumer through our retail stores and the www.vince.com website;

•

American Recreational Products (“ARP”): Recreational apparel and products sold under Kelty, Sierra Designs, Ultimate Direction, Slumberjack, Wenzel and Isis brand names through wholesale distribution to retailers as well as through websites;

•

Juniors: A collection of denim, dresses and sportswear labels that appeal to girls and young women sold under the Rewind, My Michelle and Jolt brand name as well as private label to wholesale partners. Additionally, AHC licenses the XOXO brand name and produces apparel under that name for wholesale partners within this segment; and

•

Moderate: Moderately priced related separates and pants covering career and casual lifestyle sold through wholesale distribution and produced under private labels as well as under the Sag Harbor and Briggs New York brands.

Performance results of AHC’s remaining operating segments, primarily apparel sold under the Rebecca Taylor, Democracy, Jax and Sangria brands as well as under the licensed David Meister brand, have been combined in Other, as none of these brands individually meets the quantitative thresholds for disclosures as a reportable segment. Other operations accounted for less than 25% of AHC’s revenues in each of fiscal 2010, fiscal 2011 and fiscal 2012 and the first six months of fiscal 2013.

In connection with this offering, all AHC segments other than the Vince segment will be separated from AHC in the IPO Restructuring Transactions, as defined elsewhere in this prospectus, by Apparel Holding Corp., the entity offering stock in this offering. Apparel Holding Corp. will report operations from all segments other than the Vince segment as discontinued operations in future reporting periods after the consummation of this offering.

Company History

Affiliates of Sun Capital acquired Kellwood Company and formed AHC in connection with the February 2008 acquisition of Kellwood Company by affiliates of Sun Capital. As discussed in “Additional Information Related to Vince—Vince Business” elsewhere in this prospectus, Kellwood Company acquired the Vince business in September 2006. Gerber Childrenswear LLC and Hanna Andersson LLC were sold during the fourth quarter of fiscal 2008 to affiliates of Sun Capital. In January 2010, AHC acquired certain net assets from Juno Rising, Inc. AHC subsequently acquired the Adam operations in August 2010. Thereafter, AHC acquired Rebecca Taylor and Zobha in July 2011. Additionally, during 2011, AHC discontinued its Adam operations and Koret wholesale business. During 2012, AHC decided to exit its Baby Phat wholesale and Lamb & Flag businesses. Additionally, BLK DNM and Royal Robbins, LLC businesses (and certain related Canadian assets and liabilities), were sold during 2012. AHC divested the Zobha operations during the second quarter of fiscal 2013.

Properties; Distribution and Production

At August 31, 2013, AHC operated two distribution or production facilities and utilized six third-party distribution centers. AHC’s operating facilities are leased under operating leases that generally contain renewal options. AHC also operated 34 retail stores at August 31, 2013. AHC’s retail spaces are leased under operating leases. AHC leases its corporate office spaces in St. Louis County, Missouri and New York City, as well as showrooms and divisional office spaces in City of Industry, Los Angeles, California, New York City, Boulder, Colorado, and Mississauga, Ontario.

The fashion apparel divisions currently operate one warehousing and distribution center totaling approximately 471,000 square feet in City of Industry, California. All of AHC’s warehousing and distribution occurs at its distribution facility in City of Industry, California or third party distribution centers. These facilities serve multiple divisions, thereby generating economies of scale in warehousing and distribution activities.

The recreational apparel and products division operates one warehousing and distribution center totaling approximately 177,000 square feet in St. George, Utah, and also uses third-party distribution facilities.

Information Systems

AHC is responsible for and maintains the following information technology systems and services across all of its segments (except as described in the following paragraph): information technology and planning and administration; desktop support and help desk; its ERP system; financial applications, warehouse systems, reporting and analysis applications; and its retail and e-commerce interfaces. Kellwood will continue to provide such services to Vince after consummation of the IPO Restructuring Transactions and this offering, until such time as Vince elects to terminate provision of such services in accordance with the terms of the Shared Services Agreement.

AHC’s ERP system was developed from a core system that is widely used in the apparel and fashion industry, which AHC has customized to suit its inventory management and order processing requirements. AHC has integrated Oracle Financials with its ERP system to meet its financial reporting and accounting requirements. Additionally, AHC uses a suite of third-party hosted retail applications integrated with its ERP system that provide it with merchandising , retail inventory management, point-of-sale systems, customer relationship management and retail accounting. Its retail applications are supported through a “Software as Service” model, which allows for new implementations to occur quickly. AHC’s ERP and warehouse systems are also integrated with a hosted, third-party e-commerce platform.

Competition

AHC faces strong competition in each of its segments and markets where it competes on the basis of price, quality, style and brand recognition and is facing increased competition from private label brands. Some of AHC’s competitors have achieved significant recognition for their brand names or have substantially greater financial, marketing, distribution and other resources than AHC. AHC’s competitors vary across segment but include other fashion label platforms, including the Jones Group, Fifth and Pacific, PVH Corp., VF Corporation, G-III Apparel Group, Ltd. and Perry Ellis.

In management’s opinion, AHC’s current facilities are generally well maintained and provide adequate capacity for future operations. However, management continues to evaluate the need to reposition its portfolio of businesses and facilities to meet the needs of the changing markets we serve and to reflect the international business environment.

Employees

As of August 31, 2013, AHC had approximately 1,493 employees. None of our employees are currently covered by a collective bargaining agreement, and we believe our employee relations are good.

Intellectual Property

AHC owns or has rights to trademarks or tradenames that it uses for the production, marketing and distribution of its products in the U.S. and internationally. These trademarks and tradenames include the following: Vince®, Rebecca Taylor®, David Meister®, My Michelle®, XOXO®, Jolt®, Rewind®, Democracy™, Sag Harbor®, Briggs New York®, Jax®, Sangria™, Kelty®, Sierra Designs®, Ultimate Direction®, Slumberjack®, Wenzel® and Isis®. After giving effect to the IPO Restructuring Transactions and the consummation of this offering, Vince, LLC will have the sole right to use the Vince® trademark, under which Vince will operate the Vince business and Kellwood will continue to own the trademarks and tradenames necessary to operate the non-Vince businesses.

Legal Proceedings

During the second quarter of fiscal 2012, Kellwood Company entered into a Consent Decree with the EPA and MDNR to conduct cleanup initiatives for the decontamination of soil and groundwater located near a former metal fabrication plant in New Haven, Missouri. The agreement became effective August 24, 2012, and was entered into as settlement of a lawsuit filed against Kellwood Company by the EPA and MDNR. Effective October 15, 2012, in accordance with the terms of the agreement, Kellwood Company posted a letter of credit payable to the EPA in the amount of $5.9 million as a performance guarantee for the estimated cost of remediation work. As of February 2, 2013, AHC recorded $9.6 million for estimated capital costs and ongoing remedial activities at the New Haven site. AHC’s recorded liability differs from the performance guarantee required by the EPA primarily due to management’s use of a lower discount rate, as well as assumption of additional costs not reflected in the EPA’s estimate of remediation work. These additional costs include voluntary corrective actions implemented by AHC, as well as EPA oversight fees.

AHC is currently party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on AHC’s financial position, cash flows or results of operations, litigation is subject to inherent uncertainties.

AHC MANAGEMENT

Below is a list of names, ages and a brief overview of the business experience of AHC’s executive officers and directors:

Name	Age	Position/Title
Christopher T. Metz	48	Director and Chairman
Mark E. Brody	51	Director
Jason H. Neimark	42	Director
Jerome Griffith	55	Director Nominee
Jill Granoff	51	Director and Chief Executive Officer of Apparel Holding Corp.
Lynn Shanahan	52	Chief Executive Officer, Kellwood Brands
Arthur Gordon	72	Chief Executive Officer, Kellwood Western Region
Karin Gregersen	43	President, Vince
Lisa Klinger	46	Chief Financial Officer and Treasurer
Keith Grypp	49	Senior Vice President, General Counsel and Secretary
Deena Gianoncelli	39	Senior Vice President, Human Resources

Directors and Executive Officers

AHC believes that Apparel Holding Corp.’s board of directors should be composed of individuals with knowledge and experience in many substantive areas that impact our business. The following areas are the most important to AHC: fashion and consumer goods; retail and wholesale; marketing and merchandising; sales and distribution; international business development; strategic planning and leadership of complex organizations; accounting, finance, and capital structure; legal/regulatory and government affairs; talent management; and board practices of other major corporations. AHC believes that all of Apparel Holding Corp.’s current board members possess the professional and personal qualifications necessary for board service, and have highlighted in the individual biographies below the specific experience, attributes, and skills that led to the conclusion that each board member should serve as a director.

Christopher T. Metz.    Mr. Metz has served as a director since 2008 and will be appointed to serve as the Chairman of Apparel Holding Corp.’s board of directors prior to the consummation of this offering. Mr. Metz has served as Managing Director of Sun Capital since 2005 and has extensive global operating and leadership experience in the consumer and durable goods industries. Prior to joining Sun Capital, Mr. Metz was President at Black & Decker, leading its Hardware and Home Improvement Group from 1999 to 2005. During his 13 years at Black & Decker, Mr. Metz held various other senior leadership positions, including President of Kwikset Corporation, President of Price Pfister faucets, President of Baldwin Hardware, and General Manager of European Professional Power Tools and Accessories, based in Frankfurt, Germany. Mr. Metz also serves on several boards of Sun Capital portfolio companies, including Avion Services Group Holding Corp., Captain D’s Holding Corp., Friendly’s Ice Cream LLC, Grandy’s Holding Corp., Lexington Furniture Industries, Inc., Pemco World Air Services, Inc., Rowe Fine Furniture, Inc., and SK Financial Services Corp. Mr. Metz also served on the board of Amicus Wind Down Corporation, a public company, from 2010 to 2012. Mr. Metz brings to Apparel Holding Corp.’s board extensive public and international leadership experience.

Mark E. Brody.    Mr. Brody has served as a director since 2008. Mr. Brody has served as a Managing Director and Group Chief Financial Officer of Sun Capital since 2006. Prior to joining Sun Capital, Mr. Brody served from 2001 to 2006 as Chief Financial Officer for Flight Options, a leading provider of fractional jet services. Prior to Flight Options, he served as Chief Financial Officer or Vice President, Finance for manufacturing-related public companies, including Sudbury, Inc., Essef Corporation, Anthony & Sylvan Pools, and Waterlink, Inc. Mr. Brody also serves on several boards of Sun Capital portfolio companies, including Limited Stores Company, LLC, Cello-Foil Products, Inc., Emerald Performance Materials LLC, Exopack Holding Corp., Garden Fresh Restaurant Corp., and

TPG Enterprises, Inc. Mr. Brody started his career as an auditor with Ernst & Young. Mr. Brody brings to the board significant experience in finance, accounting and corporate strategy development.

Jason H. Neimark.    Mr. Neimark has served as a director since May 2013. Mr. Neimark has served as a Managing Director of Sun Capital since 2001. Mr. Neimark has led more than 65 buyout and capital markets transactions in a broad range of industries on behalf of affiliates of Sun Capital in the U.S. and Europe. From 2000 to 2001, Mr. Neimark was a Principal and President of K&D Distributors, a national direct marketer and specialty distributor of optical products where he led a financial and operational turnaround which concluded in a successful sale. From 1995 to 2000, Mr. Neimark served as a principal of Midwest Mezzanine Funds, a provider of junior capital to middle market businesses. After receiving his CPA designation in 1992, Mr. Neimark worked as a tax consultant and auditor for KPMG Peat Marwick. Mr. Neimark also serves on several boards of Sun Capital portfolio companies, including Gordmans Stores Inc. Mr. Neimark was a director of Accuride Corporation, a public company, from February 2009 to October 2009 and was a director of Loud Technologies, a private company, from May 2005 to July 2008. Mr. Neimark provides strong finance skills to Apparel Holding Corp.’s board of directors and valuable experience gained from previous board service.

Jerome Griffith.    Mr. Griffith will be appointed to our board of directors in connection with the consummation of this offering. Mr. Griffith has served as the Chief Executive Officer, President and a member of the board of directors of Tumi Holding, Inc. since April 2009. From 2002 to February 2009, Mr. Griffith was employed at Esprit Holdings Limited, a global fashion brand, where he was promoted to Chief Operating Officer and appointed to the board of directors in 2004, then promoted to President of Esprit North and South America in 2006. From 1999 to 2002, Mr. Griffith worked as an Executive Vice President at Tommy Hilfiger. From 1998 to 1999, Mr. Griffith worked as the President of Retail at the J. Peterman Company, a catalog-based apparel and retail company. From 1989 through 1998, Mr. Griffith worked in various positions at Gap, Inc. Mr. Griffith brings to our board experience as a public company director, experience as a senior executive of a major global consumer products company and a proven track record of innovation and driving international growth and expansion.

Jill Granoff.    Ms. Granoff has served as AHC’s Chief Executive Officer and a director since May 2012. Ms. Granoff has also served as Vince’s Chief Executive Officer since August 2012. Previously, Ms. Granoff served as Chief Executive Officer of Kenneth Cole Productions, Inc., a designer and marketer of women’s and men’s apparel, footwear and accessories, from 2008 until 2011. Prior to that, Ms. Granoff served as Executive Vice President of Liz Claiborne Inc. where she had global responsibility for Juicy Couture, Lucky Brand Jeans, Kate Spade and the company’s e-commerce and outlet businesses. Prior to joining Liz Claiborne, Ms. Granoff was President and Chief Operating Officer of Victoria Secret Beauty, a division of Limited Brands, where she worked from 1999 to 2006. From 1990 to 1999, Ms. Granoff held various executive positions at The Estée Lauder Companies. Ms. Granoff is a member of the board of directors of Demandware and the Fashion Institute of Technology Foundation. Ms. Granoff brings significant senior leadership, operating and industry experience to Apparel Holding Corp.’s board of directors. Ms. Granoff’s position as AHC’s Chief Executive Officer also allows her to advise the board of directors on management’s perspective over a full range of issues affecting AHC.

Lynn Shanahan.    Ms. Shanahan has served as the Chief Executive Officer of Kellwood Brands, since July 2013. Previously, Ms. Shanahan was founder of C2 Group, LLC (“C2 Group”) a company that partners with leading fashion and lifestyle companies to provide operating management, brand development and overall growth strategies. Most recently, through C2 Group, Ms. Shanahan was President of Marimekko NA from 2011 to 2013. Prior to that, Ms. Shanahan worked at Tommy Hilfiger for 15 years where she last served as Group President, with responsibility for U.S. Wholesale, E-commerce, Licensing and Marketing.

Arthur Gordon.    Mr. Gordon has served as the Chief Executive Officer of Kellwood Western Region since August 2009. Previously, Mr. Gordon served as Chief Executive Officer of Kellwood ENC (previously En Chant’e Inc.) and My Michelle from 1998 to 2009. Prior to that, Mr. Gordon served as President of ENC from 1987 to 1997.

Karin Gregersen.    Ms. Gregersen has served as Vince’s President since May 2013. Previously, Ms. Gregersen worked at Chloé/Richemont for 13 years, where she last served as the Executive Vice President and Managing Director of Chloé/Richemont Americas from 2007 to 2013. Prior to this role, she served as the Sales and Marketing Director for Chloé/Richemont Europe/Middle East from 1999 to 2007. Ms. Gregersen previously served as the Europe Sales Manager for Givenchy from 1997 to 1999.

Lisa Klinger.    Ms. Klinger has served as AHC’s Chief Financial Officer and Treasurer since December 2012. Ms. Klinger has also served as Vince’s Chief Financial Officer since December 2012. Previously, Ms. Klinger served as Executive Vice President and Chief Financial Officer of The Fresh Market, Inc., a specialty retailer, from 2009 until 2012. Prior to that, Ms. Klinger served as interim Chief Financial Officer of Michael’s Stores during 2008 and Senior Vice President of Finance and Treasurer from 2005 to 2009. Ms. Klinger previously served as Assistant Treasurer at Limited Brands from 2000 to 2005.

Keith Grypp.    Mr. Grypp has worked at AHC for over 20 years and has served as AHC’s Senior Vice President, Secretary and General Counsel since 2009. Mr. Grypp served as Vice President, Secretary and General Counsel from 2008 to 2009. Prior to that, Mr. Grypp served as Assistant General Counsel and Assistant Secretary from 2007 to 2008 and Attorney and Assistant Secretary from 2002 to 2007. Prior to that, Mr. Grypp held various management positions in the audit and information technology department from 1989 to 2002. Mr. Grypp is also a licensed CPA and was employed as an auditor with PricewaterhouseCoopers LLP from 1986 to 1989 and as an attorney with a law firm in St. Louis from 1995 to 1997.

Deena Gianoncelli.    Ms. Gianoncelli began serving as our Senior Vice President, Human Resources in September 2013. Previously, Ms. Gianoncelli served as the Director of Human Resources for Amazon.com from 2012 to 2013. Prior to that, Ms. Gianoncelli served as the Vice President of Human Resources for Hugo Boss Americas from 2010 to 2012. In addition, Ms. Gianoncelli served as the Senior Director of Human Resources for Medco Health Solutions from 2005 to 2010.

Family Relationships

There are no family relationships between any of AHC’s executive officers or directors.

Corporate Governance

See “Additional Information Related to Vince—Vince Management—Corporate Governance” for a description of the corporate governance provisions and practices to be adopted by the AHC board of directors and stockholders in connection with the consummation of this offering.

Compensation Committee Interlocks and Insider Participation

In fiscal year 2012, AHC did not have a Compensation Committee. All compensation decisions were made by the board of directors of AHC, which held deliberations during fiscal year 2012 concerning executive officer compensation. As a member of the board of directors of AHC, Ms. Granoff participated in deliberations concerning compensation of executive officers. See “Additional Information Related to AHC—AHC Executive Compensation—Employment Agreements” for a description of the employment agreements of our executive officers.

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

AHC EXECUTIVE COMPENSATION

The following executive compensation section contains information related to the historical Named Executive Officers of AHC. In connection with this offering, all AHC segments other than the Vince segment will be separated from AHC in the IPO Restructuring Transactions as defined elsewhere in this prospectus. Some of the current AHC officers will remain with the Kellwood business and thus will not be officers of Vince, LLC or Apparel Holding Corp. (to be renamed Vince Holding Corp.), the entity offering stock in this offering, after consummation of this offering.

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of the company’s executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. AHC specifically cautions investors not to apply these statements to other contexts. AHC’s Named Executive Officers for fiscal 2012 and the positions they held with AHC during fiscal 2012 are set forth below:

Jill Granoff, Chief Executive Officer, Kellwood and Vince

Arthur Gordon, Chief Executive Officer, Kellwood Western Region

Michael Saunders, Senior Vice President and Chief Operating Officer, Kellwood

This executive compensation section contains certain forward-looking statements that are based on our current plans and expectations regarding future compensation plans and arrangements. The actual compensation plans and expectations that we adopt may differ materially from the currently anticipated plans and arrangements as summarized in this discussion.

Overview

AHC is a privately-held company solely owned by the Pre-IPO Stockholders. As a result, AHC was not subject to any stock exchange listing or SEC rules requiring a majority of its board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. As such, all compensation decisions have historically been made by the board of directors of Kellwood Company, a wholly-owned subsidiary of AHC. Furthermore, AHC’s executive officers are currently compensated by Kellwood Company for performing services on its behalf. To date, the compensation of the executive officers identified in the “Summary Compensation Table” in this prospectus, who are referred to as AHC’s Named Executive Officers, has consisted of a combination of base salary, bonuses (sign-on, performance based and guaranteed) and long-term incentive compensation in the form of Kellwood Company stock options issued under the 2010 Option Plan). Executive officers and all salaried employees are also eligible to receive health and welfare benefits. Pursuant to employment agreements or an offer letter, the Named Executive Officers were also eligible to receive certain payments and benefits upon termination of employment under certain circumstances, as well as acceleration of vesting of certain outstanding equity awards in connection with a change in control. See “—Employment Agreements” for additional information.

In connection with the consummation of the IPO Restructuring Transactions and this offering, Kellwood Company will assign to Vince Holding Corp. or one of its subsidiaries (after giving effect to the IPO Restructuring Transactions) Kellwood Company’s obligations under those executive employment agreements pursuant to which the related executive officers will be providing services to Vince after consummation of this offering. Employment Agreements for the non-Vince officers will remain with Kellwood Company. See “—Employment Agreements” for additional information.

The compensation paid to AHC’s Named Executive Officers for fiscal 2012 may not necessarily be indicative of how Vince Holding Corp. or Kellwood Company, LLC, a wholly-owned subsidiary to be separated from Apparel Holding Corp. in the IPO Restructuring Transactions, may compensate its Named Executive Officers following the consummation of this offering. See “Additional Information Related to Vince—Vince Executive Compensation” for a description of executive compensation paid to Vince’s named executive officers.

Executive Compensation Design Overview

AHC’s executive compensation programs have historically been designed to provide competitive total compensation opportunities. They were designed to align pay with achievement of Kellwood’s annual and long-term financial and operational goals and recognize individual achievement. In setting pay levels, AHC reviewed published survey information and other available compensation data that was specific to companies of similar size and positioning in our industry. As currently structured, AHC’s executive compensation program is designed to:

•

provide aggregate compensation that reflects the market compensation for executives with similar responsibilities in similar companies with appropriate adjustments to reflect the experience, performance and other distinguishing characteristics of specific individuals;

•	be commensurate with our short-term and long-term financial performance;

•	be aligned with the value for stakeholders; and

•	provide a competitive compensation opportunity to allow us to attract and retain key executive talent.

AHC believes that an important criterion for the determination of the aggregate value of its compensation program and the allocation of such value among the various elements of its compensation plans is market data on the amounts, allocations and structures utilized by similarly situated companies for positions of comparable responsibility. As discussed in “Additional Information Related to Vince—Executive Compensation—Executive Compensation Design Overview,” Apparel Holding Corp. intends to work with Aon to determine the elements of its go-forward public company compensation program, for Vince officers and directors. Affiliates of Sun Capital and AHC management are continuing to evaluate the elements of the compensation package for Kellwood officers that will remain employed by Kellwood Company, LLC after the consummation of this offering.

Risk Assessment and Compensation Practices

AHC’s management assesses and discusses with the board of directors its compensation policies and practices for its employees as they relate to AHC’s overall risk management, and based upon this assessment, AHC believes that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us.

Compensation of Named Executive Officers

Base Salaries.    In fiscal 2012, the board of directors of Kellwood Company, a wholly-owned subsidiary of AHC, reviewed and held deliberations concerning the compensation of its executive officers, including AHC’s Named Executive Officers. Going forward, Vince’s compensation committee will review the base salaries of Vince’s executive officers, including Ms. Granoff, at least annually and make adjustments as it determines to be reasonable and necessary. AHC anticipates that Kellwood Company, LLC’s board of managers (after giving effect to the IPO Restructuring Transactions and

Kellwood Company’s conversion) will continue to make compensation decisions for its managers and the non-Vince officers. The current base salaries of the Named Executive Officers are as follows:

Named Executive Officer	Base Salary
Jill Granoff, Chief Executive Officer, Kellwood and Vince(1)	$1,000,000
Arthur Gordon, Chief Executive Officer, Kellwood Western Region	$800,000
Michael Saunders, Senior Vice President and Chief Operating Officer, Kellwood(2)	$540,000

(1)	Ms. Granoff joined AHC as Chief Executive Officer in May 2012 and subsequently became the Chief Executive Officer of the Vince business in August 2012. The board of directors approved a base salary increase for Ms. Granoff from $900,000 to $1,000,000 effective as of February 1, 2013.
(2)	Mr. Saunders resigned his position as Senior Vice President and Chief Operating Officer of Kellwood effective June 30, 2013. He will not be an AHC Named Executive Officer for fiscal 2013 or any subsequent period.

Sign-On Bonuses.    Certain executives received a one-time sign-on bonus when they joined AHC. For fiscal 2012, no Named Executive Officers received any sign-on bonus.

Guaranteed Bonus.    Certain executives were eligible to receive a guaranteed minimum bonus based on their annual salary and their targeted bonus opportunity. If an executive’s award in fiscal 2012 under the AHC 2012 Bonus Plan was lower than their guaranteed minimum bonus as set forth in their employment agreement or offer letter, they received a cash bonus for such year in amount equal to the difference, so that their total cash bonus award for fiscal 2012 was equal to their guaranteed minimum bonus. For fiscal 2012, Ms. Granoff, Mr. Gordon and Mr. Saunders had guaranteed bonuses of $500,000, $250,000 and $100,000, respectively. See “Summary Compensation Table” and “—Cash Bonus Plan” for additional information.

Cash Bonus Plan.    The AHC 2012 Bonus Plan was designed to encourage a high level of performance in each year so that the achievement of targeted performance levels is rewarded with a target incentive payout, and performance above such levels is rewarded with higher-level payouts. Each executive officer is assigned a target annual award opportunity based on the achievement of EBITDA performance that is expressed as a percentage of such executive’s base salary. Kellwood Company’s board of directors has historically approved these targeted award opportunities for each executive officer. Ms. Granoff received additional cash bonus payments for fiscal 2012, as the amount of her guaranteed bonus exceeded the amount she received based on the EBITDA targets under the AHC 2012 Bonus Plan. For fiscal 2012, the threshold, target and maximum EBITDA targets for AHC were $42.4 million, $47.4 million and $57.4 million, respectively. Actual EBITDA for AHC for fiscal 2012 was $46.9 million. Neither Mr. Saunders nor Mr. Gordon received any additional cash bonus payment for fiscal 2012 as the amount they received under the AHC 2012 Bonus Plan exceeded their guaranteed bonuses for fiscal 2012.

Kellwood Company’s board of directors established EBITDA targets for fiscal 2013 for AHC’s Named Executive Officers under the AHC 2013 Bonus Plan. For fiscal 2013, Ms. Granoff’s targeted incentive payout under the ACH 2013 Bonus Plan is based on the following allocations:

•

From February 2, 2013 to July 31, 2013, 50% of her targeted incentive payout under the AHC 2013 Bonus Plan is based on the achievement of EBITDA targets for AHC’s non-Vince businesses and 50% of such payment is based on the achievement of Vince EBITDA targets;

•

From August 1, 2013 until the date of consummation of this offering, 25% of her targeted incentive payout under the AHC 2013 Bonus Plan is based on the achievement of EBITDA targets for AHC’s non-Vince businesses and 75% of such payment is based on the achievement of Vince EBITDA targets; and

•	After the date of consummation of this offering, 100% of such payout will be based on the achievement of Vince EBITDA targets.

AHC believes it is currently on track to achieve the targeted AHC non-Vince and Vince EBITDA performance levels under the AHC 2013 Bonus Plan. The EBITDA targets under the AHC 2013 Incentive Plan for Mr. Saunders are based on the achievement of targeted AHC Non-Vince EBITDA levels. For Mr. Gordon, the EBITDA targets under the AHC 2013 Bonus Plan are based on the achievement of targeted AHC Non-Vince and AHC regional EBITDA levels.

Although AHC is using EBITDA performance as a financial measure for fiscal 2013 and have done so historically, it may use other objective financial performance indicators for the cash bonus plan in the future, including but not limited to the price of our common stock, stockholder return, return on equity, return on investment, return on capital, sales productivity, same-store sales growth, economic value added, gross margin, cash flow, earnings per share or market share.

Kellwood Equity Incentives.    On June 30, 2010, the board of directors of Kellwood Company, a wholly-owned subsidiary of AHC, approved the 2010 Option Plan. The 2010 Option Plan provides for the grant of options to acquire up to 100,000 shares of non-voting common stock of Kellwood Company. Options granted under the 2010 Option Plan (i) have an exercise price based on the fair market value; (ii) vest over a five year period at a rate of 20% per year, (iii) expire on the earlier of the tenth anniversary of the grant date or upon termination of employment for cause and (iv) become exercisable upon termination or a liquidity event, as defined by the 2010 Option Plan. The fair value of the stock options is determined at the grant date using a probability-weighted expected return method model, which requires us to make several significant assumptions including long-term EBITDA growth rates, future enterprise value, discount rates, and timing and probability of a future liquidity event. This methodology was selected based on the current capital structure and forecasted operational performance.

In determining the number of shares underlying each option grant, the Kellwood Company board of directors took into account each executive officer’s existing unvested equity grants and made awards that they determined would be sufficient to motivate and retain each executive officer past the expected date of this offering. The stock option grants made to AHC’s Named Executive Officers in fiscal 2012 were as follows:

Named Executive Officer	Date of Grant	Number of Shares	Exercise Price(1)
Jill Granoff	May 4, 2012	44,000	$150.78
Arthur Gordon(2)	N/A
Michael Saunders	N/A

(1)	The grant date fair value of these option grants is reflected in the “Summary Compensation Table” under the “Option Awards” column.
(2)	As described below in “—Employment Agreements,” Mr. Gordon agreed to cancel his outstanding Kellwood Company stock options in exchange for payments under his retirement agreement. Such options were effectively surrendered and cancelled on October 4, 2012 in accordance with the terms of the related option cancellation agreement.

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as a principal executive officer of AHC at any time during fiscal 2012 and the two other most highly compensated executive officers who were serving as executive officers during the fiscal year ended February 2, 2013.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compen- sation ($)(2)	All Other Compen- sation ($)		Total ($)
Jill Granoff
Chief Executive Officer(3)	2012	$661,154	(4)	$27,363	(5)	$2,128,920	$472,637	$11,245	(6)	$3,301,319

Arthur Gordon
Chief Executive Officer, Kellwood Western Region	2012	$800,000		—		—	$308,766	$21,074	(6)	$1,129,840
	2011	$800,000		—		—	$190,109	$21,645	(6)	$1,011,754

Michael Saunders
Senior Vice President and Chief Operating Officer	2012	$540,000		—		—	$189,055	$14,988	(6)	$744,043
	2011	$539,846		—		—	$0	$14,932	(6)	$554,778

(1)	The fair value of stock options granted in fiscal 2012 was determined at the grant date using a Black-Scholes model, which requires us to make several significant assumptions including risk-free interest rate, volatility, expected term, and discount factors for stockholders in a privately-held company. At the grant date, the options granted in fiscal year 2012 had a weighted average fair value of $43.01 per share. As discussed above in “—Compensation of Named Executive Officers—Kellwood Equity Incentives,” the options previously issued to Ms. Granoff will be exchanged for options to acquire Apparel Holding Corp. common stock, with an exercise price equal to $ .
(2)	Amounts reflect the annual incentive cash bonus earned in the fiscal year shown but paid in the following fiscal year.
(3)	Ms. Granoff was not employed by the company in fiscal 2011.
(4)	Salary reflects base compensation from hire date of May 4, 2012 through February 2, 2013.
(5)	Amount reflects cash bonus payment after giving effect to the $472,637 which was paid upon the achievement of targeted objectives under the AHC 2012 Bonus. The aggregate of such amounts (or $500,000) represents the amount of Ms. Granoff’s guaranteed bonus under the terms of her employment agreement.
(6)	Amounts reflect the value of their clothing allowance, car allowance and excess life insurance.

Employment Agreements

Jill Granoff, Chief Executive Officer.    Kellwood Company entered into an employment agreement with Ms. Granoff on May 4, 2012. Pursuant to the terms of the employment agreement, Ms. Granoff received an annual base salary of $900,000 in fiscal 2012. In addition to base salary, Ms. Granoff was eligible to participate in the AHC 2012 Bonus Plan which provided her with the opportunity to earn a bonus targeted at 75% of her base salary in fiscal 2012. Under her employment agreement, Ms. Granoff was guaranteed an annual cash bonus of $500,000 for fiscal 2012. Effective February 1, 2013, Ms. Granoff received a base salary increase to $1,000,000 and her targeted bonus opportunity increased to 100% of her base salary. Ms. Granoff has no guaranteed bonus for fiscal 2013.

In connection with the consummation of this offering and the repayment of certain Kellwood Company indebtedness, Ms. Granoff will earn a debt recovery bonus under the terms of her employment agreement (as amended by her debt recovery side letter, dated as of June 11, 2013). The amount of the bonus is equal to 4.4% of the related debt recovery, subject to the aggregate maximum bonus cap of $6.0 million; provided, that she remain continuously employed with AHC through the related payment date. As set forth therein, she is eligible to receive a debt recovery bonus upon any reduction in the debt outstanding under the Cerberus Term Loan, the Public Bonds and the Sun Term Loan Agreements. In connection with Kellwood Company’s sale of Royal Robbins in December 2012, Kellwood Company repaid

$10.0 million of indebtedness under the Cerberus Term Loan. This repayment triggered a $440,000 debt recovery bonus for Ms. Granoff. Ms. Granoff has agreed to delay the payment of such bonus until the earlier of (i) December 31, 2013, (ii) the consummation of this offering, (iii) the consummation of a sale of all or substantially all of the Vince business to a third-party not affiliated with Kellwood Company or (iv) the termination of Ms. Granoff’s employment for any reason, pursuant to the terms of a related letter agreement. This payment reduces the amount of debt recovery bonus to which she would otherwise be entitled to receive upon the repayment of the Cerberus Term Loan, the Public Bonds and the Sun Term Loan Agreements in connection with the consummation of this offering on a dollar for dollar basis.

On September 24, 2013, Ms. Granoff and Kellwood Company entered into an amendment to her employment agreement. Pursuant to the terms of the amendment, Kellwood Company has agreed to pay the debt recovery bonus to Ms. Granoff upon the closing of this offering prior to paying the 1% restructuring fee to Sun Capital Management or repaying, refinancing or repurchasing the 7.625% Notes, each as described in “Use of Proceeds” and “Restructuring Transactions.” Vince, LLC is not a guarantor or obligor of the 7.625% Notes.

In the event Ms. Granoff’s employment is terminated without cause or Ms. Granoff terminates her employment for good reason, she would be eligible to receive (i) any unpaid base salary through her termination date, together with a pro-rated portion of the annual bonus for the year in which her termination occurs, (ii) reimbursement for any unreimbursed business expenses incurred through her termination date, (iii) any accrued and unused vacation time, (iv) all other payments, benefits or fringe benefits to which she is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant, (v) her base salary during a period ending on the 18th month anniversary of her termination date, less any salary she receives from other full-time employment after the 12-month anniversary of her termination, (vi) continued participation in our group health plan for 18 months or until she obtains other employment following the first anniversary of her termination and such employment offers comparable group health benefits for which she is eligible, (vii) the pro rata portion of shares subject to Ms. Granoff’s option grants which would have otherwise vested on the next scheduled vesting date had her employment continued until such time and (viii) any prior period bonus earned and not yet paid.

Kellwood Company’s obligations under Ms. Granoff’s employment agreement will be assigned to Vince Holding Corp. or one of its subsidiaries in connection with this offering.

Arthur Gordon, Chief Executive Officer, Kellwood Western Region.    Beginning fiscal 2009, Mr. Gordon received an annual base salary of $800,000. In addition to base salary, Mr. Gordon was eligible to participate in the AHC 2012 Bonus Plan that provided him with the opportunity to earn a bonus targeted at 70% of his base salary. Effective May 1, 2013, Mr. Gordon entered into an amended and restated retirement agreement and related option cancellation agreement with Kellwood Company, a wholly-owned subsidiary of AHC. Pursuant to the terms of his retirement agreement, Kellwood Company agreed to make the following payments to Mr. Gordon in the event he is terminated without cause or voluntarily resigns or retires after February 1, 2014: (i) any unpaid and earned cash incentive bonus for the prior year; (ii) a lump sum equal to 18 months of his base salary, plus a lump sum equal to the average of his three prior year cash incentive bonuses, each subject to Mr. Gordon’s execution of a satisfactory release; and (iii) provided that Mr. Gordon is paying the employee portion of his COBRA premium, the amount in excess of the COBRA premium for a period of 18 months or until he secures other employment. In such event, Kellwood Company may retain his exclusive consulting services, upon the mutual agreement of the parties, for a period beginning on his termination date and ending on the earlier of: (A) the 12-month anniversary of his termination date; (B) his death or disability; and (C) his termination as a consultant for cause. Mr. Gordon will earn a bonus of $130,563 upon the consummation of this offering, which constitutes a “Sale” under the terms of his retirement agreement. Such amount shall be paid upon the earlier of (1) 30 days following the consummation of this offering; (2) the payment of severance amounts to him; and (3) February 1, 2014. Notwithstanding the foregoing, he shall not be entitled to any payments under his retirement agreement if he voluntarily resigns or retires before February 2, 2014, upon his death or disability or if he is terminated for cause. Mr. Gordon agreed to cancel his outstanding Kellwood Company stock options in connection with his entry into this amended and restated retirement agreement.

It is currently anticipated that Mr. Gordon’s sole operational responsibilities will relate to AHC’s non-Vince businesses after consummation of this offering, and that he will remain an employee of Kellwood Company, LLC. As such, he will not be one of Vince Holding Corp.’s Named Executive Officers for fiscal 2013 or beyond.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table sets forth information regarding outstanding equity awards of Kellwood Company held by our Named Executive Officers at the end of fiscal 2012:

	Options Awards(1)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jill Granoff	May 4, 2012	(2)	—	44,000	$150.78	May 4, 2022
Arthur Gordon(3)	N/A
Michael Saunders	February 20, 2008		8,000	2,000	$1.00	August 15, 2013	(4)

(1)	Each stock option was granted pursuant to the 2010 Option Plan. Pursuant to the terms of his extension agreement (as described below in Note 4), the options previously issued to Mr. Saunders will be exercisable into shares of Apparel Holding Corp. common stock upon the consummation of this offering.
(2)	Ms. Granoff’s options will vest 20% each year on the anniversary of the grant date beginning on the first anniversary of the grant date so long as she remains continuously employed with Kellwood Company. Notwithstanding the foregoing, unvested options will automatically vest upon the consummation of certain sale and change of control transactions involving Kellwood Company.
(3)	As described below in “—Employment Agreements,” Mr. Gordon agreed to cancel his outstanding Kellwood Company stock options in exchange for payments under his retirement agreement. Such options were effectively surrendered and cancelled on October 4, 2012 in accordance with the terms of the related option cancellation agreement.
(4)	Mr. Saunders entered into an Extension Agreement with Kellwood Company on August 5, 2013, pursuant to which the expiration date of his previously granted Kellwood Company options was extended from the date which was ten days after the date upon which his employment with Kellwood Company was terminated, or July 8, 2013, to the earliest of (a) the date which is 10 days after the consummation of this offering, (b) the date of the consummation of a Sale (as such term is defined in Saunders’ original Grant Agreement) and (c) on June 30, 2020 (such earliest of (a), (b) or (c) referred to herein as, the “Expiration Time”). The Company shall provide Saunders with at least 10 days’ notice of the Expiration Time. Saunders agreed that Saunders shall not, and has no right to, exercise any of the Options until the date that is 10 days prior to the Expiration Time. Within the 30 day period prior to the Expiration Time, affiliates of Sun Capital shall have the right to purchase all or any of Mr. Saunders’ options at the lower of (i) $120.78 per option (as such price may be adjusted in accordance with the Extension Agreement) and (ii) the fair market value of the underlying share, minus $1.00 per option. The purchase price may be paid, in the sole discretion of the Sun Capital affiliates, solely in cash, in a combination of cash and non-voting common stock of Apparel Holding Corp. or entirely in non-voting common stock of Apparel Holding Corp.; provided, that in the event the Sun Capital affiliates purchase all or some of Mr. Saunders’ options by paying the purchase price with non-voting common stock of Apparel Holding Corp., they shall have the right, for seven months after the date of such purchase, to buy back all or some of such shares of non-voting common stock for fair market value at the time of repurchase. In the event Mr. Saunders exercises his options prior to the Expiration Time, affiliates of Sun Capital shall have the right, within seven months of the related exercise date, to purchase any or all of the shares acquired upon such exercise at the lower of (i) $121.78 per share (as may be adjusted in accordance with the Extension Agreement) and (ii) the fair market value of such share at the time of repurchase.

Director Compensation

During fiscal 2012, AHC did not make any compensation payments (including any equity grants) to its directors, for service as directors, as all of its directors were employees of AHC or affiliates of Sun Capital, which will continue to be AHC’s controlling stockholder after consummation of this offering. Sun Cardinal, an affiliate of Sun Capital, will also have the authority to designate a majority of AHC’s directors after consummation of this offering. AHC did reimburse directors for out-of-pocket expenses they incurred in connection with their service as directors, including those incurred in connection with attending all board and committee meetings. See “Additional Information Related to Vince—Vince Executive Compensation—Director Compensation” for a description of Vince Holding Corp.’s director compensation arrangements after consummation of this offering.

Director and Officer Indemnification and Limitation of Liability

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Employee Stock Plans

2010 Option Plan

The 2010 Option Plan was adopted by the board of directors of Kellwood Company, a wholly-owned subsidiary of Apparel Holding Corp., on June 30, 2010. As of February 2, 2013, Kellwood Company had reserved 100,000 shares of its common stock for issuance under the 2010 Option Plan. The Kellwood Company board of directors will not grant any further awards under the 2010 Option Plan to any of AHC’s officers or directors after the consummation of this offering. Future awards to executive officers that will provide services to Vince after consummation of this offering and AHC’s directors shall be granted by AHC’s board of directors or compensation committee under the Vince 2013 Incentive Plan, as described in “Additional Information Related to Vince—Vince Executive Compensation.”

Section 401(k) Plan

AHC provides the defined contribution Kellwood Retirement Savings Plan, a 401(k) Plan, as well as various group health and welfare programs that are generally available to all Kellwood employees, including AHC’s Named Executive Officers.

Under the plan, eligible employees electing to participate may contribute up to 100% of their pretax income, subject to IRS rules limiting an individual’s total contributions and the application of IRS tests designed to ensure that the plan does not discriminate in favor of highly compensated employees.

Effective February 1, 2013, AHC reinstated the 401(k) for all employees. AHC will match 50% up to the first 3% of the employee’s deferral. AHC did not make any contributions to any AHC Named Executive Officer’s 401(k) account in fiscal 2012.

DESCRIPTION OF CERTAIN INDEBTEDNESS OF AHC

The following description of certain indebtedness of AHC sets forth the debt of historical AHC and its consolidated subsidiaries. In connection with this offering, all AHC segments other than the Vince segment (or the non-Vince businesses) will be separated from AHC in the IPO Restructuring Transactions. In connection with these transactions, the Pre-IPO Stockholders will continue to own the non-Vince businesses through their ownership of Kellwood Holding, LLC. Kellwood Company, LLC will become a subsidiary of Kellwood Holding, LLC and will remain liable for its obligations under the debt described in this section. Additionally, Vince, LLC’s obligations under the Wells Fargo Facility, the Cerberus Term Loan, the Sun Term Loan Agreements and the 12.875% Notes will be terminated or released in connection with the consummation of this offering and Vince, LLC will not guarantee or become a party to Kellwood’s new revolving credit facility. As a result, the debt of Kellwood after giving effect to the IPO Restructuring Transactions will not be the debt of Apparel Holding Corp, the entity offering stock in this offering.

In connection with this offering, Kellwood Company, LLC will use the proceeds from the repayment of the Kellwood Note Receivable to, after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates, (i) repay, at closing, all indebtedness outstanding under (A) the $45 million Cerberus Term Loan and (B) the Sun Term Loan Agreements, which collectively totaled $118.0 million in the aggregate as of August 3, 2013, (ii) discharge, or repurchase at par all of the outstanding 12.875% Notes, which totaled $146.8 million as of August 3, 2013, plus, with respect to clauses (i) and (ii), fees, expenses and accrued and unpaid interest thereon, (iii) pay a restructuring fee equal to 1% of the aggregate of the offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management pursuant to the Management Services Agreement and (iv) pay a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements.” It is currently estimated that the restructuring fee described in clause (iii) above and payable to Sun Capital Management in connection with this offering will total $3.5 million.

In addition, Kellwood Company, LLC may, at or after closing, use proceeds remaining from the repayment of the Kellwood Note Receivable to discharge, refinance or repurchase at par the following indebtedness, for which Vince, LLC is neither a guarantor nor an obligor: (A) all of the outstanding 7.625% Notes, which totaled $87.0 million in aggregate principal amount as of August 3, 2013; and (B) all of the outstanding 3.5% Convertible Notes, which totaled $0.2 million in aggregate principal amount as of August 3, 2013, plus, with respect to clauses (i) and (ii), fees, expenses and accrued and unpaid interest thereon.

Kellwood Company, LLC shall enter into an escrow agreement with Vince Intermediate Holding, LLC and the Escrow Agent, pursuant to which Vince Intermediate Holding, LLC will, on behalf of Kellwood Company, LLC, escrow an amount with the Escrow Agent equal to the face amount of all the indebtedness described in the prior paragraph (with the proceeds from the repayment of the Kellwood Note Receivable and after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates) which is not repaid, repurchased or discharged at closing until such time as it is discharged, refinanced or repaid in full. No interest will accrue on the funds placed into escrow with the Escrow Agent and both Vince Intermediate Holding, LLC and Kellwood Company, LLC must consent to any distributions from the escrow account in accordance with the terms of the Transfer Agreement. The escrow agreement will automatically terminate upon the release of all funds escrow account, in accordance with the terms thereof.

In addition, Kellwood Company, LLC will, in connection with this offering, refinance the Wells Fargo Facility, to among other things, remove Vince, LLC as an obligor thereunder. See “Use of

Proceeds” and “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC” for additional information and “Additional Information Related to AHC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of AHC—Liquidity and Capital Resources” for a description of such indebtedness.

In connection with the refinancing of the Wells Fargo Facility, Kellwood Company, LLC anticipates entering into a $         million revolving facility. Kellwood is still in preliminary discussions with Wells Fargo with respect to the terms any such new revolving credit facility. In general, we expect that such facility will contain representations and warranties, financial and restrictive covenants, events of default and collateral arrangements that are customary for this type of financing. We anticipate that indebtedness under such facility will be the only outstanding long-term debt of Kellwood after consummation of this offering. Vince, LLC will not guarantee or be a borrower party or guarantor to any such new revolving credit facility.

ADDITIONAL INFORMATION RELATED TO VINCE

The information appearing in this section relates to the Vince business and Apparel Holding Corp., the entity offering shares of common stock in this offering after giving effect to the IPO Restructuring Transactions, and to the operations of Vince, LLC and the Vince business on a historical basis, as the context requires.

Please note the following:

•

Apparel Holding Corp. (to be renamed Vince Holding Corp. prior to the consummation of this offering) is the legal issuer of the shares offered in this offering. Investors will be investing in the Vince business, however, they will be purchasing shares issued by Apparel Holding Corp., not Vince, LLC;

•	The information set forth below is provided as supplemental information and should not be considered in lieu of the information pertaining to Apparel Holding Corp; and

•

The financial information included in this discussion and in Vince, LLC’s historical financial statements may not be indicative of Apparel Holding Corp.’s financial position, operating results and changes in equity after the completion of the IPO Restructuring Transactions, or what they would have been had the Vince business operated separately from the non-Vince businesses during the periods presented.

As used in this “Additional Information Related to Vince” section, unless the context otherwise requires:

•

“our,” “us,” “we” and “Vince Holding Corp.” refers to Vince Holding Corp. (currently known as Apparel Holding Corp.) and its consolidated subsidiaries (including Vince, LLC) after giving effect to the IPO Restructuring Transactions;

•	“Vince” refers to the Vince business after giving effect to the IPO Restructuring Transactions;

•

“Vince, LLC” refers to the entity that has historically held the Vince assets and liabilities and will continue to do so after completion of the IPO Restructuring Transactions and the consummation of this offering and the application of proceeds of this offering as discussed herein. Apparel Holding Corp. is the legal issuer of the shares offered in this offering. Investors will be investing in the Vince business, however, they will be purchasing shares issued by Apparel Holding Corp., not Vince, LLC.;

•

“AHC” refers to Apparel Holding Corp. and its consolidated subsidiaries (including Kellwood Company) prior to the completion of the IPO Restructuring Transactions. Apparel Holding Corp. is the historical owner and operator of the Vince and non-Vince businesses; and

•

“Kellwood” refers to Kellwood Holding, LLC and its consolidated subsidiaries (including Kellwood Company, LLC) after giving effect to the IPO Restructuring Transactions, as the future owner and operator of the non-Vince businesses, or to the non-Vince businesses of AHC prior to the completion of the IPO Restructuring Transactions, as the context requires.

SUPPLEMENTAL SELECTED HISTORICAL FINANCIAL DATA OF VINCE, LLC

The following tables set forth the supplemental selected historical financial data of Vince, LLC, the entity that has historically held the Vince assets and liabilities and will continue to do so after completion of the IPO Restructuring Transactions and the consummation of this offering.

You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization of AHC,” “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC” and Vince, LLC’s audited financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data for each of fiscal 2010, fiscal 2011 and fiscal 2012 and the balance sheet data as of January 28, 2012 and February 2, 2013 set forth below are derived from Vince, LLC’s audited financial statements included elsewhere in this prospectus.

The statement of operations data for the six month periods ended July 28, 2012 and August 3, 2013 and the balance sheet data as of August 3, 2013 set forth below are derived from Vince, LLC’s unaudited quarterly financial statements and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented.

Operating results for the six month periods are not necessarily indicative of results for a full financial year, or any other periods. Vince, LLC’s summary historical financial data include charges from Kellwood Company for certain expenses, including centralized legal, tax, treasury, information technology, employee benefits and other centralized services and infrastructure costs. The charges have been determined on bases that we considered to be reasonable reflections of the utilization of services provided or the benefit received by Vince, LLC.

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
(In thousands, except for percentages and store counts)
				(unaudited)	(unaudited)
Statement of Operations Data:
Net sales	$111,492	$175,255	$240,352	$90,531	$114,657
Cost of products sold	55,695	89,545	132,156	50,119	63,506

Gross profit	55,797	85,710	108,196	40,412	51,151
Operating expenses:
Selling, general and administrative expenses(1)(2)	32,704	42,148	66,639	27,057	33,954
Amortization of intangible assets	598	599	598	299	300

Total operating expenses	33,302	42,747	67,237	27,356	34,254

Income from operations	22,495	42,963	40,959	13,056	16,897
Interest expense(3)	7,172	15,004	22,903	10,690	12,429
Other expense, net	350	478	779	396	512

Income before provision for income taxes	14,973	27,481	17,277	1,970	3,956
Provision for Income taxes	5,923	10,812	6,964	789	1,556

Net income	$9,050	$16,669	$10,313	$1,181	$2,400

Other Operating and Financial Data:
Total stores at end of period	16	19	22	19	24
Comparable store sales growth	9.3%	7.6%	23.1%	13.9%	31.7%
Capital expenditures	$1,602	$1,450	$1,821	$457	$3,406

(1)	Includes the impact of our public company transition costs and certain one-time costs of $9.3 million for fiscal 2012 and $4.0 million for the first six months of 2013. These costs include transition payments to our founders, charges that are directly attributable to offering, incremental costs for external legal counsel and consulting fees incurred to effect the Restructuring Transactions and other one-time charges. We expect additional transaction costs (excluding underwriting discounts and commissions) of approximately $2.9 million for the remainder of fiscal 2013 will be charged to SG&A.

(2)	Vince, LLC is charged for the use of services provided by Kellwood Company departments and shared facilities. These charges are based upon the actual cost incurred, without markup. These functions and facilities will remain with Kellwood upon separation in the IPO Restructuring Transactions and will continue to be an integral part of the non-Vince businesses going forward. Vince, LLC will continue to use certain of these services for a period of time through the shared services agreement described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement” and will be charged accordingly. The charges to Vince, LLC may not be representative of what the costs would have been had Vince, LLC been a separate, stand-alone entity during the periods presented.
(3)	Interest expense for fiscal 2010, fiscal 2011 and fiscal 2012 and the six month periods ended July 28, 2012 and August 3, 2013 represents interest costs and amortization of debt issuance costs on certain Kellwood Company indebtedness, including the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements. These debt instruments and related interest expense are included in the Vince, LLC financial statements as Vince, LLC is a borrower party thereunder. The Kellwood Note Receivable will include accrued and unpaid interest on such indebtedness (and on the Public Bonds and the 3.5% Convertible Notes), through the closing date of this offering. All such debt instruments are to be repaid, refinanced or discharged in connection with the consummation of this offering. We intend to enter into a new revolving credit facility and a new term loan facility with the consummation of this offering and expect to incur interest expense on those at market rates prevailing at the time. We also intend to borrow approximately $ million under our new term loan facility at that time. The interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $ million or $ million, respectively.

The balance sheet data of Vince, LLC is presented on an actual basis as of January 28, 2012, February 2, 2013 and August 3, 2013.

	As of January 28, 2012	As of February 2, 2013	As of August 3, 2013
(In thousands)
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$34	$35	$106
Total current assets	40,861	60,854	82,603
Total current liabilities(1)	102,470	110,466	148,005
Long-term debt(1)	122,207	152,675	163,675
Total invested equity	(1,524)	(22,017)	(26,159)
Total liabilities and invested equity	228,942	247,211	290,562

(1)	Included within current liabilities are short-term borrowings under the Wells Fargo Facility of $88.2 million, $79.8 million and $115.6 million as of January 28, 2012, February 2, 2013 and August 3, 2013, respectively. Long-term debt includes the Cerberus Term Loan and the Sun Term Loan Agreements. These debt instruments and the related capitalized deferred issuance costs are included in the Vince, LLC financial statements as Vince, LLC is a borrower party thereunder. This debt was incurred to fund the operation and growth of the Vince and non-Vince businesses, including to finance certain acquisitions made by Kellwood Company since 2008. As discussed above, we intend to enter into a new revolving credit facility and a new term loan facility with the consummation of this offering. We also intend to borrow approximately $ million under our new term loan facility at that time. The interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013 would have been $ million or $ million, respectively.

SUPPLEMENTAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VINCE, LLC

You should read the following discussion together with “Additional Information Related to Vince—Supplemental Selected Historical Financial Data of Vince, LLC,” “Additional Information Related to AHC—Description of Certain Indebtedness of AHC” and Vince, LLC’s audited financial statements and related notes thereto included elsewhere in this prospectus. You should also read this discussion in connection with “Additional Information Related to AHC—Unaudited Pro Forma Consolidated Financial Data of AHC” for a detailed discussion of the effects of the IPO Restructuring Transactions on our financial condition and results of operations. The statements in this discussion regarding expectations of our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors—Risks Related to Vince,” “Risk Factors—Risks Related to the Restructuring Transactions,” “Risk Factors— Risks Related to this Offering and Our Common Stock” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

As used in this section, unless the context requires otherwise:

•

“our,” “us,” “we” and “Vince Holding Corp.” refer to Vince Holding Corp. (currently known as Apparel Holding Corp.) and its consolidated subsidiaries (including Vince, LLC) after giving effect to the IPO Restructuring Transactions;

•	“Vince” refers to the Vince business after giving effect to the IPO Restructuring Transactions;

•

“Vince, LLC” refers to the entity that has historically held the Vince assets and liabilities and will continue to do so after completion of the IPO Restructuring Transactions and the consummation of this offering. Apparel Holding Corp. is the legal issuer of the shares offered in this offering. Investors will be investing in the Vince business, however, they will be purchasing shares issued by Apparel Holding Corp., not Vince, LLC;

•

“AHC” refers to Apparel Holding Corp. and its consolidated subsidiaries (including Kellwood Company) prior to consummation of the IPO Restructuring Transactions. AHC is the historical owner and operator of the Vince and non-Vince businesses; and

•

“Kellwood” refers to Kellwood Holding, LLC and its consolidated subsidiaries (including Kellwood Company, LLC) after giving effect to the IPO Restructuring Transactions, as the future owner and operator of the non-Vince businesses, or to the non-Vince businesses of AHC prior to the consummation of the IPO Restructuring Transactions, as the context requires.

As described elsewhere in this prospectus AHC will use a series of transactions to separate the non-Vince businesses from the Vince business in the IPO Restructuring Transactions. In connection with Vince Intermediate Holding, LLC’s acquisition of Vince, LLC, Vince Intermediate Holding, LLC will issue the Kellwood Note Receivable to Kellwood Company, LLC. The principal amount of the Kellwood Note Receivable represents (i) the face value of the indebtedness (including accrued and unpaid interest and any related fees and expenses) to be repaid, discharged or repurchased by Kellwood Company, LLC in connection with the consummation of this offering, (ii) a restructuring fee equal to 1% of the aggregate of this offering and certain related debt repayment and the amount of the new Vince and Kellwood credit facilities to Sun Capital Management pursuant to the Management Services Agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Management Fees,” and (iii) a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional Information Related to Vince—Vince

Executive Compensation—Employment Agreements,” all partially offset by (iv) indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates. It is currently estimated that the restructuring fee described in clause (ii) above and payable to Sun Capital Management in connection with this offering will total $3.5 million. Most of the proceeds from this offering will be used to repay the Kellwood Note Receivable. As further described within “Additional Information Related to AHC—Unaudited Pro Forma Consolidated Financial Data of AHC,” the estimated pro forma amount due under the Kellwood Note Receivable as of August 3, 2013 is $385.0 million. The Kellwood Note Receivable will be repaid with most of the net proceeds from this offering, along with the borrowings under our new term loan facility. Once the IPO Restructuring Transactions have occurred, the non-Vince businesses will operate separately from the Vince business. After consummation of this offering, the Vince business will be our only operations going forward. An investment in Vince Holding Corp. is an investment in the Vince business. Vince, LLC’s assets and liabilities consist solely of the Vince business.

AHC has maintained distinct financial records of its Vince and non-Vince businesses. Revenues and expenses identified as directly pertaining to the Vince or non-Vince businesses have been credited or charged directly to the Vince or non-Vince businesses, as applicable. Additionally, we will continue to be charged for the use of services provided by centralized Kellwood departments and shared facilities, such as distribution, information technology and back office support, after the consummation of this offering. However, the financial information included herein may not necessarily reflect the financial position, results of operations and cash flows of the Vince business in the future or what they would have been had we been operated separately from the non-Vince businesses during the periods presented.

AHC has significant indebtedness. Vince, LLC is a borrower party or guarantor to a significant amount of this debt. Kellwood Company, LLC will use proceeds from the Kellwood Note Receivable together with new financing arrangements to repay, refinance or discharge, much of this debt. Because Vince, LLC is a borrower party to the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements, all such debt and related balances are included on the Vince, LLC balance sheet, and the corresponding interest expense is included in our statements of operations. Vince, LLC will have no obligations under such debt (or under the 12.875% Notes, the 7.625% Notes or the 3.5% Convertible Notes that are also to be repaid, refinanced or discharged by Kellwood Company, LLC with proceeds from the repayment of the Kellwood Note Receivable) after giving effect to the consummation of this offering and the application of the related proceeds. We intend to enter into a new revolving credit facility and new term loan facility in connection with the consummation of this offering and expect to incur interest expense on those at market rates prevailing at the time. We also intend to borrow approximately $         million under our new term loan facility at that time. The interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $         million or $         million, respectively.

Our future results of operations after giving effect to the IPO Restructuring Transactions and the consummation of this offering will include costs and expenses for us to operate as a stand-alone company, and, consequently, these costs and expenses may be materially different than our historical results of operations. We expect that we will incur significantly higher expenses such as audit fees, professional fees, and costs to maintain our corporate functions, such as board of director fees and expenses, SEC reporting costs and costs to comply with Sarbanes-Oxley Act and other internal control requirements. Also, as a stand-alone company, we may not be able to negotiate as favorable terms in contracts, such as those for materials, services and intellectual property, as those negotiated in the past by AHC. Accordingly, the Vince, LLC financial information for these periods may not be indicative of our future results of operations, financial position and cash flows.

Business Summary

Vince is a prominent, high-growth contemporary apparel brand known for modern, effortless style and everyday luxury essentials. Founded in 2002, Vince has generated strong sales momentum over the last decade. We believe that we will achieve continued success by expanding our product assortment distributed through premier wholesale partners in the U.S. and select international markets, as well as in our own branded retail locations and on our e-commerce platform. We have a small number of wholesale partners who account for a significant portion of our net sales. Net sales to the full-price, off-price and e-commerce operations of our four largest wholesale partners were 59% of our total revenue for fiscal 2011, 61% of our total revenue for fiscal 2012 and 63% of our total revenue for the first six months of 2013. These partners, each of which accounted for more than 10% of our total revenue for fiscal 2011 and fiscal 2012, include Nordstrom, Saks Fifth Avenue, Neiman Marcus and Bloomingdales. Nordstrom, Saks Fifth Avenue and Neiman Marcus each accounted for more than 10% of our total revenue for the first six months of fiscal 2013 and collectively represented 55.7% of our total revenue in such period. We design our products in the U.S. and source the vast majority of our products from contract manufacturers outside the U.S., primarily in Asia and South America.

We serve our customers through a variety of channels that reinforce the Vince brand image. Our diversified channel strategy allows us to introduce our products to customers through multiple distribution points that are reported in two segments: wholesale and direct-to-consumer. Our wholesale segment is comprised of sales to premier department stores and specialty stores in the U.S. and in select international markets, with U.S. wholesale representing 76% of our fiscal 2012 sales and 70.4% of our sales in the first six months of fiscal 2013. We believe that our success in the U.S. wholesale channel and our strong relationships with premier wholesale partners provide opportunities for continued growth. These growth initiatives include creating enhanced product assortments and brand extensions through both in-house development activities and licensing arrangements, as well as continuing the build-out of branded shop-in-shops in select wholesale partner locations. We also believe international wholesale, which represented 8% of net sales for fiscal 2012 and 10.3% of net sales for the first six months of fiscal 2013, presents a significant growth opportunity as we strengthen our presence in existing geographies and introduce Vince in new markets globally.

In 2008, we initiated a direct-to-consumer strategy with the opening of our first retail store. As of August 31, 2013, we operated 26 stores, which consist of 21 full-price retail stores and 5 outlet locations. Based on a combination of third-party analyses and internal projections, we believe that the U.S. market can currently support at least 100 free-standing Vince store locations. Comparable store sales reflect net revenue at retail stores that have been open for at least 12 months. Net revenue from a store is included in comparable store sales in the 13th month following its opening. Non-comparable store sales include sales from new stores that have not been open for at least 12 months. In the event that we relocate, or change square footage of an existing store, we would treat that store as a non-comparable store until the 13th month following the relocation or square footage adjustment. For 53-week fiscal years, we do not adjust comparable store sales to exclude the additional week. Fiscal 2012 was a 53-week year while fiscal 2011 reflects a 52-week year. Our comparable store sales grew by 23.1% in fiscal 2012 and by 31.7% in the first six months of fiscal 2013 primarily as a result of a 24.4% increase in average dollar sale and a 7.3% increase in transaction volume. We plan to continue to drive our comparable store sales growth through a balanced combination of increased traffic, conversion and average dollar sale.

The direct-to-consumer segment also includes our website, www.vince.com, which was also launched in 2008. The direct-to-consumer segment accounted for 16% of fiscal 2012 net sales and 19.3% of net sales in the first six months of fiscal 2013, and we expect sales from this channel to grow as we drive productivity in existing stores, open new stores and upgrade and re-launch our website in 2014.

Despite recent global economic trends which led to a decline in discretionary consumer spending, we believe, based on industry experience, that our performance remained strong due primarily to a strong design aesthetic and superior quality. Our net sales are derived exclusively from the sale of Vince branded apparel and accessories and have grown from $175.3 million in 2011 to $240.4 million in 2012, representing a 37.1% increase. Total net sales were $90.5 million and $114.7 million in the first six months of fiscal 2012 and fiscal 2013, respectively, representing growth of 26.7%. Since the start of fiscal 2011, we have experienced significant sales growth within both the wholesale and direct-to-consumer segments. Wholesale segment sales growth since 2011 through the first six months of fiscal 2013 was driven primarily by the addition of over 600 wholesale doors, bringing total wholesale door count to 2,145 as of August 3, 2013 compared to 1,527 as of January 29, 2011, as well as increased penetration in our existing wholesale doors, primarily due to the continued expansion of our product offerings. Wholesale door count represents the number of third party wholesalers, such as department stores, who currently stock our products. Some of these wholesalers sell our products mixed in with their other apparel and accessories, while others carve out a dedicated area for Vince products. Each such store, regardless of whether it utilizes a dedicated area for Vince products and whether it offers men’s and women’s Vince product in different locations within the same store, counts as a single location for purposes of calculating our wholesale door count. Direct-to-consumer segment sales growth during these periods was driven by an increase in comparable store sales, the opening of eight additional retail stores in addition to the 16 stores opened as of January 29, 2011, and strong e-commerce sales growth. Our comparable store sales growth was 7.6%, 23.1% and 31.7% in fiscal 2011, fiscal 2012 and the first six months of fiscal 2013, respectively.

Opportunities, Challenges and Risks

We intend to focus on generating sales by increasing our wholesale productivity and by expanding our direct-to-consumer segment. In our wholesale business, we will work with our existing wholesale partners to increase our wholesale penetration by capitalizing on new and existing product categories (whether developed in-house or through licensing arrangements), improving our visual presentation, space layout and fixtures and opening branded shop-in-shops. We anticipate that an increasing percentage of our new sales will come from our direct-to-consumer segment and our international operations as we grow and expand our business. The growth in our direct-to-consumer business will be primarily driven by the opening of new retail stores, improving the productivity of our existing stores (by enhancing store-level merchandising, launching new product categories and improving our inventory management) and leveraging our recently enhanced e-commerce strategy.

Over the last decade, Vince has generated strong sales momentum and has successfully grown to include a men’s collection in 2007, expanded denim, leather and outerwear lines in 2010, and women’s footwear, which was launched through a licensing partnership in 2012. We intend to continue building existing product categories by elevating our men’s collection, expanding our denim and outwear businesses, increasing the assortment of women’s bottoms and dresses and implementing a replenishment program for core items. Additionally, we have identified new product categories, including handbags and leather accessories as well as more tailored collections for women and men, which we believe will allow us to capture incremental share from existing customers and attract new customers in our wholesale and direct-to-consumer businesses.

We have a small number of wholesale partners who account for a significant portion of our net sales. Net sales to the full-price, off-price and e-commerce operations of our four largest wholesale partners represented 63.0% of our total revenue in the first six months of fiscal year 2013, 61% of our total revenue for fiscal 2012 and 59% of our total revenue for fiscal 2011. We do not have written agreements with any of these wholesale partners, which include Nordstrom, Saks Fifth Avenue, Neiman Marcus and Bloomingdale’s. As such, purchases from our wholesale partners generally occur on an order-by-order basis. A decision by any of our major wholesale partners to significantly decrease the amount of merchandise purchased from us or our licensing partners could substantially reduce our revenue and have a material adverse effect on our profitability.

As of August 31, 2013, we had seven shop-in-shops with our U.S. wholesale partners and seven shop-in-shops with our international wholesale partners. Working with our wholesale partners, we are planning to open 15 to 20 new branded shop-in-shops in fiscal 2013 and believe there is an attractive opportunity to open additional shop-in-shops in 2014 and beyond. While expanding the number of shop-in-shops is part of our growth strategy, there can be no assurances we will be able to align our wholesale partners with this strategy and continue to receive floor space from our wholesale partners to open or expand shop-in-shops.

In fiscal 2012, approximately 16% of our net sales were generated from our direct-to-consumer segment, which consists of our retail stores and our e-commerce platform. In the first six months of fiscal 2013 approximately 19.3% of our net sales were generated from our direct-to-consumer segment. Based on a combination of third-party analyses and internal projections, we believe the U.S. market can currently support at least 100 free-standing Vince store locations. We plan to double our store base over the next three to five years, including opening net six new stores in fiscal 2013. As we expand our store base, we may not be able to maintain or grow the levels of comparable store sales that we have experienced historically.

Vince products are currently sold in 43 countries, either directly to premier department and specialty stores, or through distribution relationships with highly-regarded international partners with exclusive rights to certain territories. Approximately 8% of our net sales for fiscal 2012 and 10.3% of our net sales for the first six months of fiscal 2013 resulted from our international wholesale operations. We intend to continue to increase our presence in international markets, including Canada, select European countries, Asia and the Middle East, by supplementing existing distribution partnerships, increasing wholesale partner penetration and productivity and selectively adding stand-alone retail locations with current and prospective partners. Locating and managing these international partnerships may be challenging and we may incur additional costs in doing so.

We entered into a licensing agreement when we launched women’s footwear in 2012 and signed a licensing agreement in 2013 for the launch of children’s apparel in 2014. We will continue to explore additional licensing opportunities for select categories requiring specialized expertise, such as intimates/loungewear, men’s footwear and fashion accessories. While these licensing arrangements present an attractive way to grow our business, identifying, implementing and maintaining licensing arrangements requires additional expenditures of management time and oversight to ensure brand consistency and brand integrity.

We have expanded our operations since our inception in 2002 and have limited operating experience at our current size. Our business has more than doubled over the past two years, as we have grown our total net sales from $111.5 million in fiscal 2010 to $240.4 million in fiscal 2012 and from $90.5 million in the first six months of fiscal 2012 to $114.7 million in the first six months of fiscal 2013. Although we have made and are continuing to make investments to support our near and longer-term growth, we will continue to have an ongoing relationship with Kellwood which will provide services, including distribution, information technology and back office support, under the Shared Services Agreement. Our continued expansion may exceed the capacity that Kellwood is able to provide under the terms of such agreement. In addition, Kellwood has experienced financial difficulties in the past. If Kellwood encounters any such issues during the term of the Shared Services Agreement or is unable to satisfy its obligations thereunder on a timely basis, we may be unable to provide these services internally or implement acceptable, substitute arrangements with third-party providers.

After the IPO Restructuring Transactions, we must obtain goods, technology and services we will not obtain from Kellwood on our own. We may be unable, as an entity separate from and smaller than Kellwood, to obtain such goods, technology and services at prices and terms as favorable as those available to us prior to the separation. As a result, our costs may increase and our profitability may decrease.

Our CEO, Jill Granoff, and CFO, Lisa Klinger, joined the company in 2012. Many of the other members of our senior management team, including our President, Karin Gregersen, and our Creative Director, Doo-Ri Chung, have been with us less than one year. As a result, our senior management team has limited experience working together as a group. The lack of shared experience could negatively impact our senior management’s ability to quickly and efficiently respond to problems and effectively manage our business.

Basis of Presentation

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year.

•	References to “fiscal year 2012” or “fiscal 2012” refer to the fiscal year ended February 2, 2013;

•	References to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012; and

•	References to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011.

•	References to “first six months of fiscal 2013” refer to the six months ended August 3, 2013; and

•	References to “first six months of fiscal 2012” refer to the six months ended July 28, 2012.

Fiscal year 2012 consists of a 53-week period and each of fiscal 2011 and fiscal 2010 consisted of a 52-week period. The first six months of fiscal 2013 and the first six months of fiscal 2012 each consisted of 26 weeks.

Net sales.    Our net sales consist of revenues from the sale of products, less returns, discounts and allowances and other offsets to net sales as well as shipping and handling fees and licensing fees and royalties. In our wholesale segment, revenue is recognized when goods are shipped in accordance with customer orders, at which point title passes. Provisions for discounts, returns and other allowances are recorded as a reduction of net sales in the same period as the related sales. Historically, increases in revenues have been driven primarily by the addition of new wholesale doors, increased penetration in our existing wholesale doors and by incorporating higher priced items into our product assortment. Going forward, we anticipate that the wholesale and direct-to-consumer segments will contribute almost equivalent amounts to future sales growth, with the direct-to-consumer channel becoming a higher percentage of the business than it is today (but not higher than wholesale overall). In our direct-to-consumer segment, revenue is recognized at the time of customer purchase in our retail stores, and at the time of shipment for customer e-commerce orders. Comparable store sales are calculated based on our own branded retail locations that have been open for at least 13 months and do not include any sales from our e-commerce business. There may be variations in the way other companies and retailers calculate comparable store or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable with similar data made available by other companies. Additionally, comparable store sales for companies like our own that are in the midst of opening additional retail locations may be of limited utility.

Cost of products sold.    Our cost of products sold includes:

•	the cost of purchased merchandise, including raw materials;

•	the cost of inbound transportation, including freight;

•	the cost of our production, sourcing and technical design departments;

•	other processing costs associated with acquiring and preparing the inventory for sale as charged by Kellwood as part of the Shared Services Agreement; and

•	shrink and valuation reserves.

Gross profit/Gross margin.    Gross profit is defined as net sales less the cost of products sold. Gross margin is gross profit expressed as a percentage of net sales. As we have continued to use more expensive but lower margin raw materials such as leather and fur-trimmed items and as our men’s business has become a larger portion of our sales, we have seen a reduction in our gross margin rate; however our gross profit dollars have continued to increase. Our gross margins have also been adversely impacted in the past by margin assistance to our wholesale customers. Such margin arrangements are customary in the industry and will continue to impact future margins in relation to the overall performance of the Vince product with our retail partners. Going forward, we expect our margin rate to improve as a result of increasing the percentage of our net sales derived from our direct-to-consumer segment, which tends to generate higher margins than our wholesale business, optimizing our pricing strategy and by leveraging economies of scale as we evolve into a larger organization.

There may be variations in the costs that other companies use to calculate gross profit. As a result, data in this prospectus regarding our gross profit dollars and gross margin may not be comparable with similar data made available by other companies.

Selling, general and administrative expenses.    Our selling, general and administrative expenses (“SG&A expenses”) consist of all other operating expenses, excluding amortization of intangible assets, which are not included in cost of products sold. These expenses include marketing, advertising, design, occupancy, certain distribution costs, salaries and benefits and other corporate overhead. Additionally, our historical financials include charges for the use of services provided by centralized Kellwood departments and shared facilities. These costs were charged upon the actual cost incurred, without mark-up. The charges to Vince, LLC may not be representative of what the costs would have been had we been operated separately from the non-Vince businesses during the periods presented, however, we believe the amounts charged are representative of incremental cost to Kellwood to provide these services to us. In future periods we will continue to use certain of these services, such as distribution, information technology and back office support, from Kellwood as part of the Shared Services Agreement. SG&A expenses have increased over the past 18 months as we have added resources and capabilities to operate as a stand-alone company. We expect our SG&A expenses as a percentage of sales to slightly increase over the near-term as we incur additional costs associated with our retail operations as sales from our direct-to-consumer segment becomes a larger percentage of our business and as we incur costs associated with the consummation of this offering (including stock based compensation charges). Additionally, in an effort to build our brand awareness, we intend to increase our marketing investment across a range of strategic initiatives, including cooperative advertising with wholesale partners, print media, digital media, editorial coverage, direct mail, search engine optimization, social media initiatives, targeted product placement, celebrity outreach and in-store events. In the long-term, we expect our SG&A expenses, as a percentage of sales, to increase slightly from recent levels as we grow our direct-to-consumer business and invest in expanded marketing efforts, as well as from ongoing public company costs.

Amortization of intangible assets.    Our amortization of intangible assets consists of straight-line amortization expense on our definite-lived intangible assets over a 20 year life. These assets are comprised of Vince customer relationships and were valued at the time of the acquisition of Kellwood Company by affiliates of Sun Capital in 2008. We test definite-lived intangible assets if a triggering event occurs. There have been no triggering events or impairments recorded on the Vince customer relationships. Under the provisions of ASC Topic 350, we do not amortize indefinite-lived tangible assets (our Vince trademark). In accordance with ASC Topic 350, indefinite-lived intangible assets are tested for impairment at least annually and in an interim period if a triggering event occurs. The fair value of the trademark is estimated and compared to its carrying value. We estimate the fair value of these assets primarily based on a royalty savings model, which uses discounted cash flow assumptions. We completed our most recent annual impairment testing on our indefinite-lived intangible assets during the fourth quarter of fiscal 2012 and no impairments were identified.

Interest expense.    Our interest expense has historically included interest and related costs on the Wells Fargo Facility, Cerberus Term Loan and the Sun Term Loan Agreements. These debt instruments and the related interest expense are included in the Vince, LLC financial statements as Vince, LLC is a borrower party under such instruments. Vince, LLC will have no obligations under such debt (or under the 12.875% Notes, the 7.625% Notes or the 3.5% Convertible Notes that are also to be repaid, refinanced or discharged by Kellwood Company, LLC with proceeds from the repayment of the Kellwood Note Receivable) after giving effect to the consummation of this offering and the application of the related proceeds. As this expense is expected to be significantly less than our historical interest expense under the Wells Fargo, Cerberus and Sun Term Loans, we believe that our interest expense will decrease in both absolute terms and as a percentage of revenue in both the near and intermediate term.

We intend to enter into a new revolving credit facility and new term loan facility in connection with the consummation of this offering and expect to incur interest expense on those at market rates prevailing at the time. We intend to borrow approximately $         million under our new term loan facility at that time. The interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $         million or $         million, respectively.

Other expense, net.    Our other expense, net primarily consists of miscellaneous income and expenses and management fees incurred by Kellwood Company which were charged to Vince in the amounts of $0.4 million, $0.5 million, $0.8 million and $0.2 million for fiscal 2010, fiscal 2011, fiscal 2012 and the first six months of fiscal 2013, respectively. Upon consummation of this offering, Vince will no longer incur management fees payable to Sun Capital Management as the obligations under the Management Services Agreement will be terminated or remain with Kellwood. As a result, we do not expect to report other expense, net, after consummation of this offering. We will enter into a services agreement with Sun Capital Management, pursuant to which we will agree to reimburse Sun Capital Management for out-of-pocket expenses incurred in connection with providing consulting services to us. We intend to report any expense associated with this new services agreement as SG&A expense in future reporting periods.

Provision for income taxes.    We are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with inherent uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. Historically, we have been primarily subject to taxation in the U.S. because we have sold the majority of our products to customer in the U.S. We anticipate that in the future as we expand our sale of products to customers outside the U.S., we could become subject to taxation based on the foreign statutory rates in the countries where these sales occurred and our effective tax rate would fluctuate accordingly. We are subject to examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax reserve and expense. Should actual events differ from our current expectations, we could experience a material impact to our financial position, results of operations and cash flows.

Our operating results have historically been included in the U.S. federal and state income tax returns for AHC. Provision for income taxes in the Vince, LLC financial statements have been determined on a stand-alone basis (i.e., on a “separate return” basis). As such, we are required to assess the realization of our net deferred tax assets, the need for a valuation allowance and judgments on the recognition of tax benefits based on our own facts and circumstances and exclude from that assessment any impact of the overall results of AHC. We believe the assumptions underlying the allocation of income taxes are reasonable; however, the amounts allocated for income taxes in the Vince, LLC financial statements are not necessarily indicative of the income taxes that would have been recorded had Vince, LLC been a separate, stand-alone entity during the periods presented.

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities at enacted rates. We determine the appropriateness of valuation allowances in accordance with the “more likely than not” recognition criteria.

AHC has generated certain tax benefits (including NOLs) and tax credits which it has been unable to utilize, and will generate certain section 197 intangible deductions. Absent the IPO Restructuring Transactions, based on available information, it is more likely than not that AHC’s net deferred tax assets will not be realized, and accordingly there is currently a full valuation allowance against all of the U.S. net deferred tax assets.

As a result of the IPO Restructuring Transactions, we expect that these net deferred tax assets will be available to offset future taxable income. As of August 3, 2013 AHC has deferred tax assets of $77.6 million related to U.S. NOL carry-forwards, which has a full valuation allowance recorded against them. Approximately $205.0 million in federal NOL carry-forwards would become available to offset future taxable income as of August 3, 2013. In connection with the consummation of this offering, we will enter into the Tax Receivable Agreement with the Pre-IPO Stockholders. As a result of the Tax Receivable Agreement, 85% of any benefits we receive from utilization of NOLs and other tax attributes will be paid to the Pre-IPO Stockholders. As further described within “Additional Information Related to AHC—Unaudited Pro Forma Consolidated Financial Data of AHC,” the pro forma amount due under the Tax Receivable Agreement as of August 3, 2013 is $172.1 million. We anticipated funding amounts due under the Tax Receivable Agreement with internally generated cash flow from operations and availability under our new revolving credit facility. We estimate the net benefits from the NOL carry-forwards and other tax attributes covered by the Tax Receivable Agreement will be utilized within ten years. We do not anticipate that the existence of the Tax Receivable Agreement, or payments to be made thereunder, will impact our effective tax rate which is estimated to be approximately 38% to 42% both during and after the period we will be subject to the Tax Receivable Agreement. The expansion of our international operations may cause our effective tax rate to fluctuate and be different than expected.

Furthermore, federal and state laws impose substantial restrictions on the utilization of NOL carry-forwards in the event of an “ownership change,” as defined in Section 382 of the Code. Under the rules, such an ownership change is generally any change in ownership of more than 50 percent of a company’s stock within a rolling three-year period, as calculated in accordance with the rules. The rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning directly or indirectly 5% or more of the stock of the company and any change in ownership arising from new issuances of stock by the company.

At this time, we have not performed a detailed analysis under Section 382 of the Code to determine if the IPO Restructuring Transactions would constitute an ownership change. However, with this offering and other transactions that have occurred over the past three years, we may trigger or have already triggered an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry-forwards (after giving effect to payments to be made to the Pre-IPO Stockholders under the Tax Receivable Agreement) to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Notwithstanding the foregoing, our preliminary analysis under Section 382 of the Code indicates that the IPO Restructuring Transactions would not trigger an “ownership change” limitation.

Vince, LLC Results of Operations

	Fiscal Year			Percentage of Net Sales
	2010	2011	2012	2010	2011	2012
(In thousands, except store counts, percentages)
Statements of Operations:
Net sales	$111,492	$175,255	$240,352	100.0%	100.0%	100.0%
Cost of products sold	55,695	89,545	132,156	50.0%	51.1%	55.0%

Gross profit	55,797	85,710	108,196	50.0%	48.9%	45.0%
Operating expenses:
Selling, general and administrative expenses	32,704	42,148	66,639	29.3%	24.1%	27.7%
Amortization of intangible assets	598	599	598	0.5%	0.3%	0.3%

Total operating expenses	33,302	42,747	67,237	29.8%	24.4%	28.0%

Income from operations	22,495	42,963	40,959	20.2%	24.5%	17.0%
Interest expense	7,172	15,004	22,903	6.5%	8.5%	9.5%
Other expense, net	350	478	779	0.3%	0.3%	0.3%

Income before provision for income taxes	14,973	27,481	17,277	13.4%	15.7%	7.2%
Provision for income taxes	5,923	10,812	6,964	5.3%	6.2%	2.9%

Net income	$9,050	$16,669	$10,313	8.1%	9.5%	4.3%

Other Operating and Financial Data:
Total stores at end of period	16	19	22
Comparable store sales growth	9.3%	7.6%	23.1%
Capital expenditures	$1,602	$1,450	$1,821

	Six Months Ended		Percentage of Net Sales
	July 28, 2012	August 3, 2013	July 28, 2012	August 3, 2013
(In thousands, except store counts, percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statements of Operations:
Net sales	$90,531	$114,657	100.0%	100.0%
Cost of products sold	50,119	63,506	55.4	55.4

Gross profit	40,412	51,151	44.6	44.6
Operating expenses:
Selling, general and administrative expenses	27,057	33,954	29.9	29.6
Amortization of intangible assets	299	300	0.3	0.3

Total operating expenses	27,356	34,254	30.2	29.9

Income from operations	13,056	16,897	14.4	14.7
Interest expense	10,690	12,429	11.8	10.8
Other expense, net	396	512	0.4	0.4

Income before provision for income taxes	1,970	3,956	2.2	3.5
Provision for income taxes	789	1,556	0.9	1.4

Net income	$1,181	$2,400	1.3%	2.1%

Other Operating and Financial Data:
Total stores at end of period	19	24
Comparable store sales growth	13.9%	31.7%
Capital expenditures	$457	$3,406

Non-GAAP Financial Measure

To provide investors with additional information about our financial results, we disclose within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation between Adjusted EBITDA and net income. Net income is the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because we believe it enhances investors’ understanding of our operating results. Adjusted EBITDA is provided because management believes it is an important measure of financial performance commonly used to determine the value of companies, to define standards for borrowing from institutional lenders and because it is the primary measure used by management to evaluate our performance.

Some limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	other companies may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and Vince, LLC’s audited historical financial results presented elsewhere in this prospectus in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net income based on our combined statements of operations for each of the periods indicated:

	Fiscal Year			Six Months Ended
				July 28,	August 3,
	2010	2011	2012	2012	2013
(in thousands)
Adjusted EBITDA:
Wholesale	$39,353	$63,171	$73,515	$27,932	$32,072
Direct-to-consumer	1,045	1,713	5,865	(698)	3,002

Segment Adjusted EBITDA	40,398	64,884	79,380	27,234	35,074
Unallocated Corporate Adjusted EBITDA	(16,761)	(20,698)	(27,860)	(11,974)	(13,572)

Total Adjusted EBITDA	23,637	44,186	51,520	15,260	21,502
Interest expense (a)	(7,172)	(15,004)	(22,903)	(10,690)	(12,429)
Provision for income taxes	(5,923)	(10,812)	(6,964)	(789)	(1,556)
Depreciation and amortization expense	(1,492)	(1,701)	(2,009)	(921)	(1,106)
Public company transition costs (b)	—	—	(9,331)	(1,679)	(4,011)

Net income	$9,050	$16,669	$10,313	$1,181	$2,400

(a)	Interest expense for fiscal 2010, fiscal 2011 and fiscal 2012 and the six month periods ended July 28, 2012 and August 3, 2013 represents interest costs and amortization of debt issuance costs on certain Kellwood Company indebtedness, including the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements. These debt instruments and related interest expense are included in the Vince, LLC financial statements as Vince, LLC is a borrower party thereunder. We intend to enter into a new revolving credit facility and new term loan facility in connection with the consummation of this offering and expect to incur interest expense on those at market rates prevailing at the time. We intend to borrow approximately $         million under our new term loan facility at that time. The interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $         million or $         million, respectively.

(b)	Adjusted EBITDA does not include the impact of our public company transition costs and certain one-time costs of $9.3 million for fiscal 2012 and $4.0 million for the first six months of fiscal 2013. These costs include transition payments to our founders, charges that are directly attributable to this offering, incremental costs for external legal counsel and consulting fees incurred to effect the Restructuring Transactions and other one-time costs. These charges are excluded due to their non-recurring nature and ability to impact comparability to other periods.

First Six Months of Fiscal 2013 Compared to First Six Months of Fiscal 2012

Net Sales for the first six months of fiscal 2013 were $114.7 million, increasing $24.2 million, or 26.6%, versus $90.5 million for the first six months of fiscal 2012. The increase in sales compared to the prior year is due to an increase in volume across both of our business segments.

Segment Results of Operations

	Net Sales by Segment		Segment Adjusted EBITDA
	Six Months Ended		Six Months Ended
	July 28, 2012	August 3, 2013	July 28, 2012	August 3, 2013
(in thousands)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Wholesale	$78,064	$92,551	$27,932	$32,072
Direct-to-consumer	12,467	22,106	(698)	3,002

Total	$90,531	$114,657	$27,234	$35,074

Net sales from our wholesale segment increased $14.5 million, or 18.6%, to $92.6 million in the first six months of fiscal 2013 from $78.1 million in the first six months of fiscal 2012. We increased volume with many of our premier wholesale partners through increased sales productivity in existing doors, including our first women’s shop-in-shop at Saks Fifth Avenue, opened in September 2012, and the opening of 13 new shop-in-shops with our domestic and international partners.

Segment Adjusted EBITDA from our wholesale segment increased $4.2 million, or 14.8%, to $32.1 million in the first six months of fiscal 2013 from $27.9 million in the first six months of fiscal 2012. This increase was driven primarily from a sales volume increase of $14.5 million and a decrease in operating expenses as a percentage of wholesale sales, partially offset by a reduction in the gross margin rate primarily due to one-time charges associated with the recording of inventory reserves. The decrease in operating expenses as a percentage of net wholesale sales resulted as our net wholesale sales grew at a rate greater than our expenses during fiscal 2013.

Net sales from our direct-to-consumer segment increased $9.6 million, or 77.3%, to $22.1 million in the first six months of fiscal 2013 from $12.5 million in the first six months of fiscal 2012. This sales growth was due to (i) comparable retail store sales growth of 31.7% contributing $3.1 million, or 32.0%, driven by a 24.4% increase in average dollar sale and a 7.3% increase in transactions, (ii) opening five stores (bringing our total retail store count to 24 as of August 3, 2013, compared to 19 as of July 28, 2012) contributing $4.7 million, or 48.9%, and (iii) e-commerce sales growth of 68.9% contributing $1.8 million, or 19.1%.

Segment Adjusted EBITDA from our direct-to-consumer segment was $3.0 million in the first six months of fiscal 2013 compared to $(0.7) million in the first six months of fiscal 2012. The $3.7 million increase resulted primarily from a sales volume increase of $9.6 million which more than offset the additional operating expenses incurred during the period to support the sales growth.

Cost of products sold for first six months of fiscal 2013 was $63.5 million, increasing $13.4 million, or 26.7%, versus $50.1 million for the first six months of fiscal 2012. The increase in costs of products sold is due to (i) additional volume contributing $11.9 million, or 88.9% and (ii) one-time charges to record inventory reserves for excess goods and raw materials purchased using prior inventory control management systems and processes contributing $1.5 million, or 11.1%.

Gross Profit/Gross Margin was 44.6% for the first six months of fiscal 2012 and the first six months of fiscal 2013. While the margin rate remained constant year over year, it was unfavorably impacted in fiscal 2013 by one-time inventory reserves for excess merchandise, which accounted for 130 basis points of decline, and increased margin assistance provided to our wholesale partners, which accounted for 54 basis points of decline. Favorable margin upside of 146 basis points was driven by a higher percentage of our sales coming from the direct-to-consumer segment, in which we generally recognize higher margins, and an increased percentage of full-price to off-price sales, which accounted for 38 basis points of upside.

Selling, general and administrative expenses for the first six months of fiscal 2013 were $34.0 million, increasing $6.9 million, or 25.5%, versus $27.1 million for the first six months of fiscal 2012. The increase in SG&A expenses compared to the prior year is primarily due to:

•	Increased compensation expense of $1.1 million related to hiring and retaining certain key employees;

•	Increased occupancy and depreciation expense of $1.4 million due primarily to new retail store openings;

•	Increased design, development and marketing expenses of $2.4 million to support our brand awareness growth efforts and the opening of new retail stores; and

•	Increased corporate costs such as legal and audit fees of $2.0 million associated with preparing to become a public company.

Amortization of intangible assets for the first six months of fiscal 2013 and fiscal 2012 were unchanged at $0.3 million.

Interest expense for the first six months of 2013 was $12.4 million, increasing $1.7 million, or 16.3%, versus $10.7 million for the first six months of 2012. Interest expense increased as we had higher average debt balances period over period. The increase in overall debt balances was primarily due to additional borrowings under the Sun Term Loan Agreements during the first six months of fiscal 2013 to fund capital spending and corporate costs associated with preparation for this offering, combined with the payment-in-kind feature of the interest recognized on these instruments.

Other expense, net for the first six months of fiscal 2013 and fiscal 2012 was largely unchanged at $0.5 million and $0.4 million, respectively.

Provision for income taxes for the first six months of fiscal 2013 was $1.6 million, increasing $0.8 million, or 97.2%, versus $0.8 million for the first six months of fiscal 2012. Our effective tax rate on pretax income for the first six months of fiscal 2013 and fiscal 2012 was 39.3% and 40.1%, respectively. The rates for the first six months of fiscal 2013 and the first six months of fiscal 2012 differed from the U.S. statutory rate of 34.0% primarily due to state taxes for the periods presented.

Fiscal Year 2012 Compared to Fiscal Year 2011

Net sales for fiscal 2012 were $240.4 million, increasing $65.1 million, or 37.1%, versus $175.3 million for fiscal 2011. The increase in sales compared to the prior year was due to volume increases across both of our business segments. Net sales for the fifty-third week of fiscal 2012 were approximately $0.6 million for the direct-to-consumer and $17.6 million for the wholesale segment, which represents approximately 7.5% of Vince, LLC’s net sales for fiscal 2012.

Segment Results of Operations

	Net Sales by Segment		Segment Adjusted EBITDA
	Fiscal Year		Fiscal Year
	2011	2012	2011	2012
(in thousands)
Wholesale	$151,921	$203,107	$63,171	$73,515
Direct-to-consumer	23,334	37,245	1,713	5,865

Total	$175,255	$240,352	$64,884	$79,380

Net sales from our wholesale segment increased $51.2 million, or 33.7%, to $203.1 million in fiscal 2012 from $151.9 million in fiscal 2011, partially attributable to the expansion of the number of our wholesale doors by nearly 400 doors, or over 20% of our door base. This increase was also a result of increased sales volume with our four largest wholesale partners, which contributed $43.4 million, or 85%.

Segment Adjusted EBITDA from our wholesale segment increased $10.3 million, or 16.4%, to $73.5 million in fiscal 2012 from $63.2 million in fiscal 2011. This increase was driven primarily by a sales volume increase of $51.2 million in fiscal 2012, partially offset by a decrease in the gross margin rate as a result of higher cost of goods and increased margin assistance to our wholesale partners and higher operating expenses as a percentage of wholesale sales driven by increased compensation costs.

Net sales from our direct-to-consumer segment increased $13.9 million, or 59.6%, to $37.2 million in fiscal 2012 from $23.3 million in fiscal 2011. This sales growth was due to (i) comparable retail store sales growth of 23.1% contributing $4.4 million, or 31.4%, driven by a 16.0% increase in transactions and 7.1% increase in average dollar sale, (ii) opening three stores (bringing our total retail store count to 22 as of February 2, 2013, compared to 19 as of January 28, 2012) contributing $5.2 million, or 37.1%, and (iii) e-commerce sales growth of 103.4% contributing $4.4 million, or 31.6%.

Segment Adjusted EBITDA from our direct-to-consumer segment increased $4.2 million, or 242.4%, to $5.9 million in fiscal 2012 from $1.7 million in fiscal 2011. The increase was driven primarily by a sales volume increase of $13.9 million in fiscal 2012, which more than offset the additional expenses incurred during the period to support the sales growth.

Cost of products sold for fiscal 2012 was $132.2 million, increasing $42.6 million, or 47.6%, versus $89.5 million for fiscal 2011. The increase in costs of products sold is due to (i) additional volume contributing $21.9 million, or 51.4%, and (ii) increased material costs and a product assortment shift to more expensive but lower margin products contributing $20.7 million, or 48.6%.

Gross Profit/Gross Margin decreased 389 basis points to 45.0% in fiscal 2012 from 48.9% in fiscal 2011. The decrease in gross margin was due primarily to additional margin assistance provided to our wholesale partners, which accounted for 169 basis points of decline but which we believe was a major contributor to volume growth. The margin rate was further impacted by shifts in our product mix and the use of more expensive but lower margin raw materials such as leather and furs, which accounted for 106 basis points of the decline. The balance of our margin decline, or 114 basis points, was attributable to the increased penetration of off-price sales to full-price sales.

Selling, general and administrative expenses for fiscal 2012 were $66.6 million, increasing $24.5 million, or 58.1%, versus $42.1 million for 2011. The increase in SG&A expenses compared to the prior year is primarily due to:

•

Increased compensation expense of $15.1 million related to hiring and retention of certain key employees (including one-time transition payments of $6.4 million in the aggregate to our founders), and increased charges from expanded and dedicated resources in retail operations that were previously centralized at the Kellwood level;

•	Increased occupancy expense of $1.9 million due primarily to new retail store openings;

•	Increased design, development and marketing expenses of $1.9 million to support our brand awareness growth efforts and the opening of new retail stores; and

•	Increased corporate costs, such as legal and audit fees, of $2.7 million associated with preparing to become a public company.

Amortization of intangible assets for fiscal 2011 and fiscal 2012 was unchanged at $0.6 million in each period.

Interest expense for fiscal 2012 was $22.9 million, increasing $7.9 million, or 52.6%, versus $15.0 million for fiscal 2011. The increase was primarily due to higher average outstanding debt balances in fiscal 2012. Interest expense increased as we had higher average debt balances period over period, partially offset by a one-time charge of $1.7 million to write off debt issuance costs during the third quarter of fiscal 2011. The increase in overall debt balances was primarily due to (i) additional borrowings on the Sun Term Loan Agreements during fiscal 2012 to fund capital spending and corporate costs associated with preparations of this offering, combined with the payment-in-kind feature of the interest recognized on these instruments, and (ii) the full year impact of entering into the Cerberus Term Loan during the third quarter of fiscal 2011 to fund the fiscal 2011 cash purchase consideration payment of $58.5 million to CRL Group, LLC (“CRL Group”).

Other expense, net for fiscal 2012 and fiscal 2011 was $0.8 million and $0.5 million, respectively. The increase is primarily due to higher management fees payable to Sun Capital Management under the Management Services Agreement due to our increased revenue year over year.

Provision for income taxes for fiscal years 2012 and 2011 was an expense of $7.0 million and $10.8 million, respectively. Our effective tax rate on pretax income for fiscal 2012 and fiscal 2011 was 40.3% and 39.3%, respectively. The rates for the fiscal year 2012 and fiscal 2011 differed from the U.S. statutory rate of 34.0% primarily due to state taxes for the periods presented.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales for fiscal 2011 were $175.3 million, an increase of $63.8 million, or 57.2%, versus $111.5 million for fiscal 2010. The increase in sales compared to the prior year is due to an increase in volume across both of our business segments.

Segment Results of Operations

	Net Sales by Segment		Segment Adjusted EBITDA
	Fiscal Year		Fiscal Year
	2010	2011	2010	2011
(in thousands)
Wholesale	$95,798	$151,921	$39,353	$63,171
Direct-to-consumer	15,694	23,334	1,045	1,713

Total	$111,492	$175,255	$40,398	$64,884

Net sales from the wholesale segment increased $56.1 million, or 58.6%, to $151.9 million in fiscal 2011 from $95.8 million in fiscal 2010, due largely to increased sales volume with our four largest wholesale partners, which contributed $42.8 million, or 76%. This increase was also partially attributable to the expansion of the number of our wholesale doors by over 200 doors, or 15% of our door base.

Segment Adjusted EBITDA from the wholesale segment increased $23.8 million, or 60.5%, to $63.2 million in fiscal 2011 from $39.4 million in fiscal 2010. This increase was driven primarily by a sales volume increase of $56.1 million and a decrease in operating expenses as a percentage of wholesale sales, partially offset by a gross margin rate reduction due to higher cost of goods and an increase in our off-price sales penetration. The decrease in operating expenses as a percentage of net wholesale sales resulted from our net wholesale sales growing at a greater rate than our expenses during fiscal 2011.

Net sales from our direct-to-consumer segment increased $7.6 million, or 48.7%, to $23.3 million in 2011 from $15.7 million in 2010. This sales growth was due to (i) comparable retail stores sales growth of 7.6% contributing $1.0 million, or 13.2%, driven by the strength of our existing and expanded product categories and the increasing recognition of the Vince brand by consumers; (ii) opening three stores (bringing our total retail store count to 19 as of January 28, 2012 from 16 as of January 28, 2011) contributing $4.1 million, or 53.3%, and (iii) e-commerce sales growth of 146.7% contributing $2.5 million, or 33.1%.

Segment Adjusted EBITDA from our direct-to-consumer segment increased $0.7 million, or 63.9%, to $1.7 million in fiscal 2011 from $1.0 million in fiscal 2010. The increase was due primarily to a sales volume increase of $7.6 million during fiscal 2011, which more than offset the additional expenses incurred during the period to support sales growth.

Cost of products sold for fiscal 2011 was $89.5 million, increasing $33.9 million, or 60.8%, versus $55.7 million for fiscal 2010. The increase in costs of products sold compared to the prior year is primarily due to (i) additional sales volume contributing $17.5 million, or 51.8%, and (ii) increased material costs and a product shift to more expensive products but lower margin items contributing $16.3 million, or 48.2%.

Gross Profit/Gross Margin decreased 114 basis points to 48.9% in fiscal 2011 from 50.0% in fiscal 2010. The decrease in gross margin was due to increased off-price wholesale sales, which decreased margin by 56 basis points, and the use of more expensive but lower margin raw materials such as leathers and furs in our products, which had a 58 basis point impact.

Selling, general and administrative expenses for fiscal 2011 were $42.1 million, increasing $9.4 million, or 28.9%, versus $32.7 million for fiscal 2010. The increase in SG&A expenses compared to the prior year is primarily due to:

•	Increased incentive compensation expense of $0.5 million related to the brand’s strong financial performance;

•	Increased occupancy expense of $1.7 million due primarily to new retail store openings;

•	Increased design, development and marketing expenses of $1.8 million to support our brand awareness growth efforts and the opening of new retail stores; and

•	Increased salaries, benefits, travel expenses, outside services and costs to support our information systems of $4.6 million due to increased focus on expanding our direct-to-consumer segment.

Amortization of intangible assets for fiscal 2011 and fiscal 2010 was unchanged at $0.6 million in each period.

Interest expense for fiscal 2011 was $15.0 million, increasing $7.8 million, or 109.2%, from $7.2 million in fiscal 2010. Interest expense increased as we had higher average debt balances period over period, partially offset by a one-time charge of $1.7 million to write off debt issuance costs during the third quarter of fiscal 2011. The increase in overall debt balances was primarily due to (i) additional borrowings on the Sun Term Loan Agreements during fiscal 2011 to fund capital spending, combined with the payment-in-kind feature of the interest recognized on these instruments and (ii) entering into the Cerberus Term Loan during the third quarter of fiscal 2011.

Other expense, net for fiscal 2011 and fiscal 2010 was $0.5 million and $0.4 million, respectively, for management fees payable to Sun Capital Management under the Management Services Agreement.

Provision for income taxes for fiscal years 2011 and 2010 was an expense of $10.8 million and $5.9 million, respectively. Our effective tax rate on pretax income for fiscal 2011 and fiscal 2010 was 39.3% and 39.6%, respectively. The rates for the fiscal year 2011 and fiscal 2010 differed from the U.S. statutory rate of 34.0% primarily due to state taxes for the periods presented.

Quarterly Financial Data

The following table presents our unaudited quarterly results of operations for the ten fiscal quarters ended August 3, 2013. This information includes all adjustments, consisting only of normal recurring adjustments that management considers necessary for the fair presentation of such data. This quarterly data should be read in conjunction with our audited financial statements and related notes. Our historical unaudited quarterly consolidated results of operations are not necessarily indicative of results for any future fiscal quarters or fiscal years.

	Three Months Ended
	April 30, 2011	July 30, 2011	October 29, 2011	January 28, 2012	April 28, 2012	July 28, 2012	October 27, 2012	February 2, 2013	May 4, 2013	August 3, 2013
(In thousands, unaudited)
Net sales	$25,993	$43,492	$57,459	$48,311	$33,376	$57,155	$76,990	$72,831	$40,363	$74,294
Cost of products sold	12,715	21,609	28,931	26,290	18,599	31,520	41,872	40,165	22,850	40,656

Gross profit	13,278	21,883	28,528	22,021	14,777	25,635	35,118	32,666	17,513	33,638
Selling, general and administrative expenses	9,100	10,414	10,498	12,136	12,323	14,734	19,406	20,176	15,456	18,498
Amortization of intangible assets	150	149	150	150	149	150	150	149	150	150
Interest expense	2,649	2,839	5,289	4,227	4,887	5,803	6,059	6,154	6,025	6,404
Other expense, net	117	118	118	125	193	203	193	190	125	387

Income (loss) before provision for income taxes	1,262	8,363	12,473	5,383	(2,775)	4,745	9,310	5,997	(4,243)	8,199
Provision for income taxes	503	3,320	4,949	2,040	(1,101)	1,890	3,748	2,427	(1,688)	3,244

Net income (loss)	$759	$5,043	$7,524	$3,343	$(1,674)	$2,855	$5,562	$3,570	$(2,555)	$4,955

Our wide-range of merchandise and our strategy of carrying a broad selection but limited quantities of each item reduce our overall seasonality relative to other contemporary brands. Nevertheless, our business is mildly seasonal in nature and sales are generally the highest in the third and fourth fiscal quarters due to the year-end holiday season and lowest in the first and second fiscal quarters. As a result of this seasonality and generally because of variation in consumer spending habits, we experience fluctuations in net sales and EBITDA during the year.

We incurred certain public company transition and certain one-time costs during the last three quarters of fiscal 2012 and the first six months of fiscal 2013. Those costs totaled $9.3 million in fiscal 2012 and $4.0 million in the first six months of fiscal 2013, which were recorded in SG&A. These costs include transition payments to our founders, charges that are directly attributable to this offering, incremental costs for legal counsel and consulting fees incurred to effect the Restructuring Transactions and other one-time costs. Such costs incurred during the second, third and fourth quarters of fiscal 2012 were $1.7 million, $4.2 million and $3.4 million, respectively.

Liquidity and Capital Resources

Our primary cash requirements are to support inventory purchases, working capital and capital expenditures for retail store expansion and remodeling. Historically, we were financed as part of Kellwood Company. Interest expense associated with a portion of Kellwood Company’s indebtedness, including under the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements, is included in the Vince, LLC financial statements as Vince, LLC is a borrower party thereunder. Vince, LLC will have no obligations under such debt (or under the 12.875% Notes, the 7.625% Notes or the 3.5% Convertible Notes which are also to be repaid by Kellwood Company, LLC with proceeds from the repayment of the Kellwood Note Receivable), after giving effect to the consummation of this offering and the application of the related proceeds.

Capital expenditures are expected to aggregate approximately $10.0 to $12.0 million in fiscal 2013, including approximately $5.0 million to $7.0 million for new and remodeled stores, approximately $1.0 to $2.0 million for wholesale shop-in-shop build-out, and the remainder for other corporate activities, including a new corporate headquarters and information technology enhancements.

Capital expenditures are expected to increase as we invest in the direct-to-consumer store expansion and wholesale shop-in-shop buildout. In fiscal 2014, we project capital expenditures to aggregate $9.0 to $11.0 million, including $4.0 to $6.0 million for new and remodeled stores, approximately $2.0 to $3.0 million on new and updated store-in-store locations and the remainder for other corporate activities.

We anticipate funding our cash requirements and growth initiatives primarily from internally generated cash flow from operations and availability under our new revolving credit facility. If our business fails to perform, to our expectations we may require additional liquidity resources or we may need to reduce our growth initiatives.

We intend to enter into a new $         million revolving credit facility and a new $         million term loan facility, with interest rates ranging from     % to     %, in connection with the consummation of this offering. We expect that our new credit facilities will contain significant restrictive covenants. These covenants may limit or impair our financing and operational flexibility and make it difficult for us to react to market conditions and satisfy our ongoing capital needs and unanticipated cash requirements.

We expect that cash flow from operations, availability under our new credit and term loan facilities, and proceeds from this offering will be sufficient to fund our operations for at least the next 18 months.

Operating Cash Flow Information

	Fiscal Years			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
(In thousands)
				(unaudited)	(unaudited)
Operating Activities:
Net income	$9,050	$16,669	$10,313	$1,181	$2,400
Add (deduct) items not affecting operating cash flows:
Depreciation	894	1,102	1,411	622	806
Amortization of intangible assets	598	599	598	299	300
Amortization of debt issuance costs	1,289	1,499	2,154	1,104	1,050
Deferred income taxes	3,091	5,825	(2,050)	2,441	1,173
Capitalized PIK interest	1,486	5,614	10,468	4,511	5,999
Deferred debt issuance cost write-off	738	1,747	—	—	—
Loss on disposition of property, plant and equipment	—	8	—	—	262
Changes in assets and liabilities:
Receivables, net	(4,423)	(12,174)	(7,457)	(10,366)	(5,972)
Inventories, net	(3,987)	(2,592)	(8,360)	(10,905)	(9,118)
Prepaid expenses and other current assets	(2,036)	(490)	(2,455)	(3,829)	(6,588)
Accounts payable and accrued expenses	3,779	3,133	17,108	8,138	1,213
Other assets and liabilities	30	350	900	468	307

Net cash provided by (used in) operating activities	$10,509	$21,290	$22,630	$(6,336)	$(8,168)

Because we have been financed as part of Kellwood Company and cash is centrally managed by Kellwood Company, our cash balance as of August 3, 2013 was $0.1 million and represents retail store deposits.

Net cash provided by (used in) operating activities primarily consists of net income, adjusted for certain non-cash items including PIK interest on the Cerberus Term Loan and the Sun Term Loan Agreements depreciation, amortization and changes in deferred income taxes and the effects of changes in working capital and other activities.

Net cash used in operating activities for the first six months of fiscal 2013 was $8.2 million, which consisted of net income of $2.4 million, impacted by non-cash items of $9.6 million and cash used in working capital of $20.2 million. Net cash used in working capital primarily resulted from an increase in receivables, net of $6.0 million due to the timing of customer receipts as well as increases in inventories and prepaid expenses of $15.7 million due to anticipated retail store openings and shipments for the fall season. This was offset in part due to increases in our accounts payable and other accrued expenses of $1.2 million.

Net cash used in operating activities for the first six months of fiscal 2012 was $6.3 million, which consisted of net income of $1.2 million, impacted by non-cash items of $9.0 million and cash used in working capital of $16.5 million. Non-cash expenses included depreciation, amortization and PIK interest expense of $6.5 million, offset in part by a $2.4 million decrease in deferred income taxes. Net cash used in working capital primarily resulted from an increase in receivables, net of $10.4 million due to the timing of customer receipts as well as increases in inventories and prepaid expenses of $14.7 million due to anticipated shipments for the fall season. This was offset in part due to increases in our accounts payable and other accrued expenses of $8.1 million due to the timing of vendor payments.

Net cash provided by operating activities for fiscal 2012 was $22.6 million, which consisted of net income of $10.3 million, impacted by non-cash items of $12.6 million and cash used in working capital of $0.3 million. Non-cash expenses included depreciation, amortization and PIK interest expense of $14.6 million, offset in part by a $2.1 million decrease in deferred income taxes. Net cash used in working capital resulted primarily from an increase in receivables, net of $7.5 million due to timing of customer receipts and an increase in inventories, net of $8.4 million due to timing of inventory receipts. This was partially offset by an increase in our accounts payable and other accrued expenses of $17.1 million due to timing of payments to our vendors, as well as the accrual of $6.4 million in transition payment to our founders, which was subsequently paid during fiscal 2013.

Net cash provided by operating activities for fiscal 2011 was $21.3 million, which consisted of net income of $16.7 million, impacted by non-cash items of $16.4 million and cash used in working capital of $11.8 million. Non-cash expenses included depreciation, amortization and PIK interest expense of $8.8 million, the write-off of debt placement costs of $1.8 million, as well as a $5.8 million increase to deferred income taxes. Net cash used in working capital resulted from an increase in receivables, net of $12.2 million due to timing of customer receipts and increase in inventories, net of $2.6 million due to timing of inventory receipts. This was partially offset by an increase in our accounts payable and other accrued expenses of $3.1 million due to timing of payments to our vendors.

Net cash provided by operating activities for 2010 was $10.5 million, which consisted of net income of $9.1 million, impacted by non-cash items of $8.1 million and cash used in working capital of $6.6 million. Non-cash expenses included depreciation, amortization and PIK interest expense of $4.3 million, the write-off of debt placement costs of $0.7 million, as well as a $3.1 million increase to deferred income taxes. Net cash used in working capital primarily resulted from an increase in receivables, net of $4.4 million due to timing of customer receipts and an increase in inventories, net of $4.0 million due to timing of inventory receipts. This was partially offset by an increase in our accounts payable and other accrued expenses of $3.8 million due to timing of payments to our vendors.

Investing Cash Flow Information

	Fiscal Years			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
(In thousands)
				(unaudited)	(unaudited)
Investing Activities:
Payments for capital expenditures	$(1,602)	$(1,450)	$(1,821)	$(457)	$(3,406)
Payments for contingent purchase price	(4,475)	(58,465)	(806)	(806)	—

Cash used in investing activities	$(6,077)	$(59,915)	$(2,627)	$(1,263)	$(3,406)

Cash used in investing activities.    Cash used in investing activities represents capital expenditures, primarily related to retail store build-outs, including leasehold improvements and store fixtures, and cash payments paid to CRL Group related to the acquisition of the Vince business as a result of achievement of performance goals as specified in the purchase agreement.

Cash used in investing activities increased $2.1 million from $1.3 million used in investing activities in the first six months of fiscal 2012 to $3.4 million used in investing activities in the first six months of fiscal 2013. The increase is primarily attributable to an increase in capital expenditures of $2.9 million as a result of timing of retail store construction.

Cash used in investing activities decreased $57.3 million from $59.9 million used in investing activities in fiscal 2011 to $2.6 million used in investing activities in fiscal 2012. The decrease is primarily attributable to the cash purchase consideration of $58.5 million paid to CRL Group related to the acquisition of the Vince business, offset by a small increase in capital expenditures.

Cash used in investing activities increased $53.8 million from $6.1 million used in investing activities in fiscal 2010 to $59.9 million used in investing activities in fiscal 2011. The decrease is due to the cash purchase consideration paid to CRL Group during fiscal 2011 related to the acquisition of the Vince business.

Financing Cash Flow Information

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
(In thousands)
				(unaudited)	(unaudited)
Financing activities:
Borrowing of short-term debt obligations	$—	$14,900	$—	$—	$—
Payments for short-term debt obligations	—	(14,900)	—	—	—
Borrowings of long-term loan obligations	22,393	79,900	30,000	30,000	5,000
Payments for debt extinguishment	—	—	(15,000)	—	—
Borrowings of revolving credit facilities	185,172	399,621	620,367	221,940	392,627
Payments for revolving credit facilities	(127,576)	(368,995)	(623,806)	(205,404)	(356,809)
Fees paid for amendments to credit facility	(3,644)	—	—	(114)	—
Fees paid for short-term debt obligations	—	(101)	—	—	—
Fees paid for revolving credit facilities	—	(2,147)	(114)	(609)	32
Fees paid for long-term loan obligations	—	(2,675)	(643)	(34)	(60)
Distributions to Kellwood Company	(80,773)	(66,959)	(30,806)	(38,185)	(29,145)

Net cash (used in) provided by financing activities	$(4,428)	$38,644	$(20,002)	$7,594	$11,645

Net cash (used in) provided by financing activities.    Net cash (used in) provided by financing activities primarily relates to distributions to Kellwood Company, borrowings and repayments of certain Kellwood Company’s short-term debt obligations, long-term debt obligations, revolving credit facilities, and debt issuance costs related thereto.

Historically, Kellwood Company provided all cash management functions on our behalf through a centralized treasury function. Substantially all of our cash balances were swept to Kellwood Company on a daily basis, where the cash is managed and invested by Kellwood Company. As a result, all charges from Kellwood Company are transacted through the centralized treasury function and are deemed to have been paid by us to Kellwood Company, in cash, during the period in which the charges are recorded. In addition, all of our cash receipts were advanced to Kellwood upon receipt. We consider all transactions with Kellwood Company to be financing activities, which are presented as one net amount.

Net cash provided by financing activities was $11.6 million in the first six months of fiscal 2013 due to net borrowings on the Wells Fargo Facility of $35.8 million and additional borrowings of $5.0 million on the Sun Term Loan Agreements, offset in part by distributions to Kellwood Company of $29.1 million. Net cash provided by financing activities was $7.6 million in the first six months of fiscal 2012 due to net borrowings on the Wells Fargo Facility of $16.5 million and additional borrowings of $30.0 million on the Sun Term Loan Agreements, offset in part by distributions to Kellwood Company of $38.2 million. Net cash (used in) provided by financing activities changed by $58.6 million from $38.6 million provided by financing activities in fiscal 2011 to $20.0 million used in financing activities in fiscal 2012. The change is primarily due to a decrease in net repayments on our revolving credit facilities of $3.4 million and borrowings on long-term loan obligations of $30.0 million, as well as $15.0 million in payments for debt extinguishment during fiscal 2012. This compares to net borrowings of $30.6 million on our revolving credit facilities and $79.9 million of long-term loan obligations during fiscal 2011. Finally, distributions to Kellwood Company decreased period over period. Net cash from financing activities changed by $43.1 million from $4.4 million used in financing activities in fiscal 2010 to $38.6 million provided by financing activities in fiscal 2011. This increase is primarily due to increased net borrowings of long-term loan obligations of $57.5 million in fiscal 2011 as compared to fiscal 2010, as well as an increase in fees paid for borrowings of $4.9 million period over period. This compares to $80.0 million of borrowings and $3.6 million in related fees in fiscal 2010.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of February 2, 2013, and the effect such obligations will have on our liquidity and cash flows in future periods.

AHC has substantial indebtedness. Vince, LLC is a borrower party to a significant amount of this debt, with borrowings under the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements. These debt instruments and the related interest expense are included in the Vince, LLC financial statements as Vince, LLC is a borrower party thereunder. Vince, LLC will have no obligations under such debt after giving effect to the consummation of this offering and the application of the related proceeds.

We intend to enter into a new revolving credit facility and new term loan facility in connection with the consummation of this offering and expect to incur interest expense on those at market rates prevailing at the time. We intend to borrow approximately $         million under our new term loan facility at that time. The interest expense of this borrowing, had it been incurred on the first day of fiscal 2012 or the first day of fiscal 2013, would have been $         million or $         million, respectively.

	Future payments due by period(1)
	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years	Total
(In thousands)
Operating lease obligations	$6,613	$13,599	$12,501	$17,335	$50,048
Employment contracts(2)	142	332	—	—	474
Purchase commitments	16	—	—	—	16
Kellwood Company’s Wells Fargo Facility(3)(4)	—	79,783	—	—	79,783
Kellwood Company’s long-term debt— principal and PIK interest(4)(5)	—	152,675	—	—	152,675
Kellwood Company’s long-term debt—cash interest(3)(4)	—	—	—	—	—
Tax Receivable Agreement(6)	—	—	—	—	172,087

Total	$6,771	$246,389	$12,501	$17,335	$455,083

(1)	In connection with consummation of this offering, Vince, LLC will enter into the Shared Services Agreement with Kellwood Company, LLC pursuant to which Kellwood will provide support services in various operational areas including, among other things, distribution, information technology and back office support (as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement”). We have excluded the amounts due under such agreement as from the table herein as we cannot precisely estimate the future payments to be made thereunder and timing thereof. However, we currently expect to pay between $8.0 million to $10.0 million on an annualized basis in the near to intermediate term after consummation of the IPO for services to be provided by Kellwood under the Shared Services Agreement.
(2)	We have entered into agreements with certain employees to provide for relocation benefits.
(3)	The cash interest commitment excludes cash interest on the Wells Fargo Facility and Cerberus Term Loan as the agreements contain variable interest provisions for which no reliable estimate of future payment amounts can be made. In connection with the consummation of this offering, we intend to enter into a new $ million revolving credit facility, with interest rates ranging from % to %.
(4)

Payments under these instruments will not be required in any period after consummation of this offering, as most of the proceeds from this offering, along with the borrowings under our new term loan facility, will be used to repay the Kellwood Note Receivable. In turn, Kellwood Company, LLC will use a portion of the proceeds from such repayment to repay, discharge or repurchase a portion of Kellwood’s indebtedness (after giving effect to any indebtedness to be forgiven or a capital contribution to be made by Sun Capital or its affiliates) and will refinance the remainder. The remainder of such Kellwood Note Receivable proceeds will be used by Kellwood Company, LLC to (i) pay a restructuring fee equal to 1% of this offering to Sun Capital Management pursuant to the Management Services Agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Management Fees,” and (ii) pay a debt recovery bonus of up to $6.0 million to our Chief Executive Officer, as described in “Additional

Information Related to Vince—Vince Executive Compensation—Employment Agreements.” It is currently estimated that the restructuring fee described in clause (i) above and payable to Sun Capital Management in connection with this offering will total $3.5 million.

(5)	The 12.875% Notes, which totaled $143.2 million in aggregate principal amount (including capitalized PIK interest) as of February 2, 2013, are guaranteed by various AHC subsidiaries on a secured basis, including Vince, LLC. This security interest is contractually subordinated to security interests of lenders under the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements. The 12.875% Notes contain certain customary provisions that, among other things, limit the ability of Kellwood Company and its restricted subsidiaries, which include Vince, LLC, to incur additional indebtedness, make certain restricted payments, dispose of assets or redeem or repurchase capital stock or prepay subordinated indebtedness. In the event that Kellwood Company fails to satisfy any of its obligations thereunder, Vince, LLC, as a subsidiary guarantor, shall be jointly and severally liable to satisfy such obligations (along with the other guarantors), until such time as its guarantee is discharged or released, which will occur in connection with the consummation of this offering.
(6)	In connection with the consummation of this offering, Vince Holding Corp. will enter into the Tax Receivable Agreement with the Pre-IPO Stockholders (as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement”). Although Vince, LLC is not the obligor under such agreement, we have included the total amount estimated to be due. We cannot, however, reliably estimate in which future periods these amounts would become due. The amount set forth in this line represents 85% of the value of these net tax assets.

Inflation

While inflation may impact our sales and cost of goods sold, we believe the effects of inflation on our results of operations and financial condition are not significant. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

We do not believe that foreign currency risk, commodity price or inflation risks are expected to be material to our business or our consolidated financial position, results of operations or cash flows. All of our foreign sales and purchases are made in U.S. dollars. We will enter into a new $         million revolving credit facility and a new $         million term loan facility in connection with the consummation of this offering, with interest rates ranging from     % to     %. A 10% increase or decrease to the interest rate applicable to our new term loan facility would increase or decrease our annual interest expense on the $         million of indebtedness to be outstanding thereunder after the consummation of this offering by $         million. While we are still in preliminary discussions with potential arrangers and lenders with respect to the terms of the new credit facilities, interest thereunder will accrue at a specified floating rate plus a specified margin. We do not anticipate that interest rate changes thereunder will affect the fair market value of such indebtedness but will impact future earnings and cash flows, assuming other factors are held constant, as we do not expect to enter into interest rate hedges with respect to these new credit facilities.

Off-Balance Sheet Arrangements

Vince, LLC did not maintain any off-balance sheet arrangements during fiscal 2010, fiscal 2011, fiscal 2012 or the first six months of fiscal 2013.

Critical Accounting Policies and Estimates

Revenue Recognition.    Sales are recognized when goods are shipped in accordance with customer orders for the wholesale and e-commerce businesses, and at the time of sale to consumer for the retail business. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known. Accrued discounts, returns and allowances are included as an offset to accounts receivable in the Vince, LLC’s audited financial statements included elsewhere in this prospectus.

Accounts Receivable—Reserves for Allowances.    Accounts receivable are recorded net of allowances for expected future chargebacks and margin support from wholesale partners. It is the nature of the apparel industry that suppliers like us face significant pressure from wholesale partners in the retail industry to provide allowances to compensate for their margin shortfalls. This pressure often takes the form of customers requiring us to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of our products at retail. To the extent our wholesale partners have more of our goods on hand at the end of the season, there will be greater pressure for us to grant markdown concessions on prior shipments. Our accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and our estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. We evaluate the allowance balances on a continual basis and adjust them as necessary to reflect changes in anticipated allowance activity. We also provide an allowance for sales returns based on historical return rates.

Accounts Receivable—Allowance for Doubtful Accounts.    We maintain an allowance for doubtful accounts receivable for estimated losses resulting from wholesale partners that are unable to meet their financial obligations. Our estimation of the allowance for doubtful accounts involves consideration of the financial condition of specific customers as well as general estimates of future collectability based on historical experience and expected future trends. The estimation of these factors involves significant judgment. In addition, actual collection experience, and thus bad debt expense, can be significantly impacted by the financial difficulties of as few as one customer.

Inventory Valuation.    Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. Our products can be classified into two types: replenishment and non-replenishment. Replenishment items are those basics that are not highly seasonal or dependent on fashion trends. The same products are sold by retailers 12 months a year and styles evolve slowly. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of our business involves replenishment items.

The majority of our products consist of items that are non-replenishment as a result of being tied to a season. For these products, the selling season generally ranges from three to six months. The value of this seasonal merchandise might be sufficient for us to generate a profit over its cost throughout the season, but after its season a few months later the same inventory might be saleable at less than cost. The value may rise again the following year when the season in which the goods sell approaches—or it may not, depending on the level of prior year merchandise on the market and on year-to-year fashion changes.

The majority of out-of-season inventories may be sold to off-price retailers and other customers who serve a customer base that will purchase prior year fashions in addition to liquidation through our Vince outlets. The amount, if any, that these customers will pay for prior year fashions is determined by the desirability of the inventory itself as well as the general level of prior year goods available to these customers. The assessment of inventory value, as a result, is highly subjective and requires an assessment of the seasonality of the inventory, its future desirability, and future price levels in the off-price sector.

Many of our products are purchased for and sold to specific customers’ orders. Others are purchased in anticipation of selling them to a specific customer based on historical trends. The loss of a major customer, whether due to the customer’s financial difficulty or other reasons, could have a significant negative impact on the value of the inventory expected to be sold to that customer. This negative impact can also extend to purchase obligations for goods that have not yet been received. These obligations involve product to be received into inventory over the next one to six months.

Deferred Rent and Deferred Lease Incentives.    We lease various office spaces, showrooms and retail stores. Many of these operating leases contain predetermined fixed escalations of the minimum rentals during the original term of the lease. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease and record the difference between the amount charged to operations and amounts paid as deferred rent. Certain of our retail store leases contain provisions for contingent rent, typically a percentage of retail sales once a predetermined threshold has been met. These amounts are expensed as incurred. Additionally, we received lease incentives in certain leases. These allowances have been deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense.

Fair Value Assessments of Goodwill and Other Intangible Assets.    Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually and in an interim period if a triggering event occurs. We completed our annual impairment testing on our goodwill and indefinite-lived intangible assets during the fourth quarters of fiscal 2010, fiscal 2011 and fiscal 2012.

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. As the acquisition by Kellwood Company of the net assets of Vince occurred prior to the current requirements of ASC Topic 805 Business Combinations, the additional purchase consideration paid to the former owners of Vince subsequent to the acquisition date was recorded as an addition to the purchase price, and therefore goodwill, once determined.

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to ASC Topic 350 Intangibles-Goodwill and Other. Under this amendment, an entity may elect to perform a qualitative impairment assessment for goodwill. If adverse trends are identified during the qualitative assessment that indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. “Step one” of this quantitative impairment test requires that the fair value of the reporting unit be estimated and compared to its carrying amount. If the carrying amount exceeds the estimated fair value of the asset, “step two” of the impairment test is performed to calculate the impairment loss. An impairment loss is recognized to the extent the carrying amount of the reporting unit exceeds the implied fair value.

An entity may pass on performing the qualitative assessment for a reporting unit and directly perform “step one” of the assessment. This determination can be made on an asset by asset basis, and an entity may resume performing a qualitative assessment in subsequent periods. The amendment is effective for annual and interim impairment tests for goodwill performed for fiscal years beginning after December 15, 2011. We adopted this amendment during fiscal 2012.

In fiscal 2012, we performed a qualitative assessment on the goodwill and determined that it was more likely than not that the carrying value of the reporting unit was greater than the fair value. In fiscal 2011, we performed “step one” of the impairment test for the goodwill rather than electing early adoption of the guidance noted above due to the additional capitalized contingent purchase price. We estimated the fair value of the reporting unit primarily based on an income approach, which uses discounted cash flow assumptions. The implied fair value of the reporting unit exceeded the book value. As such, we were not required to perform “step two” of the impairment test.

In July 2012, FASB issued Accounting Standards Update No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Lived Assets for Impairment. Under this amendment, an entity may elect to perform a qualitative impairment assessment for indefinite-lived intangible assets similar to the goodwill impairment testing guidance discussed above.

An entity may pass on performing the qualitative assessment for an indefinite-lived intangible asset and directly perform “step one” of the assessment. This determination can be made on an asset by asset basis, and an entity may resume performing a qualitative assessment in subsequent periods. The amendment is effective for annual and interim impairment tests for indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012. We early adopted this amendment during fiscal 2012.

In fiscal 2012, we elected to perform a qualitative assessment on indefinite-lived intangible assets and determined that it was more likely than not that the carrying value of the assets exceeded the fair value. In fiscal 2011, we performed “step one” of the impairment test for indefinite-lived intangible assets. We estimated the fair value of the indefinite-lived assets primarily based on a relief from royalty model, which uses revenue projections, royalty rates and discount rates to estimate fair value. The implied fair value of the assets exceeded the book value, as such we were not required to perform “step two” of the impairment test.

Determining the fair value of goodwill and other intangible assets is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others. It is possible that estimates of future operating results could change adversely and impact the evaluation of the recoverability of the carrying value of goodwill and intangible assets and that the effect of such changes could be material.

Definite-lived intangible assets are comprised of customer relationships and are being amortized on a straight-line basis over their useful lives of 20 years.

Provision for income taxes.    We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities at enacted rates. We determine the appropriateness of valuation allowances in accordance with the “more likely than not” recognition criteria. We recognize tax positions in our consolidated balance sheets as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with tax authorities assuming full knowledge of the position and all relevant facts.

Our operating results have historically been included in the U.S. federal and state income tax returns for AHC. Provision for income taxes in the Vince, LLC financial statements have been determined on a stand-alone basis (i.e., on a “separate return” basis). As such, we are required to assess the realization of our net deferred tax assets, the need for a valuation allowance and judgments on the recognition of tax benefits based on our own facts and circumstances and exclude from that assessment any impact of the overall results of AHC. We believe the assumptions underlying the allocation of income taxes are reasonable; however the amounts allocated for income taxes in the Financial Statements are not necessarily indicative of the income taxes that would have been recorded had Vince been a separate, stand-alone entity during the periods presented.
Recent Accounting Pronouncements

In September 2011 and July 2012, the FASB issued amendments to the Intangibles-Goodwill and Other topic of ASC. Under these amendments, an entity may elect to perform a qualitative impairment assessment for goodwill and indefinite-lived intangible assets. We adopted the provisions of these new standards during fiscal 2012.

VINCE BUSINESS

Vince is a prominent, high-growth contemporary apparel brand known for its modern, effortless style and everyday luxury essentials. The Vince brand is synonymous with a clean, timeless aesthetic, sophisticated design and superior quality. We believe these attributes have generated strong customer loyalty and allow us to hold a distinctive position among contemporary apparel brands. We also believe that we will achieve continued success by expanding our product assortment and distributing this expanded product assortment through our premier wholesale partners in the U.S. and select international markets, as well as through our growing number of branded retail locations and on our e-commerce platform.

The Vince brand was founded in 2002 with a collection of stylish women’s knits and cashmere sweaters that rapidly attracted a loyal customer base drawn to the casual sophistication and luxurious feel of our products. Over the last decade, Vince has generated strong sales momentum and has successfully grown to include a men’s collection in 2007, expanded denim, leather and outerwear lines in 2010 and women’s footwear, which was launched through a licensing partnership in 2012. Led by an experienced management team, Vince is evolving from a U.S. wholesale-driven women’s apparel business to a global, dual-gender, multi-channel lifestyle brand. We believe we have significant and visible growth opportunities that include:

•	expanding the brand’s appeal with new product offerings;

•	increasing wholesale penetration and productivity in premier department stores and specialty stores;

•	opening new retail locations and improving productivity in existing Vince stores;

•	growing our e-commerce business;

•	selectively adding new points of distribution globally; and

•	building brand awareness to attract new customers.

We serve our customers through a variety of channels that reinforce the Vince brand image. Our diversified channel strategy allows us to introduce our products to customers through multiple distribution points that are reported in two segments: wholesale and direct-to-consumer. Our wholesale segment is comprised of sales to premier department stores and specialty stores in the U.S. and in select international markets, with U.S. wholesale representing 76% of our fiscal 2012 sales and 70.4% of our sales in the first six months of fiscal 2013. We believe that our success in the U.S. wholesale segment and strong relationships with premier wholesale partners provide opportunities for continued growth. These growth initiatives include creating enhanced product assortments and brand extensions through both in-house development activities and licensing arrangements, as well as by continuing the build-out of Vince branded shop-in-shops in select wholesale partner locations. We also believe international wholesale, which represented 8% of net sales for fiscal 2012 and 10.3% of our net sales for the first six months of fiscal 2013, presents a significant growth opportunity as we strengthen our presence in existing geographies and introduce Vince in new markets globally.

In 2008, we began to broaden our distribution beyond the wholesale channel with the opening of our first retail store. Since then, we have expanded our direct-to-consumer presence, and as of August 31, 2013, we operated 26 stores, which consist of 21 full-price retail stores and 5 outlet locations. Based on a combination of third-party analyses and internal projections, we believe the U.S. market can currently support at least 100 free-standing Vince store locations. The direct-to-consumer segment also includes our website, www.vince.com, which was launched in 2008. The direct-to-consumer segment accounted for 16% of fiscal 2012 net sales and 19.3% of net sales in the first six months of fiscal 2013, and we expect sales from this channel to accelerate as we drive productivity in existing stores, open new stores and upgrade and re-launch our website in 2014.

The strength of the Vince brand is exhibited through our growth trajectory:

•

Total net sales of $111.5 million, $175.3 million and $240.4 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively, representing year-over-year growth of 57.2% in fiscal 2011 and 37.1% in fiscal 2012, and total net sales of $90.5 million and $114.7 million in the first six months of fiscal 2012 and fiscal 2013, respectively, representing growth of 26.6% between the first six months of fiscal 2012 and fiscal 2013;

•

Comparable store sales growth of 9.3%, 7.6% and 23.1% in fiscal 2010, fiscal 2011 and fiscal 2012, respectively, and of 13.9% and 31.7% in the first six months of fiscal 2012 and fiscal 2013, respectively;

•

Adjusted EBITDA of $23.6 million, $44.2 million and $51.5 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively, representing year-over-year growth of 86.9% in fiscal 2011 and 16.6% in fiscal 2012, and Adjusted EBITDA of $15.3 million and $21.5 million in the first six months of fiscal 2012 and fiscal 2013, respectively, representing growth of 40.9% between the first six months of fiscal 2012 and fiscal 2013. See “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA and a reconciliation from net income to Adjusted EBITDA; and

•

Net income of $9.1 million, $16.7 million and $10.3 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively, and net income of $1.2 million and $2.4 million in the first six months of fiscal 2012 and fiscal 2013, respectively.

Kellwood and Vince are both currently owned by the Pre-IPO Stockholders. After consummation of this offering, we will continue to have an ongoing relationship with Kellwood through the Shared Services Agreement, which will set out various services, such as distribution, information technology and back office support that Kellwood will provide us after this offering. These services will allow us to continue to benefit from Kellwood’s infrastructure, providing us with the necessary capabilities needed to meet the growing operational needs of our business. We have also agreed to pay 85% of the future tax benefits we expect to realize as a result of certain tax attributes related to the non-Vince businesses to the Pre-IPO Stockholders. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Tax Receivable Agreement.”

Our Competitive Strengths

Differentiated Brand for Everyday Luxury Essentials.    We believe that the Vince brand holds a distinct position in today’s marketplace driven by a premium product assortment that combines sophisticated comfort with contemporary and timeless fashion that can be worn virtually everyday. The Vince brand is distinguished by a refined, modern aesthetic with superior quality and attention to detail and fit. Our assortment features luxurious basics such as cashmere sweaters and silk blouses as well as more fashion-forward offerings including leather jackets, leather and suede leggings and fur-trimmed coats and vests. The premium nature of the Vince brand is reinforced through our highly selective wholesale partnerships with premier department stores and specialty stores and a retail strategy designed to ensure a consistent brand presentation and enhanced customer experience. We believe the enduring fashion and effortless style of the Vince brand, coupled with a pricing strategy that positions us as an affordable luxury, have created strong and proven global appeal.

Exceptional Customer Loyalty and Reach.    The quality, consistency and design of our products have attracted a loyal following among style-savvy consumers across a broad age demographic. Based on a 2012 third-party survey that we commissioned among 500 qualified consumers, Vince has high levels of brand affinity and purchase intent. Among women surveyed who are aware of Vince, 41% express that they “love” the brand, and 35% report that they are “highly likely” to purchase the brand within the next six months, representing the highest levels of affinity and purchase intent compared to 20 other peer brands included in the survey. While our target customer is between the ages of 30 and 50, we have successfully attracted fashion-conscious customers as young as 18 and customers over 55 who appreciate our brand’s sophistication and design aesthetic.

Established Network of Premier Wholesale Partners.    Vince is a leading brand in premier U.S. department stores, including Nordstrom, Saks Fifth Avenue, Neiman Marcus and Bloomingdale’s, as well as in select specialty stores nationwide. Based on industry experience we believe that in the majority of these U.S. department stores, Vince was a top selling brand on the contemporary floor in fiscal 2012 and the first six months of fiscal 2013. Our product offerings and brand also resonate with customers outside the U.S., as demonstrated by the strong growth experienced through premium international stores including Harrods and Harvey Nichols in both these periods and by Lane Crawford in the first six months of fiscal 2013. Our wholesale relationships enable us to gain access to a geographically diverse consumer base while simultaneously increasing awareness of the Vince brand. We are implementing initiatives to further drive wholesale productivity, including product line extensions and the transformation of additional Vince product displays at select department stores into branded shop-in-shops. By utilizing targeted strategies to capture additional dedicated floor space, we believe we can better showcase the Vince lifestyle and offer consumers a more personalized shopping experience while helping to ensure the consistency of the brand image through customized visual elements.

Scalable and Flexible Retail Format.    We opened our first retail location in 2008 and have since grown our retail footprint in the U.S. to a total of 26 stores, which consist of 21 full-price retail stores and 5 outlet locations, as of August 31, 2013. Our stores offer a personalized, service-oriented shopping experience in a boutique setting that reflects the lifestyle and modern aesthetic of the brand. We have a proven and flexible full-price retail format that targets both street and mall locations. These locations are selected based on rigorous financial, geographic and demographic criteria, and can accommodate both dual and single gender assortments. Our three outlet stores allow us to extend our reach to additional consumer groups. The strength of our retail channel is evidenced by the revenue growth across our existing store base, with 9.3%, 7.6% and 23.1% comparable store sales growth in fiscal 2010, fiscal 2011 and fiscal 2012, respectively, and 31.7% comparable store sales growth in the first six months of fiscal 2013. Given the increasing scale of our retail operations, we continue to invest in our infrastructure and appointed a new Senior Vice President, Retail and E-Commerce, in June 2012, to drive growth across our direct-to-consumer segment.

Experienced Management Team.    We have assembled a world-class management team with extensive experience across a broad range of disciplines including global brand building, merchandising, marketing, design, operations, retail, international, licensing and finance. Our highly skilled team is led by our CEO, Jill Granoff, who was previously CEO of Kenneth Cole Productions, our President, Karin Gregersen, who was previously Managing Director of Chloé/Richemont Americas, and our CFO, Lisa Klinger, who was previously CFO of The Fresh Market. Our CEO and CFO bring public company experience and, along with our President, are committed to the expansion of the brand and the profitable growth of the company.

Growth Strategy

Capitalize on New and Existing Product Opportunities.    We believe there are significant opportunities to capitalize on our strong customer loyalty and growing customer base by enhancing our current product assortment and introducing new product categories in order to provide additional reasons to shop the Vince brand. We plan to build sales of existing product categories by elevating our men’s collection, expanding our denim and outerwear collections, increasing our assortment of women’s bottoms and dresses and implementing a replenishment program for core items. Additionally, we continue to identify new product categories that will allow us to capture incremental share from existing customers and attract new customers. Categories already identified include handbags and leather accessories as well as more tailored collections for women and men. We also entered into a licensing agreement for women’s footwear, which launched in 2012, and signed a licensing agreement in 2013 for the launch of children’s apparel in 2014. We will continue to explore additional licensing opportunities for select categories requiring specialized expertise, such as intimates/loungewear, men’s footwear and fashion accessories.

Increase Wholesale Penetration.    In fiscal 2012 and the first six months of fiscal 2013, we grew our wholesale net sales in the U.S. by 35% compared to fiscal 2011. This revenue growth exceeded our growth of 17% in the number of wholesale doors during the same period, which illustrates our ability to improve productivity within existing locations. We believe we can continue to increase wholesale net sales by enhancing assortments in existing product categories, introducing new product categories and improving our visual presentation, space layout and fixtures. Working with our wholesale partners, we are planning to open 15 to 20 new branded shop-in-shops in fiscal 2013 and believe there is a an attractive opportunity to open additional shop-in-shops in 2014 and beyond. These shop-in-shops underscore the commitment of our wholesale partners to the Vince brand and are expected to generate a sales lift as we can better showcase the Vince lifestyle via customized presentations with branded fixtures and utilize a staff that is trained to offer a more elevated retail shopping experience.

Accelerate Growth of U.S. Direct-to-Consumer Segment.    As of August 31, 2013, we operated 26 stores, which consist of 21 full-price retail stores and 5 outlet locations. Based on a combination of third-party analyses and internal projections, we believe the U.S. market can currently support at least 100 Vince free-standing store locations. We plan to double our current store base over the next three to five years, including opening net six new stores in fiscal 2013. Our new full-price store model ranges from 2,000 to 3,000 gross square feet, and we target a payback period on our new store investments of two to three years. In addition to new store expansion, we also have an opportunity to increase productivity in our existing stores through enhanced merchandising with a focus on a broad lifestyle presentation, personalized customer service strategies, the launch of new product categories, improved inventory management and the expansion of made-for-outlet product. We believe our e-commerce strategy, which is focused on increasing brand awareness, customer traffic and conversion, creates additional opportunities for growth. As a component of this strategy, we intend to upgrade and re-launch our www.vince.com website in 2014 to offer a more compelling shopping experience and richer content to allow consumers to more fully engage with the brand on a more frequent basis.

Expand Our International Business.    Given increasing worldwide demand for affordable luxury goods, targeted international expansion represents a compelling growth opportunity. Our success in our current international markets demonstrates how our modern, sophisticated style resonates globally. Vince products are currently sold in 43 countries, either directly to premier department and specialty stores, or through distribution relationships with highly-regarded international partners with exclusive rights to certain territories. As of August 31, 2013, we had seven international shop-in-shops. We believe we can increase international sales by supplementing existing distribution partnerships, increasing wholesale penetration and productivity and selectively adding retail locations with current and prospective partners in attractive international markets including Canada, select European countries, Asia and the Middle East.

Build Our Brand Awareness.    Vince has a significant opportunity to increase brand awareness and drive incremental sales. Based on a 2012 third-party consumer survey we commissioned, Vince has aided brand awareness of 20% compared to 30% to 50% for other contemporary brands and approximately 75% to 90% for brands like Michael Kors, Diane von Furstenburg and Ralph Lauren. Aided brand awareness is when a respondent indicates recognition of a specific brand from a list of possible names presented by those conducting the survey instead of indicating recognition of a specific brand without being offered a list of potential responses. Our low awareness level, coupled with the high affinity and purchase intent we have among existing consumers, underscores what we believe is a significant growth opportunity to convert potential new customers to loyal brand enthusiasts. To address this opportunity, we intend to increase our marketing investment across a range of strategic initiatives including cooperative advertising with wholesale partners, print media, digital media, editorial coverage, direct mail, search engine optimization, social media initiatives, targeted product placement, celebrity outreach and in-store events. We also believe our brand awareness will increase as we open new retail stores in prominent, high-visibility locations, increase the number of shop-in-shops at our wholesale partner locations and upgrade and re-launch our www.vince.com website.

Our Market Opportunity

We operate in the global personal luxury goods industry. According to the Bain Studies, which defines such market to include design, hospitality, wines & spirits, foods, cars and yachts:

•

the global personal luxury goods market grew at a compound annual growth rate of 11% for fiscal 2010 through fiscal 2012 (the periods through which we disclose summary historical financial data in this prospectus);

•

the global personal luxury goods market is expected to grow at approximately 4% to 5% in 2013, and at a 5% to 6% compounded annual growth rate over the next few years, reflecting a growing middle class possessing increased purchasing power in select international markets, increased demand for higher-end apparel and leather goods, and growing demand for luxury goods in China and South-East Asia;

•	within the global personal luxury goods market, apparel and accessories are the largest categories, accounting for 26% and 27%, respectively, of total spending as of 2012; and

•	the global luxury apparel category grew at an annual growth rate of 10%, with estimated sales of approximately $68 billion, in 2012.

According to the Bain Studies, the global women’s ready-to-wear category totaled $33 billion in 2011, an 8% increase from 2010, driven by outperformance of strong brands and fashion trends including furs and fur-wear. The global men’s ready-to-wear category totaled $32 billion in 2011, a 9% increase from 2010, as more brands, department stores and online players focused on men through dedicated concepts. We believe we are well positioned to continue to benefit from growth in both categories as we enhance our existing product offerings and expand into new categories in both women’s and men’s apparel.

In addition, according to the Bain studies, the Americas luxury market grew at an annual growth rate of 5%, with estimated sales of approximately $81 billion in 2012. U.S. growth continues to be driven by increased consumer confidence, the growing importance of omni-channel shopping, strong performance of department stores, the main personal luxury distribution channel where we have a strong presence, and increased tourist and destination-based shopping for luxury goods. We believe we are well-positioned to continue to take market share in the U.S. market as we expand our product assortment and grow our store base.

Company History

Vince was founded in Los Angeles in 2002 by Rea Laccone and Christopher LaPolice. In 2006, the Vince business was sold to Kellwood Company, which was later acquired by affiliates of Sun Capital in 2008. Over the last decade, Vince has experienced strong sales momentum and has begun to evolve from a U.S. wholesale-driven women’s apparel business into a global dual-gender, multi-channel lifestyle brand. This is evidenced by our successful expansion into new product categories, the growth of our direct-to-consumer business, and the acceptance and appeal of the Vince brand in many international markets. In order to prepare for the next phase of growth, we carefully planned and orchestrated a management transition and built our retail, wholesale and international teams to enhance our talent and capabilities. Key leadership appointments are outlined below:

•

Jill Granoff as CEO, bringing over 25 years of industry and strategic leadership experience, including most recently as CEO of Kenneth Cole Productions. Ms. Granoff previously held senior executive roles at Liz Claiborne, Victoria’s Secret and Estée Lauder;

•

Lisa Klinger as CFO, bringing 24 years of relevant financial experience, including most recently as the EVP—CFO of The Fresh Market where she helped to lead The Fresh Market through its successful IPO in 2010. Ms. Klinger previously held senior financial management positions at Michaels Stores and Limited Brands;

•

Karin Gregersen as President, bringing 19 years of industry experience in the designer and contemporary segments, including most recently as Managing Director of Chloé/Richemont Americas. Ms. Gregersen brings merchandising, marketing and business development expertise that will support Vince’s continued evolution into a global lifestyle brand; and

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Doo-Ri Chung as Creative Director, bringing 18 years of design experience, including most recently as creative director at her own fashion label and as the first assistant to Geoffrey Beene. Ms. Chung has a long list of accomplishments including winning multiple Council of Fashion Designers of America (“CFDA”) awards, such as the CFDA/Swarovski Perry Ellis Award and the CFDA/Vogue Fashion Fund Award.

Our Brand and Products

Since our inception in 2002, we have offered contemporary apparel with a focus on clean and authentic design and superior quality. We believe that our differentiated design aesthetic and strong attention to detail and fit allow us to maintain premium pricing, and that the combination of quality and value positions Vince as an everyday luxury brand that encourages repeat purchases among our customers.

Over 85% of Vince’s net sales were comprised of women’s products with particular strength in sweaters and knit tops in fiscal 2012 and the first six months of fiscal 2013. Our women’s line includes seasonal collections of luxurious cashmere sweaters and silk blouses, leather and suede leggings and jackets, dresses, denim, tanks and t-shirts and a growing assortment of outerwear. Our men’s collection includes t-shirts, woven tops, sweaters, denim, pants, blazers, outerwear and stylish leather jackets.

We have identified additional brand extension opportunities, including elevating and expanding our men’s collections, denim offerings, outerwear, women’s bottoms and dress product lines and implementing a replenishment program for core items. In addition to apparel, we currently offer women’s footwear through a licensing arrangement and are preparing to launch children’s apparel in 2014 with another licensing partner. We are also evaluating other brand extension opportunities through both in-house development activities and licensing arrangements with third parties.

Business Segments

Wholesale Segment

We began in 2002 as a wholesale business, and we continue to sell our products through premier department stores and select specialty stores in the U.S. and targeted international markets.

Wholesale distribution is an important component of our overall strategy as it provides access to customers in a variety of geographic areas. Our three largest wholesale partners, which include Nordstrom, Saks Fifth Avenue and Neiman Marcus, each accounted for more than 10% of our total revenue for fiscal 2011, 2012 and the first six months of fiscal 2013. We work closely with our wholesale partners to ensure consistent product presentation across all channels. We do not have written agreements with any of these wholesale partners. Prices are set by the company and communicated to accounts during market. As such, purchases from our wholesale partners generally occur on an order-by-order basis. As a result we generally have less certainty into our required levels of inventory and run a greater risk of producing unsalable inventory than if we were creating such products under long term contractual commitments. We believe, however, that operating on a purchase order basis is very common in the apparel industry and that the timeless nature of our fashions helps partially insulate us from this risk. Between fiscal 2010 and 2012, we grew our wholesale business more than 30% annually, with the entire wholesale segment accounting for $203.1 million, or 84% of total net sales, in fiscal 2012. We grew our wholesale business more than 18.6% between the first six months of fiscal 2012 and the first six months of 2013, with the entire wholesale channel accounting for $92.6 million, or 80.7% of total net sales, during the first six months of fiscal 2013.

United States.    Premier department stores and select specialty stores are a significant distribution channel in the U.S. for Vince. Our top four wholesale partners, based on sales, are Nordstrom, Saks Fifth Avenue, Neiman Marcus and Bloomingdale’s. We believe we have significant opportunities to increase our wholesale productivity through enhanced product assortments, brand extensions and the build-out of shop-in-shops in select locations. As of August 31, 2013 we had seven shop-in-shops with our U.S. wholesale partners. We expect to add 15 to 20 new shop-in-shops in fiscal 2013, and we believe there is continued opportunity to open additional shop-in-shops with key wholesale partners in fiscal 2014 and beyond.

International.    We believe the Vince brand, with its distinctive designs, sophisticated comfort and superior quality, resonates with customers globally, and, based on sales in recent periods, we believe that international expansion offers a significant growth opportunity. Vince products are currently sold in 43 countries. As of August 31, 2013, we had seven international shop-in-shops. We have established direct relationships with premier department stores, such as Harrods, Harvey Nichols and Lane Crawford, specialty stores and highly-regarded distribution partners with exclusive rights to certain territories outside the U.S. We believe we can continue to drive growth in our current markets such as Canada, select European countries, Asia and the Middle East by improving our wholesale penetration and productivity and selectively adding new retail locations. We are also pursuing attractive growth opportunities in new geographies such as the Middle East and select European countries where we plan to supplement and elevate our existing presence by forming strategic alliances with highly regarded distribution partners.

Licensing.    We believe the establishment of strong licensing partnerships will be a contributor to future growth. In fiscal 2012, we signed our first licensing agreement for Vince footwear, a segment which we believe offers significant growth potential. Our footwear is sold in our own stores and by our licensee to select wholesale partners, and we earn a royalty based on total net sales through our wholesale partners. We are continuously evaluating new licensing opportunities for categories requiring specialized expertise to accelerate the growth of our brand. We have signed a licensing agreement to launch children’s apparel in 2014 and continue to evaluate new categories including intimates/loungewear, men’s footwear and fashion accessories. We are, and will continue to be, integrally involved in the design of all our licensed products and the approval of related marketing, distribution and other branding decisions.

Direct-to-Consumer Segment

Our direct-to-consumer segment is critical to expanding brand recognition and reinforcing the Vince image. It also presents a key near-term growth opportunity in the U.S. The direct-to-consumer segment currently generates sales through full-price retail stores, outlet stores and our e-commerce platform. We opened our first retail store in 2008, and as of August 31, 2013, we operated 26 stores, which consist of 21 full-price retail stores and 5 outlet locations. Our retail stores, together with our website, collectively accounted for $37.2 million, or 16%, of total net sales in fiscal 2012 and accounted for $22.1 million, or 19.3%, of total net sales in the first six months of fiscal 2013. We plan to double our store base over the next three to five years, including opening net six new stores in fiscal 2013. Based on a combination of third-party analyses and internal projections, we believe the U.S. market can currently support at least 100 free-standing Vince store locations. In addition, we have built a successful and growing e-commerce business that allows us to expand our customer base and to market and distribute Vince products more broadly and cost-effectively. We believe our e-commerce channel, including mobile technology, represents a key growth driver over the mid- to long-term.

Full-Price Retail.    Our full-price retail stores offer a personalized, service-oriented shopping experience in a boutique setting that reflects the clean, modern aesthetic of the brand. Our new stores are designed by the world-class design firm Marmol Radziner, known for its award-winning retail spaces. Vince boutiques combine sophisticated, elevated design elements such as warm lighting and rich palettes that include reclaimed oak floors, leather, suede and velvet upholstery as well as architectural wood and metal cube fixtures that showcase our product. Our stores carry a wide range of women’s, and in some cases men’s, merchandise and provide a venue in which to test new products and brand extension initiatives. Vince retail stores are strategically selected to best position the brand and avoid cannibalization with the wholesale segment while also maximizing foot traffic among our targeted demographics. Our full-price retail stores are located on high-end shopping streets and in upscale shopping malls. Our new full-price store model ranges from 2,000 to 3,000 gross square feet, and we target a payback period on our new store investments of two to three years.

Outlet.    Our outlet stores provide us with an opportunity to reach additional customer segments and also act as a vehicle to sell excess and seasonal inventory outside of our full-price wholesale and retail channels, while controlling the product pricing, presentation and customer experience in a brand-right manner. We currently operate five outlet locations in premium outlet centers. We believe we have significant opportunity to grow our outlet store business through the combination of new store openings and improved productivity in existing outlet locations by introducing enhanced product assortments, including products specifically designed for the outlet channel.

E-Commerce.    We launched our website, www.vince.com, in 2008 and achieved 103% sales growth in fiscal 2012 compared to fiscal 2011 and 68.9% sales growth in the first six months of fiscal 2013 compared to the first six months of fiscal 2012. We are preparing to upgrade and re-launch our website in 2014 to enhance the customer experience through improved website functionality and product presentation, a greater focus on head-to-toe styling and the introduction of editorial content to increase customer engagement and visit frequency. Our website serves as an extension of the Vince brand, allowing us to market directly to consumers, and acts as a storefront where consumers can find the entire Vince collection.

Design and Merchandising

Our product design and merchandising efforts are led by our President, Karin Gregersen, our Creative Director, Doo-Ri Chung, and a team of designers and merchandisers based in Los Angeles. Ms. Gregersen has extensive experience in the designer and contemporary markets and oversees our design and merchandising teams. Ms. Chung, a multiple CFDA award winner, and the design team are focused on developing an elevated collection of Vince apparel and accessories that build upon the brand’s product heritage of modern, effortless style and everyday luxury essentials. The current design vision is to create a cohesive and compelling lifestyle product assortment with sophisticated head-to-toe looks for multiple wear occasions. Our design efforts are supported by well-established product development and production teams and processes that allow us to bring new products to market quickly. We are looking to further build our merchant capabilities and believe continued collaboration between design and merchandising will ensure we respond to consumer preferences and market trends with new innovative product offerings while maintaining our core fashion foundation.

Marketing, Advertising and Public Relations

We use marketing, advertising and public relations as critical tools to deliver a consistent brand message. Our marketing is focused on showcasing our product and a sophisticated style, as well as building an emotional connection with the customer. The Vince brand image is developed and cultivated by dedicated creative marketing, visual merchandising and public relations teams that, along with the Vince design team and select outside agencies, work closely to ensure consistency of the brand message across various consumer touchpoints.

We engage in a wide range of direct marketing programs that include traditional media (direct mail, print advertising, cooperative advertising with wholesale partners and outdoor advertising), digital media (email, web) and social media (Facebook, Instagram and Pinterest) to drive traffic across channels. We believe our customers will continue to be receptive to our marketing and social media efforts, which, in management’s opinion, have presented us with a strong new marketing channel to reach existing and prospective customers. We use Facebook as the main social media hub to generate conversation about the brand through daily lifestyle posts, focusing on product launches, style tips and in-store events. Social media platforms like Instagram allow us to tell our brand story creatively by offering behind-the-scenes access to events, press reviews and the Vince showroom, as well as featuring Vince enthusiasts wearing our products. In addition, the growing number of visits to www.vince.com, which totaled 1.7 million in fiscal 2012, representing a 42% increase from fiscal 2011, provides an opportunity to grow our customer base and communicate directly with our customers.

Our public relations team conducts a wide variety of press activities to reinforce the Vince brand image and create excitement around the brand. Vince apparel has appeared in the pages of major fashion magazines such as Vogue, Harper’s Bazaar, Elle, W, GQ, Esquire and Vanity Fair. Well-known trend-setters in entertainment and fashion are also regularly seen wearing the brand.

Sourcing and Manufacturing

Vince does not own or operate any manufacturing facilities. We contract for the purchase of finished goods with manufacturers who are responsible for the entire manufacturing process, including the purchase of piece goods and trim. Although we do not have written contracts, we have long-standing relationships with a diverse base of vendors which we believe to be mutually satisfactory. We work with over 30 manufacturers across five countries, with 70% and 73% of our products produced in China in fiscal 2012 and the first six months of fiscal 2013, respectively. For cost and control purposes, we contract with select third-party vendors in the U.S. to produce a small portion of our merchandise that includes woven bottoms and products manufactured with man-made fibers.

All of our garments are produced according to our specifications, and we require that all of our manufacturers adhere to strict regulatory compliance and standards of conduct. Our factories are monitored annually by our production team to ensure quality control, and they are monitored by independent third-party inspectors we employ for compliance with local manufacturing standards and regulations on an annual basis. Our quality assurance staff in the U.S. and Asia also monitors our manufacturing facilities regularly, providing technical assistance and performing in-line and final audits to ensure the highest possible quality.

Distribution Facilities

Kellwood will continue to provide distribution facilities and services in the U.S. pursuant to the Shared Services Agreement, as described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Shared Services Agreement.” These services include distribution, storage and fulfillment. Kellwood will continue to provide these services until such time as we elect to terminate the provision of such services in accordance with the terms of the Shared Services Agreement.

As of August 31, 2013, we operated out of three distribution centers, two located in the U.S. and one in Belgium. The primary warehouse, located in City of Industry, California, includes 75,000 square feet dedicated to fulfilling orders for our wholesale partners and retail locations. An adjacent warehouse spanning 22,000 square feet supports Vince’s e-commerce business and offers additional capacity to support our projected growth over the next several years. Our space in both of the California warehouses utilize state-of-the-art warehouse management systems that are fully customer and vendor compliant and are completely integrated with our ERP and accounting systems.

The warehouse in Belgium is operated by a third-party logistics provider and supports our wholesale orders for customers located in Europe. The warehouse management systems of the Belgium warehouse are integrated with our ERP systems to provide us with near real-time visibility into our international distribution. We believe we have sufficient capacity in our domestic and international distribution facilities to support our continued growth.

Information Systems

Kellwood will continue to provide certain information technology services to us until such time as we elect to terminate provision of such services in accordance with the terms of the Shared Services Agreement. These services include information technology planning and administration, desktop support and help desk, our ERP system, financial applications, warehouse systems, reporting and analysis applications and our retail and e-commerce interfaces.

Our ERP system was developed from a core system that is widely used in the apparel and fashion industry, which we have customized to suit our inventory management and order processing requirements. We have integrated Oracle Financials with our ERP system to meet our financial reporting and accounting requirements. Additionally, we use a suite of third-party hosted retail applications integrated with our ERP system that provide us with merchandising, retail inventory management, point-of-sale systems, customer relationship management and retail accounting. Our retail applications are supported through a “Software as a Service” model, which allows for new implementations to occur quickly. Our ERP and warehouse management systems are also integrated with a hosted, third-party e-commerce platform.

Competition

We face strong competition in each of the product categories and markets where we compete on the basis of style, quality, price and brand recognition. Some of our competitors have achieved significant recognition for their brand names or have substantially greater financial, marketing, distribution and other resources than us. However, we believe that we have established a sustainable advantage and distinct position in the current marketplace, driven by a product assortment that combines classic and fashion-forward styling, and a pricing strategy that offers customers affordable luxury. Our competitors are varied but include Theory, Helmut Lang, Rag & Bone, James Perse, J. Crew, Michael Kors, Diane von Furstenberg and Tory Burch.

Employees

As of August 31, 2013, we had 317 employees, of which 176 were employed in retail stores. None of our employees are currently covered by a collective bargaining agreement, and we believe our employee relations are good.

Intellectual Property

We own the Vince trademark for the production, marketing and distribution of our products in the U.S. and internationally. We have registered the trademark domestically and have registrations on file or pending in 16 foreign jurisdictions. We intend to continue to strategically register, both domestically and internationally, trademarks that we use today and those we develop in the future. We license the domain name for our website, www.vince.com, pursuant to the License Agreement. Under the License Agreement, we have an exclusive, irrevocable license to use the www.vince.com domain name without restriction at a nominal annual cost. While we may terminate the License Agreement at our discretion, the agreement does not provide for termination by the licensor. We also own unregistered copyright rights in our design marks.

Properties

We do not own any real estate. Our 16,283-square-foot principal executive and administrative offices are located at 1441 Broadway, 6th Floor, New York, New York 10018 and are leased under an agreement expiring in December 2014. Our 5,900-square-foot showroom is located at 80 W. 40th Street, New York, New York 10018 and is leased under an agreement expiring in December 2017. Our 17,640 square-foot design studios are located at 5410 Wilshire Boulevard, Los Angeles, California and are leased under an agreement expiring in January 2015. We are currently in the process of evaluating our long-term corporate real estate needs and expect to consolidate our New York offices into one location by the end of fiscal 2014.

As of August 31, 2013, we leased approximately 50,362 gross square feet related to our 26 retail stores. Our leases generally have initial terms of 10 years and cannot be extended or can be extended for one additional 5-year term. Our leases require a fixed annual rent, and most require the payment of additional rent if store sales exceed a negotiated amount. Most of our leases are “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. Although we generally cannot cancel these leases at our option, certain of our leases allow us, and in some cases, the lessor, to terminate the lease if we do not achieve a specified gross sales threshold.

The following store list shows the location, opening date, type and size of our retail locations as of August 31, 2013:

Vince Location	State	Opening Date	Type	Gross Square Feet	Selling Square Feet
Robertson (Los Angeles)	CA	April 9, 2008	Street	1,151	938
Melrose (Los Angeles)	CA	September 4, 2008	Street	1,537	1,385
Washington St. (Meatpacking)	NY	February 3, 2009	Street	2,000	1,239
Prince St. (Nolita)	NY	July 25, 2009	Street	1,396	1,108
San Francisco	CA	October 15, 2009	Street	1,895	1,408
Chicago	IL	October 1, 2010	Street	2,590	1,371
Madison Ave.	NY	August 3, 2012	Street	3,503	1,928
Westport	CT	March 28, 2013	Street	1,801	1,344
Greenwich	CT	July 19, 2013	Street	2,463	1,724
Mercer St. (Soho)	NY	August 22, 2013	Street	4,500	3,080

Total Street (10):				22,836	15,525

Malibu	CA	August 9, 2009	Mall	797	705
Dallas	TX	August 28, 2009	Mall	1,368	1,182
Boca Raton	FL	October 13, 2009	Mall	1,547	1,199
Boston	MA	October 20, 2009	Mall	1,370	1,015
White Plains	NY	November 6, 2009	Mall	1,325	1,045
Atlanta	GA	April 16, 2010	Mall	1,643	1,356
Palo Alto	CA	September 17, 2010	Mall	2,028	1,391
Bellevue Square	WA	November 5, 2010	Mall	1,460	1,113
Manhasset	NY	April 22, 2011	Mall	1,414	1,000
Newport Beach	CA	May 20, 2011	Mall	1,656	1,242
The Grove	CA	November 20, 2012	Mall	1,862	1,160

Total Mall (11):				16,470	12,408

Total Full-Price (21):

Orlando	FL	July 17, 2009	Outlet	2,065	1,165
Cabazon	CA	November 11, 2011	Outlet	2,066	1,118
Riverhead	NY	November 30, 2012	Outlet	2,100	1,490
Chicago	IL	August 1, 2013	Outlet	2,611	1,828
Seattle	WA	August 30, 2013	Outlet	2,214	1,550

Total Outlets (5):				11,056	7,151

Total (26):				50,362	35,084

Seasonality

Our wide-range of merchandise and our strategy of carrying a broad selection but limited quantities of each item reduce our overall seasonality relative to other contemporary brands. Nevertheless, our business is mildly seasonal in nature and sales are generally the highest in the third and fourth fiscal quarters due to the year-end holiday season and lowest in the first and second fiscal quarters. As a result of this seasonality and generally because of variation in consumer spending habits, we experience fluctuations in net sales and EBITDA during the year. See “—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC—Quarterly Financial Data” for more information.

Legal Proceedings

We are subject to various legal proceedings and claims, which arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition, cash flows or results of operation.

VINCE MANAGEMENT

Below is a list of names, ages and a brief overview of the business experience of the executive officers and directors of Vince that we anticipate will be serving in these capacities upon consummation of this offering:

Name	Age	Position/Title
Christopher T. Metz	48	Director and Chairman
Mark E. Brody	51	Director
Jason H. Neimark	42	Director
Jerome Griffith	55	Director Nominee
Jill Granoff	51	Director and Chief Executive Officer
Lisa Klinger	46	Chief Financial Officer and Treasurer
Karin Gregersen	43	President
Doo-Ri Chung	40	Creative Director
Beth Cohn	45	Senior Vice President, Retail and E-Commerce
Rebecca Damavandi	41	Group President, Global Business Development
Deena Gianoncelli	39	Senior Vice President, Human Resources
Michele Sizemore	50	Senior Vice President, Operations
Jill Steinberg	37	Senior Vice President, Wholesale

Directors and Executive Officers

We believe that our board of directors should be composed of individuals with knowledge and experience in many substantive areas that impact our business. The following areas are the most important to us: fashion and consumer goods; retail and wholesale; marketing and merchandising; sales and distribution; international business development; strategic planning and leadership of complex organizations; accounting, finance, and capital structure; legal/regulatory and government affairs; talent management; and board practices of other major corporations. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted in the individual biographies below the specific experience, attributes, and skills that led to the conclusion that each board member should serve as a director.

Christopher T. Metz.    Mr. Metz has served as a director since 2008 and will be appointed to serve as the Chairman of our board of directors prior to the consummation of this offering. Mr. Metz has served as Managing Director of Sun Capital since 2005 and has extensive global operating and leadership experience in the consumer and durable goods industries. Prior to joining Sun Capital, Mr. Metz was President at Black & Decker, leading its Hardware and Home Improvement Group from 1999 to 2005. During his 13 years at Black & Decker, Mr. Metz held various other senior leadership positions, including President of Kwikset Corporation, President of Price Pfister faucets, President of Baldwin Hardware, and General Manager of European Professional Power Tools and Accessories, based in Frankfurt, Germany. Mr. Metz also serves on several boards of Sun Capital portfolio companies, including Avion Services Group Holding Corp., Captain D’s Holding Corp., Friendly’s Ice Cream LLC, Grandy’s Holding Corp., Lexington Furniture Industries, Inc., Pemco World Air Services, Inc., Rowe Fine Furniture, Inc., and SK Financial Services Corp. Mr. Metz also served on the board of Amicus Wind Down Corporation, a public company, from 2010 to 2012. Mr. Metz brings to our board extensive public company and international leadership experience.

Mark E. Brody.    Mr. Brody has served as a director since 2008. Mr. Brody has served as a Managing Director and Group Chief Financial Officer of Sun Capital since 2006. Prior to joining Sun Capital, Mr. Brody served from 2001 to 2006 as Chief Financial Officer for Flight Options, a leading provider of fractional jet services. Prior to Flight Options, he served as Chief Financial Officer or Vice President, Finance for manufacturing-related public companies, including Sudbury, Inc., Essef

Corporation, Anthony & Sylvan Pools, and Waterlink, Inc. Mr. Brody also serves on several boards of Sun Capital portfolio companies, including Limited Stores Company, LLC, Cello-Foil Products, Inc., Emerald Performance Materials LLC, Exopack Holding Corp., Garden Fresh Restaurant Corp., and TPG Enterprises, Inc. Mr. Brody started his career as an auditor with Ernst & Young. Mr. Brody brings to the board significant experience in finance, accounting and corporate strategy development.

Jason H. Neimark.    Mr. Neimark has served as a director since May 2013. Mr. Neimark has served as a Managing Director of Sun Capital since 2001. Mr. Neimark has led more than 65 buyout and capital markets transactions in a broad range of industries on behalf of affiliates of Sun Capital in the U.S. and Europe. From 2000 to 2001, Mr. Neimark was a Principal and President of K&D Distributors, a national direct marketer and specialty distributor of optical products where he led a financial and operational turnaround which concluded in a successful sale. From 1995 to 2000, Mr. Neimark served as a principal of Midwest Mezzanine Funds, a provider of junior capital to middle market businesses. After receiving his CPA designation in 1992, Mr. Neimark worked as a tax consultant and auditor for KPMG Peat Marwick. Mr. Neimark also serves on several boards of Sun Capital portfolio companies, including Gordmans Stores Inc. Mr. Neimark was a director of Accuride Corporation, a public company, from February 2009 to October 2009 and was a director of Loud Technologies, a private company, from May 2005 to July 2008. Mr. Neimark provides strong finance skills to our board of directors and valuable experience gained from previous board service.

Jerome Griffith.    Mr. Griffith will be appointed to our board of directors in connection with the consummation of this offering. Mr. Griffith has served as the Chief Executive Officer, President and a member of the board of directors of Tumi Holding, Inc. since April 2009. From 2002 to February 2009, Mr. Griffith was employed at Esprit Holdings Limited, a global fashion brand, where he was promoted to Chief Operating Officer and appointed to the board of directors in 2004, then promoted to President of Esprit North and South America in 2006. From 1999 to 2002, Mr. Griffith worked as an Executive Vice President at Tommy Hilfiger. From 1998 to 1999, Mr. Griffith worked as the President of Retail at the J. Peterman Company, a catalog-based apparel and retail company. From 1989 through 1998, Mr. Griffith worked in various positions at Gap, Inc. Mr. Griffith brings to our board experience as a public company director, experience as a senior executive of a major global consumer products company and a proven track record of innovation and driving international growth and expansion.

Jill Granoff.    Ms. Granoff has served as Vince’s Chief Executive Officer and a director since August 2012. Ms. Granoff has also served as AHC’s Chief Executive Officer and a director since May 2012. Previously, Ms. Granoff served as Chief Executive Officer of Kenneth Cole Productions, Inc., a designer and marketer of women’s and men’s apparel, footwear and accessories, from 2008 until 2011. Prior to that, Ms. Granoff served as Executive Vice President of Liz Claiborne Inc. where she had global responsibility for Juicy Couture, Lucky Brand Jeans, Kate Spade and the company’s e-commerce and outlet businesses. Prior to joining Liz Claiborne, Ms. Granoff was President and Chief Operating Officer of Victoria Secret Beauty, a division of Limited Brands, where she worked from 1999 to 2006. From 1990 to 1999, Ms. Granoff held various executive positions at The Estée Lauder Companies. Ms. Granoff is a member of the board of directors of Demandware and the Fashion Institute of Technology Foundation. Ms. Granoff brings significant senior leadership, operating and industry experience to our board of directors. Ms. Granoff’s position as Vince’s Chief Executive Officer also allows her to advise the board of directors on management’s perspective over a full range of issues affecting the company.

Lisa Klinger.    Ms. Klinger has served as Vince’s Chief Financial Officer and Treasurer since December 2012. Ms. Klinger has also served as AHC’s Chief Financial Officer since December 2012. Previously, Ms. Klinger served as Executive Vice President and Chief Financial Officer of The Fresh Market, Inc., a specialty retailer, from 2009 until 2012. Prior to that, Ms. Klinger served as interim Chief Financial Officer of Michael’s Stores during 2008 and Senior Vice President of Finance and Treasurer from 2005 to 2009. Ms. Klinger previously served as Assistant Treasurer at Limited Brands from 2000 to 2005.

Karin Gregersen.    Ms. Gregersen has served as Vince’s President since May 2013. Previously, Ms. Gregersen worked at Chloé/Richemont for 13 years, where she last served as the Executive Vice President and Managing Director of Chloé/Richemont Americas from 2007 to 2013. Prior to this role, she served as the Sales and Marketing Director for Chloé/Richemont Europe/Middle East from 1999 to 2007. Ms. Gregersen previously served as the Europe Sales Manager for Givenchy from 1997 to 1999.

Doo-Ri Chung.    Ms. Chung has served as Vince’s Creative Director since January 2013. Previously, Ms. Chung founded and served as creative director of Doo-Ri Clothing Company LLC from 2003 to 2012. Ms. Chung has over 18 years of design experience, including service as the first assistant to Geoffrey Beene from 1996 to 2001, and work with Alber Elbaz (now creative director of Lanvin) from 1996 to 1997. Ms. Chung has a long list of design accomplishments, including winning the CFDA Swarovski Perry Ellis Award and the CFDA Vogue Fashion Fund Award.

Beth Cohn.    Ms. Cohn has served as Vince’s Senior Vice President of Retail and E-Commerce since June 2012. Previously, Ms. Cohn served as Senior Vice President of Retail for Theory and Helmut Lang from 2009 to 2012. Prior to that, Ms. Cohn served as General Manager of Retail and Vice President for Juicy Couture from 2006 to 2009 and General Merchandise Manager, Retail and Senior Vice President for Prada North America from 1997 to 2006.

Rebecca Damavandi.    Ms. Damavandi has served as Vince’s Group President of Global Business Development since August 2012. Ms. Damavandi has also served as AHC’s Group President of Global Business Development since August 2012. Previously, Ms. Damavandi worked as a self-employed global apparel consultant from 2010 to 2012. Prior to that, Ms. Damavandi served as President of Licensing and Global Business Development for Elie Tahari from 2006 to 2010, Vice President of International and Licensing for Earl Jeans/VF Corporation from 2004 to 2006 and Senior Director of Global Product Licensing for Guess?, Inc. from 1999 to 2003, after joining the company in 1996.

Deena Gianoncelli.    Ms. Gianoncelli began serving as our Senior Vice President, Human Resources in September 2013. Previously, Ms. Gianoncelli served as the Director of Human Resources for Amazon.com from 2012 to 2013. Prior to that, Ms. Gianoncelli served as the Vice President of Human Resources for Hugo Boss Americas from 2010 to 2012. In addition, Ms. Gianoncelli served as the Senior Director of Human Resources for Medco Health Solutions from 2005 to 2010.

Michele Sizemore.    Ms. Sizemore has served as Vince’s Senior Vice President, Operations since May 2013. Previously, Ms. Sizemore worked at Gap, Inc. for 20 years, where she last served as Senior Vice President of Global Sourcing for the Gap brand worldwide from 2011 to 2013. Prior to that, she served as Vice President of Global Sourcing for Banana Republic from 2009 to 2011.

Jill Steinberg.    Ms. Steinberg has served as Vince’s Senior Vice President, Wholesale since March 2013. Previously, Ms. Steinberg served as Vince’s Senior Vice President, Women’s Sales from 2012 to 2013. Prior to that, Ms. Steinberg served as Vice President of Sales for Diane von Furstenberg from 2005 to 2012. Previously, Ms. Steinberg served as Senior Account Executive for BCBG from 2003 to 2005 and Senior Account Executive for Theory from 2001 to 2003.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition

Our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Initially, our board of directors will consist of six members. For so long as Sun Capital and its affiliates own 30% or more of our outstanding shares of common stock, Sun Cardinal, an affiliate of Sun Capital, will have the right to designate a majority of our board of directors under our amended and restated certificate of incorporation, provided that, at such time as we are not a “controlled company” under the NYSE corporate governance standards, a majority of our board of directors will be “independent directors,” as defined under the rules of the NYSE market, subject to the applicable phase-in requirements. During the period when Sun Capital and its affiliates own 30% or more of our outstanding shares of common stock, Sun Cardinal shall also have the ability to fill any vacancy on our board of directors, whether resulting from an increase to the board size, death, resignation or removal. Thereafter, only our board of directors shall be authorized to fill such vacancies.

Our board of directors will be divided into three classes, with one class being elected at each year’s annual meeting of stockholders. Mr. Brody and              will serve as the Class I directors with an initial term expiring in 2014. Messrs. Neimark, and Metz will serve as Class II directors with an initial term expiring in 2015. Ms. Granoff and Mr. Griffith will serve as Class III directors with an initial term expiring in 2016. Following the expiration of the initial term of a class of directors, each class of directors will serve a three-year term. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Controlled Company

Upon consummation of this offering, affiliates of Sun Capital will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE market;

•	that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we conduct annual performance evaluations of the nominating committee and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee. The rules of the NYSE market permit the composition of our Audit Committee to be phased in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering.

We intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our Audit Committee by having two independent directors on our Audit Committee at the time of pricing of this offering and appointing the remaining independent director to our Audit Committee within the applicable time frame.

Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to our Nominating and Corporate Governance Committee and our Compensation Committee, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. In addition, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors.

Board Committees

Prior to the consummation of this offering, our board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The directors designated by Sun Cardinal, an affiliate of Sun Capital, are expected to constitute a majority of each committee of our board of directors (other than the Audit Committee) and the chairman of each of the committees (other than the Audit Committee) is expected to be a director serving on such committee who is selected by Sun Cardinal, provided that, at such time as we are not a “controlled company” under the NYSE corporate governance standards, our committee membership will comply with all the applicable requirements of those standards. The composition, duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

Upon consummation of this offering, our Audit Committee will consist of Mr. Griffith,             , and             . Our board of directors has determined that              will qualify as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.vince.com prior to the consummation of this offering. Our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing key corporate compensation goals, policies, plan and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other named executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our named executive officers; and (4) administering stock plans and other incentive compensation plans (including the Vince 2013 Incentive Plan and the Vince ESPP).

Upon consummation of this offering, our Compensation Committee will consist of Messrs. Metz, Brody and Neimark. Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our corporate website at www.vince.com prior to the consummation of this offering. Our website is not part of this prospectus.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors so that it can satisfy its duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Upon consummation of this offering, our Nominating and Corporate Governance Committee will consist of Messrs. Metz, Brody and Neimark. Our board of directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at www.vince.com prior to the consummation of this offering. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

In fiscal year 2012, we did not have a Compensation Committee. All compensation decisions were made by the board of directors of AHC, which held deliberations during fiscal year 2012 concerning executive officer compensation. As a member of the board of directors of AHC, Ms. Granoff participated in deliberations concerning compensation of executive officers. See “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements” for a description of the employment agreements of our executive officers.

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.vince.com upon consummation of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Risk Oversight

Our board of directors will oversee the risk management activities designed and implemented by our management. The board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, the board of directors will receive detailed regular reports from members of our senior management and other associates that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

VINCE EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of the company’s executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts. Vince’s Named Executive Officers for fiscal 2012 and the positions they held with us during fiscal 2012 are set forth below:

Jill Granoff, Chief Executive Officer

Lisa Klinger, Chief Financial Officer and Treasurer

Arthur Gordon, Chief Operating Officer

Rea Laccone, former Chief Executive Officer

This executive compensation section contains certain forward-looking statements that are based on our current plans and expectations regarding future compensation plans and arrangements. The actual compensation plans and expectations that we adopt may differ materially from the currently anticipated plans and arrangements as summarized in this discussion.

Neither Mr. Gordon nor Ms. Laccone will be Named Executive Officers for Vince after fiscal 2012.

Overview

We are a privately-held company owned almost exclusively by affiliates of Sun Capital. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating and corporate governance committees. As such, all compensation decisions have historically been made by the board of directors of AHC. Furthermore, our executive officers are currently compensated by Kellwood Company for performing services on our behalf. To date, the compensation of the executive officers identified in the “Summary Compensation Table” in this prospectus, who are referred to as Vince’s Named Executive Officers, has consisted of a combination of base salary, bonuses (sign-on, performance based and guaranteed) and long-term incentive compensation in the form of Kellwood Company stock options issued under its 2010 Stock Option Plan (the “2010 Option Plan”). Executive officers and all salaried employees are also eligible to receive health and welfare benefits. Pursuant to employment agreements or an offer letter, the Named Executive Officers were also eligible to receive certain payments and benefits upon termination of employment under certain circumstances, as well as acceleration of vesting of certain outstanding equity awards in connection with a change in control. See “—Employment Agreements” for additional information.

In connection with the consummation of the IPO Restructuring Transactions and this offering, Kellwood Company will assign to Vince Holding Corp. or one of its subsidiaries (after giving effect to the IPO Restructuring Transactions) Kellwood Company’s obligations under those of the Vince executive employment agreements to which Kellwood Company is a party. See “—Employment Agreements” for additional information. Going forward, we intend to grant long-term equity incentives to our executives under the Vince 2013 Incentive Plan, as described below in “—Employee Stock Plans—Vince 2013 Incentive Plan.”

We will also establish a compensation committee that will assume the responsibility, from our board of directors, for making compensation decisions for Vince’s executive officers and directors. We expect that that our new compensation committee will review compensation elements and amounts for our Named Executive Officers on an annual basis and at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to Vince’s Named Executive Officers for fiscal 2012 may not necessarily be indicative of how we may compensate Vince’s Named Executive Officers following the consummation of this offering.

Executive Compensation Design Overview

Vince’s executive compensation programs have historically been designed to provide competitive total compensation opportunities. They were designed to align pay with achievement of our annual and long-term financial and operational goals and recognize individual achievement. In setting pay levels, we reviewed published survey information and other available compensation data that was specific to companies of similar size or positioning in our industry. As currently structured, our executive compensation program is designed to:

•

provide aggregate compensation that reflects the market compensation for executives with similar responsibilities in similar companies with appropriate adjustments to reflect the experience, performance and other distinguishing characteristics of specific individuals;

•	be commensurate with our short-term and long-term financial performance;

•	be aligned with the value for stockholders; and

•	provide a competitive compensation opportunity to allow us to attract and retain key executive talent.

We believe that an important criterion for the determination of the aggregate value of our compensation program and the allocation of such value among the various elements of our compensation plans is market data on the amounts, allocations and structures utilized by similarly situated companies for positions of comparable responsibility.

In fiscal 2013, we retained the services of Aon Hewitt (“Aon”), a compensation consultant to prepare a comprehensive analysis of our compensation packages for our executive officers (including our Named Executive Officers), to compare the specific elements of compensation and the aggregate value with a group of peer companies selected by Aon and to assist us in establishing the elements of our compensation program following consummation of this offering, including elements of our compensation for fiscal 2013. We intend to continue to collaborate with Aon, using the results of their benchmarking study, to determine the elements of our go-forward public company compensation program. We anticipate that this program will include grants under the Vince 2013 Incentive Plan and the Vince ESPP, each of which we intend to adopt in connection with this offering and implement after the closing thereof.

Risk Assessment and Compensation Practices

Our management assesses and discusses with the board of directors our compensation policies and practices for our employees as they relate to our overall risk management, and based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us.

Compensation of Named Executive Officers

Base Salaries.    In fiscal 2012, our board of directors reviewed and held deliberations concerning the compensation of our executive officers, including our Named Executive Officers. Going forward, our compensation committee will review the base salaries of our executive officers, including the Named Executive Officers, at least annually and make adjustments as it determines to be reasonable and necessary. The current base salaries of the Named Executive Officers are as follows:

Named Executive Officer	Base Salary
Jill Granoff, Chief Executive Officer(1)	$1,000,000
Lisa Klinger, Chief Financial Officer and Treasurer(2)	$450,000
Arthur Gordon, Chief Operating Officer(3)	N/A
Rea Laccone, former Chief Executive Officer(4)	N/A

(1)	Ms. Granoff assumed the executive functions of Chief Executive Officer from Ms. Laccone in June 2012, and was officially appointed as Chief Executive Officer in August 2012. The board of directors approved a base salary increase for Ms. Granoff from $900,000 to $1,000,000 effective as of February 1, 2013.
(2)	Ms. Klinger was hired and began performing the duties of Chief Financial Officer and Treasurer in December 2012.
(3)	Mr. Gordon has been employed by Kellwood Company since 1979 and was appointed as Vince’s Chief Operating Officer effective September 2, 2009. Mr. Gordon also serves as the Chief Executive Officer of Kellwood Western Region, a division of Kellwood Company. He received an annual base salary of $800,000 during fiscal 2012. In connection with the appointment of Ms. Sizemore as Senior Vice President, Operations for Vince in May 2013, Mr. Gordon ceased serving as our Chief Operating Officer and now solely serves as the Chief Executive Officer of Kellwood Western Region. Mr. Gordon does not have, and will not have, any operational responsibilities relating to Vince following consummation of this offering and will not be one of our Named Executive Officers for fiscal 2013 or beyond.
(4)	Ms. Laccone resigned from her position as Chief Executive Officer and became our Chief Creative Officer in June 2012. She received an annual base salary of $1,000,000 during the period from January 28, 2012 through August 23, 2012, at which time her salary was increased to $2,400,000 for the remainder of her tenure with the company. Ms. Laccone relinquished all of her duties for the company when she resigned on January 31, 2013 and will not be one of our Named Executive Officers for fiscal 2013 or beyond.

Sign-On Bonuses.    Certain executives received a one-time sign-on bonus when they joined us. For fiscal 2012, no Named Executive Officers received any sign-on bonuses.

Guaranteed Bonus.    Certain executives were eligible to receive a guaranteed minimum bonus based on their annual salary and their targeted bonus opportunity. If an executive’s award in fiscal 2012 under the Performance Management and Incentive Compensation Program, as described below in “—Cash Bonus Plan,” (the “AHC 2012 Bonus Plan”), was lower than their guaranteed minimum bonus as set forth in their employment agreement or offer letter, they received a cash bonus for such year in an amount equal to the difference, so that their total cash bonus award for fiscal 2012 was equal to their guaranteed minimum bonus. For fiscal 2012, Ms. Granoff, Ms. Klinger and Mr. Gordon had guaranteed bonuses of $500,000, $350,000 and $250,000, respectively. Ms. Laccone did not have a guaranteed bonus for fiscal 2012. See “Summary Compensation Table” and “—Cash Bonus Plan” for additional information.

Cash Bonus Plan.    The AHC 2012 Bonus Plan was designed to encourage a high level of performance in each year so that the achievement of targeted performance levels is rewarded with a target incentive payout, and performance above such levels is rewarded with higher-level payouts. Each executive officer is assigned a target annual award opportunity based on the achievement of EBITDA performance that is expressed as a percentage of such executive’s base salary. Our board of directors has historically approved these targeted award opportunities for each Vince executive officer. Ms. Granoff and Ms. Klinger received additional cash bonus payments for fiscal 2012, as the amount of their guaranteed bonus was greater than the amounts they received based on the EBITDA targets under the AHC 2012 Bonus Plan. For fiscal 2012, the threshold, target and maximum EBITDA targets for AHC were $42.4 million, $47.4 million and $57.4 million, respectively. Actual EBITDA for AHC for fiscal 2012 was $46.9 million. Mr. Gordon did not receive any additional cash bonus payment for fiscal 2012 as the amount he received under the AHC 2012 Bonus Plan was greater than his guaranteed bonus for fiscal 2012. Ms. Laccone was not a participant in the AHC 2012 Bonus Plan.

Our board of directors established EBITDA targets for fiscal 2013 for our Named Executive Officers under the Performance Management and Incentive Compensation Program (the “AHC 2013 Bonus Plan”).

For fiscal 2013, Ms. Granoff’s and Ms. Klinger’s targeted incentive payouts under the ACH 2013 Bonus Plan are based on the following allocations:

•

From February 2, 2013 to July 31, 2013, 50% of their targeted incentive payout under the AHC 2013 Bonus Plan is based on the achievement of EBITDA targets for AHC’s non-Vince businesses and 50% of such payment is based on the achievement of Vince EBITDA targets;

•

From August 1, 2013 until the date of consummation of this offering, 25% of their targeted incentive payout under the AHC 2013 Bonus Plan is based on the achievement of EBITDA targets for AHC’s non-Vince businesses and 75% of such payment is based on the achievement of Vince EBITDA targets; and

•	After the date of consummation of this offering, 100% of such payout will be based on the achievement of Vince EBITDA targets.

AHC believes it is currently on track to achieve the targeted AHC non-Vince and Vince EBITDA performance levels under the AHC 2013 Bonus Plan.

Mr. Gordon’s EBITDA targets under the AHC 2013 Bonus Plan are based on the achievement of AHC non-Vince businesses EBITDA levels and AHC regional EBITDA levels.

Although we are using EBITDA performance as a financial measure for fiscal 2013 and have done so historically, Vince may use other objective financial performance indicators for the cash bonus plan in the future, including but not limited to the price of our common stock, stockholder return, return on equity, return on investment, return on capital, sales productivity, same-store sales growth, economic value added, gross margin, cash flow, earnings per share or market share.

Kellwood Equity Incentives.    On June 30, 2010, the board of directors of Kellwood Company, a wholly-owned subsidiary of AHC, approved the 2010 Stock Option Plan. The 2010 Option Plan provides for the grant of options to acquire up to 100,000 shares of non-voting common stock of Kellwood Company. Options granted under the 2010 Option Plan (i) have an exercise price based on the fair market value; (ii) vest over a five year period at a rate of 20% per year, (iii) expire on the earlier of the tenth anniversary of the grant date or upon termination of employment for cause and (iv) become exercisable upon termination or a liquidity event, as defined by the 2010 Option Plan. The fair value of the stock options is determined at the grant date using a probability-weighted expected return method model, which requires us to make several significant assumptions including long-term EBITDA growth rates, future enterprise value, discount rates, and timing and probability of a future liquidity event. This methodology was selected based on the current capital structure and forecasted operational performance.

In addition, 100% of any outstanding and unvested shares granted under the 2010 Option Plan will vest upon a “Sale of the Company.” Sale of the Company is defined as (i) any consolidation, merger or other transaction in which Kellwood Company is not the surviving entity or which results in the acquisition of all or substantially all of Kellwood Company’s outstanding shares of common stock by a single person or entity or by a group of persons or entities acting in concert; (ii) any sale or transfer of all or substantially all of (A) Kellwood Company’s assets (excluding, however, for this purpose any real estate “sale-lease back” transaction) or (B) the subsidiaries which make up Kellwood Company’s “women’s business;” or (iii) the date that (A) more than fifty percent (50%) of the shares of voting stock of the surviving or acquiring entity is owned and/or controlled (by agreement or otherwise), directly or indirectly, by a single person or entity or by a group of persons or entities acting in concert other than Sun Capital or its affiliates; and (B) Sun Capital or its affiliates no longer controls Kellwood Company’s board of directors; provided, however, that the term “sale” shall not include transactions either (x) with affiliates of Kellwood Company or Sun Capital (as determined by the board of directors of Kellwood Company in its good faith sole discretion) or (y) pursuant to which more than fifty percent (50%) of the shares of voting stock of the surviving or acquiring entity is owned and/or controlled (by agreement or otherwise), directly or indirectly, by Sun Capital or its affiliates. Because the IPO Restructuring Transactions all involve transactions with affiliates of Kellwood Company or Sun Capital, they will not constitute a “Sale of the Company” which would result in the vesting of Kellwood Company options held by our named executive officers.

In determining the number of shares underlying each option grant, the Kellwood Company board of directors took into account each executive officer’s existing unvested equity grants and made awards that they determined would be sufficient to motivate and retain each executive officer past the expected date of this offering. The stock option grants made to these Named Executive Officers in fiscal 2012 were as follows:

Named Executive Officer	Date of Grant	Number of Shares	Exercise Price(1)
Jill Granoff	May 4, 2012	44,000	$150.78
Lisa Klinger	December 10, 2012	7,500	$150.78
Arthur Gordon	—	—	—
Rea Laccone	—	—	—

(1)	The grant date fair value of these option grants is reflected in the “Summary Compensation Table” under the “Option Awards” column.

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as our principal executive officer at any time during fiscal 2012 and our two other most highly compensated executive officers who were serving as executive officers during the fiscal year ended February 2, 2013.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compen- sation ($)(2)		All Other Compen- sation ($)		Total ($)
Jill Granoff	2012	$661,154	(4)	$27,363	(5)	$2,128,920	$472,637		$11,245	(6)	$3,301,319
Chief Executive Officer(3)

Lisa Klinger	2012	$60,577	(6)	$336,861	(7)	$309,924	$13,139		—		$720,501
Chief Financial Officer and Treasurer(3)

Arthur Gordon
Chief Operating Officer	2012	$800,000		—		—	$308,766	(8)	$21,074	(9)	$1,129,840
	2011	$800,000		—		—	$190,109		$21,645	(9)	$1,011,754

Rea Laccone
Former Chief Executive Officer	2012	$1,875,385	(10)	$5,427,867	(11)	—	—		$187,259	(12)	$7,490,511
	2011	$849,231		$240,000		—	—		$47,571	(12)	$1,136,802

(1)	The fair value of stock options granted in fiscal 2012 was determined at the grant date using a Black-Scholes model, which requires us to make several significant assumptions including risk-free interest rate, volatility, expected term, and discount factors for stockholders in a privately-held company. At the grant date, the options granted in fiscal year 2012 had a weighted average fair value of $43.01 per share.

(2)	Amounts reflect the annual incentive cash bonus earned in the fiscal year shown but paid in the following fiscal year.
(3)	Neither Ms. Granoff nor Ms. Klinger was employed by the company in fiscal 2011.
(4)	Salary reflects base compensation from hire date of May 4, 2012 through February 2, 2013.
(5)	Amount reflects cash bonus payment after giving effect to the $472,637 which was paid upon the achievement of targeted objectives under the AHC 2012 Bonus Plan. The aggregate of such amounts (or $500,000) represents the amount of Ms. Granoff’s guaranteed bonus under the terms of her employment agreement.
(6)	Salary reflects base compensation from hire date of December 10, 2012 through February 2, 2013.
(7)	Amount reflects cash bonus payment after giving effect to the $13,139 which was paid upon the achievement of targeted objectives under the AHC 2012 Bonus Plan. The aggregate of such amounts (or $350,000) represents the amount of Ms. Klinger’s guaranteed bonus under the terms of her employment agreement.
(8)	Reflects compensation paid under the AHC 2012 Bonus Plan. Because this amount exceeds Mr. Gordon’s guaranteed minimum bonus of $250,000, no additional cash bonus payments were made to Mr. Gordon for fiscal 2012.
(9)	Amounts reflect the value of their clothing allowance, car allowance and excess life insurance.
(10)	Salary reflects base compensation through January 31, 2013, the effective date of Ms. Laccone’s resignation.
(11)	Amounts reflect a $3,616,438 transition bonus payment and $1,811,429 performance bonus payment paid pursuant to Ms. Laccone’s employment agreement. See “—Employment Agreements” for additional information.
(12)	For fiscal 2012, amounts reflect $57,346 in clothing allowance, $9,600 in car allowance, $8,124 in excess life insurance payments and $112,188 in unused vacation payout. For fiscal 2011, amounts reflect $31,605 in clothing allowance, $9,600 in car allowance and $6,366 in excess life insurance payments.

Employment Agreements

Jill Granoff, Chief Executive Officer.    Kellwood Company entered into an employment agreement with Ms. Granoff on May 4, 2012. Pursuant to the terms of the employment agreement, Ms. Granoff received an annual base salary of $900,000 in fiscal 2012. In addition to base salary, Ms. Granoff was eligible to participate in the AHC 2012 Bonus Plan which provided her with the opportunity to earn a bonus targeted at 75% of her base salary in fiscal 2012. Under her employment agreement, Ms. Granoff was guaranteed an annual cash bonus of $500,000 for fiscal 2012. Effective February 1, 2013, Ms. Granoff received a base salary increase to $1,000,000 and her targeted bonus opportunity increased to 100% of her base salary. Ms. Granoff has no guaranteed bonus for fiscal 2013.

In connection with the consummation of this offering and the repayment of certain Kellwood Company indebtedness, Ms. Granoff will earn a debt recovery bonus under the terms of her, employment agreement (as amended by her debt recovery side letter, dated as of June 11, 2013). The amount of the bonus is equal to 4.4% of the related debt recovery, subject to the aggregate maximum bonus cap of $6.0 million; provided, that she remain continuously employed with us through the related payment date. As set forth therein, she is eligible to receive a debt recovery bonus upon any reduction in the debt outstanding under the Cerberus Term Loan, the Sun Term Loan Agreements and the Public Bonds. In connection with Kellwood Company’s sale of Royal Robbins in December 2012, Kellwood Company repaid $10.0 million of indebtedness under the Cerberus Term Loan. This repayment triggered a $440,000 debt recovery bonus for Ms. Granoff. Ms. Granoff has agreed to delay the payment of such bonus until the earlier of (i) December 31, 2013, (ii) the consummation of this offering, (iii) the consummation of a sale of all or substantially all of the Vince business to a third-party not affiliated with Kellwood Company or (iv) the termination of Ms. Granoff’s employment for any reason. This payment will reduce the amount of debt recovery bonus to which she would otherwise be entitled to receive upon the repayment of the Cerberus Term Loan, the Sun Term Loan Agreements and the Public Bonds in connection with the consummation of this offering on a dollar for dollar basis.

On September 24, 2013, Ms. Granoff and Kellwood Company entered into an amendment to her employment agreement. Pursuant to the terms of the amendment, Kellwood Company has agreed to pay the debt recovery bonus to Ms. Granoff upon the closing of this offering prior to paying the 1% restructuring fee to Sun Capital Management or repaying, refinancing or repurchasing the 7.625% Notes, each as described in “Use of Proceeds” and “Restructuring Transactions.” Vince, LLC is not a guarantor or obligor of the 7.625% Notes.

In the event Ms. Granoff’s employment is terminated without cause or Ms. Granoff terminates her employment for good reason, she would be eligible to receive (i) any unpaid base salary through her termination date, together with a pro-rated portion of the annual bonus for the year in which her termination occurs, (ii) reimbursement for any unreimbursed business expenses incurred through her termination date, (iii) any accrued and unused vacation time, (iv) all other payments, benefits or fringe benefits to which she is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant, (v) her base salary during a period ending on the 18-month anniversary of her termination date, less any salary she receives from other full-time employment after the 12-month anniversary of her termination, (vi) continued participation in our group health plan for 18 months or until she obtains other employment following the first anniversary of her termination and such employment offers comparable group health benefits for which she is eligible, (vii) the pro rata portion of shares subject to Ms. Granoff’s option grants which would have otherwise vested on the next scheduled vesting date had her employment continued until such time and (viii) any prior period bonus earned and not yet paid.

Lisa Klinger, Chief Financial Officer and Treasurer.    Effective December 10, 2012, Ms. Klinger entered into an employment agreement with Kellwood Company. Pursuant to the terms of her employment agreement, Ms. Klinger receives an annual base salary of $450,000. Her annual base salary will be increased to a minimum of $500,000 upon the earlier of completing her relocation or 18 months after the commencement of her employment. Under her employment agreement, Ms. Klinger was guaranteed an annual cash bonus of $350,000 for fiscal 2012. Beginning in fiscal 2013, in addition to base salary, Ms. Klinger is eligible to participate in the AHC 2013 Bonus Plan that provides her with the opportunity to earn a bonus targeted at 50% of her base salary.

In the event Ms. Klinger’s employment is terminated without cause, she would be eligible to receive (i) her base salary during a period ending on the earlier of the 12 month anniversary of her termination date and the date on which she secures replacement employment (the “salary continuation period”) and (ii) continued medical and dental coverage in accordance with the company’s medical plans that are then in place until the end of the salary continuation period, or at the company’s option, coverage under another medical and/or dental plan.

Arthur Gordon, Chief Operating Officer.    Beginning fiscal 2009, Mr. Gordon received an annual base salary of $800,000. In addition to base salary, Mr. Gordon was eligible to participate in the AHC 2012 Bonus Plan that provided him with the opportunity to earn a bonus targeted at 70% of his base salary. Effective May 1, 2013, Mr. Gordon entered into an amended and restated retirement agreement and related option cancellation agreement with Kellwood Company. Pursuant to the terms of his retirement agreement, Kellwood Company agreed to make the following payments to Mr. Gordon in the event he is terminated without cause or voluntarily resigns or retires after February 1, 2014: (i) any unpaid and earned cash incentive bonus for the prior year; (ii) a lump sum equal to 18 months of his base salary, plus a lump sum equal to the average of his three prior year cash incentive bonuses, each subject to Mr. Gordon’s execution of a satisfactory release; and (iii) provided that Mr. Gordon is paying the employee portion of his COBRA premium, the amount in excess of the COBRA premium for a period of 18 months or until he secures other employment. In such event, Kellwood Company may retain his exclusive consulting services, upon the mutual agreement of the parties, for a period beginning on his termination date and ending on the earlier of: (A) the 12-month anniversary of his termination date; (B) his death or disability; and (C) his termination as a consultant for cause. Mr. Gordon will earn a bonus of $130,563 upon the consummation of this offering, which constitutes a “Sale” under the terms of his retirement agreement. Such amount shall be paid upon the earlier of (1) 30 days following the consummation of this offering; (2) the payment of severance amounts to him; and (3) February 1, 2014. Notwithstanding the foregoing, he shall not be entitled to any payments under his retirement agreement if he voluntarily resigns or retires before February 2, 2014, upon his death or disability or if he is terminated for cause. Mr. Gordon agreed to cancel his outstanding Kellwood Company stock options in exchange for his entry into and payments under his retirement agreement. Mr. Gordon does not have, and will not have, any operational responsibilities relating to Vince following consummation of this offering and will not be one of our Named Executive Officers for fiscal 2013 or beyond.

Rea Laccone, former Chief Executive Officer.    Effective October 31, 2006, Ms. Laccone entered into an employment agreement with Kellwood Company, a subsidiary of AHC prior to the consummation of this offering. The agreement was amended and restated on August 13, 2010 and further amended on August 23, 2012. Pursuant to the terms of her amended and restated employment agreement, Ms. Laccone received an annual base salary of $800,000 from August 13, 2010 until November 1, 2011. In addition, Ms. Laccone was eligible to participate in the cash bonus plan which provided her with the opportunity to earn a bonus targeted at 40% of her base salary in fiscal 2011. Under the terms of the amended and restated employment agreement, Ms. Laccone’s base salary increased to $1,000,000 on November 1, 2011 and she became eligible to receive an annual cash incentive bonus in an amount equal to 3.5% of Vince EBITDA for Kellwood’s 2012, 2013 and 2014 fiscal years. Pursuant to the terms of her employment agreement as amended on August 23, 2012, Ms. Laccone received an annual base salary of $2,400,000 from June 26, 2012 through her resignation on January 31, 2013. The terms of the amended employment agreement also provided that Ms. Laccone was eligible to receive an annual cash incentive bonus in an amount equal to 3.5% of Vince EBITDA through June 26, 2012 and 2.4% of Vince EBITDA thereafter. In addition, Ms. Laccone was eligible to receive a transition bonus of up to $6.0 million during the period from June 26, 2012 through June 26, 2013. The amount of her actual transition bonus was $3.6 million, reflecting a prorated amount in accordance with the terms of her agreement as she resigned on January 31, 2013. See “—Summary Compensation Table” for the specific amounts of the performance bonus and transition payments paid to Ms. Laccone in fiscal 2011 and fiscal 2012 in accordance with the terms of her amended employment agreement. Ms. Laccone will not be one of our Named Executive Officers in fiscal 2013 or beyond.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table sets forth information regarding outstanding equity awards of Kellwood Company held by our Named Executive Officers at the end of fiscal 2012:

	Options Awards(1)
Name	Vesting Commencement Date(2)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jill Granoff	May 4, 2012	—	44,000	$150.78	May 4, 2022
Lisa Klinger	December 10, 2012	—	7,500	$150.78	December 10, 2022
Arthur Gordon(3)	—	—	—	—	—
Rea Laccone	—	—	—	—	—

(1)	Each stock option was granted pursuant to the 2010 Option Plan. As discussed above in “—Compensation of Named Executive Officers—Kellwood Equity Incentives,” the options previously issued to Ms. Granoff and Ms. Klinger will be exchanged for and options, respectively, to acquire Apparel Holding Corp. common stock, with an exercise price equal to $ .
(2)	Ms. Granoff’s and Ms. Klinger’s options will vest 20% each year on the anniversary of the grant date beginning on the first anniversary of the grant date so long as they remain continuously employed with Kellwood Company. Notwithstanding the foregoing, unvested options will automatically vest upon the consummation of certain sale and change of control transactions involving Kellwood Company.
(3)	As described below in “—Employment Agreements,” Mr. Gordon agreed to cancel his outstanding Kellwood Company stock options in exchange for payments under his retirement agreement. Such options were effectively surrendered and cancelled on October 4, 2012 in accordance with the terms of the related option cancellation agreement.

Director Compensation

During fiscal 2012, we did not make any compensation payments (including any equity grants) to our directors, for service as directors, as all of our directors were employees of AHC or affiliates Sun Capital, which will continue to be our controlling stockholder after consummation of this offering. Sun Cardinal, an affiliate of Sun Capital, will also have the authority to designate a majority of our directors after consummation of this offering. We did reimburse directors for out-of-pocket expenses they incurred in connection with their service as directors, including those incurred in connection with attending all board and committee meetings.

We will adopt a compensation policy with respect to our directors in contemplation of the consummation of this offering. All members of our board of directors that are not employed by us will be entitled to receive compensation for their services to the board of directors and related committees pursuant to the policy described below.

Following this offering, the annual fees paid to our non-employee directors and directors not employed by Sun Capital or its affiliates will be as follows:

Description	Amount
Annual Retainer(1)	$50,000
Retainer for Chair of Committee(1)	$15,000 for chairing our audit committee; $10,000 for chairing our compensation committee; and $5,000 for chairing our nominating and corporate governance committee

(1)	Such amounts shall be paid to each of our non-employee directors elected or appointed to our board and, as applicable, for serving as the chair of one of our board committees in connection with the consummation of this offering. Such amounts shall be paid to each non-employee director elected or appointed after the consummation of this offering to our board and, as applicable, to serve as the chair of one of our committees, upon his or her appointment or election, with such amount calculated on a pro rata basis for the first year of service.

All directors will also be entitled to be reimbursed for their reasonable out-of-pocket expenses incurred to attend meetings of our board of directors and related committees.

In addition, following this offering, our non-employee directors will be entitled to receive the following equity awards:

Annual Restricted Stock Grant.    On an annual basis, each of our non-employee directors then in office will receive a grant of $75,000 worth of restricted common stock. These shares of restricted common stock will vest over a three-year period from the grant date. Each non-employee director elected or appointed to our board in connection with the consummation of this offering will receive his or her annual grant of $75,000 worth of restricted stock in connection with the closing of this offering. Each non-employee director elected or appointed after the consummation of this offering will receive a pro rata amount of the annual grant for the first year in which he or she serves on our board based on the date such non-employee director is elected or appointed.

Director and Officer Indemnification and Limitation of Liability

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders or (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law.

In addition, prior to the consummation of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Employee Stock Plans

2010 Option Plan

The 2010 Option Plan was adopted by the board of directors of Kellwood Company on June 30, 2010. As of February 2, 2013, Kellwood Company had reserved 100,000 shares of its common stock for issuance under the 2010 Option Plan. AHC will not grant any further awards under the 2010 Option Plan to any of Vince’s officers or directors after the consummation of this offering. Future awards to Vince’s executive officers and directors shall be granted by our board of directors or compensation committee under the Vince 2013 Incentive Plan, as described below.

Vince 2013 Incentive Plan

In connection with this offering, we intend to adopt the Vince 2013 Incentive Plan. We expect that the Vince 2013 Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, and other stock-based awards. Directors, officers and our employees, as well as others performing consulting or advisory services for us, would be eligible for grants under the Vince 2013 Incentive Plan. The purpose of the Vince 2013 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of what we expect will be the material terms of the Vince 2013 Incentive Plan.

Administration.    The Vince 2013 Incentive Plan will be administered by our compensation committee. Among the compensation committee’s powers will be to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the Vince 2013 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the Vince 2013 Incentive Plan as it deems necessary or proper. The compensation committee will have authority to administer and interpret the Vince 2013 Incentive Plan, to grant discretionary awards under the Vince 2013 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the Vince 2013 Incentive Plan and the awards thereunder as the compensation committee deems necessary or desirable and to delegate authority under the Vince 2013 Incentive Plan to our executive officers.

Available Shares.    The aggregate number of shares of common stock which may be issued or used for reference purposes under the Vince 2013 Incentive Plan or with respect to which awards may be granted may not exceed              shares. The number of shares available for issuance under the Vince 2013 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the Vince 2013 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the Vince 2013 Incentive Plan.

The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Code and may be granted under the Vince 2013 Incentive Plan during any fiscal year to any eligible individual will be              shares (per type of award). The total number of shares of our common stock with respect to all awards that may be granted under the Vince 2013 Incentive Plan during any fiscal year to any eligible individual will be              shares. There will be no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the Vince 2013 Incentive Plan during any fiscal year to any eligible individual will be              shares. The total number of shares of our common stock subject to any award which may be granted under the Vince 2013 Incentive Plan during any fiscal year to any non-employee director will be             shares. The maximum value of a cash payment made under a performance award which may be granted under the Vince 2013 Incentive Plan during any fiscal year to any eligible individual will be $        . The maximum value of a cash payment made under a performance award which may be granted under the Vince 2013 Incentive Plan during any fiscal year to any non-employee director will be $        .

Eligibility for Participation.    Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the Vince 2013 Incentive Plan.

Award Agreement.    Awards granted under the Vince 2013 Incentive Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the compensation committee.

Stock Options.    The compensation committee may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The compensation committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the compensation committee at grant and the exercisability of such options may be accelerated by the compensation committee.

Stock Appreciation Rights.    The compensation committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the compensation committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The compensation committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the Vince 2013 Incentive Plan, or such other event as the compensation committee may designate at the time of grant or thereafter.

Restricted Stock.    The compensation committee may award shares of restricted stock. Except as otherwise provided by the compensation committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The compensation committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the compensation committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures in order to qualify as “performance based compensation” for purposes of Section 162(m). The performance goals for restricted stock intended to qualify as “performance based compensation” will be based on one or more of the objective criteria set forth on an exhibit to the Vince 2013 Incentive Plan and are further discussed in general below.

Other Stock-Based Awards.    The compensation committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the Vince 2013 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The compensation committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards intended to qualify as “performance based compensation” will be based on one or more of the objective criteria set forth on an exhibit to the Vince 2013 Incentive Plan and discussed in general below.

Other Cash-Based Awards.    The compensation committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the compensation committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the compensation committee may accelerate the vesting of such award in its discretion.

Performance Awards.    The compensation committee may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the compensation committee. Based on service, performance and/or other factors or criteria, the compensation committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals.    The compensation committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the compensation committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) service revenues; (24) license revenues; (25) sales or market share; (26) total stockholder return; (27) economic value added; (28) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the compensation committee; (29) the fair market value of a share of our common stock; (30) the growth in the value of an investment in our common stock assuming the reinvestment of dividends; or (31) reduction in operating expenses.

To the extent permitted by law, the compensation committee may also exclude the impact of an event or occurrence which the compensation committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the compensation committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The compensation committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control.    In connection with a change in control, as defined in the Vince 2013 Incentive Plan, the compensation committee may accelerate vesting of outstanding awards under the Vince 2013 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled for no consideration if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The compensation committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination.    Notwithstanding any other provision of the Vince 2013 Incentive Plan, our board of directors may at any time amend any or all of the provisions of the Vince 2013 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the Vince 2013 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability.    Awards granted under the Vince 2013 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards.    The Vince 2013 Incentive Plan will provide that awards granted thereunder are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the Securities and Exchange Commission.

Effective Date; Term.    The Vince 2013 Incentive Plan will be effective when adopted by the board of directors and approved by stockholders. The Vince 2013 Incentive Plan will expire ten years following its approval by our board of directors. Any award outstanding under the Vince 2013 Incentive Plan at the time of expiration will remain in effect until such award is exercised or has expired in accordance with its terms.

Severance Benefits

Upon certain types of terminations of employment, severance benefits may be payable to our Named Executive Officers. Severance benefits payable to the Named Executive Officers are addressed in their employment agreements. See “—Employment Agreements.”

Vince Employee Stock Purchase Plan

Prior to consummation of this offering, our board of directors and stockholders intend to adopt the Vince ESPP. If adopted, the Vince ESPP would be effective as of the consummation of this offering. The Vince ESPP would generally be designed to encourage employees to become stockholders and to increase their ownership of our common stock. We anticipate that shares of our common stock issued under the Vince ESPP would be issued at a discount to market no greater than     % and with a measurement period equal to                     . The ESPP would also be intended to comply with the requirements of Section 423 of the Code and to assure the participants of the tax advantages provided thereby.

Section 401(k) Plan

We provide the defined contribution Kellwood Retirement Savings Plan, a 401(k) Plan, as well as various group health and welfare programs that are generally available to all Kellwood and Vince employees, including the Named Executive Officers.

Under the plan, eligible employees electing to participate may contribute up to 100% of their pretax income, subject to IRS rules limiting an individual’s total contributions and the application of IRS tests designed to ensure that the plan does not discriminate in favor of highly compensated employees.

Effective February 1, 2013, we reinstated the 401(k) for all employees. We will match 50% up to the first 3% of the employee’s deferral. We did not make any contributions to any Named Executive Officer’s 401(k) account in fiscal 2012.

DESCRIPTION OF CERTAIN INDEBTEDNESS OF VINCE, LLC

In connection with this offering and the debt refinancing we intend to complete concurrent with the consummation of this offering, we anticipate entering into a new revolving facility and a new term loan facility. We are still in preliminary discussions with potential arrangers and lenders with respect to the terms of our new credit facilities and the specific form of the debt refinancing transaction. In general, we expect that our new credit facilities will contain representations and warranties, financial and restrictive covenants, events of default and collateral arrangements that are customary for this type of financing. In this regard, we expect that our new credit facilities will condition our ability to pay dividends on our common stock on our continued compliance with one or more financial ratios. The actual terms of our new credit facilities will depend on the results of negotiations with our lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under our new credit facilities.

OTHER INFORMATION RELATED TO THIS OFFERING

This section contains additional information related to Apparel Holding Corp., the entity offering shares of common stock in this offering. Investors will be investing in the Vince business, however they will be purchasing shares issued by Apparel Holding Corp., not Vince, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF AHC

Shared Services Agreement

In connection with consummation of this offering, Vince, LLC will enter into the Shared Services Agreement with Kellwood Company, LLC pursuant to which Kellwood will provide support services in various operational areas including, among other things, retail e-commerce, finance, distribution, logistics, information technology, accounts payable, credit and collections and payroll and benefits.

The Shared Services Agreement may be modified or supplemented to include new services under terms and conditions to be mutually agreed upon in good faith by the parties. The fees for all services received by Vince, LLC from Kellwood, including any new services mutually agreed upon by the parties, will be at cost. Such costs shall be the full amount of any and all actual and direct out-of-pocket expenses (including base salary and wages but without providing for any margin of profit or allocation of depreciation or amortization expense) incurred by the service provider or its affiliates in connection with the provision of the services.

We may terminate any or all of the services at any time for any reason (with or without cause) upon giving Kellwood the required advance notice for termination for that particular service. Additionally, the provision of the following services, which are services which require a term as a matter of law and services which are based on a third-party agreement with a set term, shall terminate automatically upon the related date specified on the schedules to the Shared Services Agreement:                     ;                     ; and                     . If no specific notice requirement has been provided, 90 days prior written notice shall be required to be given. Upon the termination of certain services, Kellwood may no longer be in a position to provide certain other related services. Kellwood must notify us within 10 days following our request to terminate any services if they will no longer be able to provide other related services. Assuming we proceed with our request to terminate the original services, such related services shall also be terminated in connection with such termination.

We will be invoiced by Kellwood monthly for these amounts and generally be required to pay within 15 business days of receiving such invoice. The payments will be trued-up and can be disputed once each fiscal quarter.

Tax Receivable Agreement

In connection with the consummation of this offering, Vince Holding Corp. will enter into the Tax Receivable Agreement with the Pre-IPO Stockholders. AHC and its former subsidiaries have generated certain tax benefits (including NOLs and tax credits) prior to the IPO Restructuring Transactions and will generate certain section 197 intangible deductions, or the Pre-IPO Tax Benefits, which would reduce the actual liability for taxes that we might otherwise be required to pay. The Tax Receivable Agreement provides for payments to the Pre-IPO Stockholders in an amount equal to 85% of the aggregate reduction in taxes payable realized by us and our subsidiaries from the utilization of the Pre-IPO Tax Benefits (the “Net Tax Benefit”).

For purposes of the Tax Receivable Agreement, the Net Tax Benefit shall equal (i) with respect to a taxable year, the excess, if any, of (A) our liability for taxes using the same methods, elections, conventions and similar practices used on the relevant company return assuming there were no Pre-IPO Tax Benefits over (B) our actual liability for taxes for such taxable year (the “Realized Tax Benefit”), plus (ii) for each prior taxable year, the excess, if any, of the Realized Tax Benefit reflected on an amended schedule applicable to such prior taxable year over the Realized Tax Benefit reflected on the original tax benefit schedule for such prior taxable year, minus (iii) for each for each prior taxable year, the excess, if any, of the Realized Tax Benefit reflected on the amended schedule for such prior taxable year; provided, however, that to extent any of the adjustments described in clauses (ii) and (iii) were reflected in the calculation of the tax benefit payment for any subsequent taxable year, such adjustments shall not be taken into account in determining the Net Tax Benefit for any subsequent taxable year.

While the Tax Receivable Agreement is designed with the objective of causing our annual cash costs attributable to federal, state and local income taxes (without regard to our continuing 15% interest in the Pre-IPO Tax Benefits) to be the same as that which we would have paid had we not had the Pre-IPO Tax Benefits available to offset our federal, state and local taxable income, there are circumstances in which this may not be the case. In particular, the Tax Receivable Agreement provides that any payments by us thereunder shall not be refundable. In that regard, the payment obligations under the Tax Receivable Agreement differ from a payment of a federal income tax liability in that a tax refund would not be available to us under the Tax Receivable Agreement even if we were to incur a net operating loss for federal income tax purposes in a future tax year. Similarly, the Pre-IPO Stockholders will not reimburse us for any payments previously made if any tax benefits relating to such payments are subsequently disallowed, although the amount of any such tax benefits subsequently disallowed will reduce future payments (if any) otherwise owed to such Pre-IPO Stockholders. In addition, depending on the amount and timing of our future earnings (if any) and on other factors including the effect of any limitations imposed on our ability to use the Pre-IPO Tax Benefits, it is possible that all payments required under the Tax Receivable Agreement could become due within a relatively short period of time following this offering.

If we did not enter into the Tax Receivable Agreement, we would be entitled to realize the full economic benefit of the Pre-IPO Tax Benefits to the extent allowed by federal, state and local law. The Tax Receivable Agreement is designed with the objective of causing our annual cash costs attributable to federal, state and local income taxes (without regard to our continuing 15% interest in the Pre-IPO Tax Benefits) to be the same as we would have paid had we not had the Pre-IPO Tax Benefits available to offset our federal, state and local taxable income. As a result, stockholders purchasing shares in this offering will not be entitled to the economic benefit of the Pre-IPO Tax Benefits that would have been available if the Tax Receivable Agreement were not in effect, except to the extent of our continuing 15% interest in the Pre-IPO Benefits.

Additionally, the payments we make to the Pre-IPO Stockholders under the Tax Receivable Agreement are not expected to give rise to any incidental tax benefits to us, such as deductions or an adjustment to the basis of our assets.

An affiliate of Sun Capital may elect to terminate the Tax Receivable Agreement upon the occurrence of a Change of Control (as defined below). In connection with any such termination, we will be obligated to pay the present value (calculated at a rate per annum equal to LIBOR plus 300 basis points as of such date) of all remaining Net Tax Benefit payments that would be required to be paid to the Pre-IPO Stockholders from such termination date, applying the valuation assumptions set forth in the Tax Receivable Agreement (the “Early Termination Period”). “Change of control,” as defined in the Tax Receivable Agreement means the occurrence of: (i) the acquisition by any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than Sun Capital and any investment fund controlled by or under common control with Sun Capital (collectively with Sun Capital, the “Sun Entities”) in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (as defined in Rule 13d-3 and 13d-5 under the Exchange Act or any successor provision), directly or indirectly of 50% of more of the total voting power of the voting stock of Apparel Holding Corp. or any of its direct or indirect parent entities; or (ii) the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of Apparel Holding Corp. and its subsidiaries, taken as a whole, to any person other than to a Sun Entity. We may also terminate the Tax Receivable Agreement by paying the Early Termination Payment to the Pre-IPO Stockholders. Additionally, the Tax Receivable Agreement provides that in the event that we breach any material obligations under the Tax Receivable Agreement by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the Bankruptcy Code, then the Early Termination Payment plus other outstanding amounts under the Tax Receivable Agreement shall become due and payable.

The term of the Tax Receivable Agreement will commence upon consummation of the IPO Restructuring Transactions and will continue until the earlier of (i) the date all such tax benefits have been utilized or expired and (ii) the last day of the tax year including the tenth anniversary of the IPO Restructuring Transactions, unless earlier terminated in accordance with the terms thereof.

Transfer Agreement

In connection with consummation of the IPO Restructuring Transactions, Kellwood Company, LLC and Vince Intermediate Holding, LLC will enter into a transfer agreement (the “Transfer Agreement”). Pursuant to the terms of the Transfer Agreement, Kellwood Company, LLC will distribute the Vince, LLC equity interests to Vince Intermediate Holding, LLC in exchange for the Kellwood Note Receivable.

Apparel Holding Corp. will agree to contribute the proceeds of this offering to Vince Intermediate Holding, LLC immediately following the consummation of this offering. Vince Intermediate Holding, LLC will agree to pay Kellwood Company, LLC the principal amount outstanding under the Kellwood Note Receivable in full satisfaction of its obligations thereunder after the receipt of such proceeds and will assume Apparel Holding Corp.’s obligations under the merger agreement related to the 2008 acquisition of Kellwood Company by affiliates of Sun Capital pursuant to the terms of the Transfer Agreement. Additionally, Kellwood Company, LLC will be obligated to use proceeds from the Kellwood Note Receivable to immediately repay, refinance or discharge indebtedness outstanding under the Cerberus Term Loan, the Sun Term Loan Agreements, the Public Bonds and the 3.5% Convertible Notes (after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates), or to place an amount equal to the face value of any such indebtedness that is not immediately repaid, refinanced or discharged at the closing of this offering into escrow, as described in “Use of Proceeds” and the “Restructuring Transactions,” and to separately refinance the Wells Fargo Facility.

In accordance with the terms of the Transfer Agreement, Kellwood Company, LLC will agree to indemnify us for any losses which we may suffer, sustain or become subject to, relating to the Kellwood Company, LLC business or in connection with any contract contributed to us by Kellwood Company which is not by its terms permitted to be assigned. Additionally, Vince Intermediate Holding, LLC will agree to indemnify Kellwood Company, LLC against any losses which Kellwood Company, LLC may suffer, sustain or become subject to relating to the Vince business. The parties also agreed, upon the request of either the other party to, without further consideration, execute and deliver, or cause to be executed and delivered, such other instruments of conveyance, transfer, assignment and confirmation, and shall take or cause to be taken, such further or other actions as the other party may deem necessary or desirable to carry out the intent and purpose of the Transfer Agreement and give effect to the transactions contemplated thereby.

Kellwood Note Receivable

In connection with the Vince Intermediate Holding, LLC’s acquisition of Vince, LLC, Vince Intermediate Holding, LLC will issue the Kellwood Note Receivable in the aggregate principal amount

of $         million to Kellwood Company, LLC. No interest will accrue under the Kellwood Note Receivable as the Kellwood Note Receivable will be issued immediately prior to the consummation of this offering and repaid on the date of issuance.

Debt Recovery Bonus to Our Chief Executive Officer

Jill Granoff, our CEO, will receive a debt recovery bonus in connection with the repayment of certain Kellwood Company indebtedness, calculated as 4.4% of the related debt recovery, capped at $6.0 million (which includes $440,000 in a prior unpaid debt recovery bonus) upon consummation of this offering. See “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements” for additional information. Kellwood Company, LLC will use proceeds from the repayment of the Kellwood Note Receivable to pay this bonus to Ms. Granoff at the closing of this offering. See “Use of Proceeds” and “Restructuring Transactions.” Kellwood Company has agreed, pursuant to the terms of her amended employment agreement to pay such fee to her prior to paying the 1% restructuring fee to Sun Capital Management or repaying, refinancing or repurchasing the 7.625% Notes. Vince, LLC is not a guarantor or obligor of the 7.625% Notes. See “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements.”

Earnout Agreement

In connection with the acquisition of the Vince business, Kellwood Company entered into an agreement with CRL Group providing for contingent earnout payments as additional consideration for the purchase of substantially all of the assets and properties of CRL Group (the “Earnout Agreement”). Rea Laccone is a member of the CRL Group. The Earnout Agreement provides for the payment of contingent annual earnout payments to CRL Group for five periods between 2007 and 2011, with the contingent amounts earned based on the amount of net sales and gross margin in each such period. The Earnout Agreement also provides for a cumulative contingent payment based on the amount of net sales during the Earnout Agreement period. Kellwood Company made payments under the Earnout Agreement of $0.8 million, $58.5 million and $4.5 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Certain Indebtedness to Sun Capital

Sun Capital Loan Agreement.    Apparel Holding Corp. is party to a Loan Authorization Agreement, originally dated February 13, 2008, by and between Apparel Holding Corp, SCSF Kellwood Finance and Sun Kellwood, as successors to Bank of Montreal for a $72.0 million line of credit (the “Sun Capital Loan Agreement”). On July 19, 2012, Apparel Holding Corp., SCSF Finance and Sun Kellwood Finance entered into an Amendment No. 4 of the Sun Capital Loan Agreement pursuant to which the maturity date of our indebtedness was extended to August 6, 2014. On December 28, 2012, Apparel Holding Corp., SCSF Finance and Sun Kellwood Finance entered into an Agreement Regarding Amendment No. 4 forgiving all our unpaid interest accrued under the Sun Capital Loan Agreement prior to July 19, 2012. During fiscal 2012, fiscal 2011 and fiscal 2010, we made no payments (whether with respect to principal or interest thereon) on our indebtedness under the Sun Capital Loan Agreement. From July 19, 2012, interest accrues at a rate equal to the rate per annum announced by the Bank of Montreal, Chicago, Illinois, from time to time as its prime commercial rate, or equivalent, for U.S. dollar loans to borrowers located in the U.S. plus 2%. Effective June 18, 2013, affiliates of Sun Capital contributed all indebtedness outstanding the Sun Capital Loan Agreement to AHC as a capital contribution in the Sun Capital Contribution. See “Restructuring Transactions” for additional information.

Sun Promissory Notes.    Apparel Holding Corp. is party to a $225,000,000 Senior Subordinated Promissory Note and a $75,000,000 Senior Subordinated Promissory Note, each in favor of Sun Kellwood Finance and originally dated May 2, 2008 (collectively, the “Sun Promissory Notes”). On July 19, 2012, we entered into an Amendment No. 1 with Sun Kellwood Finance regarding each of our Sun Promissory Notes pursuant to which the maturity date of our indebtedness thereunder was extended to October 15, 2016 and our interest rate thereunder was decreased from 15% per annum to 12% per annum. On December 28, 2012, Apparel Holding Corp. and Sun Kellwood Finance entered into an Agreement Regarding Amendment No. 1 with respect to each Sun Promissory Notes forgiving all our unpaid interest which accrued prior to July 19, 2012. During fiscal 2012, fiscal 2011 and fiscal 2010, we paid no interest on our indebtedness under the Sun Promissory Notes and we paid none of the principal. Affiliates of Sun Capital contributed all indebtedness outstanding under the Sun Promissory Notes, respectively, to AHC as a capital contribution effective June 18, 2013. See “Restructuring Transactions” for additional information.

Capital Contribution.    On June 18, 2013, in anticipation of this offering, affiliates of Sun Capital contributed $407.5 million of indebtedness under the Sun Capital Loan Agreement and the Sun Promissory Notes to Apparel Holding Corp. in the Sun Capital Contribution. See “Restructuring Transactions” for additional information.

Sun Term Loan Agreements.    Kellwood Company and certain of its domestic subsidiaries, as borrowers, affiliates of Sun Capital, as lenders, and Sun Kellwood Finance, as collateral agent, are party to the Sun Term Loan Agreements. On September 1, 2012, Vince, LLC was joined to each of the Sun Term Loan Agreements and the related security agreement as a borrower party. As a result, Vince, LLC is jointly and severally liable up to its allocable amount for Kellwood’s outstanding indebtedness under the Sun Term Loan Agreements, and substantially all of Vince, LLC’s assets are collateral for such indebtedness. Vince, LLC will be released as a borrower party or guarantor thereunder in connection with consummation of the IPO Restructuring Transactions upon repayment of the Sun Term Loan Agreements. The Term A Loan, Term B Loan, Term C Loan and Term D Loan under the Sun Term Loan Agreements bear interest at a rate of 10% per annum. The Term E Loan, Term F Loan and Term G Loan under the Sun Term Loan Agreements bear interest at a rate of 12% per annum. During fiscal 2012, fiscal 2011 and fiscal 2010, Kellwood Company paid no interest on, and repaid no principal amounts under, the Sun Term Loan Agreements. During fiscal 2012, fiscal 2011 and fiscal 2010, the largest aggregate principal amount outstanding under each Sun Term Loan Agreement was as follows:

Term A Loan:	$17,251,562
Term B Loan:	$27,507,775
Term C Loan:	$17,945,208
Term D Loan:	$11,595,349
Term E Loan:	$5,600,546
Term F Loan:	$27,343,843

The Term G Loan was entered into on June 28¸ 2013 and there were no amounts outstanding under that loan in each of fiscal 2012, fiscal 2011 and fiscal 2010. The Sun Term Loan Agreements will terminate on the earlier of (i) January 19, 2017 and (ii) the date on which the Cerberus Term Loan has been paid in full and commitments to lenders thereunder have been terminated, except if the maturity of the Cerberus Term Loan is extended, the termination date of the Sun Term Loan Agreements will be extended to the same date.

The indebtedness outstanding under the Sun Term Loan Agreements will be repaid in connection with this offering (after giving effect to the forgiveness of certain indebtedness or a capital contribution to be made by Sun Capital or its affiliates). See “Use of Proceeds” and “Restructuring Transactions.”

For additional information on our indebtedness to affiliates of Sun Capital, see “Additional Information Related to Vince—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vince, LLC” and “Information Related to AHC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of AHC.”

Management Fees

In connection with the acquisition of Kellwood Company by affiliates of Sun Capital in 2008, Sun Capital Management, an affiliate of Sun Capital, entered into a Management Services Agreement with Kellwood Company that expires in May 2018, with automatic one-year extensions thereafter. Under this agreement, Sun Capital Management provides Kellwood Company with consulting and advisory services, including services relating to financing alternatives, financial reporting, accounting and management information systems. In exchange, Kellwood Company reimburses Sun Capital Management for reasonable out-of-pocket expenses incurred in connection with providing consulting and advisory services, additional and customary and reasonable fees for management consulting services provided in connection with corporate events, and also pays an annual management fee equal to $2.2 million payable in equal quarterly installments. A portion of the management fees incurred by Kellwood Company were charged to Vince, LLC in the amounts of $0.8 million, $0.4 million and $0.4 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Upon the consummation of certain corporate events involving Kellwood Company or its direct or indirect subsidiaries (including restructurings and equity offerings), Kellwood Company is required to pay Sun Capital Management a transaction fee in an amount equal to 1% of the aggregate consideration (including assumed debt and long-term liabilities and the value of any refinancing consummated by Kellwood Company, LLC in connection with this offering) paid to or by Kellwood Company and any of its direct or indirect subsidiaries or stockholders. It is currently estimated that this restructuring fee will total $3.5 million. The obligation to pay such amount to Sun Capital Management will be an obligation of Kellwood Company, LLC after consummation of the IPO Restructuring Transactions; provided that such amount shall be repaid at the closing of this offering with proceeds from the repayment of the Kellwood Note Receivable. See “Use of Proceeds” and “Restructuring Transactions.”

As a subsidiary of Kellwood Company, Vince, LLC guarantees, jointly and severally, Kellwood Company’s payment obligations under the Management Services Agreement, which payment Sun Capital Management may seek from Vince, LLC in the first instance without first proceeding against Kellwood Company. In addition, as a subsidiary of Kellwood Company, Vince, LLC has agreed to indemnify Sun Capital Management and certain affiliates, related persons and any successor by operation of law against any liabilities, including legal fees, whether or not related to the performance by such persons of Sun Capital Management’s obligations under the Management Services Agreement. Vince, LLC will be released as a guarantor of the Management Services Agreement following the completion of the IPO Restructuring Transactions and this offering and the payment of this 1% restructuring fee, at which time the Management Services Agreement will be terminated.

Sun Capital Consulting Agreement

In connection with this offering, we intend to enter into an agreement with Sun Capital Management to (i) reimburse Sun Capital Management or any of its affiliates providing consulting services under the agreement for out-of-pocket expenses incurred in providing consulting services to us and (ii) provide Sun Capital Management with customary indemnification for any such services.

The agreement will commence upon completion of this offering and, unless earlier terminated by us or Sun Capital Management as described below, will terminate on the tenth anniversary of the completion of this offering. Under the consulting agreement, we will have no obligation to pay Sun Capital Management or any of its affiliates any consulting fees other than those which are approved by a majority of our directors that are not affiliated with Sun Capital. To the extent such fees are approved, we will be obligated to pay such fees in addition to reimbursing Sun Capital Management or any of its affiliates that provide us services under the consulting agreement for all reasonable out-of-pocket fees and expenses incurred by such party in connection with the provision of consulting services under the consulting agreement and any related matters. Reimbursement of such expenses shall not be conditioned upon the approval of a majority of our directors that are not affiliated with Sun Capital Management, and shall be payable in addition to any fees that such directors may approve.

Neither Sun Capital Management nor any of its affiliates will be liable to us or our affiliates, securityholders or creditors for (1) any liabilities arising out of, related to, caused by, based upon or in connection with the performance of services under the consulting agreement, unless such liability is proven to have resulted directly and primarily from the willful misconduct of such person or (2) pursuing any outside activities or opportunities that may conflict with our best interests, which outside activities we consent to and approve under the consulting agreement, and which opportunities neither Sun Capital Management nor any of its affiliates will have any duty to inform us of. In no event will the aggregate of any liabilities of Sun Capital Management or any of its affiliates exceed the aggregate of any fees paid under the consulting agreement.

In addition, we are required to indemnify Sun Capital Management, its affiliates and any successor by operation of law against any and all liabilities, whether or not arising out of or related to such party’s performance of services under the consulting agreement, except to the extent proven to result directly and primarily from such person’s willful misconduct. We are also required to defend such parties in any lawsuits which may be brought against such parties and advance expenses in connection therewith. In the case of affiliates of Sun Capital Management that have rights to indemnification and advancement from affiliates of Sun Capital, we agree to be the indemnitor of first resort, to be liable for the full amounts of payments of indemnification required by any organizational document of such entity or any agreement to which such entity is a party, and that we will not make any claims against any affiliates of Sun Capital Partners for contribution, subrogation, exoneration or reimbursement for which they are liable under any organizational documents or agreement.

Sun Capital Management may, in its sole discretion, elect to terminate the consulting agreement at any time. We may elect to terminate the consulting agreement if SCSF Cardinal, LLC, Sun Cardinal, LLC or any of their respective affiliates’ aggregate ownership of our equity securities falls below 10%.

Indemnification Agreements

Prior to the consummation of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation will provide that for so long as affiliates of Sun Capital own 30% or more of our outstanding shares of common stock, Sun Cardinal, a Sun Capital affiliate, will have the right to designate a majority of our board of directors. For so long as Sun Cardinal has the right to designate a majority of our board of directors, the directors designated by Sun

Cardinal are expected to constitute a majority of each committee of our board of directors (other than the Audit Committee), and the chairman of each of the committees (other than the Audit Committee) is expected to be a director serving on the committee who is selected by affiliates of Sun Capital, provided that, at such time as we are not a “controlled company” under the NYSE corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our board of directors will be “independent directors,” as defined under the rules of the NYSE, subject to any applicable phase in requirements.

Stockholders’ Agreement

In connection with the February 2008 acquisition of Kellwood Company by affiliates of Sun Capital, Apparel Holding Corp. entered into a stockholders’ agreement with affiliates of Sun Capital and certain minority stockholders of Apparel Holding Corp. on February 20, 2008. Under the terms of this agreement, these minority stockholders have agreed and any future minority stockholders must agree to vote all of their Apparel Holding Corp. capital stock (including warrants and options to purchase such capital stock and securities convertible or exchangeable for capital stock), to the extent such capital stock has voting rights, in the manner specified by Sun Cardinal in connection with certain fundamental transactions, including this offering and in the IPO Restructuring Transactions, in the election of our directors and any other matter on which stockholders of Delaware corporations generally have a right to vote, and to grant an irrevocable proxy to Sun Cardinal with respect to such securities. This agreement also subjects such minority stockholders to certain transfer restrictions and drag-along rights with respect to their Apparel Holding Corp. capital stock, and grants to them certain tag-along and preemptive rights with respect to issuances of Apparel Holding Corp. capital stock by Apparel Holding Corp. to Sun Capital and its affiliates.

Sun Cardinal has the right, in its sole discretion, to terminate all or any portion of the stockholders’ agreement immediately prior to the effectiveness of the registration statement relating to this offering. Sun Cardinal has advised us that it intends to terminate such agreement in its entirety prior to the consummation of this offering. If such termination right is not exercised, the stockholders’ agreement will otherwise terminate automatically on the later of (a) the date on which Sun Cardinal, SCSF Cardinal and their respective affiliates no longer own or control at least 25% of our common stock on a fully-diluted basis and (b) the date on which Sun Cardinal, SCSF Cardinal and their respective affiliates no longer control our board of directors.

Securityholders’ Agreement

Apparel Holding Corp. and Kellwood Company entered into a securityholders’ agreement with certain minority stockholders of Kellwood Company on June 30, 2010. Under the terms of this agreement, each minority stockholder has agreed to vote all their debt and equity securities of Kellwood Company and, where applicable, of Apparel Holding Corp. in the manner specified by Apparel Holding Corp. in connection with certain transactions (including this offering), in the election of Kellwood Company directors and on any other matter on which the stockholders of Delaware corporations generally have a right to vote or which is submitted to a vote of the Kellwood Company stockholders, and to grant an irrevocable proxy to us with respect to such securities. This agreement also subjects such minority stockholders to certain transfer restrictions and drag-along rights with respect to Kellwood Company capital stock. It grants to them certain tag-along rights with respect to any debt or equity Kellwood Company securities held by Apparel Holding Corp.

Under the securityholders’ agreement, Kellwood Company has the option, but not the obligation, to repurchase the debt and equity securities of Kellwood Company and, where applicable, of Apparel Holding Corp., held by minority stockholders immediately prior to the effective time of this offering. The securityholders’ agreement will automatically terminate on the later of (a) the date on which we no longer own or control at least 25% of Kellwood Company’s common stock on a fully-diluted basis and (b) the date on which we no longer control Kellwood Company’s board. As Apparel Holding Corp. will no longer own or control Kellwood Company, LLC after consummation of this offering, the securityholders’ agreement will automatically terminate upon the consummation of the IPO Restructuring Transactions, which will occur immediately prior to this offering.

Registration Agreement

Apparel Holding Corp. entered into a registration agreement with Sun Cardinal and SCSF Cardinal and certain other investors in connection with the February 2008 acquisition of Kellwood Company by affiliates of Sun Capital. Pursuant to the terms of this agreement, holders of at least a majority of “Sun Registrable Securities” (which include (i) shares of Apparel Holding Corp. common stock originally issued to Sun Capital and its affiliates; (ii) all shares of common stock or other securities of Apparel Holding Corp. issuable upon the conversion, exercise or exchange of Apparel Holding Corp. common stock in connection with certain reorganization transactions; and (iii) any other shares of common stock or other securities of Apparel Holding Corp. held by persons holding the securities described in clauses (i) and (ii)) are entitled to request that Apparel Holding Corp. register its shares on a registration statement on one or more occasions in the future. Sun Capital and its affiliates and the other investors party to the registration agreement are also eligible to participate in certain registered offerings by Apparel Holding Corp., subject to the restrictions in the registration rights agreement. The Pre-IPO Stockholders have been deemed to waive, or have affirmatively waived, their piggy back registration rights to participate in this offering in accordance with the terms of the registration agreement. We are obligated, within 30 days of receiving a request for registration, to file with the SEC a registration statement with respect to such registrable securities. In addition, we are obligated to use our best efforts to make short-form registrations on Form S-3 available for the sale of registrable securities after the consummation of this offering. Apparel Holding Corp. will pay the expenses of the investors party to the registration agreement in connection with their exercise of the rights described in this paragraph, other than underwriting commissions or selling commissions attributable to the registrable securities sold by the holders thereof, as well reimburse the holders of registrable securities included in any registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the registrable securities included in such registration. Our obligation to bear all registration expenses is absolute and does not depend on whether any contemplated offering is completed or whether any registration statement is declared effective.

Employment Agreements

See “Additional Information Related to Vince—Vince Executive Compensation—Employment Agreements” for a description of our employment agreements with certain of our executive officers.

Statement of Policy Regarding Transactions with Related Persons

In connection with this offering, we will adopt a written statement of policy with respect to related party transactions, which is administered by our Nominating and Corporate Governance Committee. Under our related party transaction policy, a “Related Party Transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person not including any transactions involving less than $120,000 when aggregated with all similar transactions, or transactions that have received pre-approval of our Nominating and Corporate Governance Committee. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest in such entity.

Pursuant to our related party transaction policy, a Related Party Transaction may only be consummated or may only continue if:

•	our Nominating and Corporate Governance Committee approves or ratifies such transaction in accordance with the terms of the policy; or

•

the chair of our Nominating and Corporate Governance Committee pre-approves or ratifies such transaction and the amount involved in the transaction is less than $120,000, provided that for the Related Party Transaction to continue it must be approved by our Audit Committee at its next regularly scheduled meeting.

If advance approval of a Related Party Transaction is not feasible, then that Related Party Transaction will be considered and, if our Nominating and Corporate Governance Committee determines it to be appropriate, ratified, at its next regularly scheduled meeting. If we decide to proceed with a Related Party Transaction without advance approval, then the terms of such Related Party Transaction must permit termination by us without further material obligation in the event our ratification is not forthcoming at our next regularly scheduled meeting.

Transactions with Related Persons, though not classified as Related Party Transactions by our related party transaction policy and thus not subject to its review and approval requirements, may still need to be disclosed if required by the applicable securities laws, rules and regulations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF AHC

The following table contains information about the beneficial ownership of our common stock as of                 , 2013 and as adjusted to give effect to this offering by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock;

•	each of our named executive officers;

•	each of our directors as of the consummation of this offering; and

•	all directors and executive officers as a group.

For further information regarding material transactions between us and certain of our stockholders, see “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC.”

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of                 , 2013 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

Our calculation of the percentage of beneficial ownership prior to the offering is based on              shares of our common stock outstanding on                 , 2013. Our calculation of the percentage of beneficial ownership after the offering is based on              shares of our common stock outstanding immediately after consummation of the offering. We have granted the underwriters an option to purchase              additional shares of our common stock and the table below assumes no exercise of such option.

Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Vince Holding Corp., 1441 Broadway, 6th Floor, New York, New York 10018.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering	Percentage of Shares Beneficially Owned After the Offering
5% Stockholder:
Sun Capital(1)			%			%
Named Executive Officers & Directors:
Jill Granoff	—	—		—	—
Lisa Klinger	—	—		—	—
Arthur Gordon(2)	—	—		—	—
Michael Saunders(2)
Rea Laccone	—	—		—	—
Christopher T. Metz(3)	—	—		—	—
Mark E. Brody(3)	—	—		—	—
Jason H. Neimark(3)	—	—		—	—
All Executive Officers and Directors as a Group (18 Persons):

*	Less than 1%
(1)	Includes shares owned by Sun Cardinal, shares owned by H.I.G. Sun Partners, Inc. (“H.I.G.”) and shares owned by SCSF Cardinal, LLC (“SCSF Cardinal”). Sun Cardinal is a wholly owned subsidiary of Sun Capital Partners V, L.P. SCSF Cardinal is jointly owned by Sun Capital Securities Offshore Fund, Ltd. (“SCSF Offshore”) and Sun Capital Securities Fund, L.P. (“SCSF LP”). Indirectly through their respective revocable trusts, Messrs. Marc J. Leder and Rodger Krouse each control 50% of the shares in Sun Capital V., Ltd. (“Sun Partners V Ltd”), which in turn is the general partner of Sun Capital Advisors V, L.P. (“Sun Advisors V”), which in turn is the general partner of Sun Capital Partners V, L.P. (“Sun Partners V LP”). Pursuant to that certain stockholders agreement (as described under “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC”), H.I.G. has agreed to vote its shares in connection with the election of directors and certain other matters in the manner specified by Sun Cardinal. Apparel Holding Corp. intends to terminate the stockholders agreement in connection with the consummation of this offering. As a result, Messrs. Leder and Krouse (and/or their respective revocable trusts), Sun Partners V Ltd, Sun Advisors V and Sun Partners V LP may be deemed to have indirect beneficial ownership of the securities owned directly by Sun Cardinal or H.I.G. (prior to the consummation of this offering). Messrs. Leder and Krouse also control, indirectly through their respective irrevocable trusts, 50% of the membership interests in Sun Capital Securities, LLC (“SCSF LLC”), which in turn is the general partner of Sun Capital Securities Advisors, LP (“SCSF Advisors”), which in turn is the general partner of SCSF LP. As a result, Messrs. Leder and Krouse (and their respective revocable trusts), SCSF LLC, SCSF Advisors, SCSF LP and SCSF Offshore may be deemed to have indirect beneficial ownership of the securities directly owned by SCSF Cardinal. Each of Messrs. Leder and Krouse (and their respective revocable trusts), Sun Partners V Ltd, Sun Advisors V, Sun Partners V LP, SCSF LLC, SCSF Advisors, SCSF LP and SCSF Offshore expressly disclaims beneficial ownership of any securities in which they do not have a pecuniary interest.

The business address for Messrs. Leder and Krouse, Sun Partners V Ltd, Sun Advisors V, Sun Partners V LP, SCSF LLC, SCSF Advisors, SCSF LP and SCSF Offshore is c/o Sun Capital Partners, Inc., 5200 Town Center Circle, Suite 600, Boca Raton, FL 33486.

(2)	The address for each of Mr. Gordon and Mr. Saunders is: c/o Kellwood Company, 600 Kellwood Pkwy, Chesterfield, MO 63107.
(3)	The address for each of Messrs. Metz, Neimark and Brody is c/o Sun Capital Partners, Inc., 5200 Town Center Circle, Suite 600, Boca Raton, FL 33486.

DESCRIPTION OF CAPITAL STOCK OF AHC

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon consummation of this offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our currently authorized capital stock consists of 1,200,000 shares of voting common stock, par value $0.001 per share, 1,700,000 shares of non-voting common stock and 100,000 shares of preferred stock, par value $0.001 per share. In connection with this offering, we will be amending and restating our certificate of incorporation and pursuant to which we will be converting all of our issued and outstanding non-voting common stock into common stock on a one-for-one basis and consummating a subsequent stock split of our common stock on a              for              basis, thereby increasing our authorized capital stock to consist of              shares of common stock, par value $0.01 per share and              shares of preferred stock, par value 0.01 per share. On June 30, 2013, there were 919,118 shares of our voting and non-voting common stock outstanding in the aggregate, held of record by three stockholders and no shares of preferred stock outstanding. Following consummation of this offering, there will be             shares of our common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares).

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock will vote as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election of directors, or as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Additional Information Related to AHC—Description of Certain Indebtedness of AHC.” See also “Dividend Policy of AHC.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “VNCE”.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Board Composition

Following the consummation of this offering, we will be deemed to be a “controlled company” under the rules of the NYSE because more than 50% of our outstanding voting power will be held by affiliates of Sun Capital. See “Other Information Related to this Offering—Security Ownership of Certain Beneficial Owners of AHC” and “Additional Information Related to Vince—Vince Management —Corporate Governance—Controlled Company.” We intend to rely upon the “controlled company” exception to the NYSE board of directors and committee independence requirements. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our Compensation Committee and Nominating and Corporate Governance Committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the stock exchange rules, which require that our Audit Committee consist exclusively of independent directors within one year of our initial public offering, after the expiration of the initial public offering phase in rule.

Our amended and restated certificate of incorporation will provide that for so long as affiliates of Sun Capital own 30% or more of our outstanding shares of common stock, Sun Cardinal will have the right to designate a majority of our board of directors. For so long as Sun Cardinal has the right to designate a majority of our board of directors, the directors designated by affiliates of Sun Cardinal are expected to constitute a majority of each committee of our board of directors (other than the Audit Committee) and the chairman of each of the committees (other than the Audit Committee) is expected to be a director serving on such committee who is selected by Sun Cardinal. At such time as we are not a “controlled company” under the NYSE corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our board of directors will be “independent directors,” as defined under the rules of NYSE.

Corporate Opportunity

Messrs. Christopher T. Metz, Mark E. Brody and Jason H. Neimark, who are officers or employees of Sun Capital, currently serve on our board of directors and will continue to serve as directors following consummation of this offering. In addition, Sun Cardinal, an affiliate of Sun Capital, will have the right to designate an additional              directors upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares and that the board size remains the same. Affiliates of Sun Capital are our ultimate principal equityholders and our majority stockholders (after giving effect to the IPO Restructuring Transactions and the consummation of this offering). Sun Capital and affiliates controlled by them may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Sun Capital and its affiliates, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approved the transactions, (2) the material facts relating to the director’s or officer’s relationship or interest are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (3) the transaction is otherwise fair to us.

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply against Sun Capital and its affiliates, or any of our directors who are associates of, or affiliated with, Sun Capital, in a manner that would prohibit them from investing in competing businesses or doing business with our clients or guests. Our amended and restated certificate of incorporation will also provide that any principal, officer, member, manager and/or employee of Sun Capital and its affiliates or any entity that controls, is controlled by or under common control with Sun Capital or any investment funds advised by Sun Capital will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment. See “Risk Factors—Risks Related to this Offering and Our Common Stock—We are a ‘controlled company,’ controlled by investment funds advised by affiliates of Sun Capital, whose interests in our business may be different from yours.”

Antitakeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified board of directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, (i) prior to the first date on which Sun Capital and its affiliates cease to beneficially own at least 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, our directors may be removed with or without cause upon the affirmative vote of Sun Capital and its affiliates which beneficially own our outstanding voting stock and (ii) on and after such date, directors may only be removed for cause and only upon the affirmative vote of the majority of our outstanding voting stock, at a meeting of our stockholders called for that purpose. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies or, prior to the date that Sun Capital and its affiliates cease to beneficially own a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors (the “Trigger Date”) at the request of the holders of a majority of the voting power of our then outstanding shares of voting capital stock.

Requirements for Nominations and Proposals at Stockholder Meetings

Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our amended and restated bylaws will also provide that nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors shall be elected at such meeting, by any stockholder who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (ii) is entitled to vote at the meeting and upon such election and

(iii) complies with the notice procedures set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management, of our company. These provisions will not apply to nominations by Sun Cardinal.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that, prior to the Trigger Date, any action required or permitted to be taken by our stockholders may be effected by written consent. From and after the Trigger Date, any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of our stockholders.

Business Combinations with Interested Stockholders

We will elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that both Sun Capital and its affiliates and any persons to whom such persons sell their common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203.

Requirements for Amendments to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Prior to the Trigger Date, our amended and restated certificate of incorporation will provide that our bylaws may be adopted, amended, altered or repealed by the vote of a majority of the voting power of our then outstanding voting stock, voting together as a single class. After the Trigger Date, our bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors that the company would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least 66 2/3% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Following the Trigger Date, our amended and restated certificate of incorporation will provide that the provisions of our certificate of incorporation relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our bylaws or certificate of incorporation and the Court of Chancery as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Prior to the Trigger Date, our amended and restated certificate of incorporation will provide that such provisions may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Our amended and restated certificate of incorporation will also provide that the provision of our certificate of incorporation that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. See “—Corporate Opportunity.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be            .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may put downward pressure on the market price of our common stock and our ability to raise capital through a future sale of our securities.

Upon the consummation of this offering,              shares of common stock will be outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of February 2, 2013. The              shares sold in this offering and shares sold by certain stockholders pursuant to Rules 144 and 701 under the Securities Act will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers. The remaining              shares of common stock held by existing stockholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 701 under the Securities Act, or meet the safe harbor requirements of Rule 144 under the Securities Act, which are summarized below. The remaining shares of common stock held by our existing stockholders upon the consummation of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below and under “Other Information Related to this Offering—Underwriting,” taking into account the provisions of Rules 144 and 701 of the Securities Act.

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described below and in “Other Information Related to this Offering—Underwriting” and within any three month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately              shares immediately after this offering, or the average weekly trading volume of our common stock on NYSE during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144(b)(1), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), is entitled to sell its shares without complying with the volume limitation or the manner of sale or notice provisions of Rule 144 beginning 90 days after the date of this prospectus, provided current public information about us is available. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year (including the holding period of any prior owner other than an affiliate), is entitled to freely sell such shares under Rule 144 without restrictions.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. Subject to the 180 day lock-up period described below and in “Other Information Related to this Offering—Underwriting,” approximately              shares of our common stock will be eligible for sale in accordance with Rule 701.

Sales under Rules 144 and 701

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Stock Plan

We intend to file registration statements on Form S-8 under the Securities Act to register all shares of our common stock reserved for issuance under the 2013 Incentive Plan we intend to adopt in connection with this offering. We expect to file this registration statement as soon as practicable after this offering and adoption of the 2013 Incentive Plan. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market following its effective date, subject to compliance with the resale provisions of Rule 144 applicable to affiliates. Our 2013 Incentive Plan is described in more detail under “Additional Information Related to Vince—Vince Executive Compensation—Employee Stock Plans—Vince 2013 Incentive Plan.”

Lock-Up Agreements

We and certain holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers and directors, have entered into lock-up agreements with the underwriters providing that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Goldman, Sachs & Co. and Robert W. Baird & Co. Incorporated for a period of 180 days from the date of this prospectus. The lock-up agreements are subject to customary exceptions, including transfers of shares (i) as a bona fide gift of shares, provided that the done agrees to be bound in writing by the restrictions described above; (ii) to any trust for the benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee agrees to be bound in writing by the restrictions described above, and provided further that any such transfer shall not involve a disposition for value; (iii) to the underwriters pursuant to the underwriting agreement; (iv) to the Company to satisfy tax withholding obligations in connection with the exercise of stock options or the vesting of restricted stock outstanding as of the date of the lock-up agreement; (v) in transactions relating to shares of stock acquired in open market transactions after the consummation of this offering; and (vi) by will or intestate succession, provided the beneficiary or beneficiaries thereof agree to be bound in writing by the restrictions described above, and provided further that any such transfer shall not involve a disposition for value; provided further that, in the cases of (iv), (v) and (vi), no filing under the Exchange Act shall be required or voluntarily made. The 180-day lock-up period may be extended under certain circumstances where we release, or pre-announce a release of, our earnings shortly before or after the termination of the 180-day period, or we announce material news or a material event shortly before the termination of the 180-day period, unless Goldman, Sachs & Co. and Robert W. Baird & Co. Incorporated waive, in writing, such extension. For a description of the lock-up agreements that we, all of our directors and executive officers and certain holders of our outstanding shares of common stock have entered into in connection with this offering, see “Other Information Related to this Offering—Underwriting.”

Registration Rights

Our Registration Agreement also provides that shares of our common stock held by Sun Cardinal, SCSF Cardinal or any of their affiliates may be registered on demand and also on registration statements relating to our securities, subject to various conditions and limitations. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. For more information, see “Other Information Related to this Offering—Certain Relationships and Related Party Transactions of AHC—Registration Agreement.”

MATERIAL U.S. TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto. The information provided below is based upon provisions of the Code, U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements and judicial decisions, all as in effect as of the date hereof. These authorities are subject to different interpretations and may change at any time, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We have not sought and do not expect to seek any rulings from the IRS regarding the matters discussed herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below, in which case, the tax considerations of owning or disposing of our common stock could differ from those described below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary. For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock, for U.S. federal income tax purposes, that is an individual, corporation, estate or trust, but is not any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S., any state therein or the District of Columbia;

•

a trust if it (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Such an individual is urged to consult his or her own tax advisor regarding his or her status as a resident alien for U.S. federal income tax purposes under these rules and the U.S. federal income tax consequences of the ownership or disposition of our common stock. If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or owner of a pass-through entity holding shares of our common stock should consult its own tax advisor. A partnership that is not formed under the laws of the U.S. or a state or the District of Columbia is a non-U.S. holder for purposes of the Additional Withholding Rules described below.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, if the investor is a former citizen or long-term resident of the U.S., a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, traders that elect to mark–to–market their securities, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or a partner in a partnership or a beneficial owner of a pass-through entity that holds our common stock), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Finally, the summary does not describe the effects of the alternative minimum tax, any applicable non-U.S., state or local laws, considerations under the unearned income Medicare contribution tax, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF NON-U.S., STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock on a share by share basis. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any distribution to the extent treated for U.S. federal income tax purposes as a dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Dividends that are effectively connected with the conduct of a trade or business within the U.S. by a non-U.S. holder (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8 ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its earnings and profits that are effectively connected with its conduct of a U.S. trade or business, unless an applicable income tax treaty provides otherwise.

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

If you are a non-U.S. holder (including for this purpose, a partnership) and not an individual, you may be subject to a 30% withholding even if you are eligible to claim the benefits of a tax treaty if you do not comply with certain information reporting rules, described below under “—Additional Withholding Rules.”

Sale of Common Stock

Subject to the discussions below of the backup withholding tax and FATCA withholding, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases, a fixed base) maintained by the non-U.S. holder in the U.S. (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met; or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”), treat the gain as effectively connected with a U.S. trade or business.

In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a corporate non-U.S. holder may also be subject to the “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its earnings and profits that are effectively connected with its conduct of a U.S. trade or business, unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S. source capital losses.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is “regularly traded on an established securities market” (as defined in the Code and applicable U.S. Treasury regulations), such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition. If we are or become a USRPHC and you actually or constructively owned more than 5% of our common stock at any time during the specified testing period, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a U.S. person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the U.S. or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a U.S. person (as defined under the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Rules

In addition to withholding described above, under legislation enacted in 2010 and related administrative guidance, known as the “FATCA” legislation, a non-U.S. holder that is an entity (including, for this purpose, a partnership) may be subject to a U.S. withholding tax at a rate of 30% on payments of dividends, if any, that we declare, and on the gross proceeds on the disposition of our common stock, unless the foreign entity has complied with various U.S. information reporting, due diligence and certification requirements that are generally designed to identify U.S. owners or account holders in the foreign entity. Recently finalized Treasury Regulations delay the implementation of withholding under FATCA with respect to dividends until after June 30, 2014, and with respect to payments of gross proceeds until after December 31, 2016.

The withholding under FATCA may be avoided if (i) the foreign entity is a “foreign financial institution” (as defined in this legislation) and such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) the foreign entity is not a “foreign financial institution” and makes a certification identifying its substantial U.S. owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial U.S. owners. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules, or may additionally be required to meet certain other specified requirements. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

U.S. Federal Estate Tax

Shares of our common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Goldman, Sachs & Co. and Robert W. Baird & Co. Incorporated are acting as lead joint book-running managers of the offering, and Goldman, Sachs & Co. and Robert W. Baird & Co. Incorporated are the representatives of the underwriters. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., J.P. Morgan Securities LLC and UBS Securities LLC are joint book-running managers in the offering. We and the underwriters have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Robert W. Baird & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC
UBS Securities LLC
KeyBanc Capital Markets Inc. Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events.

The underwriters have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We have agreed to reimburse the underwriters for certain expenses relating to clearing this offering with the Financial Industry Regulatory Authority in an amount up to $            .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and holders of substantially all of our common stock on the date of this prospectus, including each of our executive officers and directors, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Other Information Related to this Offering—Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We offer no assurances that the initial public offering price will correspond to the price at which the shares will trade in the public market subsequent to this offering or that an active trading market for the shares will develop and continue after the offering.

We intend to list the common stock on the NYSE under the symbol “VNCE”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial owners.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the consummation of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         million.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures

Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”), and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus (the “Shares”), does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the

SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

VALIDITY OF COMMON STOCK

The validity of the common stock being offered hereby will be passed upon for the company by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Sun Capital. Kirkland & Ellis LLP represents entities affiliated with Sun Capital and its affiliates in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The financial statements of Apparel Holding Corp. and Vince, LLC as of February 2, 2013 and January 28, 2012 and for each of the three years in the period ended February 2, 2013 included in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common stock to be sold in this offering, we refer you to the registration statement, including its exhibits and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You also may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Vince Holding Corp., that file electronically with the SEC.

Upon consummation of this offering, we will become subject to the reporting and information requirements of the Exchange Act, and as a result will file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.vince.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Apparel Holding Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of Apparel Holding Corp. and its subsidiaries at February 2, 2013 and January 28, 2012, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

July 11, 2013, except for the effects of the discontinued operations discussed in Note 4 to the consolidated financial statements, as to which the date is September 24, 2013

APPAREL HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data and share amounts)

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Net sales	$586,574	$662,846	$707,995	$319,445	$363,967
Cost of products sold	430,801	490,110	507,905	235,293	256,031

Gross profit	155,773	172,736	200,090	84,152	107,936

Operating expenses:
Selling, general and administrative expenses	140,567	155,220	177,755	83,526	93,503
Amortization of intangible assets	954	1,941	1,899	950	950
Restructuring, environmental remediation and other charges	9,729	2,651	5,091	2,264	827
Impairment of long-lived assets (excluding goodwill)	438	2,504	2,349	717	—
Impairment of goodwill	—	10,821	—	—	—
Change in fair value of contingent consideration	—	(1,578)	(7,162)	(4,507)	(54)

Total operating expenses	151,688	171,559	179,932	82,950	95,226

Income from operations	4,085	1,177	20,158	1,202	12,710
Interest expense, net	103,074	127,148	122,383	74,151	43,671
Gain on acquisition, net of tax	(939)	—	—	—	—
Gain on debt extinguishment	(15,912)	—	—	—	—
Other expense, net	2,442	1,914	2,723	1,215	1,233

Loss before provision for income taxes	(84,580)	(127,885)	(104,948)	(74,164)	(32,194)
Provision for income taxes	3,507	3,401	708	2,245	2,679

Net loss from continuing operations	(88,087)	(131,286)	(105,656)	(76,409)	(34,873)
Net (loss) income from discontinued operations, net of tax	(16,391)	(16,580)	(2,053)	(4,798)	9,230

Net loss	$(104,478)	$(147,866)	$(107,709)	$(81,207)	$(25,643)

Basic and diluted earnings per share
Net loss from continuing operations	$(0.10)	$(0.14)	$(0.12)	$(0.08)	$(0.04)
Net (loss) income from discontinued operations	(0.01)	(0.02)	—	(0.01)	0.01

Net loss	$(0.11)	$(0.16)	$(0.12)	$(0.09)	$(0.03)

Weighted average number of common shares outstanding, basic and diluted	919,118	919,118	919,118	919,118	919,118

See accompanying notes to Consolidated Financial Statements.

APPAREL HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Net loss	$(104,478)	$(147,866)	$(107,709)	$(81,207)	$(25,643)
Foreign currency translation adjustment	100	(1)	(3)	4	(42)

Comprehensive loss	$(104,378)	$(147,867)	$(107,712)	$(81,203)	$(25,685)

See accompanying notes to Consolidated Financial Statements.

APPAREL HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Assets

Current assets:
Cash and cash equivalents	$1,839	$1,881	$2,178
Trade receivables, net	99,155	108,343	115,248
Other receivables	973	961	470
Inventories, net	73,441	74,056	93,858
Prepaid expenses and other current assets	8,060	9,861	17,001
Current assets of discontinued operations	27,786	4,690	136

Total current assets	211,254	199,792	228,891
Property, plant and equipment:
Land	62	62	62
Building and improvements	18,084	19,132	20,341
Machinery and equipment	8,062	9,778	10,013
Capitalized software	24,010	24,775	24,457
Construction in process	1,740	758	3,579

Total property, plant and equipment	51,958	54,505	58,452
Less accumulated depreciation and amortization	(33,332)	(36,668)	(38,191)

Property, plant and equipment, net	18,626	17,837	20,261
Intangible assets, net	149,386	146,287	145,331
Goodwill	65,876	65,876	65,876
Other assets	11,159	8,636	7,405
Long-term assets of discontinued operations	12,144	3,696	27

Total assets	$468,445	$442,124	$467,791

Liabilities and Stockholders’ Deficit

Current liabilities:
Short-term borrowings	$88,222	$79,783	$115,601
Accounts payable	74,542	71,257	73,510
Accrued salaries and employee benefits	8,855	20,290	13,886
Other accrued expenses	14,580	14,979	16,535
Current liabilities of discontinued operations	27,204	3,737	1,698

Total current liabilities	213,403	190,046	221,230
Long-term debt	934,354	761,752	386,842
Deferred income taxes and other	60,593	49,175	36,409
Long-term liabilities of discontinued operations	3,116	2,416	2,412

Commitments and contingencies (Note 15)

Stockholders’ deficit:
Voting Common Stock at $0.001 par value (1,200,000 shares authorized, 918,924.91 issued and outstanding)	1	1	1
Non-voting Common Stock at $0.001 par value (1,700,000 shares authorized, 193.09 issued and outstanding)	—	—	—
Additional paid in capital	97,212	386,680	794,528
Accumulated deficit	(840,171)	(947,880)	(973,523)
Accumulated other comprehensive loss	(63)	(66)	(108)

Total stockholders’ deficit	(743,021)	(561,265)	(179,102)

Total liabilities and stockholders’ deficit	$468,445	$442,124	$467,791

See accompanying notes to Consolidated Financial Statements.

APPAREL HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Operating activities
Net loss	$(104,478)	$(147,866)	$(107,709)	$(81,207)	$(25,643)
Add (deduct) items not affecting operating cash flows:
Depreciation	9,256	9,024	6,198	3,355	2,765
Amortization of intangible assets	1,037	2,049	2,192	1,211	950
Amortization of bond discounts and debt issuance costs	6,753	6,395	7,199	3,635	3,470
Deferred income taxes	4,091	2,734	1,410	1,653	(9,699)
Share-based compensation expense	248	65	367	13	321
Capitalized PIK Interest	75,108	92,100	86,460	55,174	23,341
Other charges (gains):
Restructuring, environmental remediation and other charges	13,304	3,140	5,500	2,485	1,335
Impairment of long-lived assets	24,567	19,463	6,729	717	434
Deferred debt issuance cost write-off	738	1,747	397	—	—
(Gain) loss on disposition of property, plant and equipment	(19)	463	483	164	262
Gain on dispositions of trademarks, net	—	—	(4,226)	(4,228)	(1,298)
(Gain) loss on dispositions of businesses, net	—	—	(7,262)	1,866	—
Gain on dispositions of other assets	—	—	—	—	(292)
Change in fair value of contingent consideration	—	(1,578)	(7,162)	(4,507)	(54)
Gain on acquisition, net of tax	(939)	—	—	—	—
Gain on debt extinguishment	(15,912)	—	—	—	—
Changes in assets and liabilities, net of acquisitions:
Receivables, net	(5,823)	(20,851)	(3,612)	(7,537)	(4,184)
Inventories, net	(28,540)	(5,863)	2,053	(8,284)	(18,776)
Prepaid expenses and other current assets	(2,752)	(228)	(1,007)	(2,330)	(7,265)
Accounts payable and accrued expenses	(6,027)	12,599	7,791	1,631	(4,215)
Other assets and liabilities	3,243	1,302	(5,711)	2,563	205
Payment of liabilities associated with restructuring and environmental remediation activities	(18,595)	(12,949)	(16,124)	(7,417)	(2,659)

Net cash (used in)/provided by operating activities	(44,740)	(38,254)	(26,034)	(41,043)	(41,002)

Investing activities
Payments for capital expenditures	(5,327)	(10,275)	(10,138)	(6,084)	(5,489)
Payments for intangible assets	—	(132)	—	—	(60)
Payments for acquisitions, net of cash acquired	(28,719)	(59,154)	(806)	(806)	—
Proceeds from dispositions of property, plant and equipment, net	25	9	1,978	—	—
Proceeds from dispositions of trademarks, net	—	—	4,617	4,619	4,800
Proceeds from dispositions of businesses, net	—	—	22,310	1,749	150
Proceeds from dispositions of other assets	—	—	—	—	608
Deposits to restricted accounts	—	—	(2,466)	(1,966)	—
Deposits released from restricted accounts	—	—	1,966	—	500

Net cash (used in)/provided by investing activities	(34,021)	(69,552)	17,461	(2,488)	509

Financing activities
Borrowings of short-term debt obligations	—	14,900	—	—	—
Payments for short-term debt obligations	—	(14,900)	—	—	—
Borrowings of long-term loan obligations	22,393	79,900	30,000	30,000	5,000
Payments for debt extinguishment	(9,060)	—	(15,000)	—	—
Borrowings of revolving credit facilities	185,172	399,621	620,367	221,940	392,635
Payments for revolving credit facilities	(127,576)	(368,995)	(623,806)	(205,404)	(356,817)
Fees paid for amendments to credit facility	(3,644)	—	—	—	—
Fees paid for short-term debt obligations	—	(101)	—	—	—
Fees paid for revolving credit facilities	—	(2,147)	(114)	(114)	—
Fees paid for long-term loan obligations	—	(2,675)	(643)	(643)	(28)
Payments to settle contingent consideration recognized at acquisition	—	—	(1,928)	(1,928)	—
Change in bank overdraft	34	(1,144)	(261)	(261)	—
Other	(14)	(8)	—	—	—

Net cash (used in)/provided by financing activities	67,305	104,451	8,615	43,590	40,790

(Decrease) increase in cash and cash equivalents	(11,456)	(3,355)	42	59	297
Cash and cash equivalents, beginning of period	16,650	5,194	1,839	1,839	1,881

Cash and cash equivalents, end of period	$5,194	$1,839	$1,881	$1,898	$2,178

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$20,910	$23,665	$30,454	$14,828	$14,295
Cash payments for income taxes, net of refunds	336	1,065	910	182	436
Supplemental Disclosures of Non-Cash Investing and Financing Activities
Capital expenditures in accounts payable	—	451	424	545	807
Accrued purchase consideration for acquisitions	8,137	806	—	—	—
Accrued adjustment to sale proceeds from disposed business	—	—	221	—	—
Equity interest retained in disposed business	—	—	—	424	—
Forgiveness of capitalized and accrued interest on related-party debt	—	—	(289,101)	—	(407,527)
Capital contribution from stockholder	—	—	289,101	—	407,527

See accompanying notes to Consolidated Financial Statements.

APPAREL HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Common Stock
	Number of Shares Outstanding	Par Value	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
Balance as of January 30, 2010	919,118	$1	$96,899	$(587,827)	$(162)	$(491,089)
Comprehensive loss:
Net loss	—	—	—	(104,478)	—	(104,478)
Foreign currency translation adjustment	—	—	—	—	100	100
Share-based compensation expense	—	—	248	—	—	248

Balance as of January 29, 2011	919,118	1	97,147	(692,305)	(62)	(595,219)
Comprehensive loss:
Net loss	—	—	—	(147,866)	—	(147,866)
Foreign currency translation adjustment	—	—	—	—	(1)	(1)
Share-based compensation expense	—	—	65	—	—	65

Balance as of January 28, 2012	919,118	1	97,212	(840,171)	(63)	(743,021)
Comprehensive loss:
Net loss	—	—	—	(107,709)	—	(107,709)
Foreign currency translation adjustment	—	—	—	—	(3)	(3)
Share-based compensation expense	—	—	367	—	—	367
Capital contribution from stockholder	—	—	289,101	—	—	289,101

Balance as of February 2, 2013	919,118	1	386,680	(947,880)	(66)	(561,265)
Comprehensive loss:
Net loss (unaudited)	—	—	—	(25,643)	—	(25,643)
Foreign currency translation adjustment (unaudited)	—	—	—	—	(42)	(42)
Share-based compensation expense (unaudited)	—	—	321	—	—	321
Capital contribution from stockholder (unaudited)	—	—	407,527	—	—	407,527

Balance as of August 3, 2013 (unaudited)	919,118	$1	$794,528	$(973,523)	$(108)	$(179,102)

See accompanying notes to Consolidated Financial Statements.

APPAREL HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data and share amounts)

Note 1. Summary of Significant Accounting Policies

(A) Description of Business:    Apparel Holding Corp. (“AHC”), together with its wholly—owned subsidiaries, design, merchandise and sell a growing collection of premier fashion brands across a broad range of consumer lifestyles, and recreational apparel and products aimed to improve the consumer outdoor experience. We market branded as well as private label products and market to all channels of distribution with product specific to the particular channel. We market products under many brands, some of which we own, and others that are under licensing agreements. The majority of our products are sourced from contract manufacturers, primarily in the Eastern Hemisphere. Products are manufactured to meet our product specifications and labor standards.

(B) Basis of Presentation:    The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The amounts and disclosures included in the notes to the consolidated financial statements, unless otherwise indicated, are presented on a continuing operations basis. In the opinion of management, the financial statements contain all adjustments (consisting solely of normal recurring adjustments) and disclosures necessary to make the information presented therein not misleading. As used in this report, unless the context requires otherwise, “our,” “us” and “we” refer to AHC and its consolidated subsidiaries.

Under the terms of the agreements governing the Wells Fargo Facility, Cerberus Term Loan, and 12.785% Notes (as defined in Notes 7 and 8 of the Consolidated Financial Statements), Kellwood Company, a wholly-owned subsidiary of AHC and substantially all of its existing and future 100%-owned U.S. subsidiaries are significantly restricted, under certain circumstances, from making dividend payments, loans or advances to AHC. Additionally, our cash is under the control of a third party agent until certain minimum cash thresholds are met for a specified minimum period of time. These restrictions have resulted in the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of our subsidiaries exceeding 25% of the consolidated net assets of AHC. The condensed financial statements presented in Schedule I should be read in conjunction with the consolidated financial statements and related notes thereto included in this filing.

(C) Fiscal Year and Fiscal Quarter:    AHC operates on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52 or 53-week period ending on the Saturday closest to January 31 of the following year.

•	References to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011;

•	References to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012;

•	References to “fiscal year 2012” or “fiscal 2012” refer to the fiscal year ended February 2, 2013;

•	References to “first six months of fiscal 2012” refer to the six months ended July 28, 2012; and

•	References to “first six months of fiscal 2013” refer to the six months ended August 3, 2013.

Fiscal year 2012 consisted of a 53-week period and each of fiscal years 2011 and 2010 consisted of a 52-week period. The first six months of fiscal 2013 and the first six months of fiscal 2012 each consisted of 26 weeks.

(D) Unaudited Interim Financial Statements:    The accompanying consolidated balance sheet as of August 3, 2013, the consolidated statements of operations and cash flows for the six months ended July 28, 2012 and August 3, 2013 and the consolidated statement of stockholders’ deficit for the six months ended August 3, 2013 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of August 3, 2013 and our results of operations and cash flows for the six months ended July 28, 2012 and August 3, 2013. The financial data and other financial information disclosed in these notes to the consolidated financial statements related to the interim periods are unaudited. The results of operations for the six months ended August 3, 2013 are not necessarily indicative of the results to be expected for the fiscal year ending February 1, 2014 or for any other future year or interim period.

(E) Use of Estimates:    The preparation of consolidated financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements which affect revenues and expenses during the period reported. Estimates are adjusted when necessary to reflect actual experience. Significant estimates and assumptions may affect many items in the financial statements. These include restructuring and environmental remediation reserves, accounts receivable allowances, valuations of goodwill and other identified intangible assets, valuation of contingent consideration, income tax liabilities and assets and related valuation allowances, inventory obsolescence, asset impairments, valuation of share-based compensation, and other contingencies. Actual results may differ from those estimates and assumptions.

(F) Financial Condition and Liquidity:    We have substantial indebtedness after giving effect to our February 2008 acquisition of Kellwood Company by affiliates of Sun Capital Partners, Inc. (the “Acquisition”). Since the Acquisition, we have incurred additional debt in order to fund negative cash flows, principally due to significant cash outflows resulting from numerous restructuring activities, the significant level of interest expense arising from substantial indebtedness and significant cash outflows related to payments for acquisitions. As of February 2, 2013, total debt (including short-term borrowings) was $841,535, a decrease of $181,041 since January 28, 2012. The decrease is primarily related to a debt extinguishment of capitalized and accrued interest related to our Sun Promissory Notes and Sun Capital Loan Agreement as defined and further discussed in Note 8. As of August 3, 2013 (unaudited), total debt was $502,443. Our net losses for fiscal 2010, fiscal 2011, and fiscal 2012 were $104,478, $147,866, and $107,709, respectively, and our net loss for the first six months of fiscal 2013 (unaudited) was $25,643. The retail and apparel industry and economy as a whole have suffered recessionary conditions, a decline in employment levels and declines in consumer confidence since the Acquisition, which have negatively impacted our operating results. As a result, we have been, and continue to be, challenged by our heavily leveraged capital structure, negative cash flows, and significant level of interest expense. We expect that cash on hand, cash flows from operating activities, and available credit under the Wells Fargo Facility (as defined in Note 7) will be adequate to meet our liquidity needs for the next 12 months. As of August 31, 2013 (unaudited), availability under the Wells Fargo Facility was $12,252.

The Credit Agreement and Term Loan Agreement (as defined in Notes 7 and 8) contain certain financial covenants related to the fixed charge coverage ratio and leverage ratio, as those terms are defined in those agreements. On May 3, 2013, the Term Loan Agreement was amended in anticipation of not being in compliance with the fixed charge coverage ratio covenant during the 2013 fiscal year. Kellwood Company was in compliance with all covenants under its debt agreements for fiscal year 2012 and expects to be in compliance with all covenants, as amended, during fiscal year 2013, as further detailed in Notes 7 and 8.

If Kellwood Company, our wholly-owned subsidiary, experiences an event of default under its Credit Agreement or Term Loan Agreement, including but not limited to a failure to pay cash interest obligations under said agreements or under the indentures, or a failure to maintain, or a failure to cure a default of, the applicable fixed charge or leverage ratios under such instruments, or other lack of liquidity caused by substantial leverage and the adverse conditions in the retail and apparel market or other factors, such an event would materially and adversely affect our financial condition and our operating results.

We will continue to evaluate potential financing transactions, including refinancing certain tranches of our subsidiaries’ indebtedness, issuing incremental debt, obtaining incremental letter of credit facilities and extending maturities of our existing debt, as well as evaluate other potential transactions which may provide us with additional liquidity. In addition, our capital and selling, general and administrative spending, restructuring plans, and growth initiatives contain discretionary elements. The discretionary elements can be deferred or otherwise eliminated in the near term to provide additional flexibility to manage our liquidity requirements. There can be no assurance as to which, if any, of these alternatives we may pursue as the choice of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our existing financing agreements and the consents we may need to obtain under the relevant documents. There also can be no assurance that financing or refinancing will be available to us on acceptable terms or at all.

(G) Cash and cash equivalents.    All demand deposits and highly liquid short-term deposits with original maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was not significant for fiscal 2010, fiscal 2011, or fiscal 2012.

(H) Accounts Receivable and Concentration of Credit Risk:    We maintain an allowance for trade accounts receivable estimated to be uncollectible. The activity in this allowance for continuing operations is summarized as follows (in thousands):

	Fiscal Year 2010	Fiscal Year 2011	Fiscal Year 2012
Balance, beginning of year	$1,376	$926	$1,004
(Reversals) provisions for bad debt expense	(473)	464	779
Bad debts recovered (written off)	23	(386)	(922)

Balance, end of year	$926	$1,004	$861

The provision for bad debts is included in selling, general and administrative expense. Substantially all of our trade receivables are derived from sales to retailers and are recorded at the invoiced amount and do not bear interest. We perform ongoing credit evaluations of our customers’ financial condition and require collateral as deemed necessary. Account balances are charged off against the allowance when we believe the receivable will not be collected.

Trade accounts receivable are recorded net of allowances for expected future chargebacks from customers. It is the nature of the apparel and recreational products industry that suppliers like us face significant pressure from customers in the retail industry to provide allowances to compensate for customer margin shortfalls. This pressure often takes the form of customers requiring us to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of our products at retail. To the extent our customers have more of our goods on hand at the end of the season, there will be greater pressure for us to grant markdown concessions on prior shipments. Our trade accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and our estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. We evaluate the allowance balances on a continual basis and adjust them as necessary to reflect changes in anticipated allowance activity. We also provide an allowance for sales returns based on historical return rates, which is addressed further in our discussion of revenue recognition below.

In fiscal 2012, no customer accounted for more than 10% of net sales. In fiscal 2011, sales to one customer accounted for more than 10% of our consolidated net sales of continuing operations. These sales represented 14% of fiscal 2011 net sales. In fiscal 2010, sales to two customers accounted for more than 10% of our consolidated net sales from continuing operations. These sales represented 15% and 12% of fiscal 2010 net sales, respectively. For fiscal 2010 and fiscal 2011, we generated sales from these two major customers within our Vince, Juniors, and Moderate segments.

No individual customer represented more than 10% of trade accounts receivable in fiscal 2012, however in fiscal 2011 accounts receivable from one customer accounted for more than 10% of gross accounts receivable in continuing operations. These receivables represented 13% of fiscal 2011 gross accounts receivable in continuing operations.

(I) Inventories and Cost of Products Sold:    Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis. The cost of inventory includes manufacturing or purchase cost as well as sourcing, pre-production, transportation, duty, overhead costs, and other processing costs associated with acquiring, importing and preparing inventory for sale. Inventory costs are included in cost of products sold at the time of their sale. In addition to inventory costs, other costs included in cost of products sold are royalties for licensed brand names and distribution costs. Product development costs are expensed in selling, general and administrative expense when incurred. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. Inventories of continuing operations consist of the following (in thousands):

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Finished goods	$70,442	$71,588	$92,107
Work in process	1,096	1,085	663
Raw materials	1,903	1,383	1,088

Total inventories	$73,441	$74,056	$93,858

Net of reserves of:	$7,889	$6,722	$8,029

(J) Property, Plant and Equipment:    Property, plant and equipment are stated at cost. Depreciation is computed generally on the straight-line method over estimated useful lives of 15 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term, excluding renewal terms. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally 3 to 5 years. Depreciation expense related to continuing operations was $9,068, $8,373 and $5,129 for fiscal 2010, fiscal 2011, and fiscal 2012, respectively.

(K) Impairment of Long-lived Assets:    We review long-lived assets with a finite life for existence of facts and circumstances which indicate that the asset useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on undiscounted expected future cash flows. Impairment losses are then recognized in operating results to the extent discounted expected future cash flows are less than the carrying value of the asset. See Note 3 to the Consolidated Financial Statements for discussion of impairment of long-lived assets related to certain restructuring activities.

(L) Goodwill and Other Intangible Assets:    Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually and in an interim period if it appears more likely than not that the carrying amount of an asset exceeds its fair value. We completed our annual impairment testing on our goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal 2012.

Goodwill represents the excess of the cost of acquired businesses over the fair market value of the identifiable net assets. As the acquisition by Kellwood Company of the net assets of Vince occurred prior to the current requirements of ASC Topic 805 Business Combinations, the additional purchase consideration paid to the former owners of Vince subsequent to the acquisition date was recorded as an addition to the purchase price, and therefore goodwill, once determined. Indefinite-lived intangible assets are primarily company-owned trademarks.

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to the Intangibles-Goodwill and Other topic of Accounting Standards Codification (“ASC”). Under this amendment, an entity may elect to perform a qualitative impairment assessment for goodwill. If adverse qualitative trends are identified during the qualitative assessment that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. “Step one” of this quantitative impairment test requires that the fair value of the reporting unit be estimated and compared to its carrying amount. If the carrying amount exceeds the estimated fair value, “step two” of the impairment test is performed to calculate the impairment loss. An impairment loss is recognized to the extent the carrying amount of the reporting unit exceeds the implied fair value.

An entity may pass on performing the qualitative assessment for a reporting unit and directly perform “step one” of the assessment. This determination can be made on an asset by asset basis, and an entity may resume performing a qualitative assessment in subsequent periods. This amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We early adopted this amendment during fiscal year 2011 for goodwill related to our reporting units, with the exception of Vince, as there was significant related purchase consideration capitalized in fiscal 2011. We performed a qualitative assessment on the Vince reporting unit during fiscal 2012.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Lived Assets for Impairment. Under this amendment, an entity may elect to perform a qualitative impairment assessment for indefinite-lived intangible assets similar to the goodwill impairment testing guidance discussed above.

This amendment is effective for annual and interim impairment tests for indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012. We early adopted this amendment during fiscal 2012 and performed a quantitative assessment of impairment in fiscal 2012 for trademarks associated with certain brands.

For trademarks that we directly proceeded to “step one” during fiscal 2012, and for impairment tests performed in prior years, we primarily use the relief from royalty method to calculate the fair value of the intangible assets, which uses revenue projections, royalty rates and discount rates in the calculation.

Determining the fair value of goodwill and other intangible assets is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others. It is possible that estimates of future operating results could change adversely and impact the evaluation of the recoverability of the carrying value of goodwill and intangible assets and that the effect of such changes could be material.

Definite-lived intangible assets are primarily compromised of customer relationships. These are amortized on a straight-line basis over their useful lives of 10 to 20 years.

See Note 3 and Note 5 to the Consolidated Financial Statements for more information on the details surrounding the goodwill and intangible assets as well as any impairment charges.

(M) Deferred Financing Costs:    Deferred financing costs, such as underwriting, financial advisory, professional fees, and other similar fees are capitalized and recognized in interest expense over the contractual life of the related debt instrument using the straight-line method, as this method results in recognition of interest expense that is materially consistent with that of the effective interest method.

(N) Deferred Rent and Deferred Lease Incentives:    Certain of our operating leases contain predetermined fixed escalations of the minimum rentals during the original term of the lease. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease and record the difference between the amount charged to operations and amounts paid as deferred rent. Certain of our retail store leases contain provisions for contingent rent, typically a percentage of retail sales once a predetermined threshold has been met. These amounts are expensed as incurred. Additionally, we received lease incentives in certain leases. These allowances have been deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense.

(O) Environmental Remediation Reserves and Expenses:    We recognized, and will continue to recognize, an environmental liability when it is probable, the liability exists, and the amount is reasonably estimable. We estimated the duration and extent of our remediation obligations based upon internal analyses of clean-up costs, ongoing monitoring costs, estimated legal fees, communications with regulatory agencies, and changes in environmental law. If we were to determine that our estimates of the duration or extent of our environmental obligations were no longer accurate, we would adjust our environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are discounted to their present value. See Note 15 for additional information.

(P) Foreign Currency Translation:    The financial statements of foreign subsidiaries are translated into United States dollars. Where the functional currency of a foreign subsidiary is its local currency, income statement items are translated at the average exchange rate for the period and balance sheet accounts are translated using period-end exchange rates. Gains and losses resulting from translation are reported as a separate component of other comprehensive loss within stockholders’ deficit and the Consolidated Statements of Comprehensive Loss.

Where the local currency of a foreign subsidiary is not its functional currency, financial statements are translated at either current or historical exchange rates as appropriate. These adjustments, together with gains and losses on foreign currency transactions, are recognized in the income statement as incurred.

(Q) Revenue Recognition:    Sales are recognized when goods are shipped in accordance with customer orders for our wholesale business and ecommerce business, and at the time of register receipt for our retail business. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to us. Accrued discounts, returns and allowances are included as an offset to accounts receivable in the balance sheet for our wholesale businesses. The activity in the accrued discounts, returns, and allowances account is summarized as follows (in thousands).

	Fiscal Year 2010	Fiscal Year 2011	Fiscal Year 2012
Balance, beginning of year	$25,767	$20,309	$21,709
Provision	74,211	79,780	94,524
Utilization	(79,669)	(78,380)	(92,073)

Balance, end of year	$20,309	$21,709	$24,160

For our wholesale businesses, amounts billed to customers for shipping and handling costs are recorded as a reduction to our cost of products sold. These costs are not significant. Our stated terms are FOB shipping point. There is no stated obligation to customers after shipment, other than specifically set forth allowances or discounts that are accrued at the time of sale. The rights of inspection or acceptance contained in certain sales agreements are limited to whether the goods received by our customers are in conformance with the order specifications.

(R) License Agreements:    We have exclusive license agreements to market apparel and recreational products under trademarks owned by other parties. These agreements contain provisions for minimum guaranteed royalty and advertising payments based on anticipated sales. In any year, if we do not anticipate meeting the minimum sales amounts to satisfy the guaranteed minimum royalty and advertising amounts, the guaranteed minimum royalty and advertising amounts are accrued. In fiscal 2010, fiscal 2011, and fiscal 2012, sales of licensed products were approximately $70,373, $58,030, and $62,485, respectively. See Note 15 to the Consolidated Financial Statements for additional discussion regarding license agreement commitments.

(S) Marketing and Advertising:    We provide cooperative advertising allowances to certain of our customers. These allowances are accounted for as reductions in sales as discussed in “Revenue Recognition” above. Advertising expense includes contractually set forth amounts paid to licensors that are specifically identified as advertising payments and advertising we conduct for products we sell. Production expense related to company-directed advertising is deferred until the first time at which the advertisement runs. Communication expense related to company-directed advertising is expensed as incurred. Marketing and advertising expense recorded within selling, general and administrative expenses was $4,821, $7,164, and $9,630, for fiscal 2010, fiscal 2011, and fiscal 2012, respectively. There were not significant amounts of deferred production expenses associated with company-directed advertising at January 28, 2012 and February 2, 2013.

(T) Income Taxes:    We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities at enacted rates. We determine the appropriateness of valuation allowances in accordance with the “more likely than not” recognition criteria. We recognize tax positions in the Consolidated Balance Sheets as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with tax authorities assuming full knowledge of the position and all relevant facts. Accrued interest and penalties related to unrecognized tax benefits are included in income taxes in the Consolidated Statements of Operations.

(U) Earnings Per Share:    We calculate basic earnings per share in accordance with ASC Topic 260, Earnings Per Share. This requires the income per share for common stock to be calculated assuming 100% of our earnings are distributed as dividends to common stock, even though we do not anticipate distributing 100% of our earnings as dividends.

Basic earnings per share applicable to common shareholders is computed by dividing earnings applicable to common shareholders by the weighted-average number of common shares. Since there are no dilutive securities for all periods presented, basic EPS and diluted EPS are the same.

(V) New Accounting Standards:

Presentation of comprehensive income

In June 2011, the FASB issued an accounting standards update regarding the presentation of comprehensive income in financial statements. The provisions of this standard provide an option to present the components of net income and other comprehensive income either as one continuous statement of comprehensive income or as two separate but consecutive statements. The provisions of this new disclosure standard were effective January 1, 2012. We have provided a separate Consolidated Statement of Other Comprehensive Loss during the current year.

In February 2013, the FASB issued another accounting standards update that requires an entity to present the effects of significant reclassifications out of each component of accumulated other comprehensive income on the respective line items of the entity’s statement of operations. This presentation can be made either on the face of the statement of operations or within a note to the financial statements. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. This requirement will only impact the presentation of our financial statements to the extent we have instances of these transactions in the future.

Testing Goodwill for Impairment

In September 2011 and July 2012, the FASB issued amendments to the Intangibles-Goodwill and Other topic of ASC. Under these amendments, an entity may elect to perform a qualitative impairment assessment for goodwill and indefinite-lived intangible assets. We adopted the provisions of these new standards, as discussed above.

Fair Value Measurements

In May 2011, the FASB issued an accounting standards update that resulted in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP. The new guidance did not extend the use of fair value accounting, but provided guidance on how it should be applied where its use is already required or permitted by other standards within GAAP. This update was effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance in fiscal 2011 did not have a material impact on our consolidated financial position, results of operations, or cash flows.

Note 2. Business Combinations

Zobha

On July 26, 2011, Kellwood Company, our wholly-owned subsidiary, acquired 100% of the issued and outstanding equity interests of Zobha, LLC and 100% of the issued and outstanding shares of Zobha Limited (together, “Zobha”). Zobha designs and sells women’s athletic apparel, primarily focused on the yoga market, which combines superior performance fabric with a high-fashion inspired design aesthetic.

The total consideration transferred was $1,845, including estimated contingent consideration of $945 that was expected be paid to the seller based on an estimated applicable percentage and the fair market value of Zobha at the trigger date of the contingent payment, as defined in the Contingent Payment Agreement. The applicable percentage was originally established at 49% and could increase or decrease based on our subsequent capital contributions to the business and future capital contributions by the seller. The contingent payment could have been triggered by us or the seller at any time after January 1, 2016.

The estimated contingent consideration was revised during the fourth quarter of fiscal 2012 based on the most recent forecasted results of operations of Zobha, Zobha contributions to date, and assumed future contributions to Zobha. This resulted in a gain of $531 that was recorded within change in fair value of contingent consideration in the Consolidated Statement of Operations. As of February 2, 2013, we estimated the range of total undiscounted contingent consideration to be between $0 and $215, and we recorded the estimated discounted value of $54 within deferred income taxes and other on the Consolidated Balance Sheet. The amount was subsequently written off during the second quarter of fiscal 2013 when we divested the Zobha business (See Note 4 to our Consolidated Financial Statements) as the estimated discounted value of the contingent consideration was $0 at that time. The contingent consideration was estimated based on a weighted probability EBITDA forecast, the terms of the purchase agreement, assumed capital contributions to Zobha and a trigger date of January 1, 2016. This is considered to be a Level 3 fair value measure as it is measured utilizing significant unobservable inputs.

The Zobha acquisition was accounted for as a business combination, and accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair value. The following table summarizes the fair value of the assets acquired and the liabilities assumed (in thousands).

Zobha
July 26, 2011
ASSETS
Cash	$211
Trade receivables	25
Inventory	1,008
Other current assets	59
Furniture and equipment	23
Intangible assets:
Trademark	475
Customer relationships	103
Goodwill	225
Other assets	27

Total assets acquired	$2,156

LIABILITIES
Accounts payable	250
Other accrued expenses	61

Total liabilities assumed	$311

Goodwill consisted of expected growth synergies through expansion of distribution channels and cost synergies resulting from economies of scale and supply chain process improvements. Intangible assets consisted of customer relationships with an estimated average life of 10 years and a trademark with an indefinite life. The goodwill and intangible assets were impaired during fiscal 2011 primarily due to delays in expected growth and cost synergies as further described in Note 3 to the Consolidated Financial Statements. We incurred $586 of acquisition expenses related to the Zobha acquisition and these amounts were recorded in selling, general and administrative expenses in the Consolidated Statement of Operations. Zobha was divested during the second quarter of fiscal 2013 as further described in Note 4 to the Consolidated Financial Statements.

Rebecca Taylor

On January 4, 2011, Kellwood Company acquired (a) 100% of the capital stock of Meow Inc.; (b) 100% of the capital stock, share capital, interests, units and equivalent interests of each of RT Licensing, Inc., Beth’s Boutique LLC, and MeowHK Limited; and (c) the related intellectual property (together “Rebecca Taylor”). The purchase agreement includes a provision for contingent consideration that will be paid to the sellers if Rebecca Taylor meets certain EBITDA performance targets. If the performance targets are met, annual payments will be due approximately 120 days following the end of our 2011 through 2015 fiscal years (the “Earn-Out Amounts”) with an additional payment approximately 120 days following the end of our 2015 fiscal year based on the cumulative EBITDA results of Rebecca Taylor from 2011 through 2015 fiscal years (the “Earn-Up Amount”). The maximum contingent consideration is not limited; however the Earn-Up Amount is limited to $10,000. At the time of the acquisition, we recorded $9,356 within deferred income taxes and other on the Consolidated Balance Sheet for the fair value of our expected consideration payment.

The estimated contingent consideration was revised during the second and fourth quarters of fiscal 2012 based on the most recent forecasted results of operations of Rebecca Taylor and 2012 financial results. This resulted in a total gain of $6,631 that was recorded in change in fair value of contingent consideration in the Consolidated Statement of Operations. We have estimated the range of total undiscounted contingent consideration payments to be between $7,500 and $9,000.

As of February 2, 2013, we have recorded $4,209 for the fair value of our contingent consideration in deferred income taxes and other on the Consolidated Balance Sheet. The fair value of our total obligation was estimated based on a weighted probability EBITDA forecast and the terms of the purchase agreement, using a discount factor of 22.8%. This is considered to be a Level 3 fair value measure as it is measured utilizing significant unobservable inputs. As of August 3, 2013 (unaudited), we have recorded contingent consideration of $1,413 in other accrued expenses and $3,252 in deferred income taxes and other on the Consolidated Balance Sheet. The Earn-Out Amount for fiscal year 2011 was $1,928 and was paid in May 2012. There was no Earn-Out Amount earned in fiscal year 2012.

On a quarterly basis, management reviews internal EBITDA forecasts and other relevant factors for Rebecca Taylor to assess the appropriateness of the recorded contingent consideration. No adjustments to the estimated fair value of this liability were deemed necessary for the first six months of fiscal 2013.

Goodwill largely consists of expected growth synergies through expansion of distribution channels and cost synergies resulting from economies of scale and supply chain process improvements. Intangible assets consist of customer relationships with an estimated average life of 10 years and a trademark with an indefinite life.

Adam

On August 25, 2010, Kellwood Company acquired certain assets of Adampluseve, Inc. (“Adam”) for the consideration of one dollar and forgiveness of a receivable due to Kellwood Company of $133, and the assumption of certain liabilities. The receivable was a result of inventory payments made by Kellwood Company on the behalf of Adam immediately prior to the acquisition. Adam is a full contemporary sportswear collection for men and women available at its retail stores, online, and luxury retailers under the ADAM® brand. The acquisition supported our growth strategy of contemporary brands.

The fair value of the identifiable assets acquired less liabilities assumed of $1,637 exceeded the fair value of the consideration of $133. Accordingly, the acquisition has been accounted for as a bargain purchase and, as a result, we recognized a gain of $939 (net of deferred tax of $565) associated with the acquisition in the third quarter of fiscal year 2010 as a gain on acquisition, net of tax on our Consolidated Statement of Operations. Intangible assets recognized as a result of the transaction consisted of customer relationships with an estimated average life of 10 years and a trademark with an indefinite life.

We incurred $271 of acquisition expense during fiscal 2010 related to the Adam acquisition and these amounts were recorded in selling, general and administrative expenses in the Consolidated Statement of Operations for the year ended January 29, 2011. Adam was discontinued during the fourth quarter of fiscal 2011 as further described in Note 4 to the Consolidated Financial Statements.

The Rebecca Taylor and Adam acquisitions were accounted for as business combinations, and accordingly, the assets and liabilities of the acquired entities were recorded at the estimated fair value. The following table summarizes the fair value of the assets acquired and liabilities assumed (in thousands).

	Rebecca Taylor	Adam
	January 4, 2011	August 25, 2010
ASSETS
Cash	$—	$11
Trade receivables	2,003	696
Inventory	1,299	1,066
Other current assets	194	90
Leasehold improvements and equipment	839	412
Intangible assets:
Trademark	8,509	730
Customer relationships	9,985	207
Goodwill	12,951	—
Other assets	315	106

Total assets acquired	$36,095	$3,318

LIABILITIES
Capital lease obligation	$5	$—
Accounts payable	1,029	1,284
Other accrued expenses	1,594	397

Total liabilities assumed	$2,628	$1,681

The Zobha, Rebecca Taylor and Adam acquisitions were accounted for under the acquisition method of accounting. Accordingly, their results have been included in the Consolidated Financial Statements from the acquisition dates. Unaudited consolidated results of operations on a pro-forma basis, assuming these acquisitions had occurred at the beginning of the year in which they occurred, are not included as the acquisitions were not significant to our consolidated results of operations.

Vince

In connection with our acquisition of certain net assets from CRL Group, LLC in 2006, owner of the Vince® brand and trademark, additional cash purchase consideration was paid based upon achievement of certain specified financial performance targets for each of the five full years after the acquisition (2007 through 2011), and the cumulative performance from 2007 to 2011. The additional consideration for fiscal 2010 and fiscal 2011 was $8,137 and $51,134, respectively. We paid $50,328 of the fiscal 2011 consideration during the fourth quarter of fiscal 2011 and paid the remaining consideration during the second quarter of fiscal 2012. The fiscal 2010 additional cash consideration was paid during first quarter of fiscal 2011.

Note 3. Impairment, restructuring, environmental remediation and other charges

For fiscal 2010, fiscal 2011, and fiscal 2012 and the six months ended July 28, 2012 and August 3, 2013, the costs related to impairment of long-lived assets and restructuring, environmental remediation and other charges recorded in continuing and discontinued operations were as follows (in thousands):

	Continuing Operations	Discontinued Operations	Total
Fiscal Year 2010	$10,167	$27,704	$37,871

Fiscal Year 2011	$15,976	$6,627	$22,603

Fiscal Year 2012	$7,440	$4,789	$12,229

First Six months Fiscal 2012 (unaudited)	$2,981	$221	$3,202

First Six months Fiscal 2013 (unaudited)	$827	$942	$1,769

For fiscal 2010, fiscal 2011, and fiscal 2012, the costs related to impairment of long-lived assets and restructuring, environmental remediation and other charges were recorded as follows (in thousands):

	Fiscal Year 2010
	Continuing Operations	Discontinued Operations	Total
Restructuring, environmental remediation and other charges	$9,729	$3,575	$13,304
Impairment of long-lived assets	438	24,129	24,567

Total pretax cost	$10,167	$27,704	$37,871

After tax cost	$10,167	$27,704	$37,871

	Fiscal Year 2011
	Continuing Operations	Discontinued Operations	Total
Restructuring, environmental remediation and other charges	$2,651	$489	$3,140
Impairment of long-lived assets (excluding goodwill)	2,504	5,913	8,417
Impairment of goodwill	10,821	225	11,046

Total pretax cost	$15,976	$6,627	$22,603

After tax cost	$15,124	$6,333	$21,457

	Fiscal Year 2012
	Continuing Operations	Discontinued Operations	Total
Restructuring, environmental remediation and other charges	$5,091	$409	$5,500
Impairment of long-lived assets	2,349	4,380	6,729

Total pretax cost	$7,440	$4,789	$12,229

After tax cost	$7,440	$4,789	$12,229

For the first six months of fiscal 2012 and fiscal 2013, the costs related to impairment of long-lived assets and restructuring, environmental remediation and other charges were recorded as follows (in thousands):

	First Six Months of Fiscal 2012 (unaudited)
	Continuing Operations	Discontinued Operations	Total
Restructuring, environmental remediation and other charges	$2,264	$221	$2,485
Impairment of long-lived assets	717	—	717

Total pretax cost	$2,981	$221	$3,202

After tax cost	$2,981	$221	$3,202

	First Six Months of Fiscal 2013 (unaudited)
	Continuing Operations	Discontinued Operations	Total
Restructuring, environmental remediation and other charges	$827	$508	$1,335
Impairment of long-lived assets	—	434	434

Total pretax cost	$827	$942	$1,769

After tax cost	$827	$942	$1,769

The results of operations, impairment of long-lived assets, and restructuring, environmental remediation and other charges for businesses sold and shut down are reported within net (loss) income from discontinued operations, net of tax, on the Consolidated Statements of Operations. The gains and losses on consummated transactions involving the sale of operations are also reported within net (loss) income from discontinued operations, net of tax on the Consolidated Statements of Operations.

We completed our annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal 2012. We recorded no goodwill impairment charges in fiscal 2012 or fiscal 2010, but our impairment charges for fiscal 2011 amounted to $10,821 and $225 for continuing and discontinued operations, respectively. Our impairment charges for identifiable intangible assets for continuing operations amounted to $438, $2,504, and $1,200, in fiscal 2010, fiscal 2011, and fiscal 2012, respectively, which represent write downs of our intangible assets to their fair values. See Note 5 to the Consolidated Financial Statements for further discussion. Impairment charges for identifiable assets of discontinued operations amounted to $24,129 and $5,672 for fiscal 2010 and fiscal 2011, respectively. These charges primarily relate to the Phat Licensing trademarks due to declining results at our licensees.

During the fourth quarter of 2012, we determined that our equity investment in the purchaser of BLK DNM was fully impaired due to continued poor operating performance and negative cash flows. This investment was acquired through the sale of our BLK DNM business during the second quarter of fiscal 2012. See Note 4 to the Consolidated Financial Statements for further discussion of this transaction. We also recognized impairment charges of $725 related to our exited facility in Trenton, Tennessee due to a decline in market value, which was recorded during fiscal 2012 at the time the facility was sold to a third party.

Restructuring charges are comprised of expenses associated with our efforts to continuously improve operational and organizational efficiency. These expenses result from numerous individual actions implemented across the company on an ongoing basis. Restructuring charges include costs for moving facilities, exiting businesses, curtailing/downsizing operations because of changing economic conditions, and other costs resulting from asset redeployment decisions.

Impairment, restructuring, environmental remediation and other charges during fiscal 2010 included:

1)	charges that related to closing Koret outlet stores and other costs associated with vacant spaces;

2)	charges to accrue future lease payments due to early exit of leased spaces;

3)	charges related to an environmental liability at a former manufacturing facility;

4)	impairment charges of $24,567 primarily related to intangible assets of our discontinued Phat Licensing business; and

5)	severance charges and related costs for various restructuring projects to create a more efficient operational and organizational structure in our support operations and apparel businesses.

Impairment, restructuring, environmental remediation and other charges during fiscal 2011 included:

1)	charges to accrue future lease payments and other contractual obligations associated with exited businesses, as further described in Note 4 to the Consolidated Financial Statements;

2)	charges related to an environmental liability at a former manufacturing facility;

3)	costs to maintain closed facilities, partially offset by the recovery of charges through the sublease and other use of vacant spaces;

4)	impairment charges of $19,463 related to goodwill, intangible assets and other long-lived assets, of which $2,504 and $10,821 was allocated to the Juniors and Other operating segments, respectively, with the remainder relating to discontinued business; and

5)	severance charges and related costs for various restructuring projects to create a more efficient operational and organizational structure in our support operations and apparel businesses.

Impairment, restructuring, environmental remediation and other charges during fiscal 2012 included:

1)	charges to accrue future lease payments and other contractual obligations associated with exited businesses, as further described in Note 4 to the Consolidated Financial Statements;

2)	charges to record settlement obligations related to escheat liability;

3)	charges to adjust our environmental remediation obligations related to a former manufacturing facility;

4)	costs to maintain closed facilities, partially offset by the recovery of charges through subleases and other use of vacant spaces;

5)	impairment charges of $6,729 related to intangible assets and other long-lived assets, of which $1,200 was allocated to our Juniors Segment, $1,149 was allocated to Corporate expenses for the write-down of an exited facility and our equity investment, and the remainder related to our discontinued Lamb & Flag business; and

6)	severance charges and related costs for exited businesses and various restructuring projects to create a more efficient operational and organizational structure in our support operations and apparel businesses.

During the first six months of fiscal 2012, we recognized an impairment charge of $717 related to the decline in market value of our exited facility in Trenton, Tennessee. Other noteworthy restructuring activities in continuing operations for the first six months of fiscal 2012 and fiscal 2013 included various efforts to create a more efficient operational and organizational structure in our support operations and womenswear businesses.

As of August 3, 2013 (unaudited), we expect actions to be taken that will result in additional restructuring charges for continuing operations in fiscal 2013 of less than $500. We expect additional cash outflows related to restructuring activities of continuing operations in fiscal 2013 of approximately $1,200.

The following table presents a rollforward of impairment of long-lived assets and restructuring, environmental remediation and other charges recorded in continuing operations for fiscal 2011, fiscal 2012, and the first six months of fiscal 2013 (in thousands).

	Contractual obligations	Employee severance and termination benefits	Impairment of long-lived assets	Restructuring, Environmental remediation and other charges	Total
Accrual as of January 29, 2011	$894	$384	$—	$10,349	$11,627
Provision	342	1,093	13,325	1,216	15,976
Non-cash utilization	—	—	(13,325)	—	(13,325)
Utilization	(763)	(1,236)	—	(2,007)	(4,006)

Accrual as of January 28, 2012	$473	$241	$—	$9,558	$10,272
Provision	142	1,974	2,349	2,975	7,440
Non-cash utilization	—	—	(2,349)	—	(2,349)
Utilization	(467)	(1,777)	—	(464)	(2,708)

Accrual as of February 2, 2013	$148	$438	$—	$12,069	$12,655
Provision (unaudited)	24	511	—	292	827
Non-cash utilization (unaudited)	—	—	—	—	—
Utilization (unaudited)	(93)	(856)	—	(363)	(1,312)

Accrual as of August 3, 2013 (unaudited)	$79	$93	$—	$11,998	$12,170

The following table presents a rollforward of impairment of long-lived assets and restructuring, environmental remediation and other charges recorded in discontinued operations for fiscal 2011, fiscal 2012, and the first six months of fiscal 2013 (in thousands).

	Contractual obligations	Employee severance and termination benefits	Impairment of long-lived assets	Restructuring, Environmental remediation and other charges	Total
Accrual as of January 29, 2011	$22,047	$791	$—	$188	$23,026
Provision (reversal)	(90)	554	6,138	25	6,627
Non-cash utilization	—	—	(6,138)	—	(6,138)
Utilization	(7,925)	(805)	—	(213)	(8,943)

Accrual as of January 28, 2012	$14,032	$540	$—	$—	$14,572
Provision	(599)	551	4,380	457	4,789
Non-cash utilization	—	—	(4,380)	—	(4,380)
Utilization	(12,215)	(1,031)	—	(170)	(13,416)

Accrual as of February 2, 2013	$1,218	$60	$—	$287	$1,565
Provision (unaudited)	230	269	434	9	942
Non-cash utilization (unaudited)	—	—	(434)	—	(434)
Utilization (unaudited)	(1,211)	(100)	—	(36)	(1,347)

Accrual as of August 3, 2013 (unaudited)	$237	$229	$—	$260	$726

Contractual obligations are adverse contractual arrangements under which losses are probable and estimable and where there is no future economic benefit. These include make-whole payments to PVH Corp. (“PVH”) as a result of the termination of the Calvin Klein license agreement and minimum lease payments, as well as costs related to vacated leased spaces for the exited Lamb & Flag business (as discussed further in Note 4 to the Consolidated Financial Statements).

In continuing and discontinued operations, contractual obligations and employee severance and termination benefits will largely be settled through the first quarter of fiscal 2015 in accordance with the related agreements.

Note 4. Discontinued Operations

During the second quarter of 2013, we divested our Zobha business in order to focus resources on larger contemporary and Juniors brands. As a result of the divestiture, we realized a total loss of $1,239 within net (loss) income from discontinued operations on the Consolidated Statements of Operations for the six months ended August 3, 2013 (unaudited). The total loss includes charges to adjust inventory values to the lower of cost or market, impairment charges to write down obsolete assets, employee termination costs, and accrued rent commitments and other costs associated with the exit of our leased office and retail spaces. We anticipate future cash outflows related to employee termination and non-cancellable lease payments for Zobha of approximately $560, which are primarily payable through fiscal year 2014.

In fiscal 2004, we acquired Phat Fashions, LLC and Phat Licensing, LLC (together referred to as “Phat Fashions”), a licensor of apparel, athletic shoes and accessories through the Phat Farm and Baby Phat trademarks. In fiscal 2011, we began producing and selling Baby Phat junior’s apparel after assuming the license for this portion of the Phat Fashions business (referred to as the “Baby Phat wholesale operations”). Due to diminishing prospects in the urban market, we decided to exit our businesses in this market during fiscal 2012. We sold the Phat Farm trademark to a licensee during the second quarter of fiscal 2012, recognizing a gain on the sale of these assets of $3,673, net of disposal costs. We subsequently sold the Baby Phat trademark to the same party on March 20, 2013. We recognized $447 during the fourth quarter of fiscal 2012 for a nonrefundable deposit received from the buyer, net of disposal costs incurred to date. We recognized the remaining $902 gain on the sale of the asset during the first quarter of fiscal 2013, after the closing of the Baby Phat trademark sale, at which time the Phat Fashions licensing business was reported as discontinued operations. We anticipate net cash outflows in fiscal 2013 related to this business of less than $1,000, primarily consisting of accounts payable and other current liabilities, net of accounts receivable due from licensees.

On December 31, 2012, we sold the equity interests of Royal Robbins, LLC, and certain assets and liabilities of our Royal Robbins Canada operations to an unrelated third party. As a result of the sale, we realized a gain of $9,124 included within net (loss) income from discontinued operations on the Consolidated Statement of Operations for the fiscal year ended February 2, 2013. The gain was recorded net of disposal costs primarily related to broker fees, legal fees, and one-time employee benefit arrangements. As of February 2, 2013, we anticipated future cash outflows of $359 for unpaid seller costs, which were primarily paid through the first quarter of fiscal 2013. Proceeds from the sale were utilized to pay our selling costs and portions of our outstanding debt under the Wells Fargo Facility and Term Loan Facility, as defined and further discussed in Notes 7 and 8 to the Consolidated Financial Statements. Accordingly, our gain on the sale of Royal Robbins was reduced by $397 to write off unamortized debt issuance costs related to the portion of our debt that was required to be repaid upon completion of the sale.

During the second quarter of fiscal 2012, we decided to exit our BLK DNM business. This decision resulted from the determination that our greenfield startup brands are not aligned with our current strategic initiatives, as they require significant cash outlays and only offer long-term payback.

On May 31, 2012, we sold substantially all the assets and liabilities of our BLK DNM operations. As a result of the sale, we recognized a loss of $1,862 included within net (loss) income from discontinued operations on the Consolidated Statement of Operations for the current fiscal year. The loss was recorded net of disposal costs for legal fees and non-cancellable contract obligations, of which $49 remained outstanding as of February 2, 2013 and was paid in the first quarter of fiscal year 2013.

In a continued effort to exit our startup concept brands, the e-commerce site and retail stores of our Lamb & Flag business were closed during the third quarter of fiscal 2012. All runoff operations of the business were substantially complete at that time. Additionally, we exited our Baby Phat wholesale business during the fourth quarter of fiscal 2012 as a result of our decision to exit the urban wear market. As a result of abandoning these operations, we recognized total losses in fiscal year 2012 of $7,638 and $1,992 for Lamb & Flag and Baby Phat, respectively. Costs to exit these businesses include sales allowances provided to customers, inventory adjustments to reduce inventory to the lower of cost or market during the inventory liquidation process, and charges for non-cancellable fabric and trim obligations to our vendors. In connection with the exit of these businesses, we also recorded impairment charges to write-down obsolete assets, charges for employee termination benefits, and contract termination costs to exit our leased spaces and website service agreements. As of February 2, 2013, we expected to have $568 and $461 of future cash outflows related to the Baby Phat wholesale and Lamb & Flag businesses, respectively, to settle our non-cancellable contract obligations. These obligations are primarily payable through fiscal 2013.

The following table summarizes the costs incurred to exit the Zobha, Lamb & Flag and Baby Phat wholesale operations by type (in thousands). All disposal costs related to the sales of our other discontinued businesses are recorded as a reduction (increase) to the gain (loss) recognized on these sales within net (loss) income from discontinued operations on the Consolidated Statement of Operations.

	Fiscal Year
	2012		2013
	Lamb & Flag	Baby Phat	Zobha
			(unaudited)
Sales allowances	$—	$1,011	$—
Inventory adjustment to lower of cost or market	1,528	610	342
Impairment of long-lived assets	4,349	31	434
Contract termination costs	1,290	146	203
Employee termination benefits	361	194	254
Other	110	—	6

Total exit costs	$7,638	$1,992	$1,239

The Lamb & Flag and Baby Phat wholesale exit costs are recorded in the Consolidated Statement of Operations for fiscal year 2012 as illustrated below (in thousands):

	Lamb & Flag	Baby Phat
Net sales	$—	$(1,011)
Cost of products sold	1,528	610

Gross profit	(1,528)	(1,621)
Restructuring and other charges	1,761	340
Impairment of long-lived assets	4,349	31

Loss before provision for income taxes	(7,638)	(1,992)
Provision for income taxes	—	—

Net loss	$(7,638)	$(1,992)

The Zobha exit costs are recorded in the Consolidated Statement of Operations for the six months ended August 3, 2013 as illustrated below (in thousands):

Zobha
(unaudited)
Net sales	$—
Cost of products sold	342

Gross profit	(342)
Restructuring and other charges	463
Impairment of long-lived assets	434

Loss before provision for income taxes	(1,239)
Provision for income taxes	—

Net loss	$(1,239)

During the fourth quarter of fiscal 2011, we abandoned our Adam operations and Koret wholesale operations due to poor operating performance. Costs to exit these operations included sales allowances to customers, inventory liquidation costs, and impairment charges of $614 on related intangible assets.

During the second quarter of fiscal 2008, our Calvin Klein women’s better sportswear division and ck Calvin Klein women’s bridge sportswear division were discontinued due to our decision to exit the related license agreements. As a result of terminating the license agreements early, we have a contractual obligation to provide make-whole payments to PVH. We have recorded $485 for our final make-whole payment within other accrued expenses of discontinued operations as of February 2, 2013. This payment was settled in the first quarter of fiscal 2013.

Operating results for the discontinued operations, including all charges incurred during the periods presented for impairment of long-lived assets and restructuring and other charges as described in Note 3 to the Consolidated Financial Statements, are as follows (in thousands):

	Fiscal Year Ended			Six Months Ended
	January 29, 2011	January 28, 2012	February 2, 2013	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Net sales	$52,454	$63,199	$47,163	$28,583	$1,097

Restructuring and other charges	$3,575	$489	$409	$221	$508
Impairment of long-lived assets (excluding goodwill)	24,129	5,913	4,380	—	434
Impairment of goodwill	—	225	—	—	—

(Loss) income before provision for income taxes	$(15,980)	$(16,721)	$(2,004)	$(4,590)	$(2,683)
Provision for income taxes	411	(141)	49	208	(11,913)

Net (loss) income	$(16,391)	$(16,580)	$(2,053)	$(4,798)	$9,230

Effective tax rate	(2.6% )	0.8%	(2.4% )	(4.5% )	N.M.

The fiscal 2010, fiscal 2011, and fiscal 2012 effective tax rates for discontinued operations differs from the U.S. statutory rate of 35% primarily due to a full valuation allowance on current year deferred tax assets offset in part by state taxes. The rate for the first six months of fiscal 2013 differs from the U.S. statutory rate of 35% primarily due to a release of valuation allowance. The release in valuation allowance is primarily due to the allocation of the disallowed tax loss on the sale of the Baby Phat trademark to intangible assets with indefinite lives resulting in fewer deferred tax liabilities that cannot be offset against deferred tax assets for valuation allowance purposes. The effective tax rate for discontinued operations for the first six months of fiscal 2012 differs from the U.S. statutory rate of 35% primarily due to an increase in the valuation allowance offset in part by state taxes.

Summarized assets and liabilities of discontinued operations are as follows (in thousands):

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Receivables, net	$11,752	$2,535	$96
Other receivables	—	12	—
Inventories	14,713	1,529	—
Prepaid expenses and other current assets	1,321	614	40

Current assets of discontinued operations	$27,786	$4,690	$136

Property, plant and equipment, net	$3,613	$167	$—
Intangible assets, net	8,073	3,450	—
Other assets	458	79	27

Long-term assets of discontinued operations	$12,144	$3,696	$27

Accounts payable	$10,938	$903	$142
Accrued salaries and employee benefits	642	233	44
Other accrued expenses	15,624	2,601	1,512

Current liabilities of discontinued operations	$27,204	$3,737	$1,698

Deferred income taxes and other	$3,116	$2,416	$2,412

Long-term liabilities of discontinued operations	$3,116	$2,416	$2,412

Current assets as of February 2, 2013 primarily consist of the outstanding sale proceeds for Royal Robbins, net receivables from our Baby Phat wholesale operations prior to completion of its shutdown in the fourth quarter of fiscal 2012, net receivables from our Phat Fashions business prior to the sale of our Baby Phat trademark in the first quarter of fiscal 2013 and net receivables and inventory of our Zobha operations. Current liabilities as of February 2, 2013 are primarily related to unpaid disposal costs related to the sale of Royal Robbins, non-cancellable contract termination costs to exit our Lamb & Flag business and Baby Phat wholesale operations, accrued liabilities associated with our Phat Fashions business, and our final make-whole payment of $485 to PVH related to the early termination of our Calvin Klein license agreements. Current liabilities as of August 3, 2013 is primarily related to amounts owed for non-cancellable contract payments for our Zobha business.

Cash flows from discontinued operations are combined with cash flows from continuing operations under Operating Activities, Investing Activities and Financing Activities in the Consolidated Statements of Cash Flows. As of August 3, 2013 (unaudited), we expect to have future net cash outflows related to our discontinued operations of approximately $1,500, which is primarily payable through fiscal 2014.

Note 5. Goodwill and Intangible Assets

Goodwill balances by segment and changes therein subsequent to the January 29, 2011 Consolidated Balance Sheet are as follows (in thousands):

	Vince	ARP	Juniors	Moderate	Other	Total
Balance as of January 29, 2011
Goodwill	$59,554	—	$6,395	$8,859	$13,478	$88,286
Accumulated impairment losses	(46,942)	—	(6,395)	(8,859)	(527)	(62,723)

Net goodwill	12,612	—	—	—	12,951	25,563
Additional contingent purchase price	51,134	—	—	—	—	51,134
Impairment loss	—	—	—	—	(10,821)	(10,821)

Balance as of January 28, 2012
Goodwill	110,688	—	6,395	8,859	13,478	139,420
Accumulated impairment losses	(46,942)	—	(6,395)	(8,859)	(11,348)	(73,544)

Net goodwill	63,746	—	—	—	2,130	65,876
Impairment loss	—	—	—	—	—	—

Balance as of February 2, 2013
Goodwill	110,688	—	6,395	8,859	13,478	139,420
Accumulated impairment losses	(46,942)	—	(6,395)	(8,859)	(11,348)	(73,544)

Net goodwill	63,746	—	—	—	2,130	65,876
Impairment loss	—	—	—	—	—	—

Balance as of August 3, 2013 (unaudited)
Goodwill	110,688	—	6,395	8,859	13,478	139,420
Accumulated impairment losses	(46,942)	—	(6,395)	(8,859)	(11,348)	(73,544)

Net goodwill	$63,746	$—	$—	$—	$2,130	$65,876

Identifiable intangible assets of continuing operations are as follows (in thousands):

	Gross Amount	Accumulated Amortization	Net Book Value
Balance as of January 28, 2012:
Amortizable intangible assets:
Customer relationships	$28,363	$(4,978)	$23,385
Indefinite-lived intangible assets:
Trademarks	125,935	—	125,935
Domain name	66	—	66

Total intangible assets	$154,364	$(4,978)	$149,386

	Gross Amount	Accumulated Amortization	Net Book Value
Balance as of February 2, 2013:
Amortizable intangible assets:
Customer relationships	$28,363	$(6,877)	$21,486
Indefinite-lived intangible assets:
Trademarks	124,735	—	124,735
Domain Name	66	—	66

Total intangible assets	$153,164	$(6,877)	$146,287

	Gross Amount	Accumulated Amortization	Net Book Value
Balance as of August 3, 2013 (unaudited):
Amortizable intangible assets:
Customer relationships	$28,363	$(7,827)	$20,536
Indefinite-lived intangible assets:
Trademarks	124,795	—	124,795

Total intangible assets	$153,158	$(7,827)	$145,331

Amortization of identifiable intangible assets for continuing operations was $954, $1,941, and $1,899 for fiscal 2010, fiscal 2011, and fiscal 2012, respectively. Amortization expense for each of the first six months of fiscal 2012 and fiscal 2013 (unaudited) was $950. Amortization expense for each of the fiscal years 2013 to 2017 is expected to be as follows (in thousands):

Future Amortization
2013	$1,899
2014	1,899
2015	1,899
2016	1,899
2017	1,899

Total next 5 years	$9,495

Goodwill consists of the additional purchase consideration paid to the previous owners of Vince, as well as goodwill resulting from our acquisition of Rebecca Taylor. We recognized $10,821 of goodwill impairment in fiscal 2011 due to a decrease in the near-term forecasted EBITDA of Rebecca Taylor. This was primarily due to a delay in expected growth and cost synergies. We utilized a combination of income and market approaches to estimate the fair value of the reporting unit and determine the amount of the impairment. This is considered a Level 3 fair value measure as management forecasts are a significant unobservable input utilized in these approaches. No goodwill impairment charges were recognized as a result of our annual impairment test for fiscal year 2012, and no events occurred in the first six months of fiscal 2013 that would trigger an impairment test to be performed.

Identifiable indefinite-lived intangible assets consist of company owned trademarks and one domain name. Our fiscal 2011 and fiscal 2012 indefinite-lived intangible asset impairment tests resulted in $2,504 and $1,200 of impairment charges, respectively, due to declining results at one of our Juniors wholesale businesses. The fair value of this trademark was determined using the relief from royalty method for both fiscal years. The relief from royalty method calculates fair value using a royalty savings method, which measures the value by estimating cost savings. Key assumptions include revenue projections, royalty rates and discount rates for each trademark being valued. This method utilizes significant unobservable inputs and is therefore considered a Level 3 fair value measure.

During the second quarter of fiscal 2010, we ended our relationship with one of our customers and at the time did not expect any future sales to this customer and therefore recognized an impairment loss of $438.

All impairment charges disclosed above (excluding goodwill) have been recorded in impairment of long-lived assets (excluding goodwill) in the Consolidated Statements of Operations. Definite-lived intangible assets are amortized and tested for impairment if a triggering event occurs during the year. Indefinite-lived intangible assets are not amortized but are tested for impairment annually during the fourth quarter of our fiscal year and in an interim period if a triggering event were to occur during the year. No events occurred in the first six months of fiscal 2013 that would have triggered an impairment test to be performed for our definite-lived and indefinite-lived intangible assets.

It is possible that our estimates of future operating results for certain of our divisions could change adversely and impact the evaluation of the recoverability of the carrying value of intangible assets and that the effect of such changes on our Consolidated Financial Statements could be material. While we believe that the current recorded carrying value of our intangible assets at February 2, 2013 is not impaired, there can be no assurance that a significant non-cash write down or write-off will not be required in the future.

Note 6. Fair Value

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance outlines a valuation framework, creates a fair value hierarchy to increase the consistency and comparability of fair value measurements, and details the disclosures that are required for items measured at fair value. Financial assets and liabilities are to be measured using inputs from three levels of the fair value hierarchy as follows:

Level 1—	quoted market prices in active markets for identical assets or liabilities

Level 2—	observable market-based inputs (quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active) or inputs that are corroborated by observable market data

Level 3—	significant unobservable inputs that reflect our assumptions and are not substantially supported by market data

The following table presents our liabilities measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in thousands). We do not measure any assets at fair value on a recurring basis.

	Fair Value Measurements as of January 28, 2012
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities at fair value:
Contingent consideration for acquisition—Rebecca Taylor	$—	$—	$10,881	$10,881
Contingent consideration for acquisition—Zobha	—	—	585	585
Environmental Remediation obligations	—	—	8,747	8,747

Total liabilities at fair value	$—	$—	$20,213	$20,213

	Fair Value Measurements as of February 2, 2013
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities at fair value:
Contingent consideration for acquisition—Rebecca Taylor	$—	$—	$4,209	$4,209
Contingent consideration for acquisition—Zobha	—	—	54	54
Environmental Remediation obligations	—	—	9,604	9,604

Total liabilities at fair value	$—	$—	$13,867	$13,867

	Fair Value Measurements as of August 3, 2013
	(unaudited)
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities at fair value:
Contingent consideration for acquisition—Rebecca Taylor	$—	$—	$4,665	$4,665
Environmental Remediation obligations	—	—	9,702	9,702

Total liabilities at fair value	$—	$—	$14,367	$14,367

The following table presents changes in Level 3 liabilities for fiscal years 2011 and 2012 (in thousands).

	Rebecca Taylor Contingent Consideration (2)	Zobha Contingent Consideration (2)	Environmental Remediation Obligations (3)	Total
Balance as of January 29, 2011	$9,356	$—	$9,054	$18,410
Acquisition of Zobha	—	945	—	945
Payments	—	—	(220)	(220)
Losses (gains) recognized in earnings(1)	1,525	(360)	(87)	1,078

Balance as of January 28, 2012	10,881	585	8,747	20,213
Payments	(1,928)	—	(311)	(2,239)
(Gains) losses recognized in earnings(1)	(4,744)	(531)	1,168	(4,107)

Balance as of February 2, 2013	4,209	54	9,604	13,867
Payments (unaudited)	—	—	(71)	(71)
(Gains) losses recognized in earnings (unaudited)(1)	456	(54)	169	571

Balance as of August 3, 2013 (unaudited)	$4,665	$—	$9,702	$14,367

(1)	In fiscal years 2011 and 2012, gains of ($1,578) and ($7,162), respectively, were recognized within change in fair value of contingent consideration on our Statement of Operations. We recorded offsetting charges to interest expense of $2,743 and $1,887 in fiscal 2011 and fiscal 2012, respectively, for the accretion of our contingent consideration obligations. We recorded additional interest expense of $456 in the six months ended August 3, 2013 (unaudited) for the accretion of our contingent consideration obligations. We also recorded an additional gain of ($54) within change in fair value of contingent consideration for the six months ended August 3, 2013 (unaudited) due to a decrease in the fair value of our Zobha Contingent Consideration. All adjustments to our environmental remediation obligations were recognized within restructuring, environmental remediation and other charges on our Consolidated Statement of Operations for fiscal 2011, fiscal 2012 and for the first six months of fiscal 2013.
(2)	See Note 2, Business Combinations, for additional discussion pertaining to the valuation of our contingent consideration obligations.
(3)	See Note 15, Commitments and Contingencies, for additional discussion pertaining to the valuation of our environmental remediation obligations.

The recorded amounts of cash, receivables, accounts payable and short-term debt approximate their fair values at January 28, 2012, February 2, 2013, and August 3, 2013 (unaudited) due to the short maturity of these instruments. The estimated fair value of our long-term debt, including both variable-rate and fixed-rate debt, at February 2, 2013 is $737,365, compared to the recorded amount of $761,752. The estimated fair value of our long-term debt, at August 3, 2013 (unaudited) is $398,618, compared to the recorded amount of $386,842. These estimated fair values utilize quoted prices obtained through independent pricing sources for the same or similar types of borrowing arrangements.

Note 7. Short-Term Borrowings

Credit Agreement

On October 19, 2011, Kellwood Company and certain of its domestic subsidiaries, as borrowers (the “Borrowers”), entered into a Credit Agreement (the “Credit Agreement”) with Wells Fargo Bank, National Association, as agent, and lenders from time to time. The Credit Agreement provides the Borrowers with a non-amortizing senior revolving credit facility with aggregate lending commitments of $160,000 (the “Wells Fargo Facility”), reduced to $155,000 by the December 31, 2012 Amendment described below. The Wells Fargo Facility terminates at the earliest to occur of (a) October 19, 2016, (b) 90 days prior to the scheduled December 31, 2014, maturity date of the 12.875% Notes (as defined below) (including any extension effective on or prior to such 90th day prior to such scheduled maturity date) or (c) 90 days prior to the scheduled maturity date of the Cerberus Term Loan (as defined below) (including any extension effective on or prior to such 90th day prior to such scheduled maturity date). The amount which the Borrowers may borrow from time to time under the Wells Fargo Facility is determined on the basis of a borrowing base formula that is a percentage of Kellwood Company and subsidiaries accounts receivable and inventory that meet eligibility criteria specified in the Credit Agreement, but in no case more than the aggregate lending commitments of the participating lenders. All borrowings under the Wells Fargo Facility bear interest at a rate per annum equal to an applicable margin (ranging from 2.5%-3.0% per annum for LIBOR Revolver Loans (as defined in the Credit Agreement) and 1.25%-1.75% for Base Rate Loans (as defined in the Credit Agreement) based on average availability under the Credit Agreement) plus, at the Borrowers’ election, LIBOR or a Base Rate as defined in the Credit Agreement. In addition to paying interest, the Borrowers will pay a periodic commitment fee to the lenders under the Credit Agreement based on the amount of unused availability under the borrowing base formula. The Wells Fargo Facility is secured by a first-priority security interest in substantially all of the assets of the Borrowers, principally consisting of accounts receivable, inventory, and intellectual property. The Credit Agreement contains certain customary representations, warranties, provisions and restrictions. The Credit Agreement requires that the Borrowers maintain a fixed charge coverage ratio of at least 1:1 during any Covenant Testing Period (as defined in the Credit Agreement) which is triggered when excess availability is below 12.5% of the aggregate commitments under the Wells Fargo Facility (the “Covenant Testing Trigger Date”). The fixed charge ratio is defined as the ratio of Consolidated EBITDA (as defined in the Credit Agreement) (with certain addbacks as defined in the Credit Agreement for certain restructuring charges, startup losses in newly developed brands, costs incurred in certain acquisitions, management fees, as well as certain other costs and charges) minus capital expenditures and certain distributions; to fixed charges, defined as consolidated net interest expense paid or payable in cash, scheduled principal payments on debt in cash and certain earnout payments paid in cash up to a certain amount, calculated over the trailing four fiscal quarters. If the covenants are not met, a cash dominion period will go into effect whereby the agent has the ability to direct the disposition of the balances in controlled deposit accounts. The cash dominion period will expire when availability is over 12.5% of the aggregate commitments under the Wells Fargo Facility for a period of 90 consecutive days.

On March 23, 2012, the Credit Agreement was amended to modify the Covenant Testing Period such that it is now triggered when excess availability is below $5,000 and triggered the cash dominion period, as defined in the Credit Agreement. This amendment was entered into in consideration for a guaranty of payment of obligations under the Credit Agreement and a $20,000 letter of credit to the benefit of Wells Fargo Bank, National Association, as agent, issued by an affiliate of Sun Capital Partners, Inc.

On April 20, 2012, the Credit Agreement was amended to extend the modification to the Covenant Testing Period to be in effect until March 21, 2014 unless the guaranty described above is no longer in effect or the full face amount of the letter of credit described above is no longer available to be drawn. The guaranty will be released, the letter of credit returned and the trigger for the Covenant Testing Period will return to the pre-amendment level when availability is above $35,000 for 90 consecutive days and is projected to remain above $25,000 through the remaining term of the Credit Agreement. This amendment also provided for the consent of the Wells Fargo Facility lenders to the additional loans under the Sun Term Loan Agreements (as defined in Note 8).

On December 31, 2012, the Credit Agreement was amended to obtain consent to the sale of the Royal Robbins business, to release Royal Robbins as a Borrower and/or Obligor under the Credit Agreement, and to release the agent’s lien on the assets of Royal Robbins. Additionally, the first $10,000 of the net cash proceeds arising from the cash purchase price paid at closing (excluding any escrow amount) were to be applied to the Cerberus Term Loan (Note 8) and the remaining portion to be remitted to the Wells Fargo Facility. This amendment also resulted in a permanent reduction to availability of $5,000.

At February 2, 2013, the maximum capacity on the Wells Fargo Facility was $110,838 and there were borrowings outstanding and letters of credit outstanding of $79,783 and $13,304, respectively. At August 3, 2013, the maximum capacity on the Wells Fargo Facility was $146,646 and there were borrowings outstanding and letters of credit outstanding of $115,601 and $12,569, respectively. At February 2, 2013 and August 3, 2013 (unaudited) availability under the Wells Fargo Facility was $17,751 and $18,476, respectively. Kellwood Company was in compliance with all provisions as of all periods presented.

BMO Facility

On September 12, 2011 Kellwood Company, as borrower, and certain of its domestic subsidiaries, as guarantors, entered into a Loan Authorization Agreement with BMO Harris Financing, Inc. and Bank of Montreal, as lender, (the “BMO Facility”) for a revolving credit facility up to a maximum credit line of $14,900 (the “BMO Obligations”). The BMO Facility was guaranteed by an affiliate of Sun Capital Partners, Inc. and was subordinated in payment and security interest to the Amended and Restated Credit Facility, the 12.875% Notes, the Term A Obligations, the Term B Obligations, the Term C Obligations and the Term D Obligations (all as defined below). Interest accrued on the BMO Obligations at a rate equal to the greater of (i) the Reference Bank’s Prime Rate plus 2% per annum or (ii) LIBOR plus 4.75% per annum. Such interest was to be paid quarterly either in cash or with PIK Interest, at our option. The BMO Obligations were payable on demand with a 10-day grace period and was used for liquidity, working capital and other general corporate purposes.

On October 19, 2011, Kellwood Company terminated the BMO Facility and the Amended and Restated Credit Facility and entered into certain debt agreements further described above. As a result of the termination, Kellwood Company incurred a $1,747 non-cash charge recorded in interest expense, net, related to the write-off of deferred debt issuance costs of the Amended and Restated Credit Facility.

Note 8. Long-Term Debt

Long-term debt, net of applicable discounts or premiums, consisted of the following at January 28, 2012, February 2, 2013 and August 3, 2013 (in thousands):

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Sun Promissory Notes	$520,536	$319,926	$—
Sun Capital Loan Agreement	84,756	71,508	—
Cerberus Term Loan	55,000	45,431	45,660
Term A Obligations	15,604	17,252	18,118
Term B Obligations	24,884	27,507	28,889
Term C Obligations	16,231	17,945	18,846
Term D Obligations	10,488	11,595	12,177
Term E Obligations	—	5,601	5,937
Term F Obligations	—	27,344	28,989
Term G Obligations	—	—	5,059
12.875% 2009 Debentures due December 31, 2014	130,471	139,378	143,962
7.625% 1997 Debentures due October 15, 2017	76,180	78,054	78,991
3.5% 2004 Convertible Debentures due June 15, 2034	204	211	214

Total long-term debt	$934,354	$761,752	$386,842

Sun Promissory Notes

On May 2, 2008, AHC entered into a $225,000 Senior Subordinated Promissory Note and a $75,000 Senior Subordinated Promissory Note with Sun Kellwood Finance, LLC (“Sun Kellwood Finance”), an affiliate of Sun Capital Partners, Inc.. We collectively refer to these notes as our “Sun Promissory Notes”. The unpaid principal balance of the notes accrue interest at 15% per annum until the maturity date of October 15, 2011, at which point any unpaid principal balance of the notes shall accrue interest at a rate of 17% per annum until the notes are paid in full. All interest which is not paid in cash on or before the last day of each calendar month are deemed paid in kind and added to the principal balance of the notes unless an election is made otherwise.

On July 19, 2012, AHC amended the Sun Promissory Notes to extend the maturity date to October 15, 2016 and reduce the interest rate to 12% per annum until maturity, at which point any unpaid principal balance of the notes shall accrue interest at a rate of 14% per annum until the notes are paid in full.

On December 28, 2012, Sun Kellwood Finance waived all interest capitalized and accrued under the notes prior to July 19, 2012. As both parties are under the common control of Sun Capital, this transaction resulted in a capital contribution of $270,852 which was recorded as an adjustment to additional paid in capital on our Consolidated Balance Sheet as of February 2, 2013.

On June 18, 2013, Sun Kellwood Finance assigned all title and interest in the Sun Promissory Notes to Sun Cardinal, LLC (“Sun Cardinal”). Immediately following the assignment, Sun Cardinal contributed all outstanding principal and interest due under these notes as of June 18, 2013 to the capital of AHC. As both parties are under common control of Sun Capital, this transaction resulted in a capital contribution of $334,595, which was recorded as an adjustment to AHC’s additional paid in capital on the Consolidated Balance Sheet at August 3, 2013 (unaudited).

Sun Capital Loan Agreement

AHC is party to a Loan Authorization Agreement, originally dated February 13, 2008, by and between AHC (as the successor entity to Cardinal Integrated, LLC), SCSF Kellwood Finance, LLC (“SCSF Finance”) and Sun Kellwood Finance (as successors to Bank of Montreal) for a $72,000 line of credit, and $69,485 principal balance, which we refer to as the “Sun Capital Loan Agreement”. Under the terms of this agreement, as amended from time to time, interest accrues at a rate equal to the rate per annum announced by the Bank of Montreal, Chicago, Illinois, from time to time as its prime commercial rate, or equivalent, for U.S. dollar loans to borrowers located in the U.S. plus 2%. Interest on the loan is due by the last day of each fiscal quarter and is payable either in immediately available funds on each interest payment date or by adding such interest to the unpaid principal balance of the loan on each interest payment date. The original maturity date of the loan was August 6, 2009. On July 19, 2012, the maturity date of the loan was extended to August 6, 2014.

On December 28, 2012, Sun Kellwood Finance and SCSF Finance waived all interest capitalized and accrued under the loan authorization agreement prior to July 19, 2012. As all parties are under the common control of Sun Capital, this transaction resulted in a capital contribution of $18,249, which was recorded as an adjustment to additional paid in capital on our Consolidated Balance Sheet as of February 2, 2013.

On June 18, 2013, Sun Kellwood Finance and SCSF Finance assigned all title and interest in the note under the Sun Capital Loan Agreement. Immediately following the assignment, Sun Cardinal contributed all outstanding principal and interest due under this note as of June 18, 2013 to the capital of AHC. As all parties are under common control of Sun Capital, this transaction resulted in a capital contribution of $72,932, which was recorded as an adjustment to AHC’s additional paid in capital on the Consolidated Balance Sheet at August 3, 2013 (unaudited).

Term Loan Agreement

On October 19, 2011, Kellwood Company and certain of its domestic subsidiaries, as borrowers (the “Borrowers”), entered into a Term Loan Agreement (the “Term Loan Agreement”) with Cerberus Business Finance, LLC (the “Agent”), as agent and the lenders from time to time party thereto. The Term Loan Agreement provides the Borrowers with a non-amortizing secured Cerberus Term Loan in an aggregate amount of $55,000 (the “Cerberus Term Loan”). The Cerberus Term Loan terminates at the earliest to occur of (a) October 19, 2015, (b) the date on which the Wells Fargo Facility (as defined above in Note 7 to the Consolidated Financial Statements) has been paid in full and all commitments thereunder have been terminated or (c) 60 days prior to the scheduled December 31, 2014, maturity date of our 12.875% Notes (as defined below) (including any extensions thereof agreed to after October 19, 2011). All borrowings under the Cerberus Term Loan bear interest, from the date of the agreement until the effective date of the amendment described below at a rate per annum equal to an applicable margin (10.25% per annum for LIBOR Rate Loans (as defined in the Term Loan Agreement) and 7.75% for Reference Rate Loans (as defined in the Term Loan Agreement)) plus, at the Borrowers’ election, LIBOR or a Reference Rate as defined in the Term Loan Agreement. The Cerberus Term Loan is secured by a security interest in substantially all of the assets of the Borrowers, principally consisting of accounts receivable, inventory and intellectual property, which security interest is contractually subordinated to security interests of the lenders under the Credit Agreement. The Term Loan Agreement contains certain customary representations, warranties, provisions and restrictions. The Term Loan Agreement requires that the Borrowers maintain a fixed charge coverage ratio as of each fiscal quarter end prior to the effective date of the amendment described below of at least 1:1. The fixed charge ratio is defined as the ratio of Consolidated EBITDA (as defined in the December 31 amendment to the Term Loan Agreement as described below ) (with certain addbacks as defined in the amended Term Loan Agreement for certain restructuring charges, startup losses in newly developed brands, costs incurred in certain acquisitions, as well as certain other costs and charges) minus capital expenditures and certain distributions and management fees; to fixed charges, defined as consolidated net interest expense paid or payable in cash, scheduled principal payments on debt in cash and certain earnout payments paid in cash, excluding earnout payments related to the Company’s Vince brand for the 2011 fiscal year, up to a certain amount, calculated over the trailing four fiscal quarters. The Term Loan Agreement also requires that the Borrowers maintain a leverage ratio as defined in the Term Loan Agreement and ranging from 2.85:1-4.25:1 during the life of the Cerberus Term Loan prior to the effective date of the amendment described below. The leverage ratio is defined as the ratio of indebtedness secured by a lien on any collateral (including the debt under the Credit Agreement and Cerberus Term Loan, but excluding the debt under the Sun Term Loan Agreements (as defined below) and the 12.875% Notes (as defined below)), divided by Consolidated EBITDA (as defined in the December 31 amendment to the Cerberus Term Loan described below) for the trailing four fiscal quarters.

On January 26, 2012, Kellwood Company obtained a waiver to the Cerberus Term Loan until the end of the first quarter of fiscal 2012 (the “Waiver Period”), as it anticipated not being in compliance with the fixed charge coverage ratio and the leverage ratio covenants as of January 28, 2012. In conjunction with this waiver, we paid the Agent a $75 waiver fee and an affiliate of Sun Capital Partners, Inc. provided the Agent with a $10,000 letter of credit. The waiver required the parties to the Cerberus Term Loan to work in good faith during the Waiver Period to amend the financial covenants set forth in the Cerberus Term Loan at levels mutually acceptable to all parties.

On April 20, 2012 Kellwood Company entered into Consent and Amendment No. 1 to the Cerberus Term Loan. This amendment provided for the consent of the Cerberus Term Loan lenders to the additional term loans under the Sun Term Loan Agreement (as defined below), the release of the $10,000 letter of credit noted above and the delivery of audited fiscal 2011 financial statements within 97 days of fiscal year-end. This amendment increased the applicable margins for borrowings under the Cerberus Term Loan which will bear interest from and after the effective date of the amendment at a rate per annum equal to an applicable margin (ranging from 10.75%-11.25% per annum for LIBOR Rate Loans (as defined in the Cerberus Term Loan) and 8.25%-8.75% for Reference Rate Loans (as defined in the Cerberus Term Loan) based on leverage and income tests under the Cerberus Term Loan) plus, at the Borrowers’ election, LIBOR or a Reference Rate as defined in the Cerberus Term Loan. The amendment also provided for a portion of such interest equal to 1% per annum to be paid-in-kind and added to the principal amount of such term loans. The amendment also modified the financial covenant levels required to be maintained by the Borrowers beginning with the second quarter of fiscal 2012 for each financial covenant. The Cerberus Term Loan, as amended, requires that the Borrowers maintain a fixed charge coverage ratio as of each fiscal quarter end (beginning with the second quarter of fiscal 2012) ranging from 0.14:1-1.28:1 during the life of the Cerberus Term Loan. The Cerberus Term Loan, as amended, also requires that the Borrowers maintain a leverage ratio as defined in the Cerberus Term Loan and ranging from 2.44:1-7.77:1 during the life of the Cerberus Term Loan (beginning with the second quarter of fiscal 2012). The minimum fixed charge coverage ratios for the second, third and fourth quarters of fiscal 2012 were 0.14:1, 0.41:1 and 0.67:1, respectively. The minimum fixed charge coverage ratios for 2013 are 0.89:1, 1.24:1, 1.28:1, and 1.22:1 for the first through fourth quarters, respectively. Subsequent to 2013, the minimum fixed charge coverage ratio remains at 1.22:1 as of the last day of each fiscal quarter. The maximum leverage ratios for the second, third and fourth quarters of fiscal 2012 were 7.77:1, 5.71:1 and 3.51:1, respectively. The maximum leverage ratios for 2013 are 3.47:1, 358:1, 3.08:1, and 2.44:1 for the first through fourth quarters, respectively. Subsequent to 2013, the maximum leverage ratio remains at 2.44:1 as of the last day of each fiscal quarter. At February 2, 2013 Kellwood Company was in compliance with all provisions of the amended Cerberus Term Loan.

On December 31, 2012, Kellwood Company amended the Cerberus Term Loan to obtain consent to the sale of the Royal Robbins business, to release Royal Robbins, LLC as a Borrower and/or Obligor under the Cerberus Term Loan, and to release the agent’s lien on the assets of Royal Robbins. This amendment required the prepayment of the obligations under the Cerberus Term Loan in an amount not less than $10,000 from a portion of the proceeds from the sale of Royal Robbins with the remaining funds to be remitted to the Wells Fargo Facility (as defined in Note 7 to the Consolidated Financial Statements). This amendment also redefined the definition Consolidated EBITDA to allow for certain additional addbacks.

On May 3, 2013, Kellwood Company amended the Cerberus Term Loan in anticipation of not being in compliance with the fixed charge coverage ratio covenant during the 2013 fiscal year. This amendment modified the definition of the fixed charge coverage ratio to allow us to exclude certain types of capital expenditures in the calculation of the minimum fixed charge coverage ratio for the second, third, and fourth quarters of fiscal 2013, not to exceed $7,500 in total. Additionally, this amendment modified the minimum fixed charge coverage ratios for the second, third, and fourth quarters of fiscal 2013 to be 1.10:1, 1.175:1, and 1.25:1, respectively. The minimum fixed charge coverage ratio for all fiscal quarters subsequent to 2013 was modified to be 1.25:1. On June 28, 2013 (unaudited), Cerberus and Kellwood Company entered into a consent to the Cerberus Term Loan with respect to AHC’s incurrence of the Term G Loan under the Sun Term Loan B/C/D/E/F/G Agreement. Kellwood Company anticipates that it will be in compliance with all provisions of the amended Cerberus Term Loan during fiscal 2013.

Term A/B/C/D/E/F/G Obligations

On October 19, 2011, Kellwood Company and certain of its domestic subsidiaries, as borrowers (the “Borrowers”), affiliates of Sun Capital Partners, Inc., as lenders, and Sun Kellwood Finance, LLC, as collateral agent, entered into (a) the Amended and Restated Term A Loan Agreement (the “Term A Loan Agreement”) and (b) the Third Amended and Restated Term Loan (the “Term B/C/D Loan Agreement”, and together with the Term A Loan Agreement, the “Sun Term Loan Agreements”).

The Term A Loan Agreement serves to amend and restate in its entirety the Term Loan dated July 23, 2009, as previously amended (the “Prior Term A Agreement”) pursuant to which the lenders made certain Term A loans with an original principal amount of $12,168, the proceeds of which were used by the Borrowers to fund payment of the principal amounts outstanding, plus accrued and unpaid interest on the 7.875% 1999 Debentures due July 15, 2009 that were not tendered as part of the exchange offer for the 12.875% Notes.

The Term B/C/D Loan Agreement serves to amend and restate in its entirety the Second Amended and Restated Term Loan dated as of August 5, 2011 (as amended, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Prior Term B/C/D Agreement”) pursuant to which the lenders made certain (i) Term B loans with an original principal amount of $22,393 issued on January 4, 2011, the proceeds of which were used by the Borrowers solely to finance the acquisition of Rebecca Taylor, (ii) Term C loans with an original principal amount of $14,900 issued on March 18, 2011, the proceeds of which were used to fund working capital, capital expenditures and other general corporate purposes of the Borrowers and (iii) Term D loans with an original principal amount of $10,000 issued on August 5, 2011, the proceeds of which were used to fund all or any part of the purchase price or cost of design, construction, installation or improvement or lease of property (real or personal), plant or equipment (whether through the direct acquisition of such assets or the acquisition of capital stock of any person owning such assets) used in the business of the Borrowers.

The primary reason for entering into the Sun Term Loan Agreements was to conform the major non-economic terms of such agreements, including the representations, warranties and covenants, to those of the Credit Agreement and the Cerberus Term Loan. The Sun Term Loan Agreements were also amended to provide a termination date of the earlier of (i) January 19, 2017 or (ii) the date on which the Cerberus Term Loan has been terminated; provided that, if the Cerberus Term Loan is extended, the stated maturity date set forth in (i) above shall be extended by a period of the same duration. The Sun Term Loan Agreements were amended such that the Sun Term Loan Agreements bear interest at 10% per annum (or 12% per annum in the case of the Term E loans, the Term F loans and the Term G loans described below) that will be added to the principal amounts of the Sun Term Loans. If the availability under the Credit Agreement is not less than $45,000, Kellwood Company may pay interest at a rate of 5% per annum in cash with respect to the Term A, B, C and D Loans and at a rate of 6% per annum in cash with respect to the Term E, F, and G Loans. The Sun Term Loan Agreements are secured by a security interest in substantially all of the assets of the Borrowers, which security interest is contractually subordinated to the security interests of the lenders under the Credit Agreement and the Cerberus Term Loan. The Sun Term Loan Agreements contain certain customary representations, warranties, provisions and restrictions substantially similar to the Credit Agreement and Cerberus Term Loan.

On April 20, 2012, Kellwood Company entered into an amendment and restatement of each of the Sun Term Loan Agreements. The Term B/C/D Loan Agreement was amended and restated in order to (i) provide for new Term E loans with an original principal amount of $5,100, the proceeds of which were used to finance costs and expenses and earnout payments in respect of certain acquisitions consummated by the Borrowers prior to the date of the Term E loans, (ii) provide for new Term F loans with an original principal amount of $24,900, the proceeds of which were used to fund working capital, capital expenditures and other general corporate purposes of the Borrowers, and (iii) to conform to the changes made to the Credit Agreement and the Cerberus Term Loan. The primary reason for entering into the amendment and restatement of the Term A Loan Agreement was to conform to the changes made to the Credit Agreement, the Cerberus Term Loan and the Term B/C/D Loan Agreement. On June 28, 2013 (unaudited), Kellwood Company entered into an amendment and restatement of the Sun Term Loan B/C/D/E/F Agreement in order to (i) provide for new Term G loans with an original principal amount of $5,000, the proceeds of which were used to fund working capital, capital expenditures and other general corporate purposes of the Borrowers and (ii) to conform to the changes made to the Credit Agreement and the Cerberus Term Loan. The Term E loans, the Term F loans and the Term G loans bear interest at 12% per annum that will be added to the principal amounts of such loans. If the availability under the Credit Agreement is not less than $45,000, Kellwood Company may pay interest at a rate of 6% per annum in cash. No cash interest has been paid on the Sun Term Loan Agreements.

12.875% Notes

Interest on the 12.875% 2009 Debentures due December 31, 2014 (the “12.875% Notes”) is paid (a) in cash at a rate of 7.875% per annum payable in January and July; and (b) in the form of PIK interest at a rate of 5% per annum (“PIK Interest”) payable either by increasing the principal amount of the outstanding 12.875% Notes, or by issuing additional 12.875% Notes with a principal amount equal to the PIK Interest accrued for the interest period. The 12.875% Notes are guaranteed by various of Kellwood’s subsidiaries on a secured basis, which security interest is contractually subordinated to security interests of lenders under the Credit Agreement, the Cerberus Term Loan and the Sun Term Loan Agreements. The 12.875% Notes contain certain customary provisions that, among other things, limit the ability to incur additional indebtedness, make certain restricted payments, dispose of assets or redeem or repurchase capital stock or prepay subordinated indebtedness.

Retirement of 7.625% Notes

On April 15, 2010, Kellwood Company repurchased $29,704 in aggregate principal amount of the 7.625% 1997 Debentures due October 15, 2017 (the “7.625% Notes”) from an affiliate of Sun Capital Partners, Inc. for $9,060 in cash. The repurchased 7.625% Notes were then retired. Approximately $86,953 in aggregate principal amount of 7.625% Notes remain outstanding following the repurchase. Interest is payable in April and October. The extinguishment resulted in a gain of $15,912 during fiscal 2010.

Principal amounts of the notes payable and long-term debt outstanding at February 2, 2013 include the following (in thousands):

	Outstanding Principal	Capitalized PIK Interest	Total	Less: Discount	Amount per Consolidated Balance Sheet
Sun Promissory Notes	$300,000	$19,926	$319,926	$—	$319,926
Sun Capital Loan Agreement	69,485	2,023	71,508	—	71,508
Cerberus Term Loan	45,000	431	45,431	—	45,431
Term A Obligations	12,168	5,084	17,252	—	17,252
Term B Obligations	22,393	5,114	27,507	—	27,507
Term C Obligations	14,900	3,045	17,945	—	17,945
Term D Obligations	10,000	1,595	11,595	—	11,595
Term E Obligations	5,100	501	5,601	—	5,601
Term F Obligations	24,900	2,444	27,344	—	27,344
12.875% 2009 Debentures due December 31, 2014	120,590	22,598	143,188	(3,810)	139,378
7.625% 1997 Debentures due October 15, 2017	86,953	—	86,953	(8,899)	78,054
3.5% 2004 Convertible Debentures due June 15, 2034	200	11	211	—	211

Total long-term debt outstanding	$711,689	$62,772	$774,461	$(12,709)	$761,752

Principal amounts of the notes payable and long-term debt outstanding at August 3, 2013 (unaudited) include the following (in thousands):

	Outstanding Principal	Capitalized PIK Interest	Total	Less: Discount	Amount per Consolidated Balance Sheet
Cerberus Term Loan	$45,000	$660	$45,660	$—	$45,660
Term A Obligations	12,168	5,950	18,118	—	18,118
Term B Obligations	22,393	6,496	28,889	—	28,889
Term C Obligations	14,900	3,946	18,846	—	18,846
Term D Obligations	10,000	2,177	12,177	—	12,177
Term E Obligations	5,100	837	5,937	—	5,937
Term F Obligations	24,900	4,089	28,989	—	28,989
Term G Obligations	5,000	59	5,059	—	5,059
12.875% 2009 Debentures due December 31, 2014	120,590	26,178	146,768	(2,806)	143,962
7.625% 1997 Debentures due October 15, 2017	86,953	—	86,953	(7,962)	78,991
3.5% 2004 Convertible Debentures due June 15, 2034	200	14	214	—	214

Total long-term debt outstanding	$347,204	$50,406	$397,610	$(10,768)	$386,842

Note 9. Leases

We lease substantially all of our office space, distribution facilities, retail stores and certain machinery and equipment under operating leases having remaining terms up to twelve years, excluding renewal terms. Most of our real estate leases contain covenants that require us to pay real estate taxes, insurance, and other executory costs. Certain of these leases require contingent rent payments, kick-out clauses and/or opt-out clauses, based on the operating results of the retail operations utilizing the leased premises. Rent under leases with scheduled rent changes or lease concessions are recorded on a straight-line basis over the lease term. Rent expense under all operating leases of our continuing operations was $15,620, $15,004 and $18,040 for fiscal 2010, fiscal 2011, and fiscal 2012, respectively.

The future minimum lease payments under operating leases at February 2, 2013 were as follows (in thousands):

Operating
2013	$16,376
2014	15,667
2015	12,349
2016	10,866
2017	8,956
Thereafter	30,081

Total minimum lease payments	$94,295

Future minimum lease payments are not reduced for expected sublease rental income of approximately $275.

Note 10. Retirement Benefits

We sponsor or contribute to various defined contribution retirement benefit and savings plans covering substantially all employees. Total retirement benefits expense was $620, $258, and $168, for fiscal 2010, fiscal 2011, and fiscal 2012, respectively.

Note 11. Share-Based Compensation

Apparel Holding Corp.

AHC does not have convertible equity or convertible debt securities, any of which could result in share-based compensation expense.

Kellwood Company

Kellwood Company has convertible equity securities that result in recognition of share-based compensation expense. On June 30, 2010, the Board of Directors approved the 2010 Stock Option Plan of Kellwood Company (the “Plan”). The Plan provides for the grant of options to acquire up to 100,000 shares of non-voting common stock (“Stock”) of Kellwood Company. The shares used may be newly issued shares or treasury shares. As of February 2, 2013, 24,500 shares from the Plan remain available for grants.

Kellwood Company granted options to purchase a total of 58,500 and 10,000 shares of Stock to key executives of Kellwood Company during the fiscal years ended February 2, 2013 and January 28, 2012, respectively. The options granted (i) vest in five equal installments on the first, second, third, fourth, and fifth anniversary of the grant date, subject to the employee’s continued employment, (ii) expire on the earlier of the tenth anniversary of the grant date or upon termination of employment by the company for cause, and (iii) become exercisable upon termination or a liquidity event, as defined by the Plan.

The fair value of stock options granted in fiscal 2012 was determined at the grant date using a Black-Scholes model, which requires us to make several significant assumptions including risk-free interest rate, volatility, expected term, and discount factors for shareholders in a privately-held company. The estimated term of 6.5 years for these options was developed using a simplified method permitted by SEC Staff Accounting Bulletin Topic 14: Share-Based Payment, available for companies with “plain-vanilla” options and have limited historical exercise data. Our selected volatility rate of 55.0% was estimated using both: (i) volatility reported by companies comparable to Kellwood Company with publicly-traded stock, and (ii) calculated volatility of companies comparable to Kellwood Company with publicly-traded stock using historical stock prices. We applied a cumulative discount factor to the price per share of 36.25% to adjust for the lack of marketability of the shares, as well as the impact of the shares representing a minority interest in a privately-held company. Our estimates were developed using market data for companies comparable to Kellwood Company and empirical studies regarding the impact on the value of private-company shares resulting from transfer restrictions. Finally, the risk-free rate of 0.85% is based upon the U.S. Treasury five year yield curve. At the grant date, the options granted in fiscal year 2012 had a weighted average fair value of $43.01 per share.

The fair value of stock options granted in fiscal 2011 was determined at the grant date using a probability-weighted expected return method model, which requires us to make several significant assumptions including long-term EBITDA growth rates, future enterprise value, discount rates, and timing and probability of a future liquidity event. This methodology was selected based on our capital structure and forecasted operational performance at the time of the valuation. At the grant date, the options granted in fiscal year 2011 had a weighted average fair value of $0.46 per share. Prior to 2012, our estimates of future enterprise value for Kellwood Company as compared to the value of Kellwood Company’s debt obligations precluded us from using a closed-form model (including a Black-Scholes formula) to estimate the fair value of our stock options. Due to more favorable operating results in the current year, which are expected to continue into future periods, we believe that the Black-Scholes formula provides a more refined estimate of the value of our stock options, in consideration of our current capital structure and estimates of future operating performance. A change in option-pricing model is not considered a change in accounting principle.

A summary of stock option activity is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 29, 2011	81,000	$1.00
Granted	10,000	$1.00
Exercised	—
Forfeited or expired	(55,000)	$1.00

Outstanding at January 28, 2012	36,000	$1.00	8.7

Vested or expected to vest at January 28, 2012	36,000	$1.00	8.7
Exercisable at January 28, 2012	—	—
Outstanding at January 28, 2012	36,000	$1.00
Granted	58,500	$137.98
Exercised	—
Forfeited or expired	(19,000)	$1.00

Outstanding at February 2, 2013	75,500	$107.14	7.0

Vested or expected to vest at February 2, 2013	75,500	$107.14	7.0
Exercisable at February 2, 2013	—	—

We recognized $65 and $367 of compensation expense in selling, general, and administrative expense in the Consolidated Statement of Operations for fiscal years ended January 28, 2012 and February 2, 2013, respectively. At February 2, 2013, there was $2,011 of unrecognized compensation costs that will be recognized over a remaining weighted average period of 3.3 years.

Note 12. Stockholders’ Equity

We currently have authorized for issuance 1,200,000 shares of our Voting Common Stock, par value of $0.001 per share. As of January 28, 2012 and February 2, 2013 we had 918,924.91 shares issued and outstanding. We currently have authorized for issuance 1,700,000 shares of our Non-Voting Common Stock, par value of $0.001 per share. As of January 28, 2012 and February 2, 2013 we had 193.09 shares issued and outstanding. All voting common shares issued and outstanding are held by affiliates of Sun Capital. All non-voting common shares issued and outstanding are owned by H.I.G. Sun Partners, Inc.

Both classes of common shares have identical terms and liquidation preferences, except for voting rights. Accordingly, they are treated as substantially identical for purposes of computing earnings per share.

We have not paid dividends, and our current ability to pay such dividends is restricted by the terms of our debt agreements. Our future dividend policy will be determined on a yearly basis and will depend on earnings, financial condition, capital requirements, and certain other factors. We do not expect to declare dividends with respect to our common stock in the foreseeable future.

Note 13. Earnings Per Share

The numerator for both basic and diluted earnings (loss) per share is Net loss. The denominator for basic and diluted earnings (loss) per share is the weighted-average number of common shares outstanding during the period. There are no dilutive equity securities issued or outstanding.

The following is a reconciliation of basic shares to diluted shares:

	January 29, 2011	January 28, 2012	February 2, 2013
Weighted-average shares—basic	919,118	919,118	919,118
Effect of dilutive equity securities—none	—	—	—

Weighted-average shares—diluted	919,118	919,118	919,118

For fiscal 2010, fiscal 2011, and fiscal 2012, there were no potential common shares excluded from diluted earnings per share.

There are no differences in the dividend and liquidation preferences or participation rights of the Voting Common Stock and Non-Voting Common Stock shares.

Note 14. Income Taxes

The provision (benefit) for income taxes for continuing operations consists of the following (in thousands):

	2010	2011	2012
Current:
Domestic:
Federal	$(1,045)	$100	$(1,568)
State	754	7	927
Foreign	318	247	394

Total current	27	354	(247)
Deferred:
Domestic:
Federal	2,094	2,120	1,228
State	1,191	670	(275)
Foreign	195	257	2

Total deferred	3,480	3,047	955

Total provision for income taxes	$3,507	$3,401	$708

The sources of (loss) income before provision for income taxes are (in thousands):

	2010	2011	2012
United States	$(85,780)	$(129,208)	$(105,824)
Foreign	1,200	1,323	876

Total	$(84,580)	$(127,885)	$(104,948)

Current income taxes are the amounts payable under the respective tax laws and regulations on each year’s earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate (including impairment of long-lived assets and restructuring, environmental remediation and other charges) is as follows:

	2010	2011	2012
Statutory rate	(35.0%)	(35.0%)	(35.0%)
State taxes, net of federal benefit	(0.9%)	(1.7%)	(1.4%)
Foreign tax rate differential	0.3%	0.7%	(0.3%)
Tax reserve adjustment	(0.5%)	(0.2)%	(0.8%)
Nondeductible interest	28.1%	22.3%	22.9%
Valuation allowances	12.3%	16.5%	15.2%
Other	(0.2%)	0.1%	0.1%

Total	4.1%	2.7%	0.7%

Deferred income tax assets and liabilities for continuing operations consisted of the following (in thousands):

	January 28, 2012	February 2, 2013
Deferred tax assets:
Depreciation and amortization	$26,416	$29,948
Employee related costs	2,803	5,781
Allowance for asset valuations	2,212	2,718
Accrued expenses	5,278	6,110
Net operating losses	54,831	67,419
Other	5,800	5,171

Total deferred tax assets	97,340	117,147
Less: Valuation allowances	(81,502)	(105,616)

Net deferred tax assets	15,838	11,531

Deferred tax liabilities:
Depreciation and amortization	(13,133)	(13,901)
Long-term debt	(14,861)	(10,534)
Other	(50)	(270)

Total deferred tax liabilities	(28,044)	(24,705)

Net deferred tax liabilities	$(12,206)	$(13,174)

Included in:
Prepaid expenses and other current assets	$170	$114
Other assets	93	146
Deferred income taxes and other	(12,469)	(13,434)

Net deferred income tax liabilities	$(12,206)	$(13,174)

As of February 2, 2013, various federal, state and foreign net operating losses were available for carryforward to offset future taxable income. Substantially all of these net operating losses will expire between 2029 and 2033. A full valuation allowance was placed on the U.S. net deferred tax assets during fiscal 2009 due to the fact that there was not sufficient positive evidence to outweigh the existing negative evidence that we would be able to utilize these net operating loss carryforwards, primarily our historical pretax losses. In addition, a deemed change of ownership occurred under Section 382 of the U.S. tax code resulting in $112,258 of net operating losses, as well as certain built in losses, to be subject to an annual limitation of $0. Since the realization of these benefits is remote, the associated deferred tax assets have been written down to zero. The total valuation allowance on deferred tax assets for continuing operations increased by $27,550 and $24,114 in the years ended January 28, 2012 and February 2, 2013, respectively.

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent such earnings are currently expected to be permanently reinvested abroad. We do not currently consider any undistributed foreign earnings to be permanently reinvested abroad as of February 2, 2013.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows (in thousands):

	2010	2011	2012
Beginning balance	$14,836	$16,296	$11,057
Increases for tax positions in current year	2,113	1,098	2,199
Increases for tax positions in prior years	1,174	159	52
Decreases for tax positions in prior years	(298)	(5,500)	(102)
Settlements	(417)	(937)	(2,105)
Lapse in statute of limitations	(1,112)	(59)	(1,723)

Ending balance	$16,296	$11,057	$9,378

As of January 28, 2012 and February 2, 2013, unrecognized tax benefits in the amount of $8,817 and $5,305 (net of tax), respectively, would impact our effective tax rate if recognized. We reached a settlement with a local tax jurisdiction resulting in a reduction to our gross unrecognized tax benefits of $3,023 during the six months ended August 3, 2013 (unaudited). However, there was no impact to the tax provision. It is reasonably possible that within the next 12 months we could settle some ongoing audits with various taxing jurisdictions and/or we could have the statute of limitations expire in various jurisdictions. Should these events occur, our unrecognized tax benefits could be reduced by up to $2,500.

We include accrued interest and penalties on underpayments of income taxes in our income tax provision. As of January 28, 2012 and February 2, 2013, we had interest and penalties accrued on our Consolidated Balance Sheets in the amount of $5,929 and $3,898, respectively. Net interest and penalty provisions of $478, $1,401, and $600 were recognized in our Consolidated Statements of Operations for fiscal 2010, fiscal 2011, and fiscal 2012, respectively. Interest is computed on the difference between the tax position recognized net of any unrecognized tax benefits and the amount previously taken or expected to be taken in our tax returns.

All amounts above related to unrecognized tax benefits include continuing and discontinued operations.

We are no longer subject to examination for U.S. federal income tax for 2007 and prior. With limited exceptions, we are no longer subject to state income tax examinations for 2006 and prior. Foreign income tax returns are principally no longer subject to examination for 2007 and prior.

Our effective tax rate for continuing operations for the first six months of fiscal 2012 and fiscal 2013 (unaudited) was 3.0% and 8.3%, respectively. The rate for these periods differs from the U.S. statutory rate of 35% primarily due to additional valuation allowance and nondeductible interest.

Note 15. Commitments and Contingencies

Environmental Considerations

We are subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

During the second quarter of fiscal 2012, Kellwood Company, our wholly-owned subsidiary, entered into a Consent Decree with the United States Environmental Protection Agency (“EPA”) and Missouri Department of Natural Resources (“MDNR”) to conduct cleanup initiatives for the decontamination of soil and groundwater located near a former metal fabrication plant in New Haven, MO. The agreement became effective August 24, 2012, and was entered into as settlement of a lawsuit filed against Kellwood Company by the EPA and MDNR. The lawsuit alleged that Kellwood Company inappropriately disposed of tetrachloroethylene (“PCE”) an industrial degreaser used to clean metal rods for tent poles, on the surrounding grounds and sewer system of a plant operated by American Recreation Products, a wholly owned subsidiary of Kellwood Company and AHC, between 1973 and 1985. Effective October 15, 2012, in accordance with the terms of the agreement, we posted a letter of credit payable to the EPA in the amount of $5,920 as a performance guarantee for the estimated cost of remediation work.

As of February 2, 2013 and August 3, 2013 (unaudited), we have recorded $9,604 and $9,702, respectively, for estimated capital costs and ongoing remedial activities at the New Haven site. This represents our best estimate of the discounted value of the total obligation using a discount rate of 3.0% for ongoing remediation activities, and rates ranging from 0.1% to 1.0% for activities expected to be completed during the next five years. We have projected undiscounted cash flows of $12,881, after adjusting for a 2.65% inflation rate. Our recorded liability differs from the performance guarantee required by the EPA primarily due to management’s use of a lower discount rate, as well as assumption of additional costs not reflected in the EPA’s estimate of remediation work. These additional costs include voluntary corrective actions implemented by Kellwood, as well as EPA oversight fees.

Although we believe we are currently in material compliance with all of the various regulations applicable to our business, there can be no assurance that requirements will not change in the future or that we will not incur significant costs to comply with such requirements. We are currently not aware of any environmental matters which may have a material impact on our financial position, results of operations, or liquidity.

Tax Settlements

During the fourth quarter of fiscal 2012, we settled an ongoing income tax case with a state jurisdiction for a total of $4,636 (including interest). The settlement amount will be paid over a three year period subject to interest of 7.5%. We have $1,805 and $1,256 of the settlement liability recorded within other accrued expenses for the short-term portion due as of February 2, 2013 and August 3, 2013 (unaudited), respectively. The remaining amount of our obligation is recorded within deferred income taxes and other for both periods.

During the six months ended August 3, 2013 (unaudited), we settled an ongoing income tax case with a local jurisdiction for a total of $6,616 (including interest). We began making payments on the settlement amount during the third quarter of 2013, which will be paid over a three year period and subject to interest of 7.5%. As of August 3, 2013, we had $2,563 of the settlement liability recorded within other accrued expenses for the short-term portion due. The remaining amount of our obligation is recorded within deferred income taxes and other.

Litigation

We are currently party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on our financial position or results of operations, litigation is subject to inherent uncertainties.

License Agreements

We have exclusive license agreements to market apparel under trademarks owned by other parties. These include XOXO® for juniors sportswear and dresses, as well as various others for recreational products and apparel. These agreements contain provisions for minimum royalty and advertising payments based on anticipated sales in future periods. Royalty and advertising expense for license agreements within continuing operations were $4,161 and $1,206, respectively in fiscal 2010 and $3,645 and $977, respectively in fiscal 2011. In fiscal year 2012, the royalty and advertising expense within continuing operations for all license agreements totaled $713 and $500, respectively.

Our future minimum payments for all license agreements within continuing operations are as follows (in thousands):

	Royalties	Advertising
2013	$74	$500
2014	8	500
2015	—	—
2016	—	—
2016	—	—
Thereafter	—	—

Total	$82	$1,000

Contingent Consideration for Certain Acquisitions

As further described in Note 2 to the Consolidated Financial Statements, there is a deferred purchase price component to the Rebecca Taylor acquisition. The amount of this contingent consideration will be determined based on the operating results of this business and the others factors outlined in the related contingent consideration agreement.

Note 16. Segment and Geographical Financial Information

AHC designs, merchandises and sells a collection of brands across a broad range of consumer lifestyles, as well as recreational apparel and products aimed to improve the consumer outdoor experience. We operate and manage our business by brand and have identified four reportable segments, as further described below. These segments represent brand-based activities for which discrete financial information is readily available and utilized by our Chief Operating Decision Maker (“CODM”) to evaluate each brand’s performance on a regular basis. We considered both similar and dissimilar economic characteristics, internal reporting and management structures, as well as products, customers, and supply chain logistics to identify the following reportable segments:

•	Vince segment—consists of the specialty retail, wholesale, e-commerce, and licensing operations of our high-growth contemporary Vince brand.

•	American Recreational Products (“ARP”) segment—consists of our outdoor recreational equipment and apparel operations.

•	Juniors segment—consists of a collection of denim, dresses, and sportswear labels sold through wholesale distribution to retailers.

•	Moderate segment—consists of our moderately priced career and casual lifestyle brands sold through wholesale distribution to retailers.

Performance results of our remaining operating segments have been combined in Other, as none of these brands individually meet the quantitative thresholds for disclosure as a reportable segment.

Segment performance is evaluated by the Company’s CODM based on Adjusted EBITDA, defined as net earnings from continuing operations before interest expense, provision for income taxes, depreciation, amortization, long-lived asset impairment losses, fair value adjustments to contingent consideration obligations, restructuring charges, environmental remediation costs, gain on acquisitions, gain on debt extinguishment, and other non-recurring charges. Although impairment losses and adjustments to contingent consideration liabilities relate to specific brands, they are excluded from the Adjusted EBITDA of our operating segments as these measures can fluctuate significantly year over year and are not considered to be primary measures of segment performance by our CODM.

Unallocated corporate expenses are comprised of selling, general, and administrative expenses attributable to corporate and administrative activities, and other charges that are not directly attributable to our operating segments. There were no inter-segment sales or transfers for the periods presented below. Summary information for our operating segments is presented below (in thousands).

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Net Sales
Vince	$111,492	$175,255	$240,352	$90,531	$114,657
ARP	98,203	94,606	98,830	52,295	51,272
Juniors	177,629	190,613	181,582	89,850	110,575
Moderate	141,895	103,817	78,103	38,509	32,182
Other	57,355	98,555	109,128	48,260	55,281

Total net sales	$586,574	$662,846	$707,995	$319,445	$363,967

Adjusted EBITDA
Vince	$23,637	$44,186	$42,189	$13,581	$17,491
ARP	(1,454)	(7,854)	(4,496)	(208)	(528)
Juniors	13,557	9,411	9,426	3,113	9,384
Moderate	18,672	250	1,924	(1,003)	832
Other	(1,301)	10,296	6,916	2,747	3,792

Segment adjusted EBITDA	53,111	56,289	55,959	18,230	30,971
Unallocated corporate expense	(31,312)	(32,196)	(30,736)	(15,914)	(15,149)
Interest expense, net	(103,074)	(127,148)	(122,383)	(74,151)	(43,671)
Depreciation	(9,035)	(8,491)	(5,611)	(2,905)	(2,622)
Amortization of intangible assets	(954)	(1,941)	(1,899)	(950)	(950)
Restructuring, environmental and other charges	(9,729)	(2,651)	(5,091)	(2,264)	(827)
Impairment of long-lived assets (excluding goodwill)	(438)	(2,504)	(2,349)	(717)	—
Impairment of goodwill	—	(10,821)	—	—	—
Change in fair value of contingent consideration	—	1,578	7,162	4,507	54
Gain on acquisition, net of tax	939	—	—	—	—
Gain on debt extinguishment	15,912	—	—	—	—

Loss of continuing operations before provision for income taxes	$(84,580)	$(127,885)	$(104,948)	$(74,164)	$(32,194)

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Capital Expenditures
Vince	$1,602	$1,450	$1,821
ARP	104	159	727
Juniors	—	—	10
Moderate	3	—	—
Other	818	1,357	3,397
Corporate	2,595	4,067	1,748

Total capital expenditures	$5,122	$7,033	$7,703

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Total Assets
Vince	$222,456	$241,008	$265,379
ARP	61,811	61,781	68,892
Juniors	55,932	49,453	57,865
Moderate	21,564	15,316	24,302
Other	35,579	49,777	47,212

Total assets of segments	397,342	417,335	463,650
Unallocated corporate	31,173	16,403	3,978
Discontinued operations	39,930	8,386	163

Total assets	$468,445	$442,124	$467,791

Net sales results and long-lived assets are presented on a geographic basis below. We predominately operate within the United States and have a limited presence in international markets. Sales are presented based on customer location, while long-lived assets are presented based on asset location. Long-lived assets presented by geographic region below (in thousands) include property, plant and equipment, net of accumulated depreciation, as well as fixtures installed at our retailer sites, net of accumulated amortization.

	2010	2011	2012
Domestic	$541,305	$612,624	$655,879
International	45,269	50,222	52,116

Total net sales	$586,574	$662,846	$707,995

	January 28, 2012	February 2, 2013
Domestic	$19,158	$18,378
International	37	23

Total long-lived assets	$19,195	$18,401

Note 17. Related Party Transactions

Vince Earnout Agreement

In connection with the acquisition of the Vince business, Kellwood Company entered into an agreement with CRL Group providing for contingent earnout payments as additional cash purchase consideration based upon the achievement of specified performance targets. Rea Laccone, former Chief Executive Officer and Chief Creative Officer of the Vince brand, is a member of the CRL Group.

The agreement provided for the payment of contingent annual earnout payments to CRL Group for five periods between 2007 and 2011, as well as a cumulative contingent payment at the end of the agreement period. Additional consideration of $4,475, $58,465, and $806 was paid in fiscal 2010, fiscal 2011, and fiscal 2012, respectively. All consideration was recorded as an adjustment to the goodwill balance of our Vince segment in the fiscal year it was earned. See Note 5 to the Consolidated Financial Statements for a rollforward of goodwill balances by segment. As of January 28, 2012, we reported $806 within other accrued expenses on our Consolidated Balance Sheet.

Certain Indebtedness to affiliates of Sun Capital Partners, Inc.

We have substantial indebtedness to affiliates of Sun Capital Partners, Inc. (“Sun Capital”) after giving effect to the Acquisition in February 2008. Our debt obligations to affiliates of Sun Capital under the Sun Promissory Notes, Sun Capital Loan Agreement, and Sun Term Loan Agreements (as defined in Note 8 to the Consolidated Financial Statements) totaled $498,678 and $118,015 as of February 2, 2013 and August 3, 2013, respectively. These obligations were reported within long-term debt on the Consolidated Balance Sheets as of the respective periods and are comprised of both principal and capitalized PIK interest. See Note 8 to the Consolidated Financial Statements for additional discussion on the terms of each agreement.

On December 28, 2012, Sun Kellwood Finance waived all interest capitalized and accrued under the Sun Promissory notes prior to July 19, 2012. Additionally, Sun Kellwood Finance and SCSF Finance waived all interest capitalized and accrued under the Sun Capital Loan Agreement prior to July 19, 2012. As all parties are under the common control of Sun Capital, both transactions resulted in capital contributions of $270,852 and $18,249 for the Sun Promissory Notes and Sun Capital Loan Agreement, respectively. The capital contributions were recorded as adjustments to additional paid in capital on our Consolidated Balance Sheet as of February 2, 2013. These transactions had no significant income tax consequences.

On June 18, 2013, Sun Kellwood Finance and SCSF Finance assigned all title and interest in both the Sun Promissory Notes and note under our Sun Capital Loan Agreement to Sun Cardinal, LLC. Immediately following the assignment of these notes, Sun Cardinal contributed all outstanding principal and interest due under these notes as of June 18, 2013 to the capital of AHC. As all parties are under the common control of Sun Capital, these transactions were recorded in the second quarter of fiscal 2013 (unaudited) as increases to AHC’s additional paid in capital in the amounts of $334,595 and $72,932 for the Sun Promissory Notes and Sun Capital Loan Agreement, respectively. See Note 8 to the Consolidated Financial Statements.

Management Fees

In connection with the acquisition of Kellwood Company by affiliates of Sun Capital in 2008, Sun Capital Management, an affiliate of Sun Capital, entered into a Management Services Agreement with Kellwood Company that expires in May 2018, with automatic one-year extensions thereafter. Under this agreement, Sun Capital Management provides Kellwood Company with consulting and advisory services, including services relating to financing alternatives, financial reporting, accounting and management information systems. In exchange, Kellwood Company reimburses Sun Capital Management for reasonable out-of-pocket expenses incurred in connection with providing consulting and advisory services, additional and customary and reasonable fees for management consulting services provided in connection with corporate events, and also pays an annual management fee equal to $2,200 which is prepaid in equal quarterly installments. We reported $2,357, $2,420, and $2,447 for management fees to Sun Capital in other expense, net of the Consolidated Statements of Operations for fiscal 2010, fiscal 2011, and fiscal 2012, respectively. We reported management fees of $1,243 and $1,201 for the first six months of fiscal 2012 and fiscal 2013 (unaudited), respectively.

Upon the consummation of certain corporate events involving Kellwood Company or its direct or indirect subsidiaries, Kellwood Company is required to pay Sun Capital Management a transaction fee in an amount equal to 1% of the aggregate consideration paid to or by Kellwood Company and any of its direct or indirect subsidiaries or stockholders. We incurred no material transaction fees payable to Sun Capital Management during all periods presented on the Consolidated Statement of Operations. We reported $825, $926, and $971 for outstanding transaction fees within deferred income taxes and other on the Consolidated Balance Sheets as of January 28, 2012, February 2, 2013, and August 3, 2013 (unaudited).

Note 18. Subsequent Events

During the second quarter of fiscal 2013 we divested our Zobha business to focus resources on our larger contemporary and Juniors brands, as discussed further in Note 4 to our Consolidated Financial Statements. The historical results of operations and financial position of the Zobha business are reported as discontinued operations for all periods presented within our Consolidated Financial Statements.

On June 18, 2013, Sun Kellwood Finance and SCSF Finance assigned all title and interest in both the Sun Promissory Notes and the note under our Sun Capital Loan Agreement to Sun Cardinal, LLC. Immediately following the assignment of these notes, Sun Cardinal contributed all outstanding principal and interest due under these notes as of June 18, 2013 to the capital of AHC. These transactions were recorded in the second quarter of fiscal 2013 as increases to AHC’s additional paid in capital in the amounts of $334,595 and $72,932 for the Sun Promissory Notes and the note under the Sun Capital Loan Agreement, respectively. See Note 8 to the Consolidated Financial Statements.

On June 28, 2013 Kellwood Company and certain of its domestic subsidiaries, as borrowers, entered into the Fifth Amended and Restated Term Loan Agreement with SCSF Finance, LLC and Sun Kellwood Finance, LLC, as lenders, to provide for new Term G loans with a principal amount of $5,000, as discussed within Note 8 to the Consolidated Financial Statements.

We evaluated our consolidated financial statements as of and for the year ended February 2, 2013 for subsequent events through September 24, 2013, the date the financial statements were available to be issued.

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Apparel Holding Corp. (Parent Company Only)

Condensed Statements of Operations

(In thousands)

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Net sales	$—	$—	$—	$—	$—
Cost of products sold	—	—	—	—	—

Gross profit	—	—	—	—	—

Operating expenses:
Selling, general and administrative expenses	34	45	22	12	12

Total operating expenses	34	45	22	12	12

Loss from operations	(34)	(45)	(22)	(12)	(12)
Interest expense, net	67,950	81,363	68,683	47,895	15,883

Loss before provision for income taxes	(67,984)	(81,408)	(68,705)	(47,907)	(15,895)
Provision for income taxes	—	—	—	—	—

Net loss before equity loss	(67,984)	(81,408)	(68,705)	(47,907)	(15,895)
Equity loss, net of tax	(36,494)	(66,458)	(39,004)	(33,300)	(9,748)

Net loss	$(104,478)	$(147,866)	$(107,709)	$(81,207)	$(25,643)

See accompanying notes to condensed financial statements.

Apparel Holding Corp. (Parent Company Only)

Condensed Statements of Comprehensive Loss

(In thousands)

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Net Loss	$(104,478)	$(147,866)	$(107,709)	$(81,207)	$(25,643)
Foreign currency translation adjustment	100	(1)	(3)	4	(42)

Comprehensive loss	$(104,378)	$(147,867)	$(107,712)	$(81,203)	$(25,685)

See accompanying notes to condensed financial statements.

Apparel Holding Corp. (Parent Company Only)

Condensed Balance Sheets

(In thousands, except share amounts)

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$402	$282	$219
Receivables, net	—	2	—

Total current assets	402	284	219
Investment in subsidiary	(130,994)	(169,659)	(179,140)

Total assets	$(130,592)	$(169,375)	$(178,921)

Liabilities and Stockholders’ Deficit
Current liabilities:
Other accrued expenses	$367	$246	$181

Total current liabilities	367	246	181
Long-term debt	605,292	391,434	—
Deferred income taxes and other	6,770	210	—
Stockholders’ Deficit:
Voting Common Stock at $0.001 par value (1,200,000 shares authorized, 918,924.91 issued and outstanding)	1	1	1
Non-Voting Common Stock at $0.001 par value (1,700,000 shares authorized, 193.09 shares issued and outstanding)	—	—	—
Additional paid in capital	97,212	386,680	794,528
Accumulated deficit	(840,171)	(947,880)	(973,523)
Other comprehensive loss	(63)	(66)	(108)

Total stockholders’ deficit	(743,021)	(561,265)	(179,102)

Total liabilities and stockholders’ deficit	$(130,592)	$(169,375)	$(178,921)

See accompanying notes to condensed financial statements.

Apparel Holding Corp. (Parent Company Only)

Condensed Statements of Cash Flows

(In thousands)

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Operating activities
Net loss from Parent operations	$(67,984)	$(81,408)	$(68,705)	$(47,907)	$(15,895)
Add items not affecting operating cash flows:
Capitalized Payment-In-Kind interest	67,371	79,915	69,085	47,227	13,758
Changes in assets and liabilities:
Receivables, net	—	—	(2)	—	2
Accounts payable and accrued expenses	(80)	49	(121)	(12)	(65)
Other assets and liabilities	579	1,448	(402)	667	2,125

Net cash provided by operating activities	(114)	4	(145)	(25)	(75)

Investing activities
Capital distributions from subsidiary	32	45	25	13	12

Net cash (used in)/provided by investing activities	32	45	25	13	12

Financing activities
Other	—	—	—	—	—

Net cash (used in)/provided by financing activities	—	—	—	—	—

(Decrease) increase in cash and cash equivalents	(82)	49	(120)	(12)	(63)
Cash and cash equivalents, beginning of period	435	353	402	402	282

Cash and cash equivalents, end of period	$353	$402	$282	$390	$219

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$—	$—	$—	$—	$—

Supplemental Disclosures of Non-Cash Investing and Financing Activities
Forgiveness of capitalized and accrued interest on related-party debt	$—	$—	$(289,101)	$—	$(407,527)
Capital contribution from stockholder	—	—	289,101	—	407,527

See accompanying notes to condensed financial statements.

Apparel Holding Corp. (Parent Company Only)

Condensed Statements of Stockholders’ Deficit

(In thousands, except share amounts)

	Common Stock
	Number of Shares Outstanding	Par Value	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehen- sive Income	Total Stockholders’ Deficit
Balance as of January 30, 2010	919,118	$1	$96,899	$(587,827)	$(162)	$(491,089)
Comprehensive loss:
Net loss	—	—	—	(67,984)	—	(67,984)
Foreign currency translation adjustment	—	—	—	—	100	100
Earnings in equity investees	—	—	—	(36,494)	—	(36,494)
Share-based compensation expense	—	—	248	—	—	248

Balance as of January 29, 2011	919,118	$1	$97,147	$(692,305)	$(62)	$(595,219)
Comprehensive loss:
Net loss	—	—	—	(81,408)	—	(81,408)
Foreign currency translation adjustment	—	—	—	—	(1)	(1)
Earnings in equity investees	—	—	—	(66,458)	—	(66,458)
Share-based compensation expense	—	—	65	—	—	65

Balance as of January 28, 2012	919,118	$1	$97,212	$(840,171)	$(63)	$(743,021)
Comprehensive loss:
Net loss	—	—	—	(68,705)	—	(68,705)
Foreign currency translation adjustment	—	—	—	—	(3)	(3)
Earnings in equity investees	—	—	—	(39,004)	—	(39,004)
Share-based compensation expense	—	—	367	—	—	367
Capital contribution from stockholder	—	—	289,101	—	—	289,101

Balance as of February 2, 2013	919,118	$1	$386,680	$(947,880)	$(66)	$(561,265)
Comprehensive loss:
Net loss (unaudited)	—	—	—	(15,895)	—	(15,895)
Foreign currency translation adjustment (unaudited)	—	—	—	—	(42)	(42)
Earnings in equity investees (unaudited)	—	—	—	(9,748)	—	(9,748)
Share-based compensation expense (unaudited)	—	—	321	—	—	321
Capital contribution from stockholder (unaudited)	—	—	407,527	—	—	407,527

Balance as of August 3, 2013 (unaudited)	919,118	$1	$794,528	$(973,523)	$(108)	$(179,102)

See accompanying notes to condensed financial statements.

Apparel Holding Corp. (Parent Company Only)

Notes to Condensed Financial Statements

(In thousands)

Note 1. Basis of Presentation

The condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Apparel Holding Corp. (“AHC”) (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the company. The ability of AHC’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ Credit Agreement, Term Loan Agreement, and the agreement governing the subsidiaries’ 12.785% Debentures, as defined in Notes 7 and 8 to the Consolidated Financial Statements.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in this filing.

Note 2. Long-term Debt

Long-term debt consisted of the following as of fiscal years ended January 28, 2012 and February 2, 2013, and as of the six months ended August 3, 2013 (in thousands):

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Sun Promissory Notes	$520,536	$319,926	$—
Sun Capital Loan Agreement	84,756	71,508	—

Total long-term debt	$605,292	$391,434	$—

Sun Promissory Notes

On May 2, 2008, AHC entered into a $225,000 Senior Subordinated Promissory Note and a $75,000 Senior Subordinated Promissory Note with Sun Kellwood Finance, LLC (“Sun Kellwood Finance”), an affiliate of Sun Capital Partners, Inc. We collectively refer to these notes as our “Sun Promissory Notes”. The unpaid principal balance of the notes accrue interest at 15% per annum until the maturity date of October 15, 2011, at which point any unpaid principal balance of the notes shall accrue interest at a rate of 17% per annum until the notes are paid in full. All interest which is not paid in cash on or before the last day of each calendar month are deemed paid in kind and added to the principal balance of the notes unless an election is made otherwise.

On July 19, 2012, AHC amended the Sun Promissory Notes to extend the maturity date to October 15, 2016 and reduce the interest rate to 12% per annum until maturity, at which point any unpaid principal balance of the notes shall accrue interest at a rate of 14% per annum until the notes are paid in full.

On December 28, 2012, Sun Kellwood Finance waived all interest capitalized and accrued under the notes prior to July 19, 2012. As both parties are under the common control of Sun Capital, this transaction resulted in a capital contribution of $270,852 which was recorded as an adjustment to additional paid in capital on our Condensed Balance Sheet as of February 2, 2013.

On June 18, 2013, Sun Kellwood Finance assigned all title and interest in the Sun Promissory Notes to Sun Cardinal, LLC (“Sun Cardinal”). Immediately following the assignment, Sun Cardinal contributed all outstanding principal and interest due as of June 18, 2013 to the capital of AHC. As both parties are under common control of Sun Capital, this transaction resulted in a capital contribution of $334,595, which was recorded as an adjustment to AHC’s additional paid in capital on the Condensed Balance Sheet at August 3, 2013 (unaudited).

Sun Capital Loan Agreement

AHC is party to a Loan Authorization Agreement, originally dated February 13, 2008, by and between AHC (as the successor entity to Cardinal Integrated, LLC), SCSF Kellwood Finance, LLC (“SCSF Finance”) and Sun Kellwood Finance (as successors to Bank of Montreal) for a $72,000 line of credit, and $69,485 principal balance, which we refer to as the “Sun Capital Loan Agreement”. Under the terms of this agreement, as amended from time to time, interest accrues at a rate equal to the rate per annum announced by the Bank of Montreal, Chicago, Illinois, from time to time as its prime commercial rate, or equivalent, for U.S. dollar loans to borrowers located in the U.S. plus 2%. Interest on the loan is due by the last day of each fiscal quarter and is payable either in immediately available funds on each interest payment date or by adding such interest to the unpaid principal balance of the loan on each interest payment date. The original maturity date of the loan was August 6, 2009. On July 19, 2012, the maturity date of the loan was extended to August 6, 2014.

On December 28, 2012, Sun Kellwood Finance and SCSF Finance waived all interest capitalized and accrued under the loan authorization agreement prior to July 19, 2012. As all parties are under the common control of Sun Capital, this transaction resulted in a capital contribution of $18,249, which was recorded as an adjustment to additional paid in capital on our Consolidated Balance Sheet as of February 2, 2013.

On June 18, 2013, Sun Kellwood Finance and SCSF Finance assigned all title and interest in the note under the Sun Capital Loan Agreement to Sun Cardinal. Immediately following the assignment, Sun Cardinal contributed all outstanding principal and interest due under these notes as of June 18, 2013 to the capital of AHC. As all parties are under common control of Sun Capital, this transaction resulted in a capital contribution of $72,932, which was recorded as an adjustment to AHC’s additional paid in capital on the Condensed Balance Sheet at August 3, 2013 (unaudited).

Principal amounts of the notes payable and long-term debt outstanding at February 2, 2013 include the following (in thousands):

	Outstanding Principal	Capitalized PIK Interest	Total	Less: Discount	Amount per Condensed Balance Sheet
Sun Promissory Notes	$300,000	$19,926	$319,926	$—	$319,926
Sun Capital Loan Agreement	69,485	2,023	71,508	—	71,508

Total long-term debt outstanding	$369,485	$21,949	$391,434	$—	$391,434

Principal amounts of the notes payable and long-term debt outstanding at August 3, 2013 (unaudited) include the following (in thousands):

	Outstanding Principal	Capitalized PIK Interest	Total	Less: Discount	Amount per Consolidated Balance Sheet
Sun Promissory Notes	$—	$—	$—	$—	$—
Sun Capital Loan Agreement	—	—	—	—	—

Total long-term debt outstanding	$—	$—	$—	$—	$—

The following table provides a summary of future payments related to the principal and capitalized interest of our debt agreements at February 2, 2013. As discussed above, on June 18, 2013, Sun Cardinal contributed all outstanding principal and interest due under the Sun Promissory Notes and Sun Capital Loan Agreement as of June 18, 2013 to the capital of AHC. As such, no future payments will be made under these notes.

	Future Payments due by Period
	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years	Total
Sun Promissory Notes	$—	$—	$497,894	$—	$497,894
Sun Capital Loan Agreement	—	77,450	—	—	77,450

Total Payments	$—	$77,450	$497,894	$—	$575,344

Note 4. Distributions from Subsidiary

Cash distributions received by AHC were $32, $45, and $25 for fiscal 2010, fiscal 2011 and fiscal 2012, respectively. The distributions represented a return of capital.

Note 5. Subsequent Events

On June 18, 2013, Sun Kellwood Finance and SCSF Finance assigned all title and interest in both the Sun Promissory Notes and note under our Sun Capital Loan Agreement to Sun Cardinal, LLC. Immediately following the assignment of these notes, Sun Cardinal contributed all outstanding principal and interest due as of June 18, 2013 to the capital of AHC. These transactions were recorded in the second quarter of fiscal 2013 as increases to AHC’s additional paid in capital in the amounts of $334,595 and $72,932 for the Sun Promissory Notes and Sun Capital Loan Agreement, respectively. We evaluated our condensed financial statements as of and for the year ended February 2, 2013 for subsequent events through September 24, 2013, the date the financial statements were available to be issued.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Description	Beginning of Period	Expense Charges, net of Reversals	Deductions and Write-offs, net of Recoveries	End of Period
Slow Moving and Obsolescence Provision on Finished Goods and Raw Materials
Fiscal 2010	$(7,259)	$(8,537)	$9,552	$(6,244)
Fiscal 2011	(6,244)	(11,455)	9,810	(7,889)
Fiscal 2012	(7,889)	(10,009)	11,176	(6,722)
Sales Allowances
Fiscal 2010	(25,767)	(74,211)	79,669	(20,309)
Fiscal 2011	(20,309)	(79,780)	78,380	(21,709)
Fiscal 2012	(21,709)	(94,524)	92,073	(24,160)
Allowance for Doubtful Accounts
Fiscal 2010	(1,376)	473	(23)	(926)
Fiscal 2011	(926)	(464)	386	(1,004)
Fiscal 2012	(1,004)	(779)	922	(861)
Valuation Allowance on Deferred Income Taxes
Fiscal 2010	(44,644)	(9,308)	—	(53,952)
Fiscal 2011	(53,952)	(33,663)	6,113	(81,502)
Fiscal 2012	(81,502)	(31,197)	7,083	(105,616)

Please note the following:

•

Apparel Holding Corp. (to be renamed Vince Holding Corp. prior to the consummation of this offering) is the legal issuer of the shares offered in this offering. Investors will be investing in the Vince business, however, they will be purchasing shares issued by Apparel Holding Corp., not Vince, LLC;

•	The information set forth in this section is provided as supplemental information and should not be considered in lieu of the information pertaining to Apparel Holding Corp;

•

The financial information included in this section may not be indicative of Apparel Holding Corp.’s financial position, operating results and changes in equity after the completion of the IPO Restructuring Transactions, or what they would have been had the Vince business operated separately from the non-Vince businesses during the periods presented.

•	You should read the information in this section in conjunction with “Additional Information Related to AHC—Unaudited Pro Forma Consolidated Financial Data of AHC.”

Independent Auditor’s Report

To the Board of Directors of Vince, LLC:

We have audited the accompanying financial statements of Vince, LLC, which comprise the balance sheets as of February 2, 2013 and January 28, 2012, and the related statements of operations, invested equity, and cash flows for each of the three years ended February 2, 2013.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vince, LLC at February 2, 2013 and January 28, 2012, and the results of its operations and its cash flows for each of the three years ended February 2, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/    PricewaterhouseCoopers LLP

St. Louis, Missouri

July 11, 2013

VINCE, LLC

STATEMENTS OF OPERATIONS

(In thousands)

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Net sales	$111,492	$175,255	$240,352	$90,531	$114,657
Cost of products sold	55,695	89,545	132,156	50,119	63,506

Gross profit	55,797	85,710	108,196	40,412	51,151
Operating expenses:
Selling, general and administrative expenses	32,704	42,148	66,639	27,057	33,954
Amortization of intangible assets	598	599	598	299	300

Total operating expenses	33,302	42,747	67,237	27,356	34,254

Income from operations	22,495	42,963	40,959	13,056	16,897
Interest expense	7,172	15,004	22,903	10,690	12,429
Other expense, net	350	478	779	396	512

Income before provision for income taxes	14,973	27,481	17,277	1,970	3,956
Provision for income taxes	5,923	10,812	6,964	789	1,556

Net income	$9,050	$16,669	$10,313	$1,181	$2,400

See accompanying notes to Financial Statements.

VINCE, LLC

BALANCE SHEETS

(In thousands)

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$34	$35	$106
Trade receivables, net	26,474	33,931	39,903
Inventories, net	10,527	18,887	28,005
Prepaid expenses and other current assets	3,826	8,001	14,589

Total current assets	40,861	60,854	82,603
Property, plant and equipment:
Leasehold improvements	8,170	9,373	10,256
Furniture, fixtures, and computer equipment	1,253	1,449	1,636
Capitalized software	34	51	635
Construction in process	122	219	2,018

Total property, plant and equipment	9,579	11,092	14,545
Less accumulated depreciation and amortization	(2,985)	(4,104)	(5,047)

Property, plant and equipment, net	6,594	6,988	9,498
Intangible assets, net	111,440	110,842	110,542
Goodwill	63,746	63,746	63,746
Other assets	6,301	4,781	24,173

Total assets	$228,942	$247,211	$290,562

Liabilities and Invested Equity
Current liabilities:
Short-term borrowings	$88,222	$79,783	$115,601
Accounts payable	11,037	18,478	27,938
Accrued salaries and employee benefits	1,438	11,151	2,325
Other accrued expenses	967	1,054	2,141
Accrued contingent purchase price	806	—	—

Total current liabilities	102,470	110,466	148,005
Long-term debt	122,207	152,675	163,675

Commitments and contingencies (Note 9)

Deferred income taxes and other	5,789	6,087	5,041
Invested equity	(1,524)	(22,017)	(26,159)

Total liabilities and invested equity	$228,942	$247,211	$290,562

See accompanying notes to Financial Statements.

VINCE, LLC

STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Operating activities
Net income	$9,050	$16,669	$10,313	$1,181	$2,400
Add (deduct) items not affecting operating cash flows:
Depreciation	894	1,102	1,411	622	806
Amortization of intangible assets	598	599	598	299	300
Amortization of debt issuance costs	1,289	1,499	2,154	1,104	1,050
Deferred income taxes	3,091	5,825	(2,050)	2,441	1,173
Capitalized PIK interest	1,486	5,614	10,468	4,511	5,999
Deferred debt issuance cost write-off	738	1,747	—	—	—
Loss on disposition of property, plant and equipment	—	8	—	—	262
Changes in assets and liabilities:
Receivables, net	(4,423)	(12,174)	(7,457)	(10,366)	(5,972)
Inventories, net	(3,987)	(2,592)	(8,360)	(10,905)	(9,118)
Prepaid expenses and other current assets	(2,036)	(490)	(2,455)	(3,829)	(6,588)
Accounts payable and accrued expenses	3,779	3,133	17,108	8,138	1,213
Other assets and liabilities	30	350	900	468	307

Net cash (used in)/provided by operating activities	10,509	21,290	22,630	(6,336)	(8,168)

Investing activities
Payments for capital expenditures	(1,602)	(1,450)	(1,821)	(457)	(3,406)
Payments for contingent purchase price	(4,475)	(58,465)	(806)	(806)	—

Net cash (used in)/provided by investing activities	(6,077)	(59,915)	(2,627)	(1,263)	(3,406)

Financing activities
Borrowings of short-term debt obligations	—	14,900	—	—	—
Payments for short-term debt obligations	—	(14,900)	—	—	—
Borrowings of long-term loan obligations	22,393	79,900	30,000	30,000	5,000
Payments for debt extinguishment	—	—	(15,000)	—	—
Borrowings of revolving credit facilities	185,172	399,621	620,367	221,940	392,627
Payments for revolving credit facilities	(127,576)	(368,995)	(623,806)	(205,404)	(356,809)
Fees paid for amendments to credit facility	(3,644)	—	—	(114)	—
Fees paid for short-term debt obligations	—	(101)	—	—	—
Fees paid for revolving credit facilities	—	(2,147)	(114)	(609)	32
Fees paid for long-term loan obligations	—	(2,675)	(643)	(34)	(60)
Distributions to Kellwood Company	(80,773)	(66,959)	(30,806)	(38,185)	(29,145)

Net cash (used in)/provided by financing activities	(4,428)	38,644	(20,002)	7,594	11,645

Increase (decrease) in cash and cash equivalents	4	19	1	(5)	71
Cash and cash equivalents, beginning of period	11	15	34	34	35

Cash and cash equivalents, end of period	$15	$34	$35	$29	$106

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$3,569	$6,103	$6,715	$5,639	$5,432
Supplemental Disclosures of Non-Cash Investing and Financing Activities
Capital expenditures in accounts payable	—	27	160	53	668
Accrued contingent purchase price	8,137	806	—	—	—
See accompanying notes to Financial Statements.

VINCE, LLC

STATEMENTS OF INVESTED EQUITY

(In thousands)

Invested Equity
Balance January 30, 2010	$120,489
Net distributions to Kellwood Company	(80,773)
Net income	9,050

Balance January 29, 2011	48,766
Net distributions to Kellwood Company	(66,959)
Net income	16,669

Balance January 28, 2012	(1,524)
Net distributions to Kellwood Company	(30,806)
Net income	10,313

Balance February 2, 2013	(22,017)
Net distributions to Kellwood Company	(6,542)
Net income	2,400

Balance August 3, 2013 (unaudited)	$(26,159)

See accompanying notes to Financial Statements.

VINCE, LLC

NOTES TO FINANCIAL STATEMENTS

(In thousands)

Note 1. Summary of Significant Accounting Policies

(A) Description of Business:    Vince is a prominent, high-growth contemporary apparel brand known for modern, effortless style and everyday luxury essentials. We reach our customers through a variety of channels, specifically through premier wholesale department stores and specialty stores in the United States (“U.S.”) and select international markets, as well as through our branded retail locations and our website. We design our products in the U.S. and source the vast majority of our products from contract manufacturers outside the U.S., primarily in Asia and South America.

Kellwood Company and its subsidiaries (“Kellwood Company”) acquired certain net assets from CRL Group, LLC, owner of the Vince® brand and trademark (“Vince”) in 2006. On February 12, 2008, Kellwood Company was acquired by Cardinal Integrated, LLC, now known as Apparel Holding Corp., wholly-owned by affiliates of Sun Capital Partners, Inc., through a cash tender offer, including the assumption of debt. Effective September 1, 2012, Kellwood Company contributed the assets constituting the Vince business to Vince, LLC, a Delaware limited liability company and wholly-owned subsidiary of Kellwood Company. In these financial statements, unless the context otherwise requires, references to the “our,” “us,” and “we” refer to Vince, LLC.

(B) Basis of Presentation:    These financial statements have been presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Vince, LLC is a subsidiary of Kellwood Company and does not necessarily reflect a stand-alone entity. The financial statements of Vince, LLC reflect the assets, liabilities, operations and activities directly attributable to Vince, LLC, and charges for the use of services provided by centralized Kellwood Company departments and shared facilities, all of which were deemed reasonable by management to present the financial position, results of operations and changes in cash flows and invested equity of Vince, LLC on a stand-alone basis.

Vince, LLC is a borrower party under certain agreements governing Kellwood Company indebtedness, including the Wells Fargo Facility, the Cerberus Term Loan, and the Sun Term Loan Agreements (defined in Notes 3 and 4). As is such, these debt instruments and related balances including (but not limited to) interest expense and debt issuance costs have been reflected in these financial statements, as discussed further in Notes 3 and 4 herein. This presentation has been retrospectively applied to all periods presented to any debt instruments under which Vince, LLC would have been considered a borrower party had it been in existence.

The financial information included herein may not necessarily reflect the financial position, results of operations, changes in invested equity and cash flows of Vince, LLC in the future or what they would have been had Vince, LLC been a separate, stand-alone entity during the periods presented.

All intercompany accounts and transactions within Vince, LLC have been eliminated. In the opinion of management, the financial statements contain all adjustments (consisting solely of normal recurring adjustments) and disclosures necessary to make the information presented therein not misleading.

Statements of Operations

Operating expenses and revenues specifically identified as pertaining to Vince, LLC are charged or credited directly to Vince, LLC without allocation, which is true for all revenues recorded on the Statements of Operations. Additionally, Vince, LLC was charged for services provided by centralized Kellwood Company departments. These costs were charged based upon the actual cost incurred, without mark-up, and the method to determine the amount charged varied depending on the nature of the costs. See below for a summary of charges to Vince, LLC recorded within selling, general and administrative expenses:

	2010	2011	2012
Information technology support	$3,263	$4,399	$2,626
Corporate shared services	2,711	3,099	9,520
Shared facilities	976	609	448
Marketing support	2,015	2,352	1,783
Retail and e-commerce support	1,460	2,918	3,459

Total charges from Kellwood Company	$10,425	$13,377	$17,836

Information technology (“IT”) support includes costs to purchase, maintain and support the use of IT hardware, software, and various financial and operational systems used by Vince, LLC. These costs are primarily charged based upon number of users or percentage of revenue.

Corporate shared services represent the costs of corporate departments that provide services across all or several divisions of Kellwood Company. These departments provide accounting, tax, legal, collections, invoice processing, treasury, human resources and other services which are charged using percentage of revenue or other drivers that approximate the volume of usage (such as number of invoices processed).

Charges for shared facilities were related to facility and other costs, which are charged primarily based upon percentage of revenue. In fiscal 2010 and fiscal 2011, marketing costs were incurred by a centralized marketing function and were charged based upon actual usage. In fiscal 2012, third party marketing spend was charged directly to Vince, LLC, as such the charges solely represent the marketing support provided by a centralized marketing department. Retail and e-commerce support are centralized functions in which costs are charged to the divisions of Kellwood Company that utilize these direct-to-consumer channels based upon sales volume.

Management fees incurred by Kellwood Company were charged to Vince, LLC in the amounts of $350, $471, and $779 for fiscal 2010, 2011 and 2012, respectively, based upon percentage of revenue, and are recorded in other expense, net.

Balance Sheets

The Balance Sheets are comprised of assets and liabilities that are directly identified as pertaining to Vince, LLC, as of the periods presented. Any assets or liabilities that are not specifically identifiable to Vince, LLC are not presented within these financial statements, which may include certain accounts payable, other current and accrued liabilities, fixed assets, and prepaid and other balances, with the exception of the Kellwood Company debt instruments and related balances discussed above. The invested equity balance is reflective of these types of balances that were absorbed by Kellwood Company on behalf of Vince, LLC, as well as balances that were absorbed by Vince, LLC on behalf of Kellwood Company, namely the debt and related balances. See Note 8 for further discussion of the invested equity balance.

(C) Fiscal Year and Fiscal Quarter:    Vince, LLC operates on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52 or 53-week period ending on the Saturday closest to January 31 of the following year.

•	References to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011.

•	References to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012;

•	References to “fiscal year 2012” or “fiscal 2012” refer to the fiscal year ended February 2, 2013;

•	References to “first six months of fiscal 2012” refer to the six months ended July 28, 2012; and

•	References to “first six months of fiscal 2013” refer to the six months ended August 3, 2013.

Each of fiscal years 2011 and 2010 consisted of a 52-week period and fiscal year 2012 consisted of a 53-week period.

(D) Use of Estimates:    The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements which affect revenues and expenses during the period reported. Estimates are adjusted when necessary to reflect actual experience. Significant estimates and assumptions may affect many items in the financial statements. These include accounts receivable allowances, valuations of goodwill and other identified intangible assets, income tax liabilities and assets and related valuation allowances, inventory obsolescence, asset impairments, and other contingencies, as well as charges for services provided by centralized Kellwood Company departments and shared facilities (as described above). Actual results may differ from those estimates and assumptions.

(E) Financial Condition and Liquidity:    Kellwood Company has substantial indebtedness after giving effect to the February 2008 acquisition by affiliates of Sun Capital Partners, Inc. (the “Acquisition”). Since the Acquisition, Kellwood Company has incurred additional debt in order to fund negative cash flows, principally due to significant cash outflows resulting from numerous restructuring activities, the significant level of interest expense arising from substantial indebtedness and significant cash outflows related to payments for acquisitions. As a wholly owned subsidiary of Kellwood Company, Vince, LLC is a borrower party under the Wells Fargo Facility, the Cerberus Term Loan, and the Sun Term Loan Agreements (defined in Notes 3 and 4 below).

The Wells Fargo Facility and Cerberus Term Loan contain certain financial covenants related to the fixed charge coverage ratio and leverage ratio, as those terms are defined in those agreements. On May 3, 2013, Kellwood Company amended the Cerberus Term Loan in anticipation of not being in compliance with the fixed charge coverage ratio covenant during fiscal 2013. Kellwood Company was in compliance with all covenants under the debt agreements for fiscal year 2012 and expects to be in compliance during fiscal 2013, as further detailed in Notes 3 and 4 to the Financial Statements.

If Kellwood Company experiences an event of default under the Wells Fargo Facility and Cerberus Term Loan, including but not limited to a failure to pay cash interest obligations under said agreements or under the indenture, or a failure to maintain, or a failure to cure a default of, the applicable fixed charge or leverage ratios under such instruments, or other lack of liquidity caused by substantial leverage and the adverse conditions in the retail and apparel market or other factors, such an event would materially and adversely affect the financial condition and operating results of Vince, LLC.

(F) Cash and Cash Equivalents:    All highly liquid short-term time deposits with original maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was not significant for fiscal 2010, 2011 or 2012.

(G) Accounts Receivable and Concentration of Credit Risk:    We maintain an allowance for accounts receivable estimated to be uncollectible. The activity in this allowance is summarized as follows.

	2010	2011	2012
Balance, beginning of year	$455	$114	$320
Provisions for bad debt expense	(224)	319	314
Bad debts written off	(117)	(113)	(485)

Balance, end of year	$114	$320	$149

The provision for bad debts is included in selling, general and administrative expense. Substantially all of our trade receivables are derived from sales to retailers and are recorded at the invoiced amount and do not bear interest. We perform ongoing credit evaluations of our wholesale partners’ financial condition and require collateral as deemed necessary. Account balances are charged off against the allowance when we believe the receivable will not be collected.

Accounts receivable are recorded net of allowances for expected future chargebacks and margin support from wholesale partners. It is the nature of the apparel industry that suppliers like us face significant pressure from customers in the retail industry to provide allowances to compensate for wholesale customer margin shortfalls. This pressure often takes the form of customers requiring us to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of our products at retail. To the extent our wholesale partners have more of our goods on hand at the end of the season, there will be greater pressure for us to grant markdown concessions on prior shipments. Our accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and our estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. We evaluate the allowance balances on a continual basis and adjust them as necessary to reflect changes in anticipated allowance activity. We also provide an allowance for sales returns based on historical return rates.

In fiscal 2010, sales to three wholesale partners each accounted for more than ten percent of our net sales. These sales represented 15.2%, 13.0% and 11.2% of fiscal 2010 net sales. In fiscal 2011, sales to three wholesale partners each accounted for more than ten percent of our net sales. These sales represented 15.1%, 14.9% and 13.9% of fiscal 2011 net sales. In fiscal 2012, sales to three wholesale partners each accounted for more than ten percent of our net sales. These sales represented 21.4%, 15.5% and 14.3% of fiscal 2012 net sales.

In fiscal 2010, accounts receivable from two wholesale partners accounted for more than ten percent of our gross accounts receivable. These receivables represented 10.7% and 10.2% of fiscal 2010 gross accounts receivable. In fiscal 2011, accounts receivable from three wholesale partners accounted for more than ten percent of our gross accounts receivable. These receivables represented 12.4%, 11.2% and 11.0% of fiscal 2011 gross accounts receivable. In fiscal 2012, accounts receivable from three wholesale partners accounted for more than ten percent of our gross accounts receivable. These receivables represented 21.4%, 13.5% and 13.5% of fiscal 2012 gross accounts receivable.

(H) Inventories:    Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis. The cost of inventory includes manufacturing or purchase cost as well as sourcing, transportation, duty and other processing costs associated with acquiring, importing and preparing inventory for sale. Inventory costs are included in cost of products sold at the time of their sale. Product development costs are expensed in selling, general and administrative expense when incurred. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost.

Inventories consist of the following:

	2011	2012	August 3, 2013
			(unaudited)
Finished goods	$9,838	$18,443	$27,739
Work in process	303	229	147
Raw materials	386	215	119

Total inventories	$10,527	$18,887	$28,005

Net of reserves of:	$464	$1,247	$1,790

(I) Property, Plant and Equipment:    Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method over estimated useful lives of 3 to 10 years for furniture, fixtures, and computer equipment. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term, excluding renewal terms. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally three to five years. Depreciation expense was $894, $1,102 and $1,411 for fiscal 2010, 2011 and 2012, respectively.

(J) Impairment of Long-lived Assets:    We review long-lived assets with a finite life for existence of facts and circumstances which indicate that the useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on undiscounted expected future cash flows. Impairment losses are then recognized in operating results to the extent discounted expected future cash flows are less than the carrying value of the asset. There were no impairment charges related to long-lived assets recorded in fiscal 2010, fiscal 2011 or fiscal 2012.

(K) Goodwill and Other Intangible Assets:    Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually and in an interim period if a triggering event occurs. We completed our annual impairment testing on our goodwill and indefinite-lived intangible assets during the fourth quarters of fiscal 2010, fiscal 2011 or fiscal 2012.

Goodwill represents the excess of the cost of acquired businesses over the fair market value of the identifiable net assets. Indefinite-lived intangible assets are primarily company-owned trademarks. As the acquisition by Kellwood Company of the net assets of Vince occurred prior to the current requirements of ASC Topic 805 Business Combinations, the additional purchase consideration paid to the former owners of Vince subsequent to the acquisition date was recorded as an addition to the purchase price, and therefore goodwill, once determined.

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to the Intangibles-Goodwill and Other topic of Accounting Standards Codification (“ASC”). Under this amendment, an entity may elect to perform a qualitative impairment assessment for goodwill. If adverse qualitative trends are identified during the qualitative assessment that indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. “Step one” of this quantitative impairment test requires that the fair value of the reporting unit be estimated and compared to carrying amount. If the carrying amount exceeds the estimated fair value of the asset, “step two” of the impairment test is performed to calculate the impairment loss. An impairment loss is recognized to the extent the carrying amount of the reporting unit exceeds the implied fair value.

An entity may pass on performing the qualitative assessment for a reporting unit and directly perform “step one” of the assessment. This determination can be made on an asset by asset basis, and an entity may resume performing a qualitative assessment in subsequent periods. This amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this amendment during fiscal year 2012.

In fiscal 2012, we performed a qualitative assessment on the goodwill and determined that it was more likely than not that the carrying value of the reporting unit was greater than the fair value. In fiscal 2011, we performed “step one” of the impairment test for goodwill rather than electing early adoption of the guidance noted above due to the additional capitalized contingent purchase price. We estimated the fair value of the reporting unit based on an income approach, which uses discounted cash flow assumptions. The implied fair value of the reporting unit exceeded the book value. As such, we were not required to perform “step two” of the impairment test.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Lived Assets for Impairment (“ASU 2012-02”). Under this amendment, an entity may elect to perform a qualitative impairment assessment for indefinite-lived intangible assets similar to the goodwill impairment testing guidance discussed above.

An entity may pass on performing the qualitative assessment for an indefinite-lived intangible asset and directly perform “step one” of the assessment. This determination can be made on an asset by asset basis, and an entity may resume performing a qualitative assessment in subsequent periods. The amendment is effective for annual and interim impairment tests for indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012. We early adopted this amendment during fiscal 2012.

In fiscal 2012, we elected to perform a qualitative assessment on indefinite-lived intangible assets and determined that it was more likely than not that the carrying value of the assets exceeded the fair value. In fiscal 2011, we performed “step one” of the impairment test for indefinite-lived intangible assets. We estimated the fair value of the indefinite-lived assets primarily based on a relief from royalty model, which uses revenue projections, royalty rates and discount rates to estimate fair value. The implied fair value of the assets exceeded the book value, as such we were not required to perform “step two” of the impairment test.

Determining the fair value of goodwill and other intangible assets is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others. It is possible that estimates of future operating results could change adversely and impact the evaluation of the recoverability of the carrying value of goodwill and intangible assets and that the effect of such changes could be material.

Definite-lived intangible assets are comprised of customer relationships and are being amortized on a straight-line basis over their useful lives of 20 years.

See Note 2 for more information on the details surrounding the goodwill and intangible assets.

(L) Deferred Financing Costs:    Deferred financing costs, such as underwriting, financial advisory, professional fees, and other similar fees are capitalized and recognized in interest expense over the contractual life of the related debt instrument using the straight-line method, as this method results in recognition of interest expense that is materially consistent with that of the effective interest method.

(M) Deferred Rent and Deferred Lease Incentives:    We lease various office spaces, showrooms and retail stores. Many of these operating leases contain predetermined fixed escalations of the minimum rentals during the original term of the lease. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease and record the difference between the amount charged to operations and amounts paid as deferred rent. Certain of our retail store leases contain provisions for contingent rent, typically a percentage of retail sales once a predetermined threshold has been met. These amounts are expensed as incurred. Additionally, we received lease incentives in certain leases. These allowances have been deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense.

(N) Revenue Recognition:    Sales are recognized when goods are shipped in accordance with customer orders for our wholesale business and e-commerce businesses, and at the time of sale to consumer for our retail business. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to us. Accrued discounts, returns and allowances are included as an offset to accounts receivable in the Balance Sheets for our wholesale business. The activity in the accrued discounts, returns and allowances account is summarized as follows.

	2010	2011	2012
Balance, beginning of year	$1,452	$2,540	$4,347
Provision	11,736	17,916	29,400
Utilization	(10,648)	(16,109)	(26,568)

Balance, end of year	$2,540	$4,347	$7,179

For our wholesale business, amounts billed to customers for shipping and handling costs are not significant. Our stated terms are FOB shipping point. There is no stated obligation to customers after shipment, other than specifically set forth allowances or discounts that are accrued at the time of sale. The rights of inspection or acceptance contained in certain sales agreements are limited to whether the goods received by our wholesale partners are in conformance with the order specifications.

(O) Marketing and Advertising:    We provide cooperative advertising allowances to certain of our customers. These allowances are accounted for as reductions in sales as discussed in “Revenue Recognition” above. Production expense related to company-directed advertising is deferred until the first time at which the advertisement runs. Communication expense related to company-directed advertising is expensed as incurred. Marketing and advertising expense was $2,610, $3,609 and $2,591 in fiscal 2010, 2011 and 2012, respectively. There were not significant amounts of deferred production expenses associated with company-directed advertising at January 29, 2011, January 28, 2012 or February 2, 2013.

(P) Income Taxes:    Our operating results have historically been included in the U.S. federal and state income tax returns for Kellwood Company. Provision for income taxes in the financial statements have been determined on a stand-alone basis (i.e., on a “separate return” basis). As such, we are required to assess the realization of our net deferred tax assets, the need for a valuation allowance and judgments on the recognition of tax benefits based on our own facts and circumstances and exclude from that assessment any impact of the overall results of Kellwood Company. We believe the assumptions underlying the allocation of income taxes are reasonable; however the amounts allocated for income taxes in the financial statements are not necessarily indicative of the income taxes that would have been recorded had Vince, LLC been a separate, stand-alone entity during the periods presented.

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities at enacted rates. We determine the appropriateness of valuation allowances in accordance with the “more likely than not” recognition criteria. We recognize tax positions in the Balance Sheets as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with tax authorities assuming full knowledge of the position and all relevant facts. Accrued interest and penalties related to unrecognized tax benefits are included in provision for income taxes in the Statements of Operations. See Note 7 for further discussion.

(Q) New Accounting Standards:    In September 2011 and July 2012, the FASB issued amendments to the Intangibles-Goodwill and Other topic of ASC. Under these amendments, an entity may elect to perform a qualitative impairment assessment for goodwill and indefinite-lived intangible assets, as discussed above. We adopted the provisions of these new standards during fiscal 2012.

Note 2. Goodwill and Intangible Assets

Goodwill balances by segment and changes therein subsequent to the January 29, 2011 Balance Sheet are as follows (in thousands):

	Gross Goodwill	Accumulated Impairment	Net Goodwill
Balance as of January 29, 2011	$59,554	$(46,942)	$12,612
Additional contingent purchase price	51,134	—	51,134

Balance as of January 28, 2012	110,688	(46,942)	63,746
Additional contingent purchase price	—	—	—

Balance as of February 2, 2013	110,688	(46,942)	63,746
Additional contingent purchase price	—	—	—

Balance as of August 3, 2013 (unaudited)	$110,688	$(46,942)	$63,746

Identifiable intangible assets are as follows:

	Gross Amount	Accumulated Amortization	Net Book Value
Balance as of January 28, 2012:
Amortizable intangible assets:
Customer relationships	$11,970	$(2,380)	$9,590
Indefinite-lived intangible assets:
Trademark	101,850	—	101,850

Total intangible assets	$113,820	$(2,380)	$111,440

	Gross Amount	Accumulated Amortization	Net Book Value
Balance as of February 2, 2013:
Amortizable intangible assets:
Customer relationships	$11,970	$(2,978)	$8,992
Indefinite-lived intangible assets:
Trademark	101,850	—	101,850

Total intangible assets	$113,820	$(2,978)	$110,842

	Gross Amount	Accumulated Amortization	Net Book Value
Balance as of August 3, 2013 (unaudited)
Amortizable intangible assets:
Customer relationships	$11,970	$(3,278)	$8,692
Indefinite-lived intangible assets:
Trademark	101,850	—	101,850

Total intangible assets	$113,820	$(3,278)	$110,542

Amortization of identifiable intangible assets was $598, $599 and $598 for fiscal 2010, 2011 and 2012, respectively. Amortization expense for the six months ended July 28, 2012 and August 3, 2013 (unaudited) was $299 and $300, respectively. Amortization expense for each of the fiscal years 2013 to 2017 is expected to be as follows (in thousands):

Future Amortization
2013	$598
2014	598
2015	598
2016	598
2017	598

Total next 5 fiscal years	$2,990

Identifiable indefinite-lived intangible assets represent the Vince trademark. No impairments of the Vince trademark were recorded as a result of our annual asset impairment tests during fiscal years 2010, 2011 or 2012. In fiscal 2011 and 2010, the fair value of the trademark was determined utilizing the relief from royalty method. The relief from royalty method calculates fair value using a royalty savings method, which measures the value by estimating cost savings. Key assumptions include revenue projections, royalty rates and discount rates for the business. In fiscal 2012, we performed the qualitative assessment on the Vince Trademark as allowed by ASU 2012-02 and determined that it was not more likely than not that the carrying value exceeded the fair value of the asset.

Additionally, there were no impairments recorded as a result of our annual goodwill impairment test during fiscal 2010, 2011 or 2012. In fiscal 2011 and 2010, we utilized an income approach to estimate the fair value of Vince and no impairment to goodwill was recorded as a result. This is considered a Level 3 fair value measure as management forecasts are a significant unobservable input utilized in the analyses. In fiscal 2012, we used a qualitative analysis to assess the goodwill and determined that it was not more likely than not that the fair value was less than the carrying value, as allowed by the Intangible—Goodwill and Other Topic of ASC. No events occurred during the first six months of fiscal 2013 that would trigger an impairment test to be performed on our goodwill or other intangible assets.

It is possible that our estimates of future operating results could change adversely and impact the evaluation of the recoverability of the carrying value of intangible assets and that the effect of such changes on our Financial Statements could be material. While we believe that the current recorded carrying value of our intangible assets is not impaired, there can be no assurance that a significant non-cash write down or write-off will not be required in the future.

In connection with the Kellwood Company acquisition of certain net assets from CRL Group, LLC in 2006, owner of the Vince® brand and trademark, additional cash purchase consideration was paid based upon achievement of certain specified financial performance targets for each of the five full years after the acquisition (2007 through 2011) and the cumulative performance from 2007 to 2011.

The additional consideration earned in fiscal 2011 and 2010 was $51,134 and $8,137, respectively. We paid $50,328 of the fiscal 2011 consideration during the fourth quarter of fiscal 2011 and paid the remaining consideration during the second quarter of fiscal 2012. The fiscal 2010 additional cash consideration was paid during first quarter of fiscal 2011.

Note 3. Short-term borrowings

Wells Fargo Facility

On October 19, 2011, Kellwood Company and certain of its domestic subsidiaries, as borrowers (the “Borrowers”), entered into a Credit Agreement (the “Credit Agreement”) with Wells Fargo Bank, National Association, as agent, and lenders from time to time, to provide the Borrowers with a non-amortizing senior revolving credit facility (the “Wells Fargo Facility”). The Wells Fargo Facility had aggregate lending commitments of $155,000 as of February 2, 2013. Vince, LLC is a borrower party under the Credit Agreement.

The Wells Fargo Facility terminates at the earliest to occur of (a) October 19, 2016, (b) 90 days prior to the scheduled December 31, 2014, maturity date of the 12.875% Notes (as defined in Note 4) (including any extension effective on or prior to such 90th day prior to such scheduled maturity date) or (c) 90 days prior to the scheduled maturity date of the Cerberus Term Loan (as defined in Note 4) (including any extension effective on or prior to such 90th day prior to such scheduled maturity date). The amount which the Borrowers may borrow from time to time under the Wells Fargo Facility is determined on the basis of a borrowing base formula that is a percentage of Kellwood Company and subsidiaries accounts receivable and inventory that meet eligibility criteria specified in the Credit Agreement, but in no case more than the aggregate lending commitments of the participating lenders. All borrowings under the Wells Fargo Facility bear interest at a rate per annum equal to an applicable margin (ranging from 2.5%-3.0% per annum for LIBOR Revolver Loans (as defined in the Credit Agreement) and 1.25%-1.75% for Base Rate Loans (as defined in the Credit Agreement) based on average availability under the Credit Agreement) plus, at the Borrowers’ election, LIBOR or a Base Rate as defined in the Credit Agreement. In addition to paying interest, the Borrowers will pay a periodic commitment fee to the lenders under the Credit Agreement based on the amount of unused availability under the borrowing base formula. The Wells Fargo Facility is secured by a first-priority security interest in substantially all of the assets of the Borrowers, principally consisting of accounts receivable, inventory, and intellectual property. The Credit Agreement contains certain customary representations, warranties, provisions and restrictions. The Credit Agreement requires that the Borrowers maintain a fixed charge coverage ratio of at least 1:1 during any Covenant Testing Period (as defined in the Credit Agreement) which is triggered when excess availability is below 12.5% of the aggregate commitments under the Wells Fargo Facility (the “Covenant Testing Trigger Date”). The fixed charge ratio is defined as the ratio of Consolidated EBITDA (as defined in the Credit Agreement) (with certain addbacks as defined in the Credit Agreement for certain restructuring charges, startup losses in newly developed brands, costs incurred in certain acquisitions, management fees, as well as certain other costs and charges) minus capital expenditures and certain distributions; to fixed charges, defined as consolidated net interest expense paid or payable in cash, scheduled principal payments on debt in cash and certain earnout payments paid in cash up to a certain amount, calculated over the trailing four fiscal quarters. If the covenants are not met, a cash dominion period will go into effect whereby the agent has the ability to direct the disposition of the balances in controlled deposit accounts. The cash dominion period will expire when availability is over 12.5% of the aggregate commitments under the Wells Fargo Facility for a period of 90 consecutive days.

On March 23, 2012, the Credit Agreement was amended to modify the Covenant Testing Period such that it is now triggered when excess availability is below $5,000 and triggered the cash dominion period, as defined in the Credit Agreement. This amendment was entered into in consideration for a guaranty of payment of obligations under the Credit Agreement and a $20,000 letter of credit to the benefit of Wells Fargo Bank, National Association, as agent, issued by an affiliate of Sun Capital Partners, Inc.

On April 20, 2012, the Credit Agreement was amended to extend the modification to the Covenant Testing Period to be in effect until March 21, 2014 unless the guaranty described above is no longer in effect or the full face amount of the letter of credit described above is no longer available to be drawn. The guaranty will be released, the letter of credit returned and the trigger for the Covenant Testing Period will return to the pre-amendment level when availability is above $35,000 for 90 consecutive days and is projected to remain above $25,000 through the remaining term of the Credit Agreement.

At February 2, 2013, the maximum capacity on the Wells Fargo Facility was $110,838 and there were borrowings outstanding and letters of credit outstanding of $79,783 and $13,304, respectively. At August 3, 2013, the maximum capacity on the Wells Fargo Facility was $146,646 and there were borrowings outstanding and letters of credit outstanding of $115,601 and $12,569, respectively. At February 2, 2013 and August 3, 2013 (unaudited), availability under the Wells Fargo Facility was $17,751 and $18,476, respectively. Kellwood Company was in compliance with all provisions as of all periods presented.

BMO Facility

On September 12, 2011 Kellwood Company, as borrower, and certain of its domestic subsidiaries, as guarantors, entered into a Loan Authorization Agreement with BMO Harris Financing, Inc. and Bank of Montreal, as lender, (the “BMO Facility”) for a revolving credit facility up to a maximum credit line of $14,900 (the “BMO Obligations”). The BMO Facility was guaranteed by an affiliate of Sun Capital Partners, Inc. and was subordinated in payment and security interest to the Amended and Restated Credit Facility, the 12.875% Notes, the Term A Obligations, the Term B Obligations, the Term C Obligations and the Term D Obligations (all as defined below). Interest accrued on the BMO Obligations at a rate equal to the greater of (i) the Reference Bank’s Prime Rate plus 2% per annum or (ii) LIBOR plus 4.75% per annum. Such interest was to be paid quarterly either in cash or with PIK Interest, at the option of Kellwood Company. The BMO Obligations were payable on demand with a 10-day grace period and was used for liquidity, working capital and other general corporate purposes. Vince, LLC would have been a borrower party under the BMO Facility, had it been in existence.

On October 19, 2011, Kellwood Company terminated the BMO Facility and the Amended and Restated Credit Facility and entered into certain debt agreements further described above. As a result of the termination, a non-cash charge of $1,747 was recorded in interest expense, net, related to the write-off of deferred debt issuance costs of the Amended and Restated Credit Facility.

Note 4. Long-Term Debt

Long-term debt consisted of the following as of January 28, 2012, February 2, 2013 and August 3, 2013 (in thousands):

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Cerberus Term Loan	$55,000	$45,431	$45,660
Term A Obligations	15,604	17,252	18,118
Term B Obligations	24,884	27,507	28,889
Term C Obligations	16,231	17,945	18,846
Term D Obligations	10,488	11,595	12,177
Term E Obligations	—	5,601	5,937
Term F Obligations	—	27,344	28,989
Term G Obligations	—	—	5,059

Total long-term debt	$122,207	$152,675	$163,675

Cerberus Term Loan

On October 19, 2011, Kellwood Company and certain of its domestic subsidiaries, as borrowers (the “Borrowers”), entered into a Term Loan Agreement (the “Term Loan Agreement”) with Cerberus Business Finance, LLC (the “Agent”), as agent and the lenders from time to time party thereto. The Term Loan Agreement provides the Borrowers with a non-amortizing secured Term Loan in an aggregate amount of $55,000 (the “Cerberus Term Loan”). Vince, LLC is a borrower party under the Term Loan Agreement. On December 31, 2012, Kellwood Company sold a wholly-owned subsidiary, of which $10,000 in proceeds was remitted to the Agent as prepayment on the Cerberus Term Loan.

The Cerberus Term Loan terminates at the earliest to occur of (a) October 19, 2015, (b) the date on which the Wells Fargo Facility (as defined above in Note 3) has been paid in full and all commitments thereunder have been terminated or (c) 60 days prior to the scheduled December 31, 2014, maturity date of the 12.875% Notes (as defined below) (including any extensions thereof agreed to after October 19, 2011). All borrowings under the Cerberus Term Loan bear interest, from the date of the agreement until the effective date of the amendment described below at a rate per annum equal to an applicable margin (10.25%-11.25% per annum for LIBOR Rate Loans (as defined in the Term Loan Agreement) and 8.25%-8.75% for Reference Rate Loans (as defined in the Term Loan Agreement) based upon leverage and income tests under the Term Loan Agreement) plus, at the Borrowers’ election, LIBOR or a Reference Rate as defined in the Term Loan Agreement. Beginning on April 20, 2012 Kellwood Company, entered into an amendment which provided for a portion of interest equal to 1% per annum to be paid-in-kind and added to the principal amount of such term loans. The Cerberus Term Loan is secured by a security interest in substantially all of the assets of the Borrowers, principally consisting of accounts receivable, inventory and intellectual property, which security interest is contractually subordinated to security interests of the lenders under the Credit Agreement (as defined above in Note 3). The Term Loan Agreement contains certain customary representations, warranties, provisions and restrictions. The Term Loan Agreement requires that the Borrowers maintain a minimum fixed charge coverage ratio as of each fiscal quarter end prior to the effective date of the amendment described below ranging from 0.14:1—1.28:1 through the first quarter of fiscal 2013, and 1.10:1, 1.175:1, and 1.25:1 for the second, third and fourth quarters of fiscal 2013, respectively. The minimum fixed charge coverage ratio remains at 1.25:1 for fiscal quarters subsequent to 2013.

The fixed charge ratio is defined as the ratio of Consolidated EBITDA (as defined in the Term Loan Agreement) (with certain addbacks as defined in the amended Term Loan Agreement for certain restructuring charges, startup losses in newly developed brands, costs incurred in certain acquisitions, as well as certain other costs and charges) minus capital expenditures and certain distributions and management fees; to fixed charges, defined as consolidated net interest expense paid or payable in cash, scheduled principal payments on debt in cash and certain earnout payments paid in cash, excluding earnout payments related to the Company’s Vince brand for the 2011 fiscal year, up to a certain amount, calculated over the trailing four fiscal quarters. An amendment on May 3, 2013 allows Kellwood Company to exclude certain types of capital expenditures in the calculation of the minimum fixed charge coverage ratio for the second, third, and fourth quarters of fiscal 2013, not to exceed $7,500 in total. The Term Loan Agreement also requires that the Borrowers maintain a leverage ratio as defined in the Term Loan Agreement and ranging from 2.44:1—7.77:1 during the life of the Cerberus Term Loan. The leverage ratio is defined as the ratio of indebtedness secured by a lien on any collateral (including the debt under the Credit Agreement and Cerberus Term Loan, but excluding the debt under the Sun Term Loan Agreements (as defined below) and the 12.875% Notes (as defined below)), divided by Consolidated EBITDA (as defined in the Term Loan Agreement) for the trailing four fiscal quarters.

On January 26, 2012, Kellwood Company obtained a waiver to the Cerberus Term Loan until the end of the first quarter of fiscal 2012 (the “Waiver Period”), as it anticipated not being in compliance with the fixed charge coverage ratio and the leverage ratio covenants as of January 28, 2012. In conjunction with this waiver Kellwood Company, paid the Agent a $75 waiver fee and an affiliate of Sun Capital Partners, Inc. provided the Agent with a $10,000 letter of credit. The covenants were amended on April 20, 2012 prior to the end of the Waiver Period, at which time the $10,000 letter of credit was also released. On May 3, 2013, Kellwood Company amended the Cerberus Term Loan in anticipation of not being in compliance with the fixed charge coverage ratio covenant during the 2013 fiscal year. This amendment modified the definition of the fixed charge coverage ratio to allow Kellwood Company to exclude certain types of capital expenditures in the calculation of the minimum fixed charge coverage ratio for the second, third, and fourth quarters of fiscal 2013, as described above. Additionally, this amendment modified the minimum fixed charge coverage ratios starting in the second quarter of fiscal 2013.

At February 2, 2013 and August 3, 2013 (unaudited), Kellwood Company was in compliance with all provisions of the amended Cerberus Term Loan.

Term A/B/C/D/E/F/G Obligations

Kellwood Company and certain of its domestic subsidiaries, as borrowers (the “Borrowers”), affiliates of Sun Capital Partners, Inc., as lenders, and Sun Kellwood Finance, LLC, as collateral agent, have entered into various agreements (collectively the “Sun Term Loan Agreements”) to provide for Term Loans A/B/C/D/E/F/G (together the “Sun Term Loan Obligations”).

On July 23, 2009, the lenders made certain Term A loans with an original principal amount of $12,168, the proceeds of which were used by the Borrowers to fund payment of the principal amounts outstanding, plus accrued and unpaid interest on the 7.875% 1999 Debentures due July 15, 2009 that were not tendered as part of the exchange offer for the 12.875% Notes (defined below). On January 4, 2011, the lenders made certain Term B loans with an original principal amount of $22,393, the proceeds of which were used by the Borrowers solely to finance Kellwood Company’s acquisition of Rebecca Taylor. On March 18, 2011, the lenders made certain Term C loans with an original principal amount of $14,900, the proceeds of which were used to fund working capital, capital expenditures and other general corporate purposes of the Borrowers. On August 5, 2011, the lenders made certain Term D loans with an original principal amount of $10,000, the proceeds of which were used to fund all or any part of the purchase price or cost of design, construction, installation or improvement or lease of property (real or personal), plant or equipment (whether through the direct acquisition of such assets or the acquisition of capital stock of any person owning such assets) used in the business of the Borrowers.

On April 20, 2012, the lenders made certain Term E loans with an original principal amount of $5,100, the proceeds of which were used to finance costs and expenses and earnout payments in respect of certain acquisitions consummated by the Borrowers, as well as certain Term F loans with an original principal amount of $24,900, the proceeds of which were used to fund working capital, capital expenditures and other general corporate purposes of the Borrowers. On June 28, 2013 (unaudited), the lenders made certain Term G loans with an original principal amount of $5,000, the proceeds of which were used to fund working capital, capital expenditures and other general corporate purposes of the Borrowers.

The Sun Term Loan Agreements conform with the major non-economic terms of the Credit Agreement and the Term Loan Agreement, including the representations, warranties and covenants. The Sun Term Loan Agreements provide a termination date of the earlier of (i) January 19, 2017 or (ii) the date on which the Cerberus Term Loan has been terminated; provided that, if the Cerberus Term Loan is extended, the stated maturity date set forth in (i) above shall be extended by a period of the same duration. The Sun Term Loan Obligations bear interest at 10% per annum (or 12% per annum in the case of the Term E loans, the Term F loans and the Term G loans) that will be added to the principal amounts of the Sun Term Loan Obligations. If the availability under the Credit Agreement is not less than $45,000, Kellwood Company may pay interest at a rate of 5% per annum in cash (6% in the case of the Term E loans, Term F Loans and the Term G loans). No cash interest has been paid on the Sun Term Loan Agreements. The Sun Term Loan Agreements are secured by a security interest in substantially all of the assets of the Borrowers, which security interest is contractually subordinated to the security interests of the lenders under the Credit Agreement and the Term Loan Agreement.

Principal amounts of the notes payable and long-term debt outstanding at February 2, 2013 include the following (in thousands):

	Outstanding Principal	Capitalized PIK Interest	Total
Cerberus Term Loan	$45,000	$431	$45,431
Term A Obligations	12,168	5,084	17,252
Term B Obligations	22,393	5,114	27,507
Term C Obligations	14,900	3,045	17,945
Term D Obligations	10,000	1,595	11,595
Term E Obligations	5,100	501	5,601
Term F Obligations	24,900	2,444	27,344

Total long-term debt	$134,461	$18,214	$152,675

Principal amounts of the notes payable and long-term debt outstanding at August 3, 2013 include the following (in thousands):

	Outstanding Principal	Capitalized PIK Interest	Total
Cerberus Term Loan	$45,000	$660	$45,660
Term A Obligations	12,168	5,950	18,118
Term B Obligations	22,393	6,496	28,889
Term C Obligations	14,900	3,946	18,846
Term D Obligations	10,000	2,177	12,177
Term E Obligations	5,100	837	5,937
Term F Obligations	24,900	4,089	28,989
Term G Obligations	5,000	59	5,059

Total long-term debt	$139,461	$24,214	$163,675

The 12.875% Notes, which totaled $143,188 and $146,768 in aggregate principal amount (including capitalized PIK interest) as of February 2, 2013 and August 3, 2013 (unaudited), respectively, are guaranteed by various Kellwood Company subsidiaries on a secured basis, including Vince, LLC. This security interest is contractually subordinated to security interests of lenders under the Wells Fargo Facility, the Cerberus Term Loan and the Sun Term Loan Agreements. The 12.875% Notes contain certain customary provisions that, among other things, limit the ability of Kellwood Company and its restricted subsidiaries, which include Vince, LLC, to incur additional indebtedness, make certain restricted payments, dispose of assets or redeem or repurchase capital stock or prepay subordinated indebtedness. In the event that Kellwood Company fails to satisfy any of its obligations thereunder, Vince, LLC, as a subsidiary guarantor, shall be jointly and severally liable to satisfy such obligations (along with the other guarantors), until such time as its guarantee is discharged or released.

Note 5. Fair Value

The recorded amounts of cash, receivables, accounts payable and short-term debt approximate their fair values at January 28, 2012 and February 2, 2013, due to the short maturity of these instruments. The estimated fair value of our long-term debt at January 28, 2012 and February 2, 2013 approximates the carrying value.

Note 6. Leases

We lease substantially all of our office space, retail stores and certain machinery and equipment under operating leases having remaining terms up to twelve years, excluding renewal terms. Most of our real estate leases contain covenants that require us to pay real estate taxes, insurance, and other executory costs. Certain of these leases require contingent rent payments, kick-out clauses and/or opt-out clauses, based on the operating results of the retail operations utilizing the leased premises. Rent under leases with scheduled rent changes or lease concessions are recorded on a straight-line basis over the lease term. Rent expense under all operating leases was $4,295, $5,567 and $7,448 for 2010, 2011 and 2012, respectively.

The future minimum lease payments under operating leases at February 2, 2013 were as follows:

2013	$6,612
2014	6,750
2015	6,850
2016	6,422
2017	6,080
Thereafter	17,335

Total minimum lease payments	$50,049

Note 7. Income Taxes

The provision (benefit) for income taxes consists of the following:

	Fiscal Year Ended January 29, 2011	Fiscal Year Ended January 28, 2012	Fiscal Year Ended February 2, 2013
Current:
Federal	$2,208	$3,932	$5,819
State	635	1,059	1,559

Total current	2,843	4,991	7,378
Deferred:
Federal	2,685	5,075	(361)
State	395	746	(53)

Total deferred	3,080	5,821	(414)

Total provision for income taxes	$5,923	$10,812	$6,964

$1,645 of income tax benefit was recorded in invested equity during 2012 related to an increase in tax basis resulting from a disallowed loss that was reallocated from other businesses of Kellwood Company to Vince, LLC. This is included as part of net distributions to Kellwood Company within the statement of Invested Equity for fiscal 2012. Income before provision for income taxes is from domestic sources for all years.

Current income taxes are the amounts payable under the respective tax laws and regulations on each year’s earnings. A reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Fiscal Year Ended January 29, 2011	Fiscal Year Ended January 28, 2012	Fiscal Year Ended February 2, 2013
Statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	5.4%	5.2%	5.6%
Other	0.2%	0.1%	0.7%

Total	39.6%	39.3%	40.3%

Deferred income tax assets and liabilities consisted of the following:

	January 28, 2012	February 2, 2013
Deferred tax assets:
Depreciation and amortization	$4,431	$3,652
Employee related costs	513	1,811
Allowance for asset valuations	883	1,487
Accrued expenses	5	1,118
Long-term debt	1,674	4,782
Other	8	13

Total deferred tax assets	7,514	12,863
Deferred tax liabilities:
Depreciation and amortization	(9,616)	(11,605)

Total deferred tax liabilities	(9,616)	(11,605)

Net deferred tax assets (liabilities)	$(2,102)	$1,258

Included in:
Prepaid expenses and other current assets	$983	$2,703
Deferred income taxes and other	(3,085)	(1,445)

Net deferred income tax assets (liabilities)	$(2,102)	$1,258

A deemed change of ownership occurred in 2008 under Section 382 of the U.S. tax code resulting in certain built in losses to be subject to an annual limitation of $0. Since the realization of these benefits is remote, the associated deferred tax assets have been written down to zero.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	2010	2011	2012
Beginning balance	$325	$701	$399
Increases for tax positions in current year	700	395	1,693
Decreases for tax positions in prior years	(324)	(290)	(181)
Lapse in statute of limitations	0	(407)	(216)

Ending balance	$701	$399	$1,695

As of January 28, 2012 and February 2, 2013, no unrecognized tax benefits would impact our effective tax rate if recognized. It is reasonably possible that within the next 12 months we could have the statute of limitations expire in various jurisdictions. Should these events occur, our unrecognized tax benefits could be reduced by up to $321.

We include accrued interest and penalties on underpayments of income taxes in our income tax provision. As of January 28, 2012 and February 2, 2013, we had interest and penalties accrued on our Balance Sheets of $75 and $89, respectively. Net interest and penalty provisions of $11, $4 and $9 were recognized in our Statements of Operations for the years ended January 29, 2011, January 28, 2012, and February 2, 2013, respectively. Interest is computed on the difference between the tax position recognized net of any unrecognized tax benefits and the amount previously taken or expected to be taken in our tax returns.

With limited exceptions, we are no longer subject to examination for U.S. federal and state income tax for 2007 and prior.

During the first quarter of fiscal 2013 (unaudited), Kellwood Company sold a non-Vince trademark that resulted in a disallowed tax loss, of which a portion was allocated to the basis of the Vince intangible assets. This resulted in an increase to Vince, LLC’s deferred tax assets of $22,603, with the offset recorded to Invested Equity.

Our effective tax rate for continuing operations for the six months ended July 28, 2012 and August 3, 2013 (unaudited) was 40.1% and 39.3%, respectively. The rates for the six months ended July 28, 2012 and August 3, 2013 differed from the statutory rate of 34% primarily due to state taxes for the periods presented.

Note 8. Related Party Transactions

Transactions with Kellwood Company

Our results of operations include charges for the use of services provided by centralized Kellwood departments and shared facilities. These costs were charged upon the actual cost incurred, without mark-up. The charges to Vince, LLC may not be representative of what the costs would have been had we been operated separately from the Kellwood Company during the periods presented, however, we believe the amounts charged are representative of incremental cost to Kellwood Company to provide these services to us. In future periods we will continue to use certain of these services, such as distribution, information technology and back office support, from Kellwood Company as part of a shared services agreement.

During the years ended January 29, 2011, January 28, 2012, and February 2, 2013 and the first six months of fiscal 2013, Kellwood Company provided all cash management functions on behalf of Vince, LLC through a centralized treasury function. Substantially all of the cash balances of Vince, LLC are swept to Kellwood Company on a daily basis, where the cash is managed and invested by Kellwood Company. As a result, all costs charged to Vince, LLC from Kellwood Company are transacted through the centralized treasury function and are deemed to have been paid by us to Kellwood Company, in cash, during the period in which the charges are recorded. In addition, all of our cash receipts are advanced to Kellwood Company upon receipt. The invested equity balance recorded on the Balance Sheets is reflective of the accumulated cash disbursements made by Kellwood Company on behalf of Vince, LLC, net of cash receipts advanced to Kellwood Company by Vince, LLC, during the period. We consider all transactions with Kellwood Company to be financing activities, which are presented as one net amount within the Statements of Cash Flows.

The invested equity balance for Vince, LLC may not be indicative of the capital structure that Vince, LLC would have required had it been a stand-alone entity during the periods presented as there was no independent financing. Any contributions from or distributions to Kellwood Company were recorded at cost, without mark-up. Accordingly, no interest expense is charged or allocated between Vince, LLC and Kellwood Company based upon this balance.

From time to time, Kellwood Company posts letters of credit on behalf of Vince, LLC, primarily related to leased facilities. The outstanding letters of credit related to Vince, LLC totaled $352, $995 and $847 as of January 29, 2011, January 28, 2012 and February 2, 2013, respectively.

Vince Earnout Agreement

In connection with the acquisition of the Vince business, Kellwood Company entered into an agreement with CRL Group, LLC providing for contingent earnout payments as additional cash purchase consideration based upon the achievement of specified performance targets. Rea Laccone, a former Chief Executive Officer and Chief Creative Officer of the Vince brand, is a member of the CRL Group, LLC. The agreement provided for the payment of contingent annual earnout payments to CRL

Group, LLC for five periods between fiscal 2007 and fiscal 2011, as well as a cumulative contingent payment at the end of the agreement period. Additional consideration of $4,475, $58,465, and $806 was paid in fiscal 2010, fiscal 2011, and fiscal 2012, respectively. All consideration was recorded as an adjustment to the goodwill balance in the fiscal year it was earned; see Note 2 for a rollforward of the goodwill balance. As of January 28, 2012, we reported $806 within other accrued contingent purchase price on our Balance Sheet.

Kellwood Company Indebtedness to Sun Capital Partners, Inc.

Kellwood Company has substantial indebtedness to Sun Capital Partners, Inc. (“Sun Capital”) to which Vince, LLC is a borrower party. Kellwood Company’s debt obligations to Sun Capital under the Sun Term Loan Agreements (as defined in Note 4) totaled $107,244 and $118,015 as of February 2, 2013 and August 3, 2013 (unaudited), respectively. These obligations were reported within long-term debt on the Balance Sheets as of the respective periods and are comprised of both principal and capitalized PIK interest. See Note 4 for additional discussion on the terms of these agreements.

Management Fees

Kellwood Company pays management fees to Sun Capital Partners Management V, LLC (“Sun Capital Management”) under a Management Services Agreement. Under this agreement, Sun Capital Management provides Kellwood Company with consulting and advisory services, including services relating to financing alternatives, financial reporting, accounting and management information systems. In exchange, Kellwood Company reimburses Sun Capital Management for reasonable out-of-pocket expenses incurred in connection with providing consulting and advisory services, additional and customary and reasonable fees for management consulting services provided in connection with corporate events, and also pays an annual management fee. Kellwood Company charged Vince, LLC a portion of these fees incurred in the amounts of $350, $478, $779 and $250 for fiscal 2010, fiscal 2011, fiscal 2012 and the six months ended August 3, 2013 (unaudited), respectively. These amounts were recorded in in other expense, net within the Statements of Operations.

Upon the consummation of certain corporate events involving Kellwood Company or its direct or indirect subsidiaries (including Vince, LLC), Kellwood Company is required to pay Sun Capital Management a transaction fee in an amount equal to 1% of the aggregate consideration paid to or by Kellwood Company and any of its direct or indirect subsidiaries or stockholders.

Upon consummation of this offering, Vince, LLC will no longer incur management fees payable to Sun Capital Management, as the obligations under the related Management Services Agreement will be terminated or remain with Kellwood Company. We will enter into a services agreement with Sun Capital Management, pursuant to which we will agree to reimburse Sun Capital Management for out-of-pocket expenses incurred in connection with providing consulting services to us.

Note 9. Contingencies

We are currently party to various legal proceedings. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on our financial position or results of operations, litigation is subject to inherent uncertainties.

Note 10. Segment and Geographical Financial Information

Vince is a prominent, high-growth contemporary apparel brand known for its modern, effortless style and everyday luxury essentials. We operate and manage our business by distribution channel and have identified two reportable segments, as further described below. These segments represent activities driven by distribution channels for which discrete financial information is readily available and utilized by our Chief Operating Decision Maker (“CODM”) to evaluate each segment’s performance on a regular basis. We considered both similar and dissimilar economic characteristics, internal reporting and management structures, as well as products, customers, and supply chain logistics to identify the following reportable segments:

•	Wholesale segment – consists of our operations to distribute products to premier department stores and specialty stores in the United States and select international markets.

•	Direct-to-consumer segment – consists of our operations to distribute products directly to the consumer through our branded full-price specialty retail stores, outlet stores, and e-commerce platform.

Segment performance is evaluated by the Company’s CODM based on Adjusted EBITDA, defined as net earnings before interest expense, provision for income taxes, depreciation and amortization. Unallocated corporate expenses are comprised of selling, general, and administrative expenses attributable to corporate and administrative activities, and other charges that are not directly attributable to our operating segments. Unallocated corporate assets are comprised of capitalized debt placement costs, the carrying values of our goodwill and unamortized trademark, and other assets that will be utilized to generate revenue for both of our reportable segments.

Our wholesale segment sells apparel to our direct-to-consumer segment at cost. The wholesale intercompany sales of $3,905, $6,027, and $9,907 have been excluded from the net sales totals presented below for fiscal 2010, fiscal 2011, and fiscal 2012, respectively. Wholesale intercompany sales of $4,282 and $5,973 have been excluded from the net sales totals presented for the first six months of fiscal 2012 and fiscal 2013 (unaudited), respectively. Furthermore, as intercompany sales are sold at cost, no intercompany profit is reflected in Adjusted EBITDA or income before provision for income taxes for the three periods presented below.

Summary information for our operating segments is presented below (in thousands).

	Fiscal Year			Six Months Ended
	2010	2011	2012	July 28, 2012	August 3, 2013
				(unaudited)	(unaudited)
Net Sales
Wholesale	$95,798	$151,921	$203,107	$78,064	$92,551
Direct-to-consumer	15,694	23,334	37,245	12,467	22,106

Total net sales	$111,492	$175,255	$240,352	$90,531	$114,657

Adjusted EBITDA
Wholesale	$39,353	$63,171	$73,515	$27,932	$32,072
Direct-to-consumer	1,045	1,713	5,865	(698)	3,002

Segment adjusted EBITDA	40,398	64,884	79,380	27,234	35,074
Unallocated corporate expense	(16,761)	(20,698)	(37,191)	(13,653)	(17,583)
Interest expense	(7,172)	(15,004)	(22,903)	(10,690)	(12,429)
Depreciation	(894)	(1,102)	(1,411)	(622)	(806)
Amortization of intangible assets	(598)	(599)	(598)	(299)	(300)

Income before provision for income taxes	$14,973	$27,481	$17,277	$1,970	$3,956

Capital Expenditures
Wholesale	$13	$146	$459
Direct-to-consumer	1,589	1,304	1,362

Total capital expenditures	$1,602	$1,450	$1,821

	January 28, 2012	February 2, 2013	August 3, 2013
			(unaudited)
Total Assets
Wholesale	$45,648	$60,627	$80,684
Direct-to-consumer	11,012	14,679	19,099
Unallocated corporate	172,282	171,905	190,779

Total assets	$228,942	$247,211	$290,562

Sales results are presented on a geographic basis below (in thousands). We predominately operate within the U.S. and sell our products in 43 countries either directly to premier department and specialty stores, or through distribution relationships with highly-regarded international partners with exclusive rights to certain territories. Sales are presented based on customer location. All long-lived assets, including property, plant and equipment and fixtures installed at our retailer sites, are located in the U.S.

	2010	2011	2012
Domestic	$104,139	$164,209	$226,691
International	7,353	11,046	13,661

Total net sales	$111,492	$175,255	$240,352

Note 11. Subsequent Events

On June 28, 2013, Kellwood Company and certain of its domestic subsidiaries, as borrowers, entered into the Fifth Amended and Restated Term Loan Agreement with SCSF Finance, LLC and Sun Kellwood Finance, LLC, as lenders, as disclosed in Note 4 above. We evaluated our financial statements for fiscal 2012 for subsequent events through September 24, 2013, the date the financial statements were available to be issued.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common Stock

PRELIMINARY    PROSPECTUS

Goldman, Sachs & Co.	Baird

BofA Merrill Lynch	Barclays	J.P. Morgan	UBS Investment Bank

KeyBanc Capital Markets	Stifel	William Blair

                    , 2013

PART II

Item 13.    Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

SEC registration fee		$27,280
FINRA filing fee		30,500
New York Stock Exchange listing fee			*
Blue Sky fees and expenses			*
Accounting fees and expenses			*
Directors’ and Officers’ Insurance			*
Legal fees and expenses			*
Printing and engraving expenses			*
Transfer agent and registrar fees and expenses			*
Other expenses			*

Total	$		*

*	To be provided by amendment.

Item 14.    Indemnification of directors and officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

In addition, prior to the consummation of this offering, we will enter into indemnification agreements with certain of our executive officers and directors pursuant to which we will agree to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities. See “Item 17. Undertakings” for a description of the SEC’s position regarding such indemnification provisions.

Item 15.    Recent sales of unregistered securities

None.

Item 16.    Exhibits and Financial Statement Schedules

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedule

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Apparel Holding Corp., a Delaware corporation, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 24, 2013.

APPAREL HOLDING CORP.

By:	/s/ Jill Granoff
	Name:	Jill Granoff
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below (other than Jill Granoff) constitutes and appoints Lisa Klinger and Christopher T. Metz and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their, his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates listed.

Signature	Title	Date

/s/ Jill Granoff Jill Granoff	Chief Executive Officer (principal executive officer) and Director	September 24, 2013

/s/ Lisa Klinger Lisa Klinger	Chief Financial Officer and Treasurer (principal financial and accounting officer)	September 24, 2013

/s/ Christopher T. Metz Christopher T. Metz	Director	September 24, 2013

/s/ Mark E. Brody Mark E. Brody	Director	September 24, 2013

/s/ Jason H. Neimark Jason H. Neimark	Director	September 24, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended & Restated Certificate of Incorporation of Vince Holding Corp.

3.2*	Form of Amended & Restated Bylaws of Vince Holding Corp.

4.1*	Form of Stock certificate

4.2**	Registration Agreement, dated as of February 20, 2008, among Apparel Holding Corp., Sun Cardinal, LLC, SCSF Cardinal, LLC and the Other Investors party thereto

5.1	Form of Opinion of Kirkland & Ellis LLP

10.1**	Form of Contribution and Acceptance Agreement, dated as of September 12, 2012, by and between Kellwood Company and Vince, LLC

10.2*	Form of Shared Services Agreement between Vince, LLC and Kellwood Company, LLC

10.3*	Form of Tax Receivable Agreement between Vince Intermediate Holding, LLC, the Stockholders, and Sun Cardinal, LLC as Stockholder Representative

10.4*	Form of Transfer Agreement between Vince Intermediate Holding, LLC and Kellwood Intermediate Holding, LLC

10.5*	Form of Kellwood Note Receivable between Vince Intermediate Holding, LLC and Kellwood Company

10.6*	Form of Consulting Agreement between Vince Holding Corp. and Sun Capital Partners Management V, LLC

10.7	$75,000,000 Senior Subordinated Promissory Note, dated as of May 2, 2008, by Apparel Holding Corp. to SCSF Kellwood Finance, LLC

10.8	Amendment No. 1 to Senior Subordinated Promissory Note, dated as of July 19, 2012, by and between Apparel Holding Corp. and SCSF Kellwood Finance, LLC

10.9	Agreement Regarding Amendment No. 1 to Senior Subordinated Promissory Note, dated as of December 28, 2012, by and between Apparel Holding Corp. and SCSF Kellwood Finance, LLC

10.10	$225,000,000 Senior Subordinated Promissory Note, dated as of May 2, 2008, by Apparel Holding Corp. to Sun Kellwood Finance, LLC

10.11	Amendment No. 1 to Senior Subordinated Promissory Note, dated as of July 19, 2012, by and between Apparel Holding Corp. and Sun Kellwood Finance, LLC

10.12	Agreement Regarding Amendment No. 1 to Senior Subordinated Promissory Note, dated as of December 28, 2012, by and between Apparel Holding Corp. and Sun Kellwood Finance, LLC

10.13	Bank of Montreal Loan Authorization Agreement, dated as of February 13, 2008, by and between Bank of Montreal and Apparel Holding Corp.

10.14	First Amendment to Bank of Montreal Loan Authorization Agreement, dated May 2, 2008, by and between Bank of Montreal and Apparel Holding Corp.

10.15	Second Amendment to Bank of Montreal Loan Authorization Agreement, dated August 13, 2008, by and between Bank of Montreal and Apparel Holding Corp.

10.16	Third Amendment to Bank of Montreal Loan Authorization Agreement, dated December 28, 2012, by and between Bank of Montreal and Apparel Holding Corp.

Exhibit Number	Exhibit Description

10.17	Assignment and Assumption Agreement, dated as of April 9, 2009, by and among Bank of Montreal, SCSF Kellwood Finance, LLC, Sun Kellwood Finance, LLC and Apparel Holding Corp.

10.18	Loan Authorization Agreement, dated as of September 9, 2011, by and among Kellwood Company and BMO Harris Financing, Inc.

10.19	Amendment No. 4 to Loan Authorization Agreement, dated as of July 19, 2012, by and among Apparel Holding Corp., SCSF Kellwood Finance, LLC and Sun Kellwood Finance, LLC

10.20	Agreement Regarding Amendment No. 4 to Loan Authorization Agreement, dated as of December 28, 2012, by and among Apparel Holding Corp., SCSF Kellwood Finance, LLC and Sun Kellwood Finance, LLC

10.21	Credit Agreement, dated as of October 19, 2011, among Kellwood Company and its Domestic Subsidiaries, other Obligors and Wells Fargo Bank, National Association

10.22

Amendment No. 1 to Credit Agreement, entered into as of March 23, 2012, by and among the Lenders, Wells Fargo Bank, National Association, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.23

Consent and Amendment No. 2 to Credit Agreement, entered into as of April 20, 2012, by and among the Lenders, Wells Fargo Bank, National Association, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.24

Amendment No. 3 to Credit Agreement, entered into as of July 25, 2012, by and among the Lenders, Wells Fargo Bank, National Association, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.25

Consent and Amendment No. 4 to Credit Agreement, entered into as of December 31, 2012, by and among the Lenders, Wells Fargo Bank, National Association, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.26

Amended and Restated Term A Loan Agreement dated as of October 19, 2011, by and among Kellwood Company and its domestic subsidiaries, other Obligors, SCSF Kellwood Finance, LLC and Sun Kellwood Finance, LLC

10.27

Second Amended and Restated Term A Loan Agreement, dated as of April 20, 2012, among Kellwood Company and its Domestic Subsidiaries, other Obligors, SCSF Kellwood Finance, LLC and Sun Kellwood Finance, LLC

10.28

Amendment No. 1 to Second Amended and Restated Term A Loan Agreement, entered into as of July 2012, by and among the Lenders, Sun Kellwood Finance, LLC, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.29

Consent and Amendment No. 2 to Second Amended and Restated Term A Loan Agreement, entered into as of December 31, 2012, by and among the Lenders, Sun Kellwood Finance, LLC, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.30

Amendment No. 3 to Second Amended and Restated Term A Loan Agreement, dated as of June 28, 2013, by and among Kellwood Company, the Domestic Subsidiaries, the other Obligors, SCSF Kellwood Finance, LLC and Sun Kellwood Finance, LLC

10.31

Fifth Amended and Restated Term Loan B/C/D/E/F/G Agreement, dated as of June 28, 2013, among Kellwood Company, the Domestic Subsidiaries, other Obligors, SCSF Kellwood Finance, LLC and Sun Kellwood Finance, LLC

Exhibit Number	Exhibit Description

10.32	Term Loan Agreement, dated as of October 19, 2011, among Kellwood Company, the Domestic Subsidiaries, other Obligors and Cerberus Business Finance LLC

10.33

Consent and Amendment No. 1 to Credit Agreement, entered into as of April 20, 2012, by and among the Lenders, Cerberus Business Finance LLC, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.34	Amendment No. 2 to Credit Agreement, entered into as of July 25, 2012, by and among the Lenders, Cerberus Business Finance LLC, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.35

Consent and Amendment No. 3 to Term Loan Agreement, entered into as of December 31, 2012, by and among the Lenders, Cerberus Business Finance LLC, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.36

Modification to Consent and Amendment No. 4 to Term Loan Agreement, entered into as of March 2013, by and among the Lenders, Cerberus Business Finance LLC, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.37	Amendment No. 5 to Credit Agreement, entered into as of May 3, 2013, by and among the Lenders, Cerberus Business Finance LLC, Kellwood Company, the Domestic Subsidiaries and the other Obligors

10.38*	New term loan credit facility of Vince Intermediate Holding, LLC

10.39*	New revolving credit facility of Vince Intermediate Holding, LLC

10.40	Indenture Agreement, dated as of July 23, 2009, by and among Kellwood Company, the Guarantors named therein and Wells Fargo Bank National Association

10.41	Indenture Agreement, dated as of September 30, 1997, by and between Kellwood Company and The Chase Manhattan Bank

10.42	Indenture Agreement, dated as of June 22, 2004, by and between Kellwood Company and Union Bank of California, N.A.

10.43	Joinder Agreement, dated as of September 18, 2012, by and between Vince, LLC and Wells Fargo Bank, National Association

10.44	Fourth Supplemental Indenture, dated as of September 18, 2012, among Vince, LLC, Kellwood Company, the other Guarantors and Wells Fargo Bank, National Association

10.45	Joinder to Term Loan Agreement, dated as of September 1, 2012, by Vince, LLC

10.46	Joinder to Second Amended and Restated Term Loan A Agreement, dated as of September 1, 2012, by Vince, LLC

10.47	Joinder to Fourth Amended and Restated Term Loan Agreement, dated as of September 1, 2012, by Vince, LLC

10.48†**	Employment Agreement, dated as of May 4, 2012, between Jill Granoff and Kellwood Company

10.49†**	Amendment to Employment Agreement, dated as of December 30, 2012, between Jill Granoff and Kellwood Company

10.50†	Amendment No. 2 to Employment Agreement, dated as of September 24, 2013, between Jill Granoff and Kellwood Company

10.51†**	Debt Recovery Bonus Side Letter Agreement, dated June 11, 2013, between Jill Granoff and Kellwood Company

10.52†**	Employment Offer Letter, dated as of November 2, 2012, between Lisa Klinger and Kellwood Company

Exhibit Number	Exhibit Description

10.53†**	Amended and Restated Letter Agreement, effective May 1, 2013, by and between Kellwood Company and Arthur Gordon

10.54†**	Option Cancellation Agreement, dated as of October 4, 2012, by and between Arthur Gordon and Kellwood Company

10.55	Option Extension Agreement, dated as of August 5, 2013, by and between Michael Saunders, Kellwood Company, Apparel Holding Corp., SCSF Cardinal, LLC and Sun Cardinal, LLC.

10.56†**	2010 Stock Option Plan of Kellwood Company

10.57†**	Form of 2010 Stock Option Plan grant agreement for executive officers

10.58†**	2010 Stock Plan of Kellwood Company Grant Agreement, dated as of May 4, 2012, by and between Kellwood Company and Jill Granoff

10.59†**	Amendment to Grant Agreement, between Kellwood Company and Jill Granoff

10.60†**	First Amendment to Grant Agreement, dated December 30, 2012, between Kellwood Company and Jill Granoff

10.61†**	2010 Stock Plan of Kellwood Company Grant Agreement, dated as of December 10, 2012, by and between Kellwood Company and Lisa Klinger

10.62†**	2010 Stock Plan of Kellwood Company Grant Agreement, dated as of June 30, 2010, by and between Kellwood Company and Michael Saunders

10.63†*	Form of Indemnification Agreement (for directors and officers affiliated with Sun Capital Partners)

10.64†*	Form of Indemnification Agreement (for directors and officers not affiliated with Sun Capital Partners)

10.65*	Form of Escrow Agreement

10.66†*	Form of Vince Holding Corp. 2013 Incentive Plan

10.67†*	Form of Vince Holding Corp. 2013 Employee Stock Purchase Plan

21.1	List of subsidiaries of Vince Holding Corp.

23.1	Consent of Pricewaterhouse Coopers LLP for Apparel Holding Corp.

23.2	Consent of Pricewarterhouse Coopers LLP for Vince, LLC

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

*	Indicates to be filed by amendment.
**	Indicates exhibits previously filed by the registrant.
†	Indicates exhibits that constitute management contracts or compensatory plans or arrangements.